FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 30, 2010

Commission File Number: 001-14624

RBS HOLDINGS N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F     X           Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 with registration numbers 333-74703, 333-81400, 333-84044, 333-127660, 333-128619, 333-128621, 333-140798, 333-145751 and 333-149577, the registration statements on Form F-3 with registration numbers 333-162193, 333-104778-01 and 333-137691, and the registration statement on Form F-4 with registration number 333-108304 of RBS Holdings N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Certain definitions
Throughout this document, ‘ABN AMRO Holding’ means ABN AMRO Holding N.V. The term ‘ABN AMRO’ refers to ABN AMRO Holding and its consolidated subsidiaries. ‘RBS N.V.’ refers to the former ABN AMRO Bank N.V. which was renamed The Royal Bank of Scotland N.V. after the legal demerger on 6 February 2010. The term ‘new ABN AMRO Bank’ refers to the new entity named ABN AMRO Bank N.V. (previously named ABN AMRO II N.V.), and its consolidated subsidiaries, after the legal demerger. RBS Holdings N.V. was formerly named ABN AMRO Holding N.V. until it changed its name to RBS Holdings N.V. on 1 April 2010 as part of the legal separation of the Dutch State acquired businesses. All references to ABN AMRO Holding shall be deemed to be a reference to RBS Holdings N.V. All references to ABN AMRO shall be deemed to be a reference to RBS Holdings N.V. Group. ‘EUR’ refers to euros, while ‘USD’ refers to US dollars.

The terms ‘Consortium’ and ‘Consortium Members’ refer to the banks The Royal Bank of Scotland Group plc (‘RBS Group’), Fortis N.V. and Fortis SA/NV (together ‘Fortis’) and Banco Santander S.A. (‘Santander’) who jointly acquired ABN AMRO Holding on 17 October 2007 through RFS Holdings B.V. (‘RFS Holdings’). On 3 October 2008 the State of the Netherlands (‘Dutch State’) acquired Fortis Bank Nederland (Holding) N.V., including the interest in RFS Holdings that represents the acquired activities of ABN AMRO and effectively became the successor of Fortis in the Consortium Shareholder Agreement.

Furthermore, all references to ABN AMRO Bank N.V. (where it is clear from the context that such reference is not a reference to the new ABN AMRO Bank) shall be deemed to be a reference to RBS N.V.

Presentation of information
Unless otherwise indicated, the financial information contained in this Annual Report has been prepared in accordance with International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (‘EU’) and IFRS as issued by the International Accounting Standards Board (‘IASB’) which vary in certain significant respects from accounting principles generally accepted in the United States (‘US’), or ‘US GAAP’.

All annual averages in this report are based on month-end figures. Management does not believe that these month-end averages present trends materially different from those that would be presented by daily averages.

Certain figures in this document may not sum up exactly due to rounding. In addition, certain percentages in this document have been calculated using rounded figures.

Explanatory note
Legal separation of the Dutch State acquired businesses took place on 1 April 2010. As a result, the Dutch State acquired businesses no longer represent a separate segment and related results for all prior periods are classified as discontinued operations and all periods presented have been restated.

The Group is filing this Form 6-K to restate certain disclosures in the Group’s Annual Report on Form 20-F for the year ended 31 December 2009, filed with the Securities and Exchange Commission on 26 March 2010 (the “2009 Form 20-F”), in connection with the reclassification of the results attributable to the Dutch State acquired businesses as discontinued operations and in connection with certain segmental information to ensure consistency and comparability with the presentation described below, which was implemented on 1 January 2010.

•
Following the successful demerger of the Dutch Stage acquired businesses into the new ABN AMRO Bank, the Dutch State acquired businesses are classified as discontinued operations and no longer represent a separate segment.  The income statement and related notes have been restated for all periods presented. In accordance with IFRS, the balance sheet has not been restated.

•
The reorganisation of the business into four operating segments; Global Banking & Markets (‘GBM’), Global Transaction Services (‘GTS’), Central items and the Non-Core segment.  Comparative data have been restated accordingly.

Accordingly, the following pages that correspond to the 2009 Form 20-F have been restated to reflect the reclassification of results attributable to the Dutch State acquired businesses as discontinued operations and the above mentioned changes in segmentation.

Item 3: Key Information
Page 12 (Selected Financial Data)

Item 4: Information on the Company
Page 11 (Organisational Structure)
Pages 32 to 40 (Results of operations by segment)
Pages 104 to 108 (Note 1 – Segmental reporting)
Pages 119 to 120 (Note 18 – Loan impairment charges and allowances)
Pages 122 (Note 20 – Property, plant and equipment)
Pages 173 to 174 (Note 45 – Discontinued operations and assets and liabilities held for sale)
Page 214 (Selected statistical information)
Page 229 (Provisions for loan losses)

Item 5: Operating and Financial Review and Prospects
Pages 16 to 25 (Group Results)
Page 144 (Note 36 – Hedge accounting)
Page 174 (Note 45 – Cash flows attributable to discontinued operations)

Item 8: Financial Information and Item 18: Financial Statements
Page 193 (Report of Independent Registered Public Accounting Firm)
Page 196 (Report of Independent Registered Public Accounting Firm)
Page 100 (Consolidated income statement)
Pages 104 to 108 (Note 1 – Segmental reporting)
Page 111 (Note 3 – Net interest income)
Page 111 (Note 4 – Net fee and commission income)
Page 111 (Note 5 – Net trading income)
Page 112 (Note 6 – Results from Financial transactions)
Page 112 (Note 7 – Other operating income)
Page 112 (Note 8 – Personnel expenses)
Page 113 (Note 9 – General and administrative expenses)
Page 113 (Note 10 – Depreciation and amortisation)
Page 114 (Note 11 – Tax)
Pages 119 to 120 (Note 18 – Loan impairment charges and allowances)
Page 121 (Note 19 – Equity accounted investments)
Pages 122 (Note 20 – Property, plant and equipment)
Pages 123 to 124 (Note 21 – Goodwill and other intangible assets)
Pages 127 to 128 (Note 26 – Provisions)
Page 129 (Note 27 – Pension and other post-retirement employee benefits)
Page 132 (Note 28 – Recognised tax assets and liabilities)
Page 144 (Note 36 – Hedge Accounting)
Page 151 (Note 37 – Fair value of financial instruments – Level 3 portfolio movement table)
Page 153 (Note 37 – Fair value of financial instruments – Own credit spread adjustments)
Page 167 (Note 41 – Private equity investments)
Page 168 (Note 42 – Joint ventures)
Pages 173 to 174 (Note 45 – Discontinued operations and assets and liabilities held for sale)
Page 174 (Note 45 – Cash flows attributable to discontinued operations)
Pages 181 to 182 (Supplemental condensed consolidating statement of income)

Item 15: Controls and Procedures
Page 195 (Report of Independent Registered Public Accounting Firm)

This Form 6-K includes Items 3, 4, 5, 8, 15 and 18 from the 2009 Form 20-F in their entirety and also retains the page numbering of the 2009 Form 20-F, in respect of Items 3, 4, 5, 8, 15 and 18 for ease of reference.

Cautionary statement on forward-looking statements
We have included or incorporated by reference into this report, and from time to time may make in our public filings, press releases or other public statements, certain statements that may constitute ”forward-looking statements” within the meaning of the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. This includes, without limitation, such statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘should’, ‘intend’, ‘plan’, ‘probability’, ‘risk’, ‘Value-at-Risk (“VaR”)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, 'optimistic', 'prospects' and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited, to ABN AMRO’s potential exposures to various types of market risks, such as counterparty risk, interest rate risk, foreign exchange rate risk and commodity and equity price risk. Such statements are subject to risks and uncertainties. For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially. These forward-looking statements are not historical facts and represent only ABN AMRO’s beliefs regarding future events, many of which, by their nature, are inherently uncertain and beyond our control.

Other factors that could cause actual results to differ materially from those estimated by the forward looking statements contained in this document include, but are not limited to:

•	the extent and nature of future developments and continued volatility in the credit markets and their impact on the financial industry in general and ABN AMRO in particular;
•	the effect on ABN AMRO’s capital of write downs in respect of credit exposures;
•	risks related to ABN AMRO’s transition and separation process;
•
general economic conditions in the Netherlands and in other countries in which ABN AMRO has significant business activities or investments, e.g. the United Kingdom and the United States, including the impact of recessionary economic conditions on ABN AMRO's revenues, liquidity and balance sheet;

•	actions taken by governments and their agencies to support individual banks and the banking system;
•	monetary and interest rate policies of the European Central Bank, the Board of Governors of the Federal Reserve System and other G-7 central banks;
•	inflation or deflation;
•	unanticipated turbulence in interest rates, foreign currency exchange rates, commodity prices and equity prices;
•	potential losses associated with an increase in the level of substandard loans or non-performance by counterparties to other types of financial instruments;
•	changes in Dutch and foreign laws, regulations and taxes;
•	changes in competition and pricing environments;
•	inability to hedge certain risks economically;
•	adequacy of loss reserves;
•	technological changes;
•	changes in consumer spending, investment and saving habits; and
•	the success of ABN AMRO in managing the risks involved in the foregoing.

Factors that could also adversely affect ABN AMRO’s results, the accuracy of forward-looking statements in this report and the factors discussed here and in the paragraphs ‘Regulation and Supervision’ and ‘Risk factors’ and elsewhere in this report should not be regarded as a complete set of all potential risks or uncertainties. ABN AMRO has economic, financial market, credit, legal and other specialists who monitor economic and market conditions and government policies and actions. However, because it is difficult to predict with complete accuracy any changes in economic or market conditions or in governmental policies and actions, it is hard for ABN AMRO to anticipate the effects that such changes could have on ABN AMRO’s financial performance and business operations. Accordingly, you are cautioned not to place undue reliance on forward-looking statements.

The forward-looking statements made in this report speak only as at the date of publication of this report. ABN AMRO does not intend to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report, and ABN AMRO does not assume any responsibility to do so. The reader should, however, take into account any further disclosures of a forward-looking nature ABN AMRO may make in ABN AMRO’s interim reports.

Information about the Company

Corporate Information
ABN AMRO Holding N.V. is the parent company of the ABN AMRO consolidated group of companies. ABN AMRO Holding is a public limited liability company, incorporated under Dutch law on 30 May 1990, and registered at Gustav Mahlerlaan 10, 1082 PP Amsterdam, the Netherlands. ABN AMRO provides a broad range of financial services on a worldwide basis, including consumer, commercial and investment banking.

On 17 October 2007 RFS Holdings, a company incorporated, in the Netherlands, by the RBS Group, Fortis and Santander acquired 85.6% of ABN AMRO Holding. After the acquisition, ABN AMRO applied for de-listing of its ordinary shares from Euronext Amsterdam and the New York Stock Exchange. Through subsequent purchases RFS Holdings increased its stake in ABN AMRO to 99.3% as at 31 December 2007. The de-listing of the ABN AMRO Holding ordinary shares and the (formerly convertible) preference shares with a nominal value of €2.24 each from Euronext Amsterdam and the de-listing of its American Depositary Shares (‘ADSs’) from the New York Stock Exchange was effected on 25 April 2008. RFS Holdings started squeeze-out proceedings in order to acquire the remainder of the shares in ABN AMRO from minority shareholders and this procedure was completed on 22 September 2008. As a result in 2008 RFS Holdings became the sole shareholder of ABN AMRO Holding.

RFS Holdings is controlled by RBS Group, which is incorporated in the UK and registered at 36 St. Andrew Square, Edinburgh, Scotland. RBS Group is the ultimate parent company of ABN AMRO Holding.

On 3 October 2008, the Dutch State acquired all Fortis’ businesses in The Netherlands, including the Fortis share in RFS Holdings. On 21 November 2008, the Dutch State announced its intention to integrate the Dutch State acquired businesses of ABN AMRO with Fortis Bank (Nederland) N.V. after completion of the legal demerger and legal separation processes, discussed within this report. On 24 December 2008, the Dutch State purchased from Fortis Bank Nederland (Holding) N.V. its investment in RFS Holdings, to become a direct shareholder in RFS Holdings.

Update on separation
On 6 February 2010 ABN AMRO successfully executed the deed of demerger in accordance with the demerger proposal filed with the Amsterdam Chamber of Commerce on 30 September 2009, thereby demerging the majority of the Dutch State acquired businesses into the new ABN AMRO Bank. Additionally, as part of the overall separation process, some subsidiaries and assets and liabilities were separately transferred to the new legal entity ahead of the execution of the legal demerger. Some further assets and liabilities were separately transferred to the new legal entity around the same time or shortly after the execution of the legal demerger.

Effective at the same date, the existing legal entity ABN AMRO Bank N.V., from which the Dutch State acquired businesses were demerged, was renamed The Royal Bank of Scotland N.V. (‘RBS N.V.’). The legal entity into which the Dutch State acquired businesses were demerged was also renamed, from ABN AMRO II N.V. to ABN AMRO Bank N.V. (‘new ABN AMRO Bank’). RBS N.V. and new ABN AMRO Bank are wholly owned by ABN AMRO Holding. The new ABN AMRO Bank is planned to be legally separated from ABN AMRO Holding on 1 April 2010.

From 6 February 2010 onwards, the name ABN AMRO Bank N.V. will be used by the separate legal entity (registered with the Dutch Chamber of Commerce under number 34334259), which will after legal separation from ABN AMRO Holding be owned by the Dutch State.  Neither the new entity named ABN AMRO Bank nor the Dutch State guarantees the obligations under securities issued by RBS N.V. unless otherwise expressly stated in the terms and conditions of such securities. Similarly, RBS N.V. does not guarantee the obligations under securities issued by the new ABN AMRO Bank unless otherwise expressly stated in the terms and conditions of such securities.

The legal demerger represents the successful execution of the first step in a two step process chosen to effect the legal separation of the assets and liabilities acquired by the Dutch State. The second step, "legal separation", will result in the transfer of the shares of the new ABN AMRO Bank from ABN AMRO Holding to a new holding company (ABN AMRO Group N.V.) fully owned by the Dutch State and independent of ABN AMRO Holding. After the legal separation, ABN AMRO Holding will be renamed RBS Holdings N.V.

Until legal separation, ABN AMRO will continue to be governed by ABN AMRO Holding’s Managing Board and Supervisory Board and regulated on a consolidated basis with capital adequacy, liquidity measures and exposures being reported to and regulated by the Dutch Central Bank (De Nederlandsche Bank). Until legal separation, the Managing Board and Supervisory Board of RBS N.V. and of the new ABN AMRO Bank will be the same as the Managing and Supervisory Boards of ABN AMRO Holding.

RBS N.V. will, after the legal separation, become a majority owned subsidiary of ultimately RBS Group and will be an integral part of the RBS Group. It will principally contain international lending, international transaction services and equities businesses of the RBS Group. These activities will continue to be subject to Dutch Central Bank supervision and on a consolidated basis as part of the RBS Group be subject to UK Financial Services Authority supervision. Due to the change in the business and operating model of RBS N.V. compared to pre-acquisition ABN AMRO Bank N.V., a licence renewal was requested and granted by the Dutch Central Bank on 3 February 2010.

The majority of the businesses acquired by the Dutch State, consisting of the Dutch commercial and retail banking, Dutch and international private clients and diamond businesses, were transferred to the new ABN AMRO Bank at or shortly before the legal demerger.  During the period between the legal demerger and legal separation a small ‘tail’ of predominantly international businesses will continue to be transferred to the new ABN AMRO Bank with a few minor businesses remaining to be transferred after legal separation.  The exact timing of these transfers will be determined by, amongst other things, the granting of regulatory approvals in the countries in which the businesses operate. The new ABN AMRO Bank was granted a banking licence on 13 January 2010.

On 11 March 2010 a request for a Declaration of Non-Objection (‘DNO’) on the separation of ABN AMRO Bank N.V. from ABN AMRO Holding N.V. by means of sale to ABN AMRO Group N.V. was submitted to the Dutch Central Bank. This sale is planned to be executed on 1 April 2010.

The following diagram details the demerger and legal separation process in steps.

1.	The part of the assets and liabilities that are not allocated to any of the Consortium Members, the so-called Shared Assets, are not included in this overview.
2.
The structure shown represents the position after a transitional phase, during which the Dutch State and Santander will continue to hold a stake in RFS Holdings commensurate to their holding in remaining Shared Assets and any other businesses subject to later separation.

EC Remedy

RBS N.V.
On 26 November 2009, RBS Group and The Royal Bank of Scotland plc (‘RBS plc’) signed an accession agreement to the UK Government's Asset Protection Scheme ('APS'). This scheme also covers a pool of assets within the RBS acquired businesses in ABN AMRO Holding N.V. (the future RBS Holdings N.V.) to further strengthen the capital position and de-risk the earnings of the future RBS N.V. Group businesses.

On 26 November 2009, RBS Group also entered into a State Aid Commitment Deed with Her Majesty’s Treasury (‘HM Treasury’) containing commitments and undertakings given by RBS Group to HM Treasury that are designed to ensure that HM Treasury is able to comply with the commitments given by it to the European Commission for the purpose of obtaining State aid approval.

As part of these commitments, and unless the European Commission agrees otherwise, the hybrid capital instruments existing on 24 November 2009 which are retained in the future RBS Holdings N.V. Group after separation is complete will be subject to a restriction on the payment of dividends and coupons and on the exercise of any call rights, unless in any such case there is a legal obligation to do so, for an effective period of two years after the proposed capital restructuring of RFS Holdings B.V. (which is intended to take place soon after separation) and following the expiry of any "pusher" periods (which will last for 12 months) following separation and such capital restructuring.

The new ABN AMRO Bank
To comply with the European Commission’s requirements for competition, ABN AMRO and Deutsche Bank AG signed a Share Purchase Agreement on 23 December 2009 confirming the agreements reached for the sale of New HBU II N.V. (‘New HBU II’) and IFN Finance B.V. (‘IFN Finance’). The sale price agreed for New HBU II and IFN Finance, including a guarantee provided for 75% of future credit losses ('credit umbrella') and an amount to cover other liabilities and costs, is EUR 700 million.

The closing of the New HBU II and IFN Finance transaction is planned to take place after legal separation according to the conditions of the agreement. ABN AMRO has considered the impact of the transaction on results and capital ratios and considers that the transaction will have a negative impact of between EUR 800 and EUR 900 million. This total loss includes a provision for the expected cost of the credit umbrella. The new ABN AMRO Bank expects to account for these losses when, after legal separation, the conditions for effecting the closing have been met.

Organisational Structure

From 1 January 2010, ABN AMRO comprises four reportable segments, namely Global Banking & Markets (‘GBM’), Global Transactional Services (‘GTS’) and Central Items, together the ‘Core’ segments, and the Non-Core segment. This segmentation reflects the focus of and the governance created by the Managing Board on the RBS acquired businesses.

The Group presented segmental disclosures to reflect the above changes in its interim results for the period 30 June 2010, which was submitted and filed with the US Securities and Exchange Commission on Form 6-K dated 30 September 2010.

In 2009 the Group disclosed three reportable segments, namely the “RBS acquired”, “Dutch State acquired” and “Central Items” segments. The change from three reportable segments to four reportable segments reflects the focus of the Managing Board on the remaining RBS acquired businesses following the sale of the majority of the Dutch State acquired businesses to the new ABN AMRO Bank on 1 April 2010, the Dutch State acquired businesses are classified as discontinued operations and no longer represent a separate segment. Comparative segment figures have been restated to reflect the current organisation structure.

The GBM segment represents the business providing an extensive range of debt and equity financing, risk management and investment services as a leading banking partner to major corporations and financial institutions around the world. The GBM business within ABN AMRO offers four principal products: Global Lending, Equities, Short Term Markets & Funding and Local Markets.

GTS provides global transaction services, offering Global Trade Finance, Transaction Banking and International Cash Management.

The Central Items segment includes group and corporate functions, such as treasury, capital management and finance, risk management, legal, communications and human resources. Central Items manages ABN AMRO capital resources, statutory and regulatory obligations and provides services to the branch network.

The Non-Core segment contains a range of businesses and asset portfolios managed separately that ABN AMRO intends to run off or dispose of, in line with RBS Group strategy for Non-Core assets. It also includes the remaining assets and liabilities in ABN AMRO Bank N.V. that have not yet been sold, wound down or alternatively transferred by the consortium members, the so-called ‘Shared Assets’, in which each of the consortium shareholders has a joint and indirect interest.

Selected Financial Data

The selected financial data set out below has been derived from ABN AMRO’s audited consolidated financial statements for the periods indicated. ABN AMRO’s consolidated financial statements for each of the years ended 31 December 2009 and 2008 have been audited by Deloitte Accountants B.V. and the consolidated financial statements for each of the years ended 2007, 2006 and 2005 have been audited by Ernst & Young Accountants LLP, both independent auditors. The selected financial data is only a summary and should be read in conjunction with and is qualified by reference to the consolidated financial statements and notes included elsewhere in this report and the information provided in this section.

Selected Consolidated Income Statement

	As at 31 December
	Restated 2009 (1)	Restated 2009	Restated 2008	Restated 2007	2006(2)	2005(2)
(in millions of USD)		(in millions of euros)
Net interest income	2,329	1,669	2,560	1,155	4,223	8,785
Net fee and commission income	1,428	1,023	1,307	2,311	3,641	4,691
Net trading income	2,026	1,452	(9,514)	964	2,627	2,621
Results from financial transactions	(3,504)	(2,511)	(1,865)	1,097	767	1,281
Share of result in equity accounted investments	(81)	(58)	75	169	186	263
Other operating income	(289)	(207)	64	904	873	1,056
Income of consolidated private equity holdings	38	27	1,726	3,836	5,313	3,637
Total income/(loss)	1,947	1,395	(5,647)	10,436	17,630	22,334
Operating expenses	6,449	4,621	7,843	11,175	14,702	16,301
Loan impairment and other credit risk provisions	2,262	1,621	2,611	339	668	635
Total expenses	8,711	6,242	10,454	11,514	15,370	16,936
Operating profit/(loss) before tax	(6,764)	(4,847)	(16,101)	(1,078)	2,260	5,398
Tax	(649)	(465)	(2,736)	(852)	213	1,142
Profit/(loss) from continuing operations	(6,115)	(4,382)	(13,365)	(226)	2,047	4,256
Profit from discontinued operations net of tax	(25)	(18)	16,960	10,201	2,733	187
Profit/(loss) for the year	(6,140)	(4,400)	3,595	9,975	4,780	4,443

Attributable to shareholders of the parent company	(6,139)	(4,399)	3,580	9,848	4,715	4,382
Dividends on ordinary shares	-	-	19,213	1,071	2,153	2,050

(1) Solely for the convenience of the reader, euro amounts have been translated into US dollars at an exchange rate of 1 USD = EUR 0.7166, which is the rate equal to the average of the month-end rates for 2009.
(2) Selected financial data for 2005 and 2006 has not been restated for the classification of the Dutch State acquired businesses as discontinued operations. Income statement figures for 2009, 2008 and 2007 have been restated for these discontinued operations in accordance with International Financial Reporting Standards (‘IFRS’). Selected financial data for 2005 has not been restated for discontinued operations arising in 2008 and 2007. Income statement figures for 2008, 2007 and 2006 have been restated for these discontinued operations in accordance with International Financial Reporting Standards (‘IFRS’).

Selected Consolidated Balance Sheet Data

	As at 31 December
	2009 (1)	2009	2008	2007	2006	2005
(in millions of USD)		(in millions of euros)
Assets
Financial assets held for trading	112,476	78,058	212,653	242,277	205,736	202,055
Financial investments	107,921	74,897	67,061	96,435	125,381	123,774
Loans and receivables – banks	57,146	39,659	75,566	175,696	134,819	108,635
Loans and receivables – customers	314,476	218,246	270,507	398,331	443,255	380,248
Total assets	676,290	469,345	666,817	1,025,213	987,064	880,804

Liabilities
Financial liabilities held for trading	90,327	62,687	192,087	155,476	145,364	148,588
Due to banks	66,491	46,145	94,620	239,334	187,989	167,821
Due to customers	283,354	196,648	209,004	330,352	362,383	317,083
Issued debt securities	137,839	95,660	111,296	174,995	202,046	170,619
Subordinated liabilities	20,957	14,544	13,549	15,616	19,213	19,072
Total liabilities	649,033	450,429	649,694	994,504	961,169	856,652

Equity
Equity attributable to shareholders of the parent company	27,205	18,880	17,077	29,575	23,597	22,221
Equity attributable to non-controlling interests	52	36	46	1,134	2,298	1,931
Total equity	27,256	18,916	17,123	30,709	25,895	24,152

(1) Solely for the convenience of the reader, euro amounts have been translated into US dollars at an exchange rate of 1 USD = EUR 0.6940, which is the year-end rate for 2009.

Selected Ratios (1)

	At or for the year ended 31 December
	Restated 2009	Restated 2008	Restated 2007	2006	2005
	(in percentages)
Profitability ratios
Net interest margin (2)	0.8	0.7	0.5	0.5	1.1
Non-interest income to total operating income (3)	-	145.3	88.9	76.0	60.7
Efficiency ratio (4)	331.3	-	107.1	83.4	73.0
Return on average total assets (5)	-	0.42	1.1	0.6	0.61
Return on average ordinary shareholders equity (6)	-	11.1	38.4	20.7	23.5

Capital ratios
Average ordinary shareholders equity on average total assets	2.99	3.83	2.82	2.87	2.24
Dividend payout ratio (7)	-	536.68	10.9	46.0	45.3
Tier 1 Capital ratio (8)	19.89	10.88	12.42	8.45	10.62
Total Capital ratio (8)	25.48	14.43	14.61	11.14	13.14

Credit quality ratios
Provision for loan losses to private sector loans (9)	1.31	1.35	0.64	0.45	0.23
Provision for loan losses to private and public sector loans (9)	1.29	1.30	0.62	0.43	0.22
Non-performing loans to private sector loans (gross) (9) (10)	4.06	2.37	1.43	2.31	1.72
Non-performing loans to private and public sector loans (gross) (9) (10)	4.00	2.29	1.40	2.23	1.68
Allowance for loan loss to private sector loans (9)	2.67	1.82	1.12	1.15	1.09
Allowance for loan loss to private and public sector loans (9)	2.64	1.76	1.10	1.11	1.06
Allowance for loan losses to non-performing loans (gross) (10)	65.94	77.04	78.16	50.03	63.07
Write-offs to private sector loans (gross) (9)	0.60	0.35	0.52	0.36	0.39
Write-offs to private and public sector loans (gross) (9)	0.59	0.33	0.51	0.35	0.38

Consolidated ratio of earnings to fixed charges (ratio)
Excluding interest on deposits (11)	-	-	0.83	1.33	1.78
Including interest on deposits (11)	-	-	0.92	1.15	1.25

(1) According to IFRS the income statement figures of 2007 and 2006 have been restated for the qualifying discontinued operations arising in 2008. In accordance with IFRS the balance sheet figures of 2007 and 2006 are not restated for the effect of discontinued operations in 2008. The 2005 figures have not been restated for discontinued operations arising in 2008 and 2007. As a result the applicable ratios throughout the years are not comparable.
(2) Net interest income as a percentage of average interest earning assets.
(3) Negative ratios have been excluded. Restated for the classification of the Dutch State acquired businesses as discontinued operations.
(4) Operating expenses as a percentage of net interest income and total non-interest income. Negative efficiency ratios have been excluded. Restated for the classification of the Dutch State acquired businesses as discontinued operations
(5) Profit for the year as a percentage of average total assets. Negative ratios have been excluded.
(6) Net profit attributable to Ordinary shares as a percentage of average ordinary shareholders’ equity excluding the reserves with respect to cash flow hedges and available for sale securities. Negative ratios have been excluded.
(7) Dividend per Ordinary share as a percentage of net profit per Ordinary share.
(8) Tier 1 capital and total capital as a percentage of risk-weighted assets. For more information on ABN AMRO’s capital ratios, please refer to our Capital ratios discussion in Section 3: Operating Review.
(9) Excludes professional transactions (2009: EUR 10 billion; 2008: EUR 13 billion; 2007: EUR 98 billion; 2006: EUR 94 billion; 2005: EUR 75 billion) because these primarily consist of reverse repurchase agreements with limited credit risk and balances held by multi seller conduits (2009: EUR 0.3 billion; 2008: EUR 5 billion; 2007: EUR 29 billion; 2006: EUR 26 billion; 2005: 26 billion).
(10) Non-performing loans are doubtful loans for which there is objective evidence that not all contractually agreed amounts will be collected and for which an allowance for loan losses has been established. For more information on non-performing loans please refer to Section 8: ‘Additional Information’.
(11) Deposits include banks and total customer accounts. Negative ratios have been excluded. Restated for the classification of the Dutch State acquired businesses as discontinued operations. The earnings for the years ended 31 December 2009 and 2008 were inadequate to cover total fixed charges excluding interest on deposits and total fixed charges including interest on deposits. The coverage deficiencies for total fixed charges excluding interest on deposits and total fixed charges including interest on deposits for the year ended 31 December 2009 was EUR 4,847 million (2008: EUR 16,101 million).

Section 3      Operating Review

Operating and Financial Review and Prospects	16
Consolidation effects of controlled private equity investments	16
Discontinued operations	16
ABN AMRO results	17
Results of operations for years ended 31 December 2009 and 2008	18
Results of operations for years ended 31 December 2008 and 2007	22

Analysis of the Balance Sheet Movements	26

Total Equity	28

Capital Ratios	29

Liquidity and Funding	31
Liquidity ratio	31

Offices and Branches	31

Results of Operations by Segment	32
Global Banking and Markets	32
Global Transaction Services	34
Central Items	36
Non-Core	38

Credit Market and Related Exposures	41

SECTION 3     OPERATING REVIEW

Operating and Financial Review and Prospects

The following discussion of operating results is based on, and should be read in conjunction with, ABN AMRO’s consolidated financial statements. The financial information contained in this review has been prepared in accordance with IFRS issued by the IASB and adopted by the EU. For critical accounting policies and changes in accounting rules, refer to the accounting policies section in Section 6: ‘Financial Statements’.

This operating review reflects the organisational structure as set out on page 11.  ABN AMRO’s consolidated results are discussed by first comparing the results of operations for the years 2009 to 2008 and 2008 to 2007, highlighting key notes for each line item. This is followed by a more detailed analysis of the results of operations for each segment, which explains significant variances with reference to the relevant line item.

Consolidation effects of controlled private equity investments
IFRS requires consolidating investments over which ABN AMRO has control, including non-financial investments managed as private equity investments. However, as a practical matter, ABN AMRO’s private equity business is managed separately from the rest of the banking business and management does not measure the performance of the banking business based on the consolidated results of the private equity operations. Private equity business involves buying equity stakes in unlisted companies over which ABN AMRO can establish influence or control, and managing these share holdings as an investor for a number of years with a view to selling them at a profit.

The companies in which ABN AMRO has these temporary holdings are active in business sectors outside the financial industry. ABN AMRO believes that combining these temporary holdings with the core banking business does not provide a meaningful basis for discussion of the financial condition and results of operations. Therefore, in the presentation of the ‘ABN AMRO results’, the effects of a line-by-line consolidation in the income statement of the private equity holdings are removed. The results excluding the consolidation effect include the ‘de-consolidated’ holdings based on the equity method.

Discontinued operations
All Dutch State and Santander acquired businesses are classified as discontinued operations with the income statement restated for all prior periods presented. In accordance with IFRS, the balance sheet has not been restated. In addition, prior period results from discontinued operations include the results of the former BU Asset Management and of the former ABN AMRO North America Holdings and ABN AMRO Mortgage Group Inc. Profits from discontinued operations include the related operating results and if applicable the gain on sale. For further detail refer to note 2 ‘Acquisitions and disposals of subsidiaries’ and note 45 ‘Discontinued assets and liabilities held for sale’ in Section 6: ‘Financial Statement’.

ABN AMRO results
The following table sets out selected information relating to ABN AMRO for the years ended 31 December 2009, 2008 and 2007.

(in millions of euros)	IFRS
	Restated 2009	Restated 2008	Restated 2007

Net interest income	1,669	2,560	1,155
Net fee and commission income	1,023	1,307	2,311
Net trading income	1,452	(9,514)	964
Results from financial transactions	(2,511)	(1,865)	1,097
Share of results in equity accounted investments	(58)	75	169
Other operating income	(207)	64	904
Income of consolidated private equity holdings	27	1,726	3,836
Total income/(loss)	1,395	(5,647)	10,436
Operating expenses	4,621	7,843	11,175
Loan impairment and other credit risk provisions	1,621	2,611	339
Operating profit/(loss) before tax	(4,847)	(16,101)	(1,078)
Tax	(465)	(2,736)	(852)
Profit/(loss) from continuing operations	(4,382)	(13,365)	(226)
Profit from discontinued operations net of tax	(18)	16,960	10,201
Profit/(loss) for the year	(4,400)	3,595	9,975

Total assets	469,345	666,817	1,025,213
Risk-weighted assets	117,535	176,028	232,312
Full-time equivalent staff continuing operations	27,657	36,331	49,060
Full-time equivalent staff discontinuing operations	24,498	23,227	23,830
Total full-time equivalent staff	52,155	59,558	72,890
Number of branches and offices (1)	908	1,020	4,296

(1) This number includes double counting of branches and offices that serve more than one business. Adjusted for double counting, the actual number of branches and offices amounts to 908 (2008: 970; 2007: 4,254). Including numbers from operations presented as discontinued until actually sold.

Results of operations for the years ended 31 December 2009 and 2008

Total income
Total income increased to EUR 1,395 in 2009 compared to a loss of EUR 5,647 million in 2008.

Net interest income
Net interest income decreased by EUR 891 million, mainly due to changes in the structure of the balance sheet driven by transfers of businesses to The Royal Bank of Scotland plc (‘RBS plc’) in the course of 2009 and 2008, including the multi-seller conduits. In addition, net interest income was impacted by the overall interest margin pressure.

Net fee and commission income
Net fees and commission income decreased by EUR 284 million due to reduced business origination and activity resulting in lower brokerage fees following business transfers to RBS plc.

Net trading income
The increase in net trading income of EUR 10,966 million is mainly driven by lower credit valuation adjustments on monoline insurers and credit derivative product companies as well as lower write offs on CDO positions following the transfer of these assets to RBS plc at the end of the first quarter of 2009. Credit valuation adjustments for 2008 amounted to a negative EUR 4,291 million, compared with negative EUR 1,205 million in 2009. Write downs in CDO positions reduced by EUR 1,315 million to EUR 211 million in 2009. Please refer to the paragraph ‘Credit market and related exposures’ in this section for further information. Net trading income of 2008 also included losses on trading counterparties of approximately EUR 1,638 million including the Lehman Brothers default and the Bernard L. Madoff fraud which did not re-occur in 2009.In addition, the increase is a result of an improvement in the equity business of EUR 1,688 million compared to the prior year and the results in treasury related activities increased by EUR 723 million following mark-to-market gains on liquidity portfolios.

Results from financial transactions
The decrease in results from financial transactions of EUR 646 million is mainly attributable to a EUR 3,084 million decrease in the net results of risk mitigants attributable to losses on credit default swaps used to hedge credit positions following a gradual tightening of the spreads in 2009. This was partly offset by a EUR 1,446 million improvement in the net result on the sale of available-for-sale debt securities and loans and advances as a result of high losses incurred on the transfers of credit portfolios to RBS plc during 2008, which were limited in 2009. The losses on sale of loans and advances reflect the continued transfer and sale of portfolios to RBS plc. The tightening of credit spreads during 2009 reduced the fair value gain on own credit from EUR 482 million in 2008 to EUR 174 million in 2009. The result on other equity investments improved from a loss of EUR 1,186 million (including losses on the sale of our shareholding in Unicredit in 2008) to a loss of EUR 153 million.

Share of result in equity accounted investments
Share of result in equity accounted investments decreased by EUR 133 million due to the impairment in an infrastructure investment entity in Asia and due to lower profits reported by Saudi Hollandi Bank.

Other operating income
Other operating income decreased by EUR 271 million to a loss of EUR 207 million due to the valuation adjustments arising on held for sale classification of the non strategic assets in Asia.

Income of consolidated private equity holdings
Income of consolidated private equity holdings decreased by EUR 1,699 million to EUR 27 million due to the sale of consolidated private equity investments in 2009.

Operating expenses
Operating expenses decreased by EUR 3,222 million to EUR 4,621 million compared to EUR 7,843 million in the prior year.  This reflects a reduction in headcount following the transfer of employees to RBS plc, continued redundancies and divestments of non-core businesses. Related reductions in personnel costs, including bonuses and general administrative expenses, were partially offset by increased depreciation, and goodwill impairments related to the Asian operations held for sale.

Loan impairment and other credit risk provisions
Loan impairments and other credit risk provisions decreased from EUR 2,611 million to EUR 1,621 million. The improvement is predominantly due to a lower specific provision for LyondellBasell which amounted to EUR 545 million in 2009 as compared to EUR 1,154 million in 2008 and overall decreased levels of impairment, specifically in the last quarter of 2009.

Tax
The tax credit decreased to a credit of EUR 465 million compared to a credit of EUR 2,736 million in 2008. The tax credit was impacted by the impairment of deferred tax assets of EUR 0.8 billion (2008: EUR 1.4 billion).

Profit from discontinued operations net of tax
Discontinued operations amounted to EUR 18 million loss after tax in 2009 compared to a EUR 16,960 million profit after tax for the prior year. The loss from discontinued operations mainly relates to operating losses from the Dutch State acquired businesses partly offset by Santander disposal gains.  Profit from discontinued operations net of tax of EUR 16,960 million in 2008 included the sale of Banco Real to Santander in July 2008 with a gain of EUR 10,647 million, the sale of Asset Management to Fortis in March 2008 with a gain of EUR 3,073 million and the sale of Banca Antonveneta to Banca Monte dei Paschi di Siena in May 2008 with a gain of EUR 2,357 million.

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Results of operations for the years ended 31 December 2008 and 2007

Total income
Total income decreased to a loss of EUR 5,647 million in 2008 compared to a gain of EUR 10,436 million in 2007.

Net interest income
Net interest income increased by EUR 1,405 million to EUR 2,560 million. This was mainly due to the interest accruing on the proceeds of the sale of Banca Antonveneta and the sale of Banco Real and due to the transfer of Group treasury portfolios. In April 2008 the majority of Group treasury portfolios were allocated to the businesses acquired by and subsequently transferred to the respective Consortium members, leading to a reduction in Group treasury interest expense. In addition, the increase is due to the interest on the proceeds of the sale of LaSalle as well as higher interest income in the global market, credit market and the equities business.

Net fee and commission income
Net fee and commission income decreased by EUR 1,004 million to EUR 1,307 million, due to lower merger and acquisition advisory fee income and lower revenues from the equity derivative and strategy business.

Net trading income
Net trading income decreased by EUR 10,478 million to a loss of EUR 9,514 million. The majority of the decrease is attributable to credit market write-downs against asset backed securities and credit valuation adjustments against exposures to monoline insurers and credit derivative product companies. The negative revenue also includes EUR 1,638 million losses arising on trading book counterparty failures (including losses associated with the Lehman Brothers bankruptcy and the Bernard L. Madoff fraud). Furthermore, trading income was impacted by approximately EUR 500 million of losses due to a change in the valuation methodology of complex trading products that involve multiple unobservable inputs, such as correlation and interpolation, which have been adjusted to use the same estimation techniques as the ultimate parent company, RBS Group.

Results from financial transactions
Results from financial transactions decreased by EUR 2,962 million to a loss of EUR 1,865 million. The decrease is due to losses of EUR 2,415 million on the transfer of certain credit portfolios to RBS plc. The businesses were also impacted by a decrease in results of EUR 1,854 million on equity investments including losses on the sale from a shareholding in Unicredit in 2008 and a decrease in results from private equity. These negative results are partly offset by EUR 1,237 million higher gains on fair value changes in credit default swaps and gains recorded on own debt held at fair value of approximately EUR 231 million.

Share of result in equity accounted investments
Share of result in equity accounted investments decreased by EUR 94 million to EUR 75 million due to the decrease in profits generated by investments held.

Other operating income
Other operating income decreased by EUR 840 million to EUR 64 million. Other operating income in 2007 included the gain on the sale of ABN AMRO’s stake in Capitalia which was settled in exchange for Unicredit shares (EUR 624 million) and the gain on the sale of the Latin American Private Banking operations (EUR 77 million).

Income of consolidated private equity holdings
Income of consolidated private equity holdings decreased by EUR 2,110 million to EUR 1,726 million, due to the transfer of management activities to an independent management company for a large part of the portfolio. As a result of the structural change in control, the results from the portfolio of investments managed by the independent management company were no longer consolidated as of 1 July 2007 with changes in fair value shown within results from financial transactions as a net result on other equity investments.

Operating expenses
Operating expenses decreased by EUR 3,332 million to EUR 7,843 million. This is primarily as a result of lower performance related bonuses resulting from the decreased trading performance and a reduction in headcount. In 2008, operating expenses included a restructuring charge of EUR 824 million, compared with a restructuring release of EUR 58 million in 2007 (total increase of EUR 771 million).  In addition, operating expenses in 2007 included a provision for the US Department of Justice investigation (EUR 365 million), transaction-related advisory fees (EUR 211 million), the break-up fee paid to Barclays (EUR 200 million), costs of accelerated vesting of share-based payments (EUR 117 million) and transition and integration costs (EUR 95 million).

Loan impairment and other credit risk provisions
Loan impairment and other credit risk provisions increased by EUR 2,272 million to EUR 2,611 million. This is mainly due to a specific provision for LyondellBasell (EUR 1,154 million) and additional provisions in the global markets business.

Tax
Tax credit increased by EUR 1,884 million to a net tax credit of EUR 2,736 million. In 2008 comparatively lower deferred tax assets relating to losses were recognised due to uncertainty of recoverability (EUR 1.4 billion). Included in 2007 were significant tax-exempt gains on disposals, including the gain on the sale of Capitalia (EUR 624 million, net EUR 617 million), tax credits in some countries as well as substantial releases of tax liabilities resulting from the finalisation of prior-year tax returns and conclusions on a number of additional items.

Profit from discontinued operations net of tax
Profit from discontinued operations net of tax of EUR 16,960 million in 2008 includes the results from the Dutch State acquired businesses of EUR 471 million.  In addition, profit from discontinued operations net of tax in 2008 includes the sale of Santander acquired businesses (including Antonveneta and Banco Real) which were concluded in the second quarter of 2008 with a gain of EUR 13,004 million and the sale of Asset Management to Fortis in March 2008 with a gain of EUR 3,073 million.

Profit from discontinued operations net of tax of EUR 10,201 million in 2007 includes the sale of ABN AMRO North America Holdings and ABN AMRO Mortgage, with a gain of EUR 7,312 million. In addition, profit from discontinued operations net of tax in 2007, includes the results from the classification as discontinued operations of the Dutch State acquired businesses (EUR 1,180 million), of Banca Antonveneta and Banco Real (EUR 748 million), and of Asset Management (EUR 171 million). Also included in 2007 was the partial release of a provision recorded in connection with the sale of Bouwfonds in 2006 (EUR 52 million).

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Analysis of the balance sheet movements
The following is an analysis by significant balance sheet category of movements between 31 December 2009 and 31 December 2008.

(in millions of euros)	2009	2008
Assets
Financial assets held for trading	78,058	212,653
Financial investments	74,897	67,061
Loans and receivables – banks	39,659	75,566
Loans and receivables – customers	218,246	270,507
Total assets	469,345	666,817

Liabilities
Financial liabilities held for trading	62,687	192,087
Due to banks	46,145	94,620
Due to customers	196,648	209,004
Issued debt securities	95,660	111,296
Subordinated liabilities	14,544	13,549
Total liabilities	450,429	649,694

Equity
Equity attributable to shareholders of the parent company	18,880	17,077
Equity attributable to non-controlling interests	36	46
Total equity	18,916	17,123

Guarantees and other commitments	36,767	42,148

ABN AMRO’s total assets were EUR 469 billion at 31 December 2009, a decrease of EUR 197 billion, or 30%, when compared with EUR 667 billion at 31 December 2008. This decrease is primarily related to the continued transfer and sale of businesses and portfolios to RBS Group. The impact from the dislocation in the financial markets was not as significant in 2009, in comparison to 2008, however it was still a prevalent factor in the reduction of some balance sheet activities.

ABN AMRO’s total liabilities decreased EUR 199 billion, or 31%, to EUR 450 billion for reasons related to the decrease in total assets.

Financial assets and liabilities held for trading
Financial assets held for trading decreased by EUR 135 billion, or 63%, to EUR 78 billion at 31 December 2009 when compared to EUR 213 billion at 31 December 2008. This was predominantly due to a large decrease in derivative financial assets as trading positions either matured or were transferred to RBS Group as part of the overall integration plan.

Financial liabilities held for trading of EUR 63 billion at 31 December 2009 decreased by EUR 129 billion, or 67%, as compared to EUR 192 billion at 31 December 2008, for similar reasons as noted above.

Financial investments
At 31 December 2009, ABN AMRO held financial investments of EUR 75 billion as compared to EUR 67 billion at 31 December 2008. The increase of EUR 8 billion, or 12%, was in part due to an increase in interest earning securities following the need to hold higher levels of quality collateral to support some issued note programs. The largest increase related to interest earning securities issued by other OECD governments which are held as part of asset and liability management activities.

Loans and receivables – banks and Due to banks
Total loans and receivables – banks decreased by EUR 36 billion, or 48%, to EUR 40 billion at 31 December 2009 compared to the balance of EUR 76 billion at 31 December 2008. The decrease is predominantly attributable to a decrease in professional securities transactions of EUR 31 billion due to the transfer of reverse repurchase activity to RBS Group during the first half of 2009 and no new transactions being generated in ABN AMRO. Loans also decreased, by EUR 6 billion from 2008, mainly as a result of a decrease in global exposures on derivative collateral with banks due to the maturing of trades and the decreasing net exposures as a result of derivative novations.

Due to banks decreased EUR 48 billion to EUR 46 billion at 31 December 2009 from EUR 95 billion at 31 December 2008. The majority of the reduction is in professional securities transactions (EUR 21 billion decrease) and is due to the roll-off of existing repurchase agreements with new business flowing to RBS Group.

Loans and receivables – customers and Due to customers
Loans and Receivables - customers decreased by EUR 52 billion, or 19%, to EUR 218 billion at 31 December 2009 compared to the balance of EUR 271 billion at 31 December 2008. Commercial loans and receivables decreased by EUR 35 billion due to continued transfers of business activities to RBS Group and the maturing of loans. The level of public sector loans and receivables has decreased mainly as a result of the maturing of loans with the Ministry of Finance of Japan. Furthermore, multi-seller conduits balances decreased by EUR 5 billion due to the transfer to RBS Group of the multi-seller conduits Orchid Funding Corporation and Abel Tasman Holdings. Also impacting on the overall decrease in this balance is the reclassification of approximately EUR 3.3 billion of loans and receivables to held for sale relating to certain Asian operations within the RBS acquired businesses segment.

Due to customers decreased EUR 12 billion, or 6%, to EUR 197 billion at 31 December 2009 compared to the balance of EUR 209 billion at 31 December 2008. A significant proportion of the decrease is related to the RBS acquired businesses segment including EUR 7.8 billion due to the reclassification of certain Asian operations in the RBS acquired businesses segment to held for sale.

Issued debt securities
Issued debt securities of EUR 96 billion at 31 December 2009 compare to EUR 111 billion at 31 December 2008. The decrease of EUR 16 billion, or 14%, was due to transfers to the RBS Group during the year. This includes a fall in issued commercial paper following the transfer of the remaining multi-seller conduits Orchid Funding Corporation and Abel Tasman Holdings. The decrease in bonds issued was due to debt redemptions and the buy back of own issued debt.

Subordinated liabilities
Subordinated liabilities increased EUR 1.0 billion, or 7%, to EUR 14.5 billion at 31 December 2009 compared to EUR 13.5 billion at 31 December 2008. The increase in 2009 is a result of the issuance of EUR 2.6 billion of Mandatory Convertible Securities as part of the capital actions of the new ABN AMRO Bank. This increase was partly offset by the redemption of EUR 1.5 billion of subordinated notes falling due.

Guarantees and other commitments
ABN AMRO has, at any time, a number of commitments to extend credit. At 31 December 2009, ABN AMRO had EUR 37 billion of guarantees and other commitments outstanding as compared to EUR 42 billion at 31 December 2008. At 31 December 2009, ABN AMRO had EUR 52 billion of committed credit facilities as compared to EUR 63 billion at 31 December 2008. Lower levels of commitments follow the trend on lower loan book volumes.

Total equity
The following table shows ABN AMRO’s capital at 31 December 2009, 2008 and 2007.

(in millions of euros)	2009	2008	2007
Ordinary share capital	1,852	1,852	1,085
Ordinary share premium reserves	11,943	5,343	5,332
Treasury shares	-	-	(2,640)
Retained earnings	6,697	11,096	25,650
Net gains/(losses) not recognised in the income statement	(1,612)	(1,214)	148
Equity attributable to shareholders of the parent company	18,880	17,077	29,575
Non-controlling interests	36	46	1,134
Total equity	18,916	17,123	30,709

Total equity at year end 2009 was EUR 18,916 million, an increase of EUR 1,793 million or 10.5% compared with 2008. This was due to:
•
An increase in ordinary share premium reserves of EUR 6,600 million due to the injection of capital by the shareholder in preparation for the legal separation of the new ABN AMRO Bank from ABN AMRO Holding for the benefit of the RBS acquired businesses.

•	Retained earnings decreased by EUR 4,399 million reflecting the operating loss recorded for 2009.

Total equity at year end 2008 was EUR 17,123 million, a decrease of EUR 13,586 million or 44.2% compared with 2007. This was due to:
•
A decrease of EUR 12,498 million, or 42.3%, in equity attributable to the shareholder of the parent company, mainly resulting from a decrease in retained earnings following dividend payments in 2008 of EUR 19,213 million, a decrease in treasury shares following the sale of these shares to RFS Holdings and an increase of losses not recognised in the income statement. This was partially offset by a net profit attributable to the shareholder of the parent company of EUR 3,580 million and an increase in ordinary share capital following the conversion of preference financing shares and (formerly convertible) preference shares.

•
A EUR 1,088 million decrease in non-controlling interests in 2008, which is explained by net additions and disposals of EUR 996 million, EUR 107 million currency translation losses and profit attributable to minority interest of EUR 15 million.

Capital ratios
Subsequent to its acquisition by RFS Holdings, ABN AMRO received approval for a transitional period from the Dutch Central Bank (‘DNB’) with regards to compliance to Basel II capital rules. ABN AMRO has agreed to continue to report figures on the basis of Basel I as part of the transitional agreement. In accordance with this, specific minimal requirements have been set for the tier 1 and total capital ratios, including the requirement to treat the capital deductions in the same manner as required by Basel II.

ABN AMRO applies capital adequacy ratios based on the Bank for International Settlements’ guidelines and DNB directives. These ratios compare ABN AMRO’s capital with its assets and off-balance sheet exposure, weighted according to the relative risk involved. Capital is also set aside for market risk associated with trading activities. The minimum required ratios, as determined by the DNB, were increased in 2008 and remained for 2009 as discussed in Section 4: ‘Risk and Capital Management’. The minimum Tier 1 ratio required is 9% and the minimum total capital ratio is 12.5%.

The total capital base increased by 17.9% (2008: decreased by 25.1%) to EUR 29.9 billion at 31 December 2009 (2008: EUR 25.4 billion). Risk weighted assets amounted to EUR 117.5 billion at 31 December 2009 (2008: EUR 176.0 billion), a decrease of EUR 58.5 billion (2008: EUR 56.3 billion), or 33.2% (2008: 24.2%) from 2008.

The following table analyses ABN AMRO’s capital and risk-weighted assets at 31 December.

(in millions of euros)	2009	2008
Tier 1 capital	23,374	19,152
Tier 2 capital	6,575	5,981
Tier 3 capital	-	272
Total capital base (net of supervisory deductions)	29,949	25,405

(in millions of euros)	2009	2008
Risk-weighted assets on balance	83,892	119,667
Off-balance	32,061	43,292
Market risks	1,582	13,069
Total risk-weighted assets	117,535	176,028

Tier 1 capital consists of shareholders’ equity and qualifying subordinated liabilities less goodwill and some intangible assets. Tier 2 capital represents additional qualifying subordinated liabilities, taking into account the remaining maturities. Core tier 1 capital is tier 1 capital excluding qualifying subordinated liabilities.

During 2009 ABN AMRO has complied with the supervisory capital requirements to which it is subject. In fact capital ratios are significantly higher than the current minima set by the DNB. This reflects remaining amounts to be repatriated to Santander, and the capital actions undertaken by RBS Group and the Dutch State to enable legal separation. The increase in capital is to ensure standalone capital adequacy compliance and to meet expected requirements on the transition to Basel II in 2010, for the two separated banks.

The following table analyses actual capital and the minimum standard needed in order to comply with supervisory requirements:

	2009		2008
	Required	Actual	Required	Actual
Total capital	14,692	29,949	22,004	25,405
Total capital ratio	12.50%	25.48%	12.50%	14.43%

Tier 1 capital	10,578	23,374	15,843	19,152
Tier 1 capital ratio	9.00%	19.89%	9.00%	10.88%

Core tier 1	n/a	19,845	n/a	17,778
Core tier 1 ratio	n/a	16.88%	n/a	10.10%

The risk-weighted asset level was determined as follows:

	Balance sheet/un-weighted amount		Risk-weighted amount, including effect of contractual netting
	2009	2008	2009	2008
Balance sheet assets (net of provisions):
Cash and balances at central banks	28,382	5,854	90	485
Financial assets held for trading	78,058	212,653	-	-
Financial investments	74,897	67,061	4,437	4,961
Loans and receivables-banks	39,659	75,566	3,858	4,210
Loans and receivables-customers	218,246	270,507	65,536	101,909
Equity accounted investments	856	796	137	138
Property and equipment	1,961	2,035	1,886	2,002
Goodwill and other intangibles	645	924	453	583
Assets of business held for sale	4,889	1,583	3,328	1,205
Prepayment and accrued income	5,871	7,011	2,115	2,003
Tax assets	6,022	5,100	-	-
Other assets	9,859	17,727	2,052	2,171
Subtotal	469,345	666,817	83,892	119,667

Off-balance sheet positions and derivatives:
Credit-related commitments and contingencies	88,287	105,584	25,670	28,053
Credit equivalents of derivatives			6,130	14,814
Insurance companies and other			261	425
Subtotal			32,061	43,292
Total credit risks			115,953	162,959
Market risk requirements			1,582	13,069
Total Risk-Weighted Assets			117,535	176,028

In determining the capital adequacy requirement, both existing and future credit risk is taken into account. To this end the current potential loss on derivatives, which is the fair value based on market conditions at balance sheet date, is increased by a percentage of the relevant notional amounts, depending on the nature and remaining term of the contract. This method takes into account the possible adverse development of the fair value during the remaining term of the contract. The following analysis shows the resulting credit equivalent, both un-weighted and weighted for counterparty risk (mainly banks). The figures allow for the impact of netting transactions and other collateral.

Credit equivalent of derivative contracts
	2009	2008
Interest rate contracts	31.7	86.5
Currency contracts	27.1	48.1
Other contracts	18.7	90.0
	77.5	224.6
Effect of contractual netting	51.0	163.1
Unweighted credit equivalent	26.5	61.5
Weighted credit equivalent	6.1	14.8

Liquidity and funding
Liquidity management within ABN AMRO addresses the overall balance sheet structure and the control, within prudent limits, of risk arising from the mismatch of maturities across the balance sheet and from exposure to undrawn commitments and other contingent obligations.

In December 2008 ABN AMRO’s credit ratings were downgraded. This required the bank to post more collateral especially due to its role as cash deposit bank in securitisation transactions. The bank had to post approximately EUR 20 billion of additional collateral in January 2009.

In 2009 ABN AMRO liquidity management was focused on improving and subsequently maintaining the high liquidity level to enable a smooth legal separation process of the assets and liabilities acquired by the Dutch State into a new created bank during the first quarter of 2010. The DNB requires an adequate liquidity position for both banks on a stand alone basis.

Following a difficult first quarter of 2009, most indicators of stresses in financial markets are close to or better than before the collapse of Lehman Brothers in September 2008. Liquidity conditions in money and debt markets have improved significantly since the beginning of the second quarter of 2009. Contributing to the improvement has been a combination of ongoing central bank and other official liquidity support schemes, guarantee schemes and rate cuts. Signs of stabilising underlying macroeconomic trends also helped to sustain a recovery in debt markets.

In order to strengthen the liquidity buffer an additional amount of EUR 7.1 billion Dutch residential mortgages were securitised and thus became European Central Bank eligible collateral.

During 2009, the completion of the transfer of certain businesses and assets from ABN AMRO to Consortium Members decreased the liquidity risk exposure with an improving trend and enabling ABN AMRO to manage its liquidity position without excessive stress. The remainder of the multi-seller conduits were transferred to RBS Group in 2009 with only one own asset conduit, Amstel, remaining within ABN AMRO. The outstanding of this program as at 31 December 2009 was approximately EUR 8.7 billion (2008: EUR 17.8 billion).

Liquidity Ratio
ABN AMRO uses the stable funding to non liquid assets ratio in its liquidity management (refer Section 4: ‘Risk & Capital Management’ for a discussion on funding liquidity management and measurement). This ratio shows the extent to which assets (non liquid assets) are covered by liabilities (stable funding). Non liquid assets are assets that require continuous funding and where - from a commercial perspective - ABN AMRO is not in a position to discontinue funding. Stable funding is funding which is assumed to remain available in a crisis.

	2009	2008
Stable funding/non liquid assets:
Year end ratio	121%	96%
Average ratio	110%	95%

ABN AMRO has continued to meet its internal liquidity management limits as well as regulatory liquidity requirements at all times in 2009.

As at 31 December 2009 ABN AMRO Holding and ABN AMRO Bank N.V. (renamed RBS N.V. at legal demerger on 6 February 2010) and ABN AMRO II N.V. (renamed ABN AMRO Bank N.V. at legal demerger) on a stand alone basis met the DNB liquidity requirements based on a substantial liquidity buffer which could be used to generate additional liquidity at short notice of approximately EUR 59 billion.

Offices and branches
At 31 December 2009, ABN AMRO operated 644 (2008: 615) offices and branches in the Netherlands and 264 (2008: 405) offices and branches in 51 (2008: 53) other countries and territories.

Results of operations by segment

Changes to reporting structure and presentation
From 1 January 2010 the management and control structure of ABN AMRO has been aligned with that of RBS. The results of operations for the years ended 31 December 2009, 2008 and 2007 have been restated to reflect these changes.

Global Banking & Markets

Selected information
The table below sets out selected information relating to the GBM segment for the years ended 31 December 2009, 2008 and 2007.

(in millions of euros)	2009	2008	2007

Net interest income	710	1,276	877
Net fee and commission income	405	397	1,237
Net trading income	1,942	(1,551)	1,349
Results from financial transactions	(467)	(273)	123
Share of result in equity accounted investments	5	11	41
Other operating income	(17)	86	151
Total income/(loss)	2,578	(54)	3,778
Operating expenses	2,282	3,684	4,223
Loan impairment and other credit risk provisions	257	497	28
Operating profit/(loss) before tax	39	(4,235)	(473)

Total assets	179,692	356,799	512,438
Full-time equivalent staff	8,270	11,207	11,236
Efficiency ratio(1)	88.5%	-	111.8%

(1) Negative efficiency ratios have been excluded

Results of operations for the years ended 31 December 2009 and 2008
Operating profit before tax increased to a profit of EUR 39 million in 2009 compared to a loss of EUR 4,235 million in 2008.

Total income
Total income increased by EUR 2,632 million to EUR 2,578 million. The improvement reflects a significant increase in the net trading income of EUR 3,493 million partially offset by declines in net interest income of EUR 566 million, results from financial transactions of EUR 194 million and other operating income of EUR 103 million.
•
Net interest income reduced by EUR 566 million to EUR 710 million. This reflects the transfer of interest generating conduits to RBS plc and the overall interest margin pressure as a consequence of increased funding costs.

•
Net trading income improved significantly from a loss of EUR 1,551 million to a profit of EUR 1,942 million. Net trading income in 2008 included losses of EUR 1,638 million on trading counterparties including Lehman Brothers and Bernard L. Madoff which did not re-occur in 2009. The additional increase was a result of an improvement in the equity business.

•
Results from financial transactions decreased by EUR 194 million largely due to tightening credit spreads which impacted the fair value gain on own credit which decreased to EUR 144 million in 2009 from EUR 294 million in 2008.

•	Other operating income decreased by EUR 103 million, this is mainly due to foreign exchange losses on the sale of the Japanese securities business to RBS plc.

Operating expenses
Operating expenses decreased by EUR 1,402 million to EUR 2,282 million in 2009. This reflects a reduction in headcount following the transfer of employees to RBS plc and related reductions in personnel costs including bonuses and general administrative expenses.

Loan impairment and other credit risk provisions
Loan impairments and other credit risk provisions reduced from EUR 497 million in 2008 to EUR 257 million in 2009. 2008 impairments include specific commercial provisions reflecting the challenging credit environment, which gradually improved over the course of 2009.

Results of operations for the years ended 31 December 2008 and 2007
Operating loss before tax increased to a loss of EUR 4,235 million in 2008 compared to a loss of EUR 473 million in 2007.

Total income
Total income decreased by EUR 3,832 million to a loss of EUR 54 million, mainly as a result of a decrease in net trading income of EUR 2,900 million and a decrease in net fee and commission income of EUR 840 million.
•
Net interest income increased by EUR 399 million mainly due higher revenues from commercial banking and higher interest on cash balances in treasury, and higher revenues in the global market, credit market and equities business.

•	Net fee and commission income decreased by EUR 840 million, due to lower results from the merger and acquisition business and lower revenues from the equity derivative and strategy business.
•
The decrease in net trading income includes  losses arising on counterparty failures (approximately EUR 1.0 billion, including losses associated with the Lehman Brothers bankruptcy and the Bernard L. Madoff fraud). Furthermore, trading income was impacted by a EUR 1.5 billion decrease in the equity business.

•	Results from financial transactions decreased by EUR 396 million mainly due to the transfer of assets to RBS plc including the transfer of the North America multi-seller conduits.
•
Other operating income decreased by EUR 65 million, this is mainly due to the tax exempt gains on the sale of ABN AMRO’s 50% share in ABN AMRO Mellon Global Securities Services B.V. included in the 2007 results.

Operating expenses
Operating expenses decreased by EUR 539 million to EUR 3,684 million, primarily as a result of lower performance related bonuses resulting from the decreased trading performance.

Loan impairment and other credit risk provisions
Loan impairment and other credit risk provisions increased by EUR 469 million to EUR 497 million, mainly due to specific commercial provisions reflecting the challenging credit environment.

Global Transaction Services

Selected information
The table sets out selected information relating to the GTS segment for the years ended 31 December 2009, 2008 and 2007.

(in millions of euros)	2009	2008	2007

Net interest income	354	456	460
Net fee and commission income	318	375	328
Net trading income	9	15	5
Results from financial transactions	1	2	(1)
Other operating income	(9)	(7)	(31)
Total income	673	841	761
Operating expenses	650	663	568
Loan impairment and other credit risk provisions	27	31	1
Operating profit/(loss) before tax	(4)	147	192

Total assets	9,072	10,732	15,414
Full-time equivalent staff	5,453	5,679	5,694
Efficiency ratio	96.6%	78.8%	74.6%

Results of operations for the years ended 31 December 2009 and 2008
Operating profit before tax decreased to a loss of EUR 4 million in 2009 compared to a profit of EUR 147 million in 2008.

Total income
Total income decreased by EUR 168 million to EUR 673 million. This reflects a decrease in net interest income and net trading income.
•
Net interest income reduced by EUR 102 million to EUR 354 million due to reduced income in the International Cash Management business, following on from the overall macro economic liquidity crisis resulting in margin pressure, as well as lower cash balances in 2009 compared to 2008. In addition client attrition levels increased.

•
Net fee and commission income decreased by EUR 57 million to EUR 318 million in 2009 due to strong pricing competition, lower volumes of international transactions and client attrition in the second half of 2009.

Operating expenses
Operating expenses decreased by EUR 13 million to EUR 650 million in 2009. This reflects a reduction in headcount following the transfer of employees to RBS plc which is offset largely by higher separation and integration expenses incurred in 2009.

Results of operations for the years ended 31 December 2008 and 2007
Operating profit before tax decreased to EUR 147 million in 2008 compared to EUR 192 million in 2007.

Total income
Total income increased by EUR 80 million to EUR 841 million, mainly as a result of an increase in net fee and commission income of EUR 47 million.
•	Net fee and commission income increased by EUR 47 million, due to an improvement in results mainly within the Trade business in Europe.

Operating expenses
Operating expenses increased by EUR 95 million to EUR 663 million, primarily as a result of increased separation and integration costs.

Loan impairment and other credit risk provisions
Loan impairment and other credit risk provisions increased by EUR 30 million to EUR 31 million, mainly due to single name provisions reflecting the deterioration of the economic climate.

Central Items

Selected information
The table sets out selected information relating to Central Items, for the years ended 31 December 2009, 2008 and 2007.

(in millions of euros)	2009	2008	2007

Net interest income/(expense)	(147)	(41)	111
Net fee and commission income	(122)	234	8
Net trading income/(loss)	300	(534)	46
Results from financial transactions	43	1,166	-
Other operating income	(98)	(27)	(28)
Total income/(loss)	(24)	798	137
Operating expenses	361	265	401
Loan impairment and other credit risk provisions	-	(3)	-
Operating profit/(loss) before tax	(385)	536	(264)

Total assets	51,199	48,860	70,174
Full-time equivalent staff	903	807	809
Efficiency ratio(1)	-	33.2%	292.7%

(1) Negative efficiency ratios have been excluded

Results of operations for the years ended 31 December 2009 and 2008
Operating profit before tax decreased to a loss of EUR 385 million in 2009 compared to a profit of EUR 536 million in 2008.

Total income
Total income decreased by EUR 822 million to a loss of EUR 24 million, mainly due to a decrease in results from financial transactions which was partially offset by an increase in net trading income of EUR 834 million.
•
Net interest income decreased by EUR 106 million. This is mainly due to the lower interest income on the proceeds from the sale of LaSalle bank, which decreased from EUR 576 million in 2008 to EUR 108 million in 2009, following the steady reduction in the interest rates and the balance. This was partially offset by lower funding costs within Group treasury which gradually moved to the businesses reducing the interest expense from negative EUR 496 million to negative EUR 107 million.

•	Net fee and commission income fell by EUR 356 million to a loss of EUR 122 million mainly due to businesses transfers.
•
The results from net trading income increased by EUR 834 million, to EUR 300 million, mainly due to a gradual improvement in market conditions for asset backed securities trading in Group treasury in 2009.

•	The decrease in results from financial transactions of EUR 1,123 million is due to large gains in 2008 on credit default swaps of EUR 1.1 billion, which did not reoccur in 2009.
•	Other operating income decreased by EUR 71 million due to foreign exchange losses on the sale of the Japanese securities business to RBS plc.

Operating expenses
Operating expenses have increased by EUR 96 million to EUR 361 million in 2009, mainly due to higher transition and integration costs within the central purchasing entity, Global Services Vendor Management.  Costs included impairments of information technology licences and information technology projects that were no longer required under the current structure of the bank.

Results of operations for the years ended 31 December 2008 and 2007
Operating profit before tax increased to a profit of EUR 536 million in 2008 compared to a loss of EUR 264 million in 2007.

Total income
Total income increased by EUR 661 million to EUR 798 million in 2008, mainly due to an increase in results from financial transactions of EUR 1,166 million which was partially offset by a decrease in net trading income of EUR 580 million.
•
Net interest income decreased by EUR 152 million, this is mainly due to the interest expense charges in Group treasury of EUR 496 million in 2008. This was partially offset by interest generated on proceeds from the sale of LaSalle bank, which increased from EUR 144 million in 2007 to EUR 576 million in 2008.

•
Net trading income decreased by EUR 580 million, to a loss of EUR 534 million, mainly due to losses incurred on structured product trading in Group treasury, which is negatively correlated with widening spreads.

•	The increase in results from financial transactions of EUR 1,166 million is due to large gains in the value of a portfolio of credit default swaps used to hedge credit positions.

Operating expenses
Operating expenses decreased by EUR 136 million, reflecting overhead costs in 2007 related to LaSalle bank.

Non-Core

Selected information
The table sets out selected information relating to the Non-Core segment, for the years ended 31 December 2009, 2008 and 2007.

(in millions of euros)	2009	2008	2007

Net interest income/(expense)	752	914	(73)
Net fee and commission income	422	301	738
Net trading income/(loss)	(799)	(7,444)	(439)
Results from financial transactions	(2,088)	(2,724)	929
Share of results in equity accounted investments	(63)	64	127
Other operating income	(83)	12	812
Total income/(loss)	(1,859)	(8,877)	2,094
Operating expenses	1,304	1,596	2,349
Loan impairment and other credit risk provisions	1,337	2,086	310
Operating profit/(loss) before tax	(4,500)	(12,559)	(565)

Total assets	43,672	71,294	203,697
Full-time equivalent staff	12,762	15,990	18,137
Efficiency ratio(1)	-	-	103.9%

 (1) Negative efficiency ratios have been excluded.

Results of operations for the years ended 31 December 2009 and 2008
Operating loss before tax decreased to a loss of EUR 4,500 million in 2009 compared to a loss of EUR 12,559 million in 2008.

Total income
Total income increased by EUR 7,018 million to a loss of EUR 1,859 million, mainly due an improvement in net trading income of EUR 6,645 million.
•
Net interest income decreased by EUR 162 million, mainly due to changes in the composition of assets and liabilities in the balance sheet following the disposal of businesses in Asia and Latin America.

•
Net trading income increased by EUR 6,645 million. This is mainly driven by the lower credit valuation adjustments on monoline insurers, credit derivative product companies and write offs on CDO positions following the transfer of these assets to RBS plc at the end of the first quarter of 2009. Credit valuation adjustments for 2008 amounted to a negative EUR 4,291 million, compared with negative EUR 1,205 million in 2009. Write downs in CDO positions reduced by EUR 1,315 million to EUR 211 million in 2009. Please see the paragraph ‘Credit market and related exposures’ in this section for further information.

•
Results from financial transactions increased from a loss of EUR 2,724 million to a loss of EUR 2,088 million due to lower losses and impairments on the sales and transfers of credit portfolios and non-core assets to RBS plc in 2009.

•	Share of results in equity accounted investments decreased by EUR 127 million resulting from lower profits reported by Saudi Hollandi Bank.

Operating expenses
Operating expenses have decreased by EUR 292 million to EUR 1,304 million. This reflects a reduction in head count, continued redundancies and divestitures of Non-Core businesses.

Loan impairment and other credit risk provisions
Loan impairments and other credit risk provisions have reduced from EUR 2,086 million to EUR 1,337 million. The significant improvement comes mainly from a lower provision for LyondellBasell which amounted to EUR 1,154 million in 2008 compared to EUR 545 million in 2009.

Results of operations for the years ended 31 December 2008 and 2007
Operating loss before tax increased to a loss of EUR 12,559 million in 2008 compared to a loss of EUR 565 million in 2007.

Total income
Total income decreased by EUR 10,971 million to a loss of EUR 8,877 million, mainly due a decrease in net trading income of EUR 7,005 million.
•	Net interest income increased by EUR 1,162 million due to the interest on the proceeds of the sale of Banca Antonveneta and the sale of Banco Real.
•
Net trading income decreased by EUR 7,005 million. This is mainly driven by losses on credit valuation adjustments on monoline insurers, Credit Derivative Product Companies and write offs on CDO positions. The credit valuation adjustments for 2008 amounted to a negative EUR 4,291 million and write downs in CDO positions were EUR 1,526 million.

•
Results from financial transactions decreased from EUR 929 million to a loss of EUR 2,724 million due to the transfer of certain credit portfolios, including structured real estate loans and the notes held by the asset arbitrage conduit. Additionally the result has been impacted by negative valuation adjustments on equity investments.

•
Other operating income decreased by EUR 800 million to EUR 12 million. The 2007 figures include the gain on the sale of ABN AMRO’s stake in Capitalia which was settled in exchange for Unicredit shares (EUR 624 million) and the gain on the sale of the Latin American Private Banking operations in Miami and Uruguay (EUR 77 million).

Operating expenses
Operating expenses have decreased by EUR 2,752 million to EUR 3,231 million. The results in 2007 include a provision for the US Department of Justice investigation (EUR 365 million), transaction-related advisory fees (EUR 211 million) and the break-up fee paid to Barclays (EUR 200 million).

Loan impairment and other credit risk provisions
Loan impairments and other credit risk provisions increased to EUR 2,086 million from EUR 310 million. This is largely attributable to a specific provision for LyondellBasell of EUR 1,154 million in 2008.

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Credit market and related exposures

Impact of the credit environment on ABN AMRO’s financial position and results of operations

Explanatory note
The following disclosures provide information for certain of ABN AMRO’s business activities affected by the unprecedented market events of 2008 and 2009 with a focus on trading and available-for-sale positions.

Throughout this section the following abbreviations have been used:

ABS	Asset-backed securities
CDO	Collateralised debt obligations
CDPC	Credit Derivative Product Company
CDS	Credit default swap
CLO	Collateralised loan obligations
CMBS	Commercial mortgage-backed securities
CVA	Credit valuation adjustment
RMBS	Residential mortgage-backed securities

Asset-backed exposure
The table below summarises the net exposures and balance sheet carrying values of ABS by measurement classification, followed by commentary on the products mentioned.

(in millions of euros)	Held for trading		Available-for-sale		Total ABS
	31 December 2009	31 December 2008	31 December 2009	31 December 2008	31 December 2009	31 December 2008
Net exposure (1)

RMBS	3,059	4,039	7,745	8,011	10,804	12,050
Residential mortgage covered bonds	-	-	10,870	10,858	10,870	10,858
CMBS	-	344	-	-	-	344
CDO & CLOs	-	853	200	327	200	1,180
Other ABS	20	257	2,443	3,375	2,463	3,632
Total	3,079	5,493	21,258	22,571	24,337	28,064

Carrying value (2)

RMBS	3,059	4,096	7,745	8,011	10,804	12,107
Residential mortgage covered bonds	-	-	10,870	10,858	10,870	10,858
CMBS	-	592	-	-	-	592
CDOs & CLOs	-	4,224	200	327	200	4,551
Other ABS	20	257	2,443	3,375	2,463	3,632
Total	3,079	9,169	21,258	22,571	24,337	31,740

(1) Net exposure is the carrying value after taking account of hedge protection purchased from monolines and other counterparties. The hedge provides protection against the notional and interest cash flows in the event of default by the debt security counterparty.
(2) Carrying value is the amount recorded on the balance sheet.

The position in RMBS has decreased slightly in 2009. The held for trading position consists of prime European RMBS positions held as part of the RBS acquired Group Asset and Liability Management portfolios. The available-for-sale RMBS positions are part of the RBS acquired businesses and are backed by mortgages covered by the Dutch mortgage guarantee scheme and 98% of them were AAA rated at 31 December 2009.

96% of residential mortgage covered bonds were AAA rated at 31 December 2009. 99% of residential mortgage covered bonds were originated in Europe, of which 76% in Spain.

The CDO & CLO exposure decreased significantly due to transfers to RBS Group in the first half of 2009. As part of the transfer, all super senior CDO positions (31 December 2008: EUR 636 million) were sold to RBS Group. A loss of EUR 203 million was recognised on those positions in 2009 prior to the transfer. The remaining available-for-sale portfolio comprises of other senior CDOs (EUR 200 million), which are held in the RBS allocated Group Asset and Liability Management portfolios and were AAA rated at 31 December 2009.

The net exposure to ABSs backed by assets other than residential mortgages, such as sovereign or public entities debt, amounts to EUR 2.5 billion (31 December 2008: EUR 3.6 billion) and is mainly related to AAA European (43% Germany, 36% Spain) covered bonds held in the RBS acquired Group Asset and Liability Management portfolios. The decrease is mainly due to maturing of the papers and transfers to RBS.

Monoline exposure
The table below analyses ABN AMRO’s holding of credit default swaps (‘CDSs‘) with monoline counterparties.

(in millions of euros)	31 December 2009	31 December 2008
Gross exposure to monolines	2,913	5,278
Credit valuation adjustment	(2,107)	(2,822)
Hedges with bank counterparties (including an overlay swap with RBS Group)	(806)	(283)
Net exposure to monolines	-	2,173

The monoline insurer credit valuation adjustment (‘CVA’) is calculated on a trade-by-trade basis, and is derived using market observable monoline credit spreads. The perceived deterioration in the credit quality of the monolines has been reflected by ratings downgrades. Market observable credit spreads have widened with lower recovery rate assumptions and this has resulted in relatively increased levels of CVA being recorded against the exposures to these counterparties.

The net loss through trading income in 2009 amounts to EUR 1.3 billion and relates mainly to increased levels of CVA recorded against the exposures prior to entering into an overlay swap with RBS Group as well as the cost of the overlay swap with RBS Group thereafter. The EUR 806 million hedges with bank counterparties includes the overlay swap transacted with RBS Group which transfers the daily movement in the CVA between ABN AMRO and RBS Group for these trades. The mark-to-market of this swap with RBS Group was EUR 405 million in favour of RBS Group at 31 December 2009.

Credit derivative product companies exposure
The table below presents a comparison of the mark-to-market of the credit protection purchased and the CVA on the CDPC. The rating is based on the rating of the CDPC:

(in millions of euros)	31 December 2009			31 December 2008
	Notional amount reference assets	Mark to market	Credit valuation adjustment	Notional amount reference assets	Mark to market	Credit valuation adjustment
AAA / AA rated	-	-	-	6,547	1,282	256
A / BBB rated	694	12	4	4,646	954	335
Total	694	12	4	11,193	2,236	591

The decrease in the notional amount and the related CVA during 2009 was driven mainly by trade novations to RBS Group. The CVA on remaining positions decreased due to increases in the fair value of the insured assets.

The movement in the CDPC CVA is analysed below:

(in millions of euros)
Balance at 1 January 2009	591
(Profits)/Losses through income	(131)
Realised CVA on transfers to RBS Group	(492)
Foreign currency movement	36
Balance at 31 December 2009	4

Risk Factors

Set forth below are certain risk factors that could have a material adverse effect on ABN AMRO’s future business, operating results or financial condition. These risk factors and the other information in this document should be carefully considered before making investment decisions. Additional risks not currently known to ABN AMRO or that ABN AMRO now deems immaterial may also harm ABN AMRO and affect your investment.

Conditions in the global financial markets and economy have yet to normalise and may materially adversely affect ABN AMRO’s business and profitability
The outlook for the global economy over the near to medium term remains challenging as the global financial system has yet to fully normalise. Results of operations in the past have been, and in the future may continue to be, materially affected by many factors of a global nature, including political, economic and market conditions; the availability and cost of capital; the liquidity of global markets; the level and volatility of equity prices, commodity prices and interest rates; currency values and other market indices; technological changes and events; the availability and cost of credit; inflation; the stability and solvency of financial institutions and other companies; investor sentiment and confidence in the financial markets; or a combination of these or other factors. While there are some signs of a recovery in some countries, it appears that 2010 will continue be a year of slow growth, and it is not yet certain whether the recovery underway is stable.

Emergency measures designed to stabilise the European Union and the United States financial markets are beginning to wind down
Since mid-2008, a host of government actions have been implemented in response to the financial crisis and the recession. Some of the programs are beginning to expire and the impact of the wind-down of these programs on the financial sector and on the nascent economic recovery is unknown. As government support schemes are cancelled, changed or withdrawn, there is a possibility that ABN AMRO, in common with other financial institutions, may have insufficient access to, or incur higher costs associated with, funding alternatives, which could have a material adverse effect on ABN AMRO’s business, financial condition, results of operations and prospects. In addition, a stall in the economic recovery or continuation or worsening of current financial market conditions could exacerbate these effects.

The financial services industry is subject to extensive regulation, which is undergoing major changes
As a financial services firm, ABN AMRO is subject to financial services laws, regulations, corporate governance requirements, administrative actions and policies in each location in which it operates. In 2009, as many emergency government programs slowed or wound down, global regulatory and legislative focus generally moved to a broader reform and a restructuring of financial institution regulation. Legislators and regulators, both in Europe and the United States, are currently considering a wide range of proposals that, if enacted, could result in major changes to the way ABN AMRO’s global operations are regulated. Some of these major changes may take effect as early as 2010, and could materially impact the profitability of ABN AMRO’s businesses, the value of assets we hold or the collateral available for our loans, require changes to business practices and expose us to additional costs, taxes, liabilities, enforcement actions and reputational risk.

As a financial holding company, certain reform proposals under consideration could result in ABN AMRO becoming subject to stricter capital requirements and leverage limits, and could also affect the scope, coverage, or calculation of capital, all of which could require us to reduce business levels or to raise capital, including in ways that may adversely impact our creditors. Regulatory reform proposals could also result in the imposition of additional restrictions on our activities proposals for heightened capital requirements at the level of the holding company are implemented and we are unable to meet such requirements.

Markets may experience periods of high volatility accompanied by reduced liquidity, which may lead to market risk losses and adversely influence ABN AMRO’s ability to hedge our risks effectively
Market volatility, illiquid market conditions and disruptions in the credit markets remain a risk to ABN AMRO’s business. In addition, financial markets are susceptible to severe events evidenced by rapid depreciation in asset values accompanied by a reduction in asset liquidity. Under these extreme conditions, hedging and other risk management strategies may not be as effective at mitigating trading risks as they would be under more normal market conditions. Moreover, under these conditions market participants are particularly exposed to trading strategies employed by many market participants simultaneously and on a large scale, such as crowded trades. ABN AMRO’s risk management and monitoring processes seek to quantify and mitigate risk to more extreme market moves. Severe market events have historically been difficult to predict, however, and ABN AMRO could realise significant losses if extreme market events were to persist for an extended period of time.

Changes in interest rate and foreign exchange rates may adversely affect ABN AMRO’s results
Fluctuations in interest rates and foreign exchange rates influence ABN AMRO’s performance. The results of ABN AMRO’s banking operations are affected by ABN AMRO’s management of interest rate sensitivity. Interest rate sensitivity refers to the relationship between changes in market interest rates and changes in net interest income. If the yield on our interest-earning assets does not increase at the same time or to the same extent as our cost of funds, or if our cost of funds does not decline at the same time or to the same extent as the decrease in yield on our interest-earning assets, our net interest income and net interest margin may be adversely impacted. This could have a material adverse effect on the financial condition of ABN AMRO’s business or results from operations and cash flows.

In addition, ABN AMRO Holding publishes its consolidated financial statements in euros. Fluctuations in the exchange rates used to translate other currencies into euros affect ABN AMRO Holding’s reported consolidated financial condition, results of operations and cash flows from year to year.

For an overview of how interest rate risk and foreign exchange rate fluctuation risk is managed, see ‘Market risk in the trading book’ in this section as well as note 38 in Section 6: ‘Financial Statements’.

Defaults by another large financial institution could adversely affect financial markets generally
The commercial soundness of many financial institutions may be closely interrelated as a result of credit, trading, clearing or other relationships between the institutions. As a result, concerns about, or a default or threatened default by, one institution could lead to significant market-wide liquidity and credit problems, financial losses and defaults by other institutions. This is sometimes referred to as “systemic risk” and may adversely affect financial intermediaries, such as clearing agencies, derivatives clearing organizations, banks, securities firms and exchanges, with which we interact on a daily basis, and therefore, lead to material losses for ABN AMRO.

Lack of liquidity is a risk to ABN AMRO’s business and its ability to access sources of liquidity has been, and will continue to be, constrained
Liquidity risk is the risk that a bank will be unable to meet its obligations, including funding commitments, as they fall due. This risk is inherent in banking operations and can be heightened by a number of enterprise specific factors, including an over-reliance on a particular source of funding (including, for example, short-term and overnight funding), changes in credit ratings or market-wide phenomena such as market dislocation and financial market crises. During the course of 2008 and 2009, credit markets worldwide experienced a severe reduction in liquidity and term-funding. During this time, perception of counterparty risk between banks also increased significantly. This increase in perceived counterparty risk also led to reductions in inter-bank lending, and hence, in common with many other banking groups, ABN AMRO’s access to traditional sources of liquidity has been, and may continue to be, restricted.

ABN AMRO’s liquidity management focuses on maintaining a diverse and appropriate funding strategy for its assets, controlling the mismatch of maturities and carefully monitoring its undrawn commitments and contingent liabilities. However, ABN AMRO’s ability to access sources of liquidity (for example, through the issue or sale of financial and other instruments or through the use of term loans) during the recent period of liquidity stress has been constrained to the point where it, like other banks, has had to rely more than otherwise on shorter term and overnight funding with a consequent reduction in overall liquidity, and to increase its recourse to liquidity schemes provided by central banks. While during the course of 2009 money market conditions improved, with ABN AMRO seeing a material reduction of funding from central banks and the issuance of non-government guaranteed term debt, further tightening of credit markets could have a negative impact on ABN AMRO. ABN AMRO, in line with other financial institutions, may need to seek funds from alternative sources, potentially at higher costs of funding than has previously been the case.

In addition, there is also a risk that corporate and institutional counterparties with credit exposures may look to reduce all credit exposures to banks, given current risk aversion trends. It is possible that credit market dislocation becomes so severe that overnight funding from non-government sources ceases to be available.

Like many banking groups, ABN AMRO relies on customer deposits to meet a considerable portion of its funding. Furthermore, as part of its ongoing strategy to improve its liquidity position, ABN AMRO is actively seeking to increase the proportion of its funding represented by customer deposits. However, such deposits are subject to fluctuation due to certain factors outside ABN AMRO’s control, such as a loss of confidence, increasing competitive pressures or the encouraged or mandated repatriation of deposits by foreign wholesale or central bank depositors, which could result in a significant outflow of deposits within a short period of time. There is currently heavy competition among EU banks for retail customer deposits, which has increased the cost of procuring new deposits and impacted ABN AMRO’s ability to grow its deposit base. An inability to grow, or any material decrease in, ABN AMRO’s deposits could, particularly if accompanied by one of the other factors described above, have a negative impact on ABN AMRO’s ability to satisfy its liquidity needs unless corresponding actions were taken to improve the liquidity profile of other deposits or to reduce assets. The governments of some of the countries in which ABN AMRO operates have taken steps to guarantee the liabilities of the banks and branches operating in their respective jurisdiction. Whilst in some instances the operations of ABN AMRO are covered by government guarantees alongside other local banks, in other countries this may not necessarily always be the case.

There can be no assurance that these measures, alongside other available measures, will succeed in improving the funding and liquidity in the markets in which ABN AMRO operates, or that these measures, combined with any increased cost of any funding currently available in the market, will not lead to a further increase in ABN AMRO’s overall cost of funding, which could have an adverse impact on ABN AMRO’s financial condition and results of operations.

ABN AMRO's borrowing costs, our access to the debt capital markets and our liquidity depend significantly on our credit ratings
Rating agencies assess the creditworthiness of ABN AMRO and assign a rating to ABN AMRO and some of the financial instruments it has issued. This information is available to many investors and clients of ABN AMRO. Any downgrade in ABN AMRO’s ratings may further increase our borrowing costs, require ABN AMRO to replace funding lost due to the downgrade, which may include the loss of customer deposits, and may also limit ABN AMRO’s access to capital and money markets and trigger additional collateral requirements in derivatives contracts and other secured funding arrangements. As a result, any further reductions in ABN AMRO’s credit ratings could adversely affect ABN AMRO’s access to liquidity and competitive position, increase its funding costs and have a negative impact on ABN AMRO’s earnings and financial condition. On 4 August 2009 Moody’s Investor Service lowered the long-term ratings of ABN AMRO and several of its subsidiaries, including ABN AMRO Bank N.V. Moody’s also placed ABN AMRO’s long-term ratings on review for possible downgrade. There can be no assurance that Moody’s or another credit rating agency will not downgrade the credit rating of ABN AMRO or its subsidiaries.

ABN AMRO’s business performance could be adversely affected if its capital is not managed effectively or if there are changes to capital adequacy and liquidity requirements.
Effective management of ABN AMRO’s capital is critical to its ability to operate its businesses, to grow organically and to pursue its strategy of returning to standalone strength. ABN AMRO is required by regulators in the Netherlands, United Kingdom, the United States and in other jurisdictions in which it undertakes regulated activities, to maintain adequate capital resources. The maintenance of adequate capital is also necessary for ABN AMRO’s financial flexibility in the face of continuing turbulence and uncertainty in the global economy.

On 17 December 2009, the Basel Committee on Banking Supervision (the “Basel Committee”) proposed a number of fundamental reforms to the regulatory capital framework in its consultative document entitled "Strengthening the resilience of the banking sector". If the proposals made by the Basel Committee are implemented, this could result in ABN AMRO being subject to significantly higher capital requirements. The proposals include: (a) the build-up of a counter-cyclical capital buffer in excess of the regulatory minimum capital requirement, which is large enough to enable ABN AMRO to remain above the minimum capital requirement in the face of losses expected to be incurred in a feasibly severe downturn; (b) an increase in the capital requirements for counterparty risk exposures arising from derivatives, repo-style transactions and securities financing transactions; (c) the imposition of a leverage ratio as a supplementary measure to the existing Basel II risk-based measure; (d) the phasing out of hybrid capital instruments as Tier 1 capital and the requirement that the predominant form of Tier 1 capital must be common shares and retained earnings; and (e) the imposition of  global minimum liquidity standards that include a requirement to hold a stock of unencumbered high quality liquid assets sufficient to cover cumulative net cash outflows over a 30-day period under a prescribed stress scenario. The proposed reforms are subject to a consultative process and an impact assessment and are not likely to be implemented before the end of 2012. The Basel Committee will also consider appropriate transition and grandfathering arrangements.

These and other future changes to capital adequacy and liquidity requirements in the jurisdictions in which it operates may require ABN AMRO to raise additional Tier 1, Core Tier 1 and Tier 2 capital. If ABN AMRO is unable to raise the requisite Tier 1 and Tier 2 capital, it may be required to further reduce the amount of its risk-weighted assets and engage in the disposition of core and other non-core businesses, which may not occur on a timely basis or achieve prices which would otherwise be attractive to ABN AMRO.

Any change that limits ABN AMRO’s ability to manage effectively its balance sheet and capital resources going forward (including, for example, reductions in profits and retained earnings as a result of write-downs or otherwise, increases in risk-weighted assets, delays in the disposal of certain assets or the inability to syndicate loans as a result of market conditions, a growth in unfunded pension exposures or otherwise) or to access funding sources, could have a material adverse impact on its financial condition and regulatory capital position.

The financial performance of ABN AMRO has been and will be affected by borrower credit quality
Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of ABN AMRO's businesses. Whilst many economies have stabilised and left a recession over the course of 2009, ABN AMRO may continue to see adverse changes in the credit quality of its borrowers and counterparties, for example, as a result of their inability to refinance their indebtedness, with increasing delinquencies, defaults and insolvencies across a range of sectors (such as the personal and banking and financial institution sectors) and in a number of geographies. This trend has led and may lead to further and accelerated impairment charges, higher costs, additional write-downs and losses for ABN AMRO.

Increases in ABN AMRO’s allowances for loan losses may have an adverse effect on ABN AMRO’s results
ABN AMRO’s banking businesses establish provisions for loan losses, which are reflected in the loan impairment and other credit risk provisions on ABN AMRO’s income statement, in order to maintain ABN AMRO’s allowance for loan losses at a level that is deemed to be appropriate by management based upon an assessment of prior loss experiences, the volume and type of lending being conducted by each bank, industry standards, past due loans, economic conditions and other factors related to the collectability of each entity’s loan portfolio. Although management uses its best efforts to establish the allowances for loan losses, that determination is subject to significant judgment, and ABN AMRO’s banking businesses may have to increase or decrease their allowances for loan losses in the future as a result of increases or decreases in non-performing assets or for other reasons. For further detail please refer to the section ‘Accounting Policies’ in Section 6: ‘Financial Statements’. Any increase in the allowances for loan losses, any loan losses in excess of the previously determined provisions with respect thereto or changes in the estimate of the risk of loss inherent in the portfolio of non-impaired loans could have an adverse effect on ABN AMRO’s results of operations and financial condition.

ABN AMRO operates in markets that are highly competitive. If ABN AMRO is unable to perform effectively, our business and results of operations will be adversely affected
There is substantial competition for the types of banking and other products and services that ABN AMRO provides in the regions in which ABN AMRO conducts large portions of our business. The intensity of this competition is affected by consumer demand, technological changes, the impact of consolidation, regulatory actions and other factors. In addition, technological advances and the growth of e-commerce have made it possible for non-depositary institutions to offer products and services that were traditionally banking products and for financial institutions to compete with technology companies in providing electronic and internet-based financial solutions. If ABN AMRO is unable to provide attractive product and service offerings that are profitable, ABN AMRO may lose market share or incur losses on some or all of ABN AMRO’s activities.

In addition, certain competitors may have access to lower cost funding and be able to offer retail deposits on more favourable terms than ABN AMRO and may have stronger multi-channel and more efficient operations as a result of greater historical investments. Furthermore, ABN AMRO’s competitors may be better able to attract and retain clients and talent, which may have a negative impact on ABN AMRO's relative performance and future prospects.

Furthermore, increased government ownership of, and involvement in, banks generally may have an impact on the competitive landscape in the major markets in which ABN AMRO operates. Although, at present, it is difficult to predict what the effects of this increased government ownership and involvement will be or how they will differ from jurisdiction to jurisdiction, such involvement may cause ABN AMRO to experience stronger competition for corporate, institutional and retail clients and greater pressure on profit margins. Since the markets in which ABN AMRO operates are expected to remain highly competitive in all areas, these and other changes to the competitive landscape could adversely affect ABN AMRO's business, margins, profitability and financial condition.

ABN AMRO is subject to operational risks that could adversely affect our business
ABN AMRO, like all financial institutions, is exposed to many types of operational risk, including the risk of fraud or other misconduct by employees or outsiders, unauthorised transactions by employees and operational errors, including clerical or record keeping errors or errors resulting from faulty computer or telecommunications systems. As a consequence of the legal demerger and separation of ABN AMRO, and the accompanying separation of information technology platforms, ABN AMRO is subject to heightened operational risk. ABN AMRO may also be subject to disruptions of ABN AMRO’s operating systems, arising from events that are wholly or partially beyond ABN AMRO’s control (including, for example, computer viruses or electrical or telecommunication outages), which may give rise to losses in service to customers and to loss or liability to ABN AMRO. ABN AMRO is further exposed to the risk that external vendors may be unable to fulfil their contractual obligations to ABN AMRO, and to the risk that their business continuity and data security systems prove to be inadequate. ABN AMRO also faces the risk that the design of ABN AMRO’s controls and procedures prove to be inadequate or are circumvented. Although ABN AMRO has implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures, to identify and rectify weaknesses in existing procedures and to train staff, it is not possible to be certain that such actions have been or will be effective in controlling each of the operational risks faced by ABN AMRO. Any weakness in these systems or controls, or any breaches or alleged breaches of applicable laws or regulations, could have a materially negative impact on ABN AMRO’s business, reputation and results of operations.

ABN AMRO depends on the accuracy and completeness of information about customers and counterparties
In deciding whether to extend credit or enter into other transactions with customers and counterparties, ABN AMRO may rely on information furnished to ABN AMRO by or on behalf of the customers and counterparties, including financial statements and other financial information. ABN AMRO also may rely on the audit report covering those financial statements. ABN AMRO’s financial condition and results of operations could be negatively affected by relying on financial statements that do not comply with generally accepted accounting principles or that are materially misleading.

The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate
Under IFRS, ABN AMRO recognises at fair value (i) financial instruments classified as ‘held-for-trading’ or ‘designated as at fair value through income’, (ii) financial assets classified as ‘available-for-sale’, and (iii) derivatives, each as further described in Section 6: ‘Accounting Policies’. Generally, to establish the fair value of these instruments, ABN AMRO relies on quoted market prices or, where the market for a financial instrument is not sufficiently active, internal valuation models that utilise observable market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilised by such valuation models may not be available or may become unavailable due to changes in market conditions, as has been the case during the current financial crisis. In such circumstances, ABN AMRO's internal valuation models require ABN AMRO to make assumptions, judgements and estimates to establish fair value. In common with other financial institutions, these internal valuation models are complex, and the assumptions, judgements and estimates ABN AMRO is required to make often relate to matters that are inherently uncertain, such as expected cash flows, the ability of borrowers to service debt, residential and commercial property price appreciation and depreciation, and relative levels of defaults and deficiencies. Such assumptions, judgements and estimates may need to be updated to reflect changing facts, trends and market conditions. The resulting change in the fair values of the financial instruments has had and could continue to have a material adverse effect on ABN AMRO's earnings and financial condition. Also, recent market volatility and illiquidity have challenged the factual bases of certain underlying assumptions and have made it difficult to value certain of ABN AMRO’s financial instruments. Valuations in future periods, reflecting prevailing market conditions, may result in further significant changes in the fair values of these instruments, which could have a negative effect on ABN AMRO’s results of operations and financial condition.

Our ability to retain and attract qualified employees is critical to the success of our business and the failure to do so may materially adversely affect our performance
Our people are our most important resource and competition for qualified employees is intense. In order to attract and retain qualified employees, we seek to compensate such employees at market levels. Typically, those levels have caused employee compensation to be our greatest expense as compensation is highly variable and changes with performance. If we are unable to continue to attract and retain qualified employees, or do so at rates necessary to maintain our competitive position, or if compensation costs required to attract and retain employees become more expensive, our performance, including our competitive position, could be materially adversely affected. The financial industry may experience more stringent regulation of employee compensation, or employee compensation may be made subject to special taxation, which could have an adverse effect on our ability to hire or retain the most qualified employees.

ABN AMRO is subject to legal risk, which may have an adverse impact on our results
In the ordinary course of business ABN AMRO is involved in a number of legal proceedings. Furthermore, periods of market dislocation, characterised by sharply deteriorating financial markets, are generally accompanied by an increase in investor litigation against intermediaries such as banks and investment advisors. It is inherently difficult to predict the outcome of many of the litigations, regulatory proceedings and other adversarial proceedings involving our businesses, particularly those cases in which the matters are brought on behalf of various classes of claimants, seek damages of unspecified or indeterminate amounts or involve novel legal claims. In presenting our consolidated financial statements, management may make estimates regarding the outcome of legal, regulatory and arbitration matters and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Changes in our estimates may have an adverse effect on ABN AMRO’s results.

ABN AMRO is subject to enforcement risks relating to the Department of Justice’s criminal investigation of its dollar clearing activities
As previously disclosed, the United States Department of Justice has been conducting a criminal investigation into ABN AMRO’s dollar clearing activities, Office of Foreign Assets Control (‘OFAC’) compliance procedures and other Bank Secrecy Act compliance matters all relating to activities before the Consortium Members acquired ABN AMRO. Both before and after the change of control, ABN AMRO cooperated and continues to cooperate fully with the investigation. Although no written agreement has yet been reached and negotiations are ongoing, in April 2007 the Bank reached an agreement in principle with the Department of Justice.

The precise terms of the deferred prosecution agreement are still under negotiation. Refer to ‘Ongoing Investigations’. The ultimate resolution of the Department of Justice investigation and the nature and severity of possible additional sanctions cannot be predicted, but regulatory and law enforcement authorities have been imposing severe and significant monetary and other penalties against a number of banking institutions for violations of the Bank Secrecy Act and related statutes.

The legal demerger of ABN AMRO Bank N.V. has resulted in a cross liability arrangement that changes the legal recourse available to investors
On 6 February 2010, ABN AMRO Bank N.V. was demerged into two entities, being RBS N.V. (the former ABN AMRO Bank N.V.) and the new ABN AMRO Bank.

In principle investors now only have recourse to the entity to which the relevant assets and liabilities have been transferred for payments in respect of the appropriate securities. Under the Dutch Civil Code, however, each entity remains liable to creditors for the monetary obligations of the other entity that existed at the date of the legal demerger in the event that the other entity cannot meet its obligations to those creditors. In each case, the liability relates only to obligations existing at the date of the legal demerger.

The liability of RBS N.V. is limited to the equity retained at legal demerger, which amounted to EUR 4.0 billion. The liability of the new ABN AMRO Bank N.V. is limited to the amount of equity acquired at legal demerger, which amounted to EUR 1.8 billion.

RBS N.V. has made arrangements to mitigate the risks of liability to the creditors which transferred to the new ABN AMRO Bank upon legal demerger. The new ABN AMRO Bank has also made arrangements to mitigate the risks of liability to the creditors that remain in RBS N.V. Both of these entities hold the level of regulatory capital agreed upon with the Dutch Central Bank for purposes of covering any residual risks.

Please note that similar to the above, the legal demerger of certain commercial activities in relation to the EC remedy also resulted in a cross liability arrangement that changes the legal recourse available to investors. Also in this case, the liability relates only to obligations existing at the date of legal demerger of New HBU II N.V. The liability of New HBU II N.V. is limited to the equity acquired at legal demerger.

ABN AMRO’s legal demerger and legal separation process creates additional risks for ABN AMRO's business and stability
ABN AMRO is going through a period of transition and change, which poses additional risks to ABN AMRO’s business including (i) ABN AMRO’s ability to manage the break up of ABN AMRO in a controlled manner while minimising the loss of business, (ii) ABN AMRO’s ability to retain key personnel during the transition and (iii) enhanced operational and regulatory risks during this period. During this period of transition and change and as a result of the legal demerger and upcoming legal separation, RBS N.V. and the new ABN AMRO Bank will remain interdependent with respect to certain business areas, for which they will inter alia provide certain services to each other.

Investors in the United States may not be able to enforce civil liability judgments against ABN AMRO Holding and our directors and executive officers
ABN AMRO Holding is incorporated under the laws of the Netherlands and the members of our Supervisory Board, with one exception, and our Managing Board are residents of countries outside of the United States. Substantially all of the assets of ABN AMRO Holding and of the members of the Supervisory Board and the Managing Board are located outside the United States. As a result, it may not be possible for investors to effect service of process upon ABN AMRO or upon these persons, or to enforce judgments of U.S. courts predicated upon the civil liability provisions of U.S. securities laws against ABN AMRO Holding and these persons. The United States and the Netherlands do not have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon U.S. federal securities laws, would not be enforceable in the Netherlands. However, a Dutch court may, under current practice, recognise the final judgment that has been rendered in the United States and may grant the same claim without rehearing the merits under certain circumstances, unless the consequences of the recognition of such judgment would contravene public policy in the Netherlands.

Risk factors in relation to the Asset Protection Scheme

On 22 December 2009, the RBS Group acceded to the Asset Protection Scheme (‘APS’) with HM Treasury acting on behalf of the UK Government. Under the Scheme, the RBS Group purchased credit protection over a portfolio of specified assets and exposures (“covered assets”) from HM Treasury including assets and exposures of ABN AMRO in the amount of EUR 30 billion (the "ABN AMRO Covered Assets"). On 22nd December 2009 ABN AMRO and RBS plc entered into a back to back contract in relation to the ABN AMRO Covered Assets (the "Contract").

The extensive governance, asset management and information requirements under the APS conditions and HM Treasury’s step-in rights reflected in the Contract may serve to limit materially ABN AMRO's operations. In addition, the market’s reaction to such controls and limitations may have an adverse impact on the price of the ABN AMRO’s securities.
HM Treasury has the right under the APS to appoint one or more step-in managers (identified or agreed to by HM Treasury) to exercise certain step-in rights upon the occurrence of certain specified events. The step-in rights extend to the ABN AMRO Covered Assets. The step-in rights are extensive and include certain oversight, investigation, approval and other rights, the right to require the modification or replacement of any of the systems, controls, processes and practices of the RBS Group (including ABN AMRO) and extensive rights in relation to the direct management and administration of the ABN AMRO Assets. The step-in manager may be a person identified by HM Treasury and not by the company. If HM Treasury seeks to exercise its right to appoint one or more step-in managers in relation to the management and administration of Covered Assets held by ABN AMRO or its wholly owned subsidiaries, ABN AMRO will, in certain circumstances, need to seek consent from the Dutch Central Bank to allow it to comply with such a step-in. The appointment of a step-in manager could result in a material adverse effect on ABN AMRO’s reputation or results of operations or result in a loss of value in ABN AMRO’s securities.

In order to fulfil its disclosure obligations under the Contract, ABN AMRO may incur the risk of civil suits, criminal liability or regulatory actions.
The APS Conditions and the Contract require that certain information in relation to the Covered Assets including the ABN AMRO Covered Assets be disclosed to HM Treasury to enable HM Treasury to quantify, manage and assess its exposure under the APS. In complying with these requirements and providing such information to HM Treasury, ABN AMRO may, in certain jurisdictions, incur the risk of civil suits or regulatory action (which could include fines) to the extent that disclosing information related to the ABN AMRO Covered Assets results in ABN AMRO breaching common law or statutory confidentiality laws, contractual undertakings, data protection laws, banking secrecy and other laws restricting disclosure. Adverse regulatory action or adverse judgments in litigation could result in a material adverse effect on ABN AMRO’s reputation or results of operations or result in a loss of value in ABN AMRO’s securities.

Where ABN AMRO discloses information to HM Treasury as set out above, HM Treasury may disclose that information to a number of third parties for certain specified purposes. Such disclosures by HM Treasury may put ABN AMRO in breach of common law or statutory confidentiality laws, contractual undertakings, data protection laws, banking secrecy or other laws restricting disclosure.

Section 6                                Financial Statements

Consolidated Financial Statements	82
Accounting policies	82
Income statement	100
Statement of comprehensive income	100
Statement of financial position	101
Statement of changes in equity	102
Statement of cash flows	103
Notes to the consolidated financial statements	104
1. Segment reporting	104
2. Acquisitions and disposals	109
3. Net interest income	111
4. Net fee and commission income	111
5. Net trading income	111
6. Results from financial transactions	112
7. Other operating income	112
8. Personnel expenses	112
9. General and administrative expenses	113
10. Depreciation and amortisation	113
11. Tax	114
12. Other comprehensive income	115
13. Cash and balances at central banks	116
14. Financial assets and liabilities held for trading	116
15. Financial investments	118
16. Loans and receivables – Banks	118
17. Loans and receivables – Customers	118
18. Loan impairment charges and allowances	119
19. Equity accounted investments	121
20. Property and equipment	122
21. Goodwill and other intangible assets	123
22. Other assets	124
23. Due to banks	125
24. Due to customers	125
25. Issued debt securities	126
26. Provisions	127
27. Pensions and other post-retirement employee benefits	129
28. Recognised tax assets and liabilities	132
29. Other liabilities	132
30. Subordinated liabilities	133
31. Share capital	136
32. Professional securities transactions	137
33. Assets pledged as security	138
34. Commitments and contingent liabilities	139
35. Statement of cash flows	141
36. Hedge accounting	142
37. Fair value of financial instruments	145
38. Financial risk management	154
39. Use of derivatives	164
40. Securitisations and other risk mitigants	166
41. Private equity investments	167
42. Joint ventures	168
43. Remuneration of the Managing Board and Supervisory Board	169
44. Share-based payment plans	171
45. Discontinued operations and assets and liabilities held for sale	173
46. Related parties	175
47. Post balance sheet events	177
48. Major subsidiaries	178
49. Supplemental condensed consolidating financial information	180

Company Financial Statements	185

SECTION 6                                FINANCIAL STATEMENTS

Consolidated Financial Statements

Accounting policies

Corporate Information
ABN AMRO Holding N.V. (‘ABN AMRO Holding’) is the parent company of the ABN AMRO consolidated group of companies (referred to as ‘ABN AMRO’). ABN AMRO Holding is a public limited liability company, incorporated under Dutch law on 30 May 1990, and registered at Gustav Mahlerlaan 10, 1082 PP Amsterdam, the Netherlands. ABN AMRO provides a broad range of financial services on a worldwide basis, including consumer, commercial and investment banking.

On 17 October 2007 RFS Holdings B.V. (‘RFS Holdings’), a company incorporated by The Royal Bank of Scotland Group plc (‘RBS Group’), Fortis N.V., Fortis SA/NV (‘Fortis’) and Banco Santander S.A. (‘Santander’),  acquired 85.6% of ABN AMRO Holding and applied for de-listing of its ordinary shares from Euronext Amsterdam and the New York Stock Exchange. The de-listing of the ABN AMRO Holding ordinary shares and the (formerly convertible) preference shares with a nominal value of €2.24 each from Euronext Amsterdam and the de-listing of its American Depositary Shares (‘ADSs’) from the New York Stock Exchange was effected on 25 April 2008. Through subsequent purchases RFS Holdings completed the acquisition of the remainder of the shares in ABN AMRO Holding from minority shareholders in 2008. As a result RFS Holdings is the sole shareholder of ABN AMRO Holding.

On 3 October 2008, the Dutch State acquired all Fortis’ businesses in the Netherlands, including the Fortis share in RFS Holdings. On 24 December 2008, the Dutch State purchased from Fortis Bank Nederland (Holding) N.V. its investment in RFS Holdings, to become a direct shareholder in RFS Holdings.

RFS Holdings is controlled by RBS Group, which is incorporated in the UK and registered at 36 St. Andrew Square, Edinburgh, Scotland. RBS Group is the ultimate parent company of ABN AMRO Holding. The consolidated financial statements of ABN AMRO are included in the consolidated financial statements of RBS Group.

As debt securities issued by ABN AMRO Holding or its subsidiaries are listed on the New York Stock Exchange the rules of the Securities and Exchange Commission (‘SEC’) are applicable. This annual report complies with the SEC rules for foreign registrants and a cross reference table to the sections of the Form 20-F is included on page 189 of this report.

The consolidated financial statements of ABN AMRO for the year ended 31 December 2009 incorporate financial information of ABN AMRO Holding, its controlled entities, and interests in associates and joint ventures. The consolidated financial statements were signed and authorised for issue by the Managing Board on 22 March 2010 and Supervisory Board on 25 March 2010. The right to request an amendment of the financial statements is embedded in the Netherlands Civil Code. Interested parties have the right to ask the Enterprise Chamber of the Amsterdam Court of Appeal for a revision of the financial statements.

Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (‘EU’). ABN AMRO does not utilise the portfolio hedging ‘carve out’ permitted by the EU. Accordingly, the accounting policies applied by ABN AMRO comply fully with IFRS issued by the International Accounting Standards Board (‘IASB’).

Summary significant accounting policies

Basis of preparation
The consolidated financial statements are prepared in accordance with IFRS on a mixed valuation model basis as follows:
•
Fair value is used for: derivative financial instruments, financial assets and liabilities held for trading or designated as measured at fair value through profit or loss, and available-for-sale financial assets,

•	Other financial assets (including ‘loans and receivables’) and liabilities are valued at amortised cost,
•	The carrying value of assets and liabilities measured at amortised cost included in a fair value hedge relationship is adjusted with respect to fair value changes resulting from the hedged risk,
•	Non-financial assets and liabilities are generally stated at historical cost.

The consolidated financial statements are presented in euros, which is the presentation currency of ABN AMRO, rounded to the nearest million (unless otherwise noted). Certain amounts in 2009, 2008 and 2007 have been reclassified to reflect the legal separation of the Dutch State acquired businesses on 1 April 2010. These amounts include the restatement for the classification of the Dutch State acquired businesses as discontinued operations and segment disclosures have been restated to reflect the current organisation structure.

Adoption of IFRS standards and interpretations
IAS 1 (revised 2007) Presentation of Financial Statements
(effective for annual periods beginning on or after 1 January 2009)
The revised IAS 1 affects the presentation of owner changes in equity and of comprehensive income. Information is to be aggregated based on shared characteristics, specifically requiring disclosure of changes in equity arising from transactions with owners separate from other changes in equity. The Standard requires the entity to present all items of recognised income and expense including gains and losses either in one single statement or in two linked statements. In order to implement the revised IAS 1, ABN AMRO presents two statements, a separate income statement displaying components of profit or loss and a second statement, the statement of comprehensive income, which begins with profit or loss and displays components of other comprehensive income. The ‘owner’ changes in equity remain in the statement of changes in equity.

In addition, the revised IAS 1 requires the entity to present a comparative statement of financial position as at the beginning of the earliest comparative period when the entity has applied an accounting policy retrospectively, makes a retrospective restatement, or reclassifies items in the financial statements. ABN AMRO has not provided a restated comparative set of financial position for the earliest comparative period, as it has not adopted any new accounting policies retrospectively, or has made a retrospective restatement, or retrospectively reclassified items in the statement of financial position.

The Standard has also introduced a number of terminology changes, including revised titles for the financial statements. ABN AMRO has renamed the balance sheet to ‘statement of financial position’ and the cash flow statement to ‘statement of cash flows’. Adoption of the revised Standard has had no impact on the reported results or financial position of ABN AMRO.

As described in note 1, ABN AMRO has made changes to the operating segments. The changes do not affect ABN AMRO’s results. Comparative data for the operating segments have been restated accordingly. IAS 1 ‘Presentation of Financial Statements’ requires the presentation of a balance sheet as at the beginning of the earliest period when a company applies an accounting policy retrospectively.  For ABN AMRO, this balance sheet would be as at 31 December 2007.  However, the retrospective accounting for the changes made to the operating segments had no impact on the balance sheet as at 31 December 2007, and therefore that third balance sheet has not been represented in these Consolidated Financial Statements.

Amendments to IFRS 7 Financial Instruments: Disclosures - Improving Disclosures about Financial Instruments (effective for periods beginning on or after 1 January 2009)
The amendments to IFRS 7 were issued in March 2009 to enhance fair value and liquidity disclosures. ABN AMRO has applied these amendments from 1 January 2009. The amendments require disclosure of a three-level fair value hierarchy, by class, for all financial instruments recognised at fair value, specific disclosures related to transfers between levels in the hierarchy and detailed disclosures related to level 3 of the fair value hierarchy. In addition, the amendments modify the required liquidity disclosures with respect to derivative transactions and assets used for liquidity management. The notes to the consolidated financial statements provide detailed disclosures as required by the amendments.

Adoption of amendments to the following standards and interpretations did not have an impact on the accounting policies, financial position or performance of ABN AMRO:

IAS 23 Borrowing costs
(effective for annual periods beginning on or after 1 January 2009)
The revised standard eliminates the option of recognising borrowing costs immediately as an expense, to the extent that they are directly attributable to the acquisition, construction or production of a qualifying asset. The current ABN AMRO policy requires capitalisation of borrowing costs where material related to the qualifying asset.

Amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation
(effective for annual periods beginning on or after 1 January 2009)
The amendment to IAS 32 requires certain puttable financial instruments and obligations arising on liquidation to be classified as equity if certain criteria are met. The amendments to IAS 1 require disclosure of certain information relating to puttable instruments classified as equity. ABN AMRO does not have such puttable instruments.

Amendment to IFRS 2 Share-based Payment – Vesting Conditions and Cancellations
(effective for periods beginning on or after 1 January 2009)
The amendment clarifies that vesting conditions comprise only service conditions and performance conditions. It also specifies the accounting treatment for a failure to meet a non-vesting condition.

IFRS 8 Operating segments
(effective for periods beginning on or after 1 January 2009)
ABN AMRO adopted IFRS 8 on 1 January 2007. The Standard replaces IAS 14 ‘Segment Reporting’ in setting out requirements for disclosure of information about an entity’s operating segments, revenues derived from its products and services, the geographical areas in which it operates and its major customers.

Improvements to IFRSs issued in May 2008
In May 2008, the IASB issued its first collection of amendments to its Standards, primarily with a view to remove inconsistencies and clarify wording. The amendments are generally effective for annual periods beginning on or after 1 January 2009. However, there are separate transitional provisions for each Standard.

IFRIC 9 Reassessment of Embedded Derivatives
(amendment issued in March 2009, effective for annual periods ending on or after 30 June 2009)
This amendment of the interpretation clarifies that the assessment whether an embedded derivative is required to be separated from the host contract on reclassification of a financial asset out of the fair value through profit or loss category shall be made on the basis of the circumstances that existed when the entity first became a party to the contract or when the contract was significantly modified, whichever is the later.

IFRIC 13 Customer Loyalty Programmes
(effective for annual periods beginning on or after 1 July 2008)
This interpretation addresses how companies that grant their customers loyalty credits (often called ‘points’) when buying goods or services should account for their obligation to provide free or discounted goods or services if and when the customers redeem the points. Customer loyalty credits are required to be accounted for as a separate component of the sales transaction in which they are granted.

IFRIC 15 Agreements for the Construction of Real Estate
(effective for annual periods beginning on or after 1 January 2009)
This interpretation standardises accounting practice across jurisdictions for the recognition of revenue by real estate developers before construction is complete.

IFRIC 16 Hedges of a Net Investment in a Foreign Operation
(effective for annual periods beginning on or after 1 October 2008)
IFRIC 16 addresses three main issues. Firstly, the interpretation considers whether risk arises from (a) the foreign currency exposure to the functional currencies of the foreign operation and the parent entity, or from (b) the foreign currency exposure to the functional currency of the foreign operation and the presentation currency of the parent entity's consolidated financial statements. Secondly, it determines which entity within a group can hold a hedging instrument in a hedge of a net investment in a foreign operation and in particular whether the parent entity holding the net investment in a foreign operation must also hold the hedging instrument. Finally it discusses how an entity should determine the amounts to be reclassified from equity to profit or loss or both the hedging instrument and the hedged item when the entity disposes of the investment.

IFRIC 18 Transfers of Assets from Customers
(effective for annual periods beginning on or after 1 July 2009)
The IFRIC issued interpretation IFRIC 18 ‘Transfers of Assets from Customers’ in January 2009. The interpretation addresses the accounting by suppliers that receive assets from customers, requiring measurement at fair value. The interpretation is effective for assets received from customers on or after 1 July 2009.

Critical accounting policies
The preparation of financial statements in conformity with IFRS requires management to make difficult, complex or subjective judgements and estimates, at times, regarding matters that are inherently uncertain. These judgements and estimates affect reported amounts and disclosures. Actual results could differ from those judgements and estimates. The most significant areas requiring management to make judgements and estimates that affect reported amounts and disclosures are as follows:

Allowance for loan losses
Allowances for loan losses are made for estimated losses in outstanding loans for which there is doubt about the borrower’s capacity to repay the principal and/or the interest. The allowance for loan losses is intended to adjust the value of ABN AMRO’s loan assets for probable credit losses as of the balance sheet date. Allowances are determined through a combination of specific reviews, statistical modelling and estimates. Certain aspects require judgement, such as the identification of loans that are deteriorating, the determination of the probability of default, the expected loss, the value of collateral and current economic conditions. Though we consider the allowances for loan losses to be adequate, the use of different estimates and assumptions could produce different allowances for loan losses, and amendments to allowances may be required in the future, as a consequence of changes in the value of collateral, the amounts of cash to be received or other economic events. For a further discussion on our allowance for loan losses, see note 18 to our consolidated financial statements.

Fair value of financial instruments
For financial instruments that are actively traded and for which quoted market prices or market parameters are readily available, there is little subjectivity in the determination of fair value. However, when observable market prices and parameters do not exist, management judgement is necessary to estimate fair value.

For instruments where no active liquid market exists, or quoted prices are unobtainable, recent market transactions are used or the fair value is estimated using a variety of valuation techniques – including reference to similar instruments for which market prices do exist or valuation models, such as discounted cash flow calculations or Black-Scholes.

ABN AMRO refines and modifies its valuation techniques as markets and products develop and the pricing for such products becomes more or less transparent. Financial markets are sometimes subject to significant stress conditions where steep falls in perceived or actual asset values are accompanied by a severe reduction in market liquidity, such as the events in the US sub-prime residential mortgage market starting in 2007. In such cases, observable market data may become less reliable or disappear altogether. Where there is doubt over the reliability of the market data due to either market illiquidity or unavailability, other valuation techniques are used. These alternative techniques would include scenario analysis and discounted cash flow calculations.

Unobservable inputs are estimated using a combination of management judgement, historical data, market practice and benchmarking to other relevant observable market data. Where inputs to the valuation of a new transaction cannot be reliably sourced from external providers, the transaction is initially recognised at its transaction price. The difference between the transaction price and the internal valuation at inception, calculated using a model, is reserved and amortised to income at appropriate points over the life of the instrument, typically taking account of the ability to obtain reliable external data, the passage of time and the use of offsetting transactions. Subsequent changes in fair value as calculated by the valuation model are reported in income.

Fair values include appropriate adjustments to account for known inadequacies in the valuation models or to reflect the credit quality of the instrument or counterparty. Factors that could affect estimates are incorrect model assumptions, market dislocations and unexpected correlation. We believe our estimates of fair value are adequate. However, the use of different models or assumptions could result in changes in our reported results. For a further discussion on the use of fair values and the impact of applying reasonable possible alternative assumptions as inputs, see note 37 to the consolidated financial statements.

Impairment of available-for-sale instruments
A financial asset or portfolio of financial assets is impaired and an impairment loss incurred if there is objective evidence that an event or events since initial recognition of the asset or on reclassification into available-for-sale from trading have adversely affected the amount or timing of future cash flows from the assets.

Significant management judgement is involved where the determination of future cash flows requires consideration of a number of variables, some of which may be unobservable in current market conditions. This is the case for more complex instruments such as asset backed securities, where factors such as the estimated cash flows on underlying pools of collateral and changes in national or local conditions that correlate with defaults on the assets are considered.

Assessment of risks and rewards
Whenever ABN AMRO is required to assess risks and rewards, when considering the recognition and derecognition of assets or liabilities and the consolidation and deconsolidation of subsidiaries, ABN AMRO may sometimes be required to use judgement. Although management uses its best knowledge of current events and actions in making assessments of expected risks and rewards, actual risks and rewards may ultimately differ.

Pension and post-retirement benefits
Significant pension and post-retirement benefit costs are based on actuarial calculations. Inherent within these calculations are assumptions including: discount rates, salary increases and the expected return on plan assets. Changes in pension and post-retirement costs may occur in the future as a consequence of changes in interest rates, the return on assets or other factors. For a further discussion on the underlying assumptions, see note 27 to our consolidated financial statements.

Deferred tax
Deferred tax assets arise from a variety of sources, the most significant being: (a) tax losses that can be carried forward to be utilised against profits in future years; and (b) valuation changes of assets which need to be tax effected for accounting purposes but are taxable only when the valuation change is realised.

The level of deferred tax asset recognition is influenced by management's assessment of ABN AMRO's historic and future profitability profile. At each balance sheet date, existing assessments are reviewed and, if necessary, revised to reflect changed circumstances. In a situation where recent losses have been incurred, the relevant accounting standards require convincing evidence that there will be sufficient future tax capacity.

Basis of consolidation
The consolidated financial statements are prepared annually for the year ended 31 December and include the parent company and its controlled subsidiaries as well as joint ventures on a proportionate share basis. Subsidiaries are included using the same reporting period and consistent accounting policies.

Subsidiaries
Subsidiaries are those enterprises controlled by ABN AMRO. Control is deemed to exist when ABN AMRO has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The existence and effect of potential voting rights that are presently exercisable or convertible are taken into account when assessing whether control exists. ABN AMRO sponsors the formation of entities, including certain special purpose entities, which may or may not be directly owned, for the purpose of asset securitisation transactions and other narrow and well-defined objectives. Particularly in the case of securitisations these entities may acquire assets from other group companies. Some of these entities hold assets that are not available to meet the claims of creditors of ABN AMRO or any of its subsidiaries. Such entities are consolidated in ABN AMRO’s financial statements when the substance of the relationship between ABN AMRO and the entity indicates that control is held by ABN AMRO.

The financial statements of subsidiaries and special purpose entities are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

Equity attributable to non-controlling interests is shown separately in the consolidated balance sheet as part of total equity. Current period profit or loss attributable to non-controlling interests is presented as an attribution of profit for the year.

Business combinations
IFRS 3 ‘Business combinations’ was adopted for all business combinations taking place after 1 January 2004. Goodwill on acquisitions prior to this date was charged against equity. The cost of an acquisition is measured at the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition, plus costs directly attributable to the acquisition. The excess of the cost of acquisition over ABN AMRO’s share of the fair value of the identifiable net assets (including certain contingent liabilities) acquired is recorded as goodwill.

In a step acquisition, where a business combination occurs in stages and control of the business is obtained in stages, all assets and liabilities of the acquired business, excluding goodwill, are adjusted to their fair values at the date of the latest share acquisition transaction. Fair value adjustments relating to existing holdings are recorded directly in equity.

Equity accounted investments
Equity accounted investments comprises associates. Associates are those enterprises in which ABN AMRO has significant influence (this is generally assumed when ABN AMRO holds between 20% and 50% of the voting rights), but not control, over the operating and financial policies.

Investments in associates of a private equity nature are designated to be held at fair value with changes through profit or loss, consistent with the management basis for such investments.

Other investments in associates including ABN AMRO’s strategic investments, are accounted for using the ‘Net equity method’ and presented as ‘Equity accounted investments’. Under this method the investment is initially recorded at cost and subsequently increased (or decreased) for post acquisition net income (or loss), other movements impacting the equity of the investee and any adjustments required for impairment. ABN AMRO’s share of profit or loss of the investee is recognised and separately disclosed in ABN AMRO’s income statement. When ABN AMRO’s share of losses exceeds the carrying amount of the investment, the carrying amount is reduced to zero, including any other unsecured receivables, and recognition of further losses is discontinued except to the extent that ABN AMRO has incurred obligations or made payments on behalf of the investee.

Jointly controlled entities
Jointly controlled entities are those enterprises over whose activities ABN AMRO has joint control, established by contractual agreement. The consolidated financial statements include ABN AMRO’s proportionate share of these enterprises’ assets, liabilities, equity, income and expenses on a line-by-line basis, from the date on which joint control commences until the date on which joint control ceases.

Non-current assets held for sale and discontinued operations
A non-current asset (or disposal groups) is classified as held for sale if its carrying amount is to be recovered principally through a sale transaction planned to occur within 12 months, rather than through continuing use. The asset must be available for immediate sale in its present condition and its sale must be highly probable. Held for sale assets are measured at the lower of their carrying amount and fair value less costs to sell. Assets and liabilities of a business held for sale are separately presented. Businesses that may be transferred to shareholders by means of a distribution will not be presented as businesses held for sale.

The results of discontinued operations, an operation held for sale that represents a separate major line of business or a geographical area of operation, are presented in the income statement as a single amount comprising the net results of the discontinued operations and the after tax gain or loss realised on disposal. Comparative income statement data is re-presented if in the current period an activity qualifies as a discontinued operation and qualifies for separate presentation.

Transactions eliminated on consolidation
Intra-group balances and transactions, and any related unrealised gains, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of ABN AMRO’s interest in the enterprise. Unrealised losses are also eliminated unless the transaction provides evidence of impairment in the asset transferred.

Currency translation differences
The financial performance of ABN AMRO’s foreign operations, conducted through branches, subsidiaries, associates and joint ventures, is reported using the currency (‘functional currency’) that best reflects the economic substance of the underlying events and circumstances relevant to that entity.

The assets and liabilities of foreign operations, including goodwill and purchase accounting adjustments, are translated to ABN AMRO’s presentation currency, the euro, at the foreign exchange rates prevailing at the reporting date. The income and expenses of foreign operations are translated to the euro at the rates prevailing at the end of the month. Currency translation differences arising on these translations are recognised directly in equity (‘currency translation account’). Exchange differences recorded in equity, arising after transition to IFRS on 1 January 2004, are included in the income statement on disposal or partial disposal of a foreign operation.

Transactions in a currency that differs from the functional currency of the transacting entity are translated into the functional currency at the foreign exchange rate at transaction date. Monetary assets and liabilities denominated in foreign currencies at reporting date are translated to the functional currency at the exchange rate at that date. Non-monetary assets accounted for at cost and denominated in foreign currency are translated to the functional currency at the foreign exchange rate prevailing at the date of initial recognition.

Non-monetary assets accounted for at fair value in a foreign currency are translated to the functional currency using the exchange rate at the date when the fair value was determined.

Currency translation differences on all monetary financial assets and liabilities are included in foreign exchange gains and losses in trading income. Translation differences on non-monetary items (such as equities) held at fair value through profit or loss are also reported through income and, for those classified as available-for-sale, directly in equity within ‘Net unrealised gains and losses on available-for-sale assets’.

Fiduciary activities
ABN AMRO commonly acts as trustee and in other fiduciary capacities that entail either the holding or placing of assets on behalf of individuals, trusts or other institutions. These assets are not assets of ABN AMRO and are therefore not included in these financial statements.

Income statement

Interest income and expenses
Interest income and expense is recognised in the income statement using the effective interest rate method. The application of this method includes the amortisation of any discount or premium or other differences, including transaction costs and qualifying fees and commissions, between the initial carrying amount of an interest-bearing instrument and its amount at maturity calculated on an effective interest rate basis. This item does not include interest income and expense in relation to trading balances which is included within net trading income.

Fee and commission income
Fees and commissions are recognised as follows:
•
Fees and commissions generated as an integral part of negotiating and arranging a funding transaction with customers, such as the issuance of loans are included in the calculation of the effective interest rate and are included in interest income and expense.

•	Fees and commissions generated for transactions or discrete acts are recognised when the transaction or act is completed.
•	Fees and commissions dependent on the outcome of a particular event or contingent upon performance are recognised when the relevant criteria have been met.
•
Service fees are typically recognised on a straight-line basis over the service contract period; portfolio and other management advisory and service fees are recognised based on the applicable service contracts.

•
Asset management fees related to investment funds are also recognised over the period the service is provided. This principle is also applied to the recognition of income from wealth management, financial planning and custody services that are provided over an extended period.

Net trading income
Net trading income includes gains and losses arising from changes in the fair value of financial assets and liabilities held for trading, interest income, dividends received from trading instruments as well as related funding costs. Dividend income from trading instruments is recognised when entitlement is established. Net trading income also includes changes in fair value arising from changes in counter-party credit spreads and changes in ABN AMRO’s credit spreads where it impacts the value of ABN AMRO’s derivative liabilities. The charge related to the write-off of trading instruments is included in trading income.

Results from financial transactions
Results from financial transactions include gains and losses on the sale of non-trading financial assets and liabilities, ineffectiveness of certain hedging programmes, the change in fair value of derivatives used to hedge credit risks that are not included in hedge accounting relationships, fair value changes relating to assets and liabilities designated at fair value through profit or loss and changes in the value of any related derivatives. For liabilities designated at fair value through profit or loss it includes changes in ABN AMRO credit spreads. Dividend income from non-trading equity investments, excluding associated companies is recognised in results from financial transactions when entitlement is established.

Segment reporting
Operating segments are the segments that engage in business activities from which the bank earns income and incurs expenses. These segments are the reporting segments whose operating results are reviewed by the Managing Board on a monthly basis. Geographical data is presented according to the location of the transacting group entity.

Financial assets and liabilities

Measurement classifications
ABN AMRO classifies its financial assets and liabilities into the following measurement (‘valuation’) categories:

Financial instruments held for trading are those that ABN AMRO holds primarily for the purpose of short-term profit-taking. These include shares, interest-earning securities, derivatives held for trading and liabilities from short sales of financial instruments. Derivatives are financial instruments that require little or no initial net investment, with future settlements dependent on a reference benchmark index, rate or price (such as interest rates or equity prices). Changes in expected future cash flows in response to changes in the underlying benchmark determine the fair value of derivatives.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They generally arise when ABN AMRO provides money or services directly to a customer with no intention of trading or selling the loan.

Held-to-maturity assets are non-derivative financial assets quoted on an active market with fixed or determinable payments (i.e. debt instruments) and a fixed maturity that ABN AMRO has the intention and ability to hold to maturity. As of 31 December 2008 ABN AMRO no longer classifies financial assets into the held-to-maturity category and due to tainting rules can not do so until 31 December 2010.

Designated at fair value through profit or loss are financial assets and financial liabilities that ABN AMRO upon initial recognition designates to be measured at fair value with changes reported in profit or loss. Such a designation is done if:
•
The instrument includes an embedded derivative that would otherwise require separation. This applies to certain structured notes issued with hybrid features. Fair value measurement helps to achieve offset against changes in the value of derivatives and other fair value positions used to economically hedge these notes.

•
The designation eliminates or significantly reduces a measurement inconsistency that would otherwise arise. In this regard unit-linked investments held for the account and risk of policyholders and the related obligation to policyholders are designated at fair value with changes through profit or loss.

•
It relates to a portfolio of financial assets and/or liabilities that are managed and evaluated on a fair value basis in accordance with a documented risk management or investment strategy. This is applied to equity investments of a private equity nature.

Available-for-sale assets include interest-earning assets that have either been designated as available for sale or do not fit into one of the categories described above. Equity investments held without significant influence, which are not held for trading or designated at fair value through profit or loss are classified as available-for-sale.

Non-trading financial liabilities that are not designated at fair value through profit or loss are measured at amortised cost.

Recognition and derecognition
Traded instruments are recognised on trade date, defined as the date on which ABN AMRO commits to purchase or sell the underlying instrument. In the infrequent event when settlement terms are non-standard the commitment is accounted for as a derivative between trade and settlement date. Loans and receivables are recognised when they are acquired or funded by ABN AMRO and derecognised when settled. Issued debt is recognised when issued and deposits are recognised when the cash is deposited with ABN AMRO. Other financial assets and liabilities, including derivatives, are recognised in the balance sheet when ABN AMRO becomes party to the contractual provisions of the asset or liability.

Financial assets are generally derecognised when ABN AMRO loses control and the ability to obtain benefits over the contractual rights that comprise that asset. This occurs when the rights are realised, expire, substantially all risk and rewards are transferred, or not substantially all risk and rewards are transferred nor retained, although control is transferred. If a servicing function is retained, which is profitable, a servicing asset is recognised. A financial liability is derecognised when the obligations specified in the contract are discharged, cancelled or expire.

Financial assets continue to be recognised in the balance sheet, and liabilities recognised for the proceeds of any related funding transaction, unless a fully proportional share of all or specifically identified cash flows are transferred to the lender without material delay and the lender’s claim is limited to those cash flows and substantially all the risks and returns and control associated with the financial instruments have been transferred, in which case that proportion of the asset is derecognised.

ABN AMRO derecognises financial liabilities when settled or if ABN AMRO repurchases its own debt. The difference between the former carrying amount and the consideration paid is included in results from financial transactions in income. Any subsequent resale is treated as a new issuance.

ABN AMRO has securitised various consumer and commercial financial assets. This process generally necessitates a sale of these assets to a special purpose entity (SPE), which in turn issues securities to investors. ABN AMRO’s interests in securitised assets may be retained in the form of senior or subordinated tranches, issued guarantees, interest-only strips or other residual interests, together referred to as retained interest. In many cases these retained interests convey control, such that the SPE is consolidated, and the securitised assets continue to be recognised in the consolidated balance sheet.

Measurement
All trading instruments and financial assets and liabilities designated at fair value are measured at fair value, with transaction costs related to the purchase as well as fair value changes recorded through profit or loss.

The measurement of liabilities held at fair value includes the effect of changes in own credit spreads. The change in fair value applies to those financial liabilities designated at fair value where ABN AMRO’s own credit risk would be considered by market participants and excludes instruments for which it is established market practice not to include an entity-specific adjustment for own credit. The fair value changes are calculated based on a yield curve generated from observed external pricing for funding and quoted CDS data.

All derivatives are recorded in the balance sheet at fair value with changes recorded through profit or loss except when designated in a cash flow or net investment hedge relationship (see hedge accounting below).

Available-for-sale assets are held at fair value with unrealised gains and losses recognised directly in equity, net of applicable taxes. Premiums, discounts and qualifying transaction costs of interest-earning available-for-sale assets are amortised to interest income on an effective interest rate basis. When available-for-sale assets are sold, collected or impaired the cumulative gain or loss recognised in equity is transferred to results from financial transactions in income.

All other financial assets and liabilities are initially measured at cost including directly attributable incremental transaction costs. They are subsequently valued at amortised cost using the effective interest rate method. Through use of the effective interest rate method, premiums and discounts, including qualifying transaction costs, included in the carrying amount of the related instrument are amortised over the period to maturity or expected prepayment on the basis of the instrument’s original effective interest rate.

When available, fair values are obtained from quoted market prices in active liquid markets. For instruments where no active liquid market exists, or quoted prices are unobtainable, recent market transactions are used or the fair value is estimated using a variety of valuation techniques – including reference to similar instruments for which market prices do exist or valuation models, such as discounted cash flow or Black-Scholes. ABN AMRO refines and modifies its valuation techniques as markets and products develop and the pricing for individual products becomes more transparent.

Valuation models are validated prior to use by staff independent of the initial selection or creation of the models. Wherever possible, inputs to valuation models represent observable market data from reliable external data sources. Unobservable inputs are estimated using a combination of management judgement, historical data, market practice and benchmarking to other relevant observable market data.

Where significant inputs to the valuation of a new transaction cannot be reliably sourced from external providers, the transaction is initially recognised at its transaction price. The difference between the transaction price and the internal valuation at inception, calculated using a model, is reserved and amortised to income at appropriate points over the life of the instrument, typically taking account of the ability to obtain reliable external data, the passage of time and the use of offsetting transactions. Subsequent changes in fair value as calculated by the valuation model are reported in income.

Fair values include appropriate adjustments to account for known inadequacies and uncertainties in valuation models or to reflect the credit quality of the instrument or counterparty.

The change in fair value of notes designated at fair value through profit or loss attributable to changes in credit risk are calculated by reference to the credit spread implicit in the market value of ABN AMRO’s senior notes.

Reclassifications
Derivatives are not reclassified into and out of the fair value through profit or loss category whilst they are held or issued. Financial instruments designated at fair value through profit or loss upon initial recognition may not be reclassified out of that category. Non-derivative financial assets classified as held for trading upon initial recognition, if they are no longer held for the purpose of selling or repurchasing in the near term, may be reclassified out of the fair value through profit or loss category if certain requirements are met. No financial instrument may be reclassified into the fair value through profit or loss category after initial recognition.

Professional securities transactions
Securities borrowing and securities lending transactions are generally entered into on a collateralised basis, with securities usually advanced or received as collateral. The transfer of the securities themselves is not reflected on the balance sheet unless the risks and rewards of ownership are also transferred. If cash is advanced or received, securities borrowing and lending activities are recorded at the amount of cash advanced (included in loans and receivables) or received (due to banks or customers). The market value of the securities borrowed and lent is monitored on a daily basis, and the collateral levels are adjusted in accordance with the underlying transactions. Fees and interest received or paid are recognised on an effective interest basis and recorded as interest income or interest expense.

Sale and repurchase transactions involve purchases (sales) of investments with agreements to resell (repurchase) substantially identical investments at a certain date in the future at a fixed price. Investments purchased subject to commitments to resell them at future dates are not recognised. The amounts paid are recognised in loans and receivables to either banks or customers. The receivables are shown as collateralised by the underlying security. Investments sold under repurchase agreements continue to be recognised in the balance sheet. The proceeds from the sale of the investments are reported as liabilities to either banks or customers. The difference between the sale and repurchase price is recognised over the period of the transaction and recorded as interest income or interest expense.

Netting and collateral
ABN AMRO enters into master netting arrangements with counterparties wherever possible, and when appropriate, obtains collateral. If ABN AMRO has the right on the grounds of either legal or contractual provisions and the intention to settle financial assets and liabilities net or simultaneously, these are offset and the net amount is reported in the balance sheet. Due to differences in the timing of actual cash flows, derivatives with positive and negative fair values are generally not netted, even if they are held with the same counterparty.

Hedge accounting
Derivative instruments are used to manage exposures to interest rate, foreign currency and credit risks, including exposures arising from forecast transactions. Fair value, cash flow or net investment hedging is applied to qualifying transactions that are documented as such at inception.

The hedged item can be an asset, liability, highly probable forecast transaction or net investment in a foreign operation that (a) exposes the entity to risk of changes in fair value or future cash flows and (b) is designated as being hedged. The risk being hedged (the ‘hedged risk’) is typically changes in interest rates or foreign currency rates. ABN AMRO also enters into credit risk derivatives (sometimes referred to as ‘credit default swaps’) for managing portfolio credit risk. However, these are generally not included in hedge accounting relationships.

Both at the inception of the hedge and on an ongoing basis, ABN AMRO formally assesses whether the derivatives used in its hedging transactions have been highly effective in offsetting changes in the fair value or cash flows of the hedged item, by assessing and measuring whether changes in the fair value or cash flows of the hedged item are offset by the changes in the fair value or cash flows of the hedging instrument.

Hedge ineffectiveness represents the amount by which the changes in the fair value of the derivative are in excess of changes:
•	in the fair value of the hedged item in a fair value hedge, or
•	in the value of a net investment in a foreign operation hedge, or
•	in the fair value change of the expected cash flow in a cash flow hedge.

Hedge ineffectiveness and gains and losses on components of a derivative that are excluded from the assessment of hedge effectiveness are recorded directly in profit or loss.

Hedge accounting is discontinued when the hedge relationship has ceased to be effective or is no longer expected to be effective, or when the derivative or hedged item is sold or otherwise terminated.

Fair value hedges
Where a derivative financial instrument hedges the exposure to changes in the fair value of recognised or committed assets or liabilities, the hedged item is adjusted in relation to the risk being hedged. Gains or losses on re-measurement of both the hedging instrument and the hedged item are recognised in the income statement, typically within results from financial transactions.

When a fair value hedge of interest rate risk is terminated, any value adjustment to the carrying amount of the hedged asset or liability is amortised to income over the original designated hedging period or taken directly to income if the hedged item is sold, settled or impaired.

Cash flow hedges
When a derivative financial instrument hedges the exposure to variability in the cash flows from recognised assets, liabilities or anticipated transactions, the effective part of any gain or loss on re-measurement of the hedging instrument is recognised directly in equity. When a cash flow hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss recognised in equity remains in equity.

The cumulative gain or loss recognised in equity is transferred to the income statement at the time when the hedged transaction affects net profit or loss and included in the same line item as the gain or loss on the hedged transaction. In the exceptional case that the hedged transaction is no longer expected to occur, the cumulative gain or loss recognised in equity is recognised in the income statement immediately.

Hedge of a net investment in a foreign operation
ABN AMRO uses foreign currency derivatives and currency borrowings to hedge various net investments in foreign operations. For such hedges, currency translation differences arising on translation of these instruments to euro are recognised directly in the currency translation account in equity, insofar as they are effective. The cumulative gain or loss recognised in equity is transferred to profit or loss on the disposal of the foreign operation.

Derivatives upon which ABN AMRO applies hedge accounting have been disclosed in note 22 ‘Other assets’ and note 29 ‘Other liabilities’.

Impairment of financial assets
ABN AMRO assesses at each balance sheet date whether there is objective evidence that a financial asset or a portfolio of financial assets is impaired. A financial asset or portfolio of financial assets is impaired and impairment losses are recognised if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset and prior to the balance sheet date (‘a loss event’) and that event adversely impacts estimated future cash flows of the financial asset or the portfolio.

Loans and receivables
An indication that a loan may be impaired is obtained through ABN AMRO’s credit review processes, which include monitoring customer payments and regular loan reviews of commercial clients every 6 or 12 months depending on the rating of the facility.

ABN AMRO first assesses whether objective evidence of impairment exists for loans (including any related facilities and guarantees) that are individually significant, and individually or collectively for loans that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed loan, the asset is included in a portfolio of loans with similar credit risk characteristics and collectively assesses them for impairment. Loans that are evaluated individually for impairment are not included in a collective assessment of impairment.

The amount of impairment loss is measured as the difference between the loan’s carrying amount and the present value of estimated future cash flows discounted at the loan’s original effective interest rate. The amount of the loss is recognised using an allowance account and the amount of the loss is included in the income statement line loan impairment and other credit risk provisions.

The calculation of the present value of the estimated future cash flows of a collateralised financial asset reflects the cash flows that are likely to result from foreclosure less costs for obtaining and selling the collateral.

Future cash flows of a group of loans that are collectively evaluated for impairment are estimated on the basis of the contractual cash flows of the loans in the portfolio and historical loss experience for loans with credit risk characteristics similar to those in ABN AMRO. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the historical data and to remove the effects of conditions in the historical data that do not currently exist.

The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience. The impact of changes in estimates and recoveries is recorded in the income statement line loan impairment and other credit risk provisions.

Following impairment, interest income continues to be recognised using the original effective rate of interest. When a loan is deemed no longer collectible, it is written off against the related allowance for loan impairment. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off are credited to the income statement line loan impairment and other credit risk provisions. Assets acquired in exchange for loans to achieve an orderly realisation are reflected in the balance sheet as a disposal of the loan and an acquisition of a new asset, initially booked at fair value.

Although the decrease in estimated future cash flows from a portfolio of loans cannot yet be identified with the individual loans in the portfolio, there may be indications that there is a measurable decrease. These include adverse changes in the payment status of borrowers in the portfolio and national or local economic conditions that correlate with defaults in the portfolio. This is dealt with through an allowance for incurred but not identified losses.

Renegotiated loans
Where possible, ABN AMRO seeks to restructure loans rather than to take possession of collateral. This may involve extending the payment arrangements and the agreement of new loan conditions. Once the items have been renegotiated, the loan is no longer considered past due. Management continuously reviews renegotiated loans to ensure that all criteria are met and that future payments are likely to occur. The loans continue to be subject to an individual or collective impairment assessment, calculated using the loan’s original effective interest rate.

Other financial assets
In the case of equity instruments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is also considered in determining whether impairment exists. Where such evidence exists, the cumulative net loss that has been previously recognised directly in equity is moved from equity and recognised in the income statement within results from financial transactions.

ABN AMRO performs a review of individual available-for-sale securities on a regular basis to determine whether any evidence of impairment exists. This review considers factors such as any reduction in fair value below cost, its direction and whether the reduction is significant or prolonged, and the credit standing and prospects of the issuer.

Property and equipment

Own use assets
Property and equipment is stated at cost less accumulated depreciation and any amount for impairment. If an item of property and equipment is comprised of several major components with different useful lives, each component is accounted for separately. Additions and subsequent expenditures (including interest) are capitalised only to the extent that they enhance the future economic benefits expected to be derived from the asset. Expenditure incurred to replace a component of an asset is separately capitalised and the replaced component is written off. Other subsequent expenditure is capitalised only when it increases the future economic benefit of the item of property and equipment. All other expenditure, including maintenance, is recognised in the income statement as incurred. When an item of property and equipment is retired or disposed, the difference between the carrying amount and the disposal proceeds net of costs is recognised in other operating income.

Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of items of property and equipment, and major components that are accounted for separately. ABN AMRO generally uses the following estimated useful lives:
•	Land	not depreciated
•	Buildings	25 to 50 years
•	Equipment	5 to 12 years
•	Computer installations	2 to 5 years.

Depreciation rates and residual values are reviewed at least annually to take into account any change in circumstances. Capitalised leasehold improvements are depreciated in a manner that takes into account the term and renewal conditions of the related lease.

Leasing
As lessee: most of the leases that ABN AMRO has entered into are classified as operating leases (including property rental). The total payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense. When it is decided that an operating lease will be terminated or vacated before the lease period has expired, the lesser of any penalty payments required and the remaining payments due once vacated (less sub-leasing income) is recognised as an expense.

As lessor: assets subject to operational leases are included in property and equipment. The asset is depreciated on a straight-line basis over its useful life to its estimated residual value. Leases where ABN AMRO transfers substantially all the risks and rewards resulting from ownership of an asset to the lessee are classified as finance leases. A receivable at an amount equal to the present value of the lease payments, using the implicit interest rate, including any guaranteed residual value, is recognised. Finance lease receivables are included in loans and receivables to customers.

Intangible assets

Goodwill
Goodwill, being the excess of the cost of an acquisition over the fair value of ABN AMRO’s share of the acquired entity’s net identifiable assets at the date of acquisition, is capitalised and stated at cost less any accumulated impairment losses. For the purpose of calculating goodwill, the fair values of acquired assets, liabilities and contingent liabilities are determined by reference to market values or by discounting expected future cash flows to present value. If the recognition of the assessed fair value of acquired assets and liabilities at the time of acquisition took place on the basis of provisional amounts any changes in the assessed fair value of acquired assets and liabilities at the time of acquisition identified within one year following the acquisition are corrected against goodwill. Any revisions identified after one year are recorded in income.

Goodwill on the acquisition of equity accounted investments is included in the carrying amount of the investment.

Gains and losses on the disposal of an entity, including equity accounted investments, are determined as the difference between the sale proceeds and the carrying amount of the entity including related goodwill and any currency translation differences recorded in equity.

Goodwill is not amortised but is subject to an annual test for impairment or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test.

Software
Costs that are directly associated with identifiable software products that are controlled by ABN AMRO, and likely to generate future economic benefits exceeding these costs, are recognised as intangible assets and stated at cost less accumulated amortisation and any adjustment for impairment losses. Expenditure that enhances or extends the performance of computer software beyond its original specification is recognised as a capital improvement and added to the original cost of the software. Software is amortised over 3 to 7 years. Amortisation rates and residual values are reviewed at least annually to take into account any change in circumstances.

Costs associated with maintaining computer software programmes are recognised as an expense as incurred.

Other intangible assets
Other intangible assets that are acquired by ABN AMRO are stated at cost less accumulated amortisation and any adjustment for impairment losses. Other intangible assets are comprised of separately identifiable items arising from acquisition of subsidiaries, such as customer relationships, and certain purchased trademarks and similar items. Amortisation is charged to the income statement systematically over the estimated useful lives of the intangible asset. Amortisation rates and residual values are reviewed at least annually to take into account any change in circumstances.

Impairment of property and equipment and intangible assets
Property and equipment and intangibles are assessed at each balance sheet date or more frequently, to determine whether there is any indication of impairment. If any such indication exists, the assets are subject to an impairment review.

Regardless of any indications of potential impairment, the carrying amount of goodwill is subject to a detailed impairment review at least annually. An impairment loss is recognised whenever the carrying amount of an asset that generates largely independent cash flows or the cash-generating unit to which it belongs exceeds its recoverable amount. The recoverable amount of an asset is the higher of its fair value less cost to sell and its value in use. To calculate value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market rates and the risks specific to the asset. When conducting impairment reviews, particularly for goodwill, cash-generating units are the lowest level at which management monitors the return on investment on assets.

The impairment analysis of goodwill and other intangibles requires management to make subjective judgements concerning estimates of how the acquired asset will perform in the future using a discounted cash flow analysis. Events and factors that may significantly affect the estimates include, among others, competitive forces, customer behaviours and attrition, changes in revenue growth trends and changes in discount rates and specific industry or market sector conditions.

Impairment losses are recognised in the income statement as a component of depreciation and amortisation expense. An impairment loss with respect to goodwill is not reversible. Other impairment losses are reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined if no impairment loss had previously been recognised.

Pension and other post-retirement benefits
For employees in the Netherlands and the majority of staff employed outside the Netherlands, pension or other retirement plans have been established in accordance with the regulations and practices of the countries in question. Separate pension funds or third parties administer most of these plans. The plans include both defined contribution plans and defined benefit plans.

In the case of defined contribution plans, contributions are charged directly to the income statement in the year to which they relate.

The net obligations under defined benefit plans are regarded as ABN AMRO’s own commitments regardless of whether these are administered by a pension fund or in some other manner. The net obligation of each plan is determined as the difference between the benefit obligations and the plan assets. Defined benefit plan pension commitments are calculated in accordance with the projected unit credit method of actuarial cost allocation. Under this method, the present value of pension commitments is determined on the basis of the number of active years of service up to the balance sheet date and the estimated employee salary at the time of the expected retirement date, and is discounted using the market rate of interest on high-quality corporate bonds. The plan assets are measured at fair value.

Pension costs for the year are established at the beginning of the year based on the expected service and interest costs and the expected return on the plan assets, plus the impact of any current period curtailments or plan changes. Differences between the expected and the actual return on plan assets, as well as actuarial gains and losses, are only recognised as income or expense when the net cumulative unrecognised actuarial gains and losses at the end of the previous reporting year exceed 10% of the greater of the commitments under the plan and the fair value of the related plan assets. The part in excess of 10% is recognised in income over the expected remaining years of service of the employees participating in the plans. Differences between the pension costs determined in this way and the contributions payable are accounted for as provisions or prepayments. Commitments relating to early retirement of employees are treated as pension commitments.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the past service cost is recognised immediately in the income statement.

ABN AMRO’s net obligation with respect to long-term service benefits and post-retirement healthcare is the amount of future benefit that employees have earned in return for their service in current and prior periods. The obligation is calculated using the projected unit credit method. It is then discounted to its present value and the fair value of any related assets is deducted.

Share-based payments to employees
Until 2007, ABN AMRO engaged in equity and cash settled share-based payment transactions in respect of services received from certain of its employees. The cost of the services received was measured by reference to the fair value of the shares or share options granted on the date of the grant. The cost related to the shares or share options granted was recognised in the income statement over the period that the services of the employees were received, which was the vesting period, with a corresponding credit in equity for equity settled schemes and a credit in liabilities for cash settled schemes. For cash settled schemes the fair value of the plan was determined for each reporting period and the changes were recognised in the income statement. In addition, ABN AMRO recognised the effects of modifications that increased the total fair value of the share-based payment arrangements or were otherwise beneficial to the employee in the income statement.

The fair value of the options granted was determined using option pricing models, which took into account the exercise price of the option, the current share price, the risk free interest rate, the volatility of the ABN AMRO share price over the life of the option and the terms and conditions of the grant. Non-market vesting conditions were taken into account by adjusting the number of shares or share options included in the measurement of the cost of employee services, so that ultimately the amount cumulatively recognised in the income statement would reflect the number of shares or share options that eventually vested. Where vesting conditions were related to market conditions, these were fully reflected in the fair value initially determined at grant date and as a result, the charges for the services received were recognised regardless of whether or not the market related vesting condition was met, provided that the non-market vesting conditions were met.

In case of cancellation or settlement of a grant of shares or share options during the vesting period, the amount that otherwise would be recognised over the remainder of the vesting period was immediately recognised in the income statement. Any payment made to the employee upon the cancellation or settlement of the grant was accounted for as a deduction from equity for equity settled schemes and as a deduction from the liability for the cash settled schemes.

Provisions
A provision is recognised in the balance sheet when ABN AMRO has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. If the effect of time value is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market rates and, where appropriate, the risks specific to the liability.

A provision for restructuring is recognised when an obligation exists. An obligation exists when ABN AMRO has approved a detailed plan and has raised a valid expectation in those affected by the plan by starting to implement the plan or by announcing its main features. Future operating costs are not provided for.

Provisions for insurance risks are determined by actuarial methods, which include the use of statistics, interest rate data and settlement costs expectations.

Other liabilities
Obligations to policyholders, whose return is dependent on the return of unit linked investments recognised in the balance sheet, are measured at fair value with changes through income.

Tax – current and deferred
Tax payable on profits, based on the applicable tax law in each jurisdiction, is recognised as an expense in the period in which profits arise. The future tax benefit of tax losses available for carry forward is recognised as an asset when it is probable that future taxable profits will be available against which these losses can be utilised.

Deferred tax is also recognised for qualifying temporary differences. Temporary differences represent the difference between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following differences are not provided for: the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries and associates, to the extent that they will probably not reverse in the foreseeable future and the timing of such reversals is controlled by ABN AMRO. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date. A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.

Deferred and current tax assets and liabilities are only offset when they arise in the same tax reporting group and where there is both the legal right and the intention to settle on a net basis or to realise the asset and liability simultaneously.

Issued debt and equity securities
Issued debt securities are recorded on an amortised cost basis using the effective interest rate method, unless they are of a hybrid/structured nature and designated to be held at fair value through profit or loss.

Issued financial instruments or their components are classified as liabilities where the substance of the contractual arrangement results in ABN AMRO having a present obligation to either deliver cash or another financial asset or to satisfy the obligation other than by the exchange of a fixed number of equity shares. Preference shares that carry a non-discretionary coupon or are redeemable on a specific date or at the option of the holder are classified as liabilities. The dividends and fees on preference shares classified as a liability are recognised as interest expense.

Issued financial instruments, or their components, are classified as equity when they do not qualify as a liability and represent a residual interest in the assets of ABN AMRO. Preference share capital is classified as equity if it is non-redeemable and any dividends are discretionary. The components of issued financial instruments that contain both liability and equity elements are accounted for separately with the equity component being assigned the residual amount after deducting from the instrument’s initial value the fair value of the liability component.

Dividends on ordinary shares and preference shares classified as equity are recognised as a distribution of equity in the period in which they are approved by shareholders.

Share capital
Incremental external costs directly attributable to the issue of new shares are deducted from equity net of any related taxes. When share capital recognised as equity is repurchased, the amount of the consideration paid, including incremental directly attributable costs net of taxes, is recognised as a change in equity. Repurchased shares are classified as treasury shares and presented as a deduction from total equity. Where such shares are subsequently sold or reissued, any consideration received is added to shareholders’ equity.

Other equity components

Currency translation account
The currency translation account is comprised of all currency differences arising from the translation of the financial statements of foreign operations net of the translation impact on liabilities or foreign exchange derivatives held to hedge ABN AMRO’s net investment. These currency differences are included in profit or loss on disposal of the operation.

Cash flow hedging reserve
The cash flow hedging reserve is comprised of the effective portion of the cumulative net change in the fair value of cash flow hedging instruments, net of taxes, related to hedged transactions that have not yet occurred.

Net unrealised gains and losses on available-for-sale assets
In this component, gains and losses arising from a change in the fair value of available-for-sale assets are recognised, net of taxes. When the relevant assets are sold, impaired or otherwise disposed of, the related cumulative gain or loss recognised in equity is transferred to the income statement.

Statement of cash flows
Cash and cash equivalents for the purpose of the statement of cash flows include cash in hand, deposits available on demand with central banks and net credit balances on current accounts with other banks.

The statement of cash flows, based on the indirect method of calculation, gives details of the source of cash and cash equivalents which became available during the year and the application of these cash and cash equivalents over the course of the year. The cash flows are analysed into cash flows from operations, including banking activities, investment activities and financing activities. Movements in loans and receivables and inter-bank deposits are included in the cash flow from operating activities. Investment activities are comprised of acquisitions, sales and redemptions in respect of financial investments, as well as investments in and sales of subsidiaries and associates, property and equipment. The issuing of shares and the borrowing and repayment of long-term funds are treated as financing activities. Movements due to currency translation differences as well as the effects of the consolidation of acquisitions, where of material significance, are eliminated from the cash flow figures. The cash flows of discontinued operations are separately reported in the period in which the operation qualifies as a held for sale business.

The presentation of the statement of cash flows for 2007 has been amended to conform to the 2009 and 2008 presentation which does not separately disclose discontinued operations.

Future changes in accounting policies
ABN AMRO expects to adopt the following amended standards and interpretations with effect from 1 January 2010, where applicable pending their endorsement by the EU.

The International Accounting Standards Board published a revised IFRS 3 ‘Business Combinations’ and related revisions to IAS 27 ‘Consolidated and Separate Financial Statements’ following the completion in January 2008 of its project on the acquisition and disposal of subsidiaries. The standards improve convergence with US GAAP and provide new guidance on accounting for changes in interests in subsidiaries. The cost of an acquisition will comprise only consideration paid to vendors for equity; other costs will be expensed immediately. Acquirers will only account for goodwill on acquisition on obtaining control; subsequent changes in interest will be recognised in other comprehensive income and only on a loss of control will a profit or loss on disposal be recognised in profit or loss. The changes are effective for accounting periods beginning on or after 1 July 2009. These changes will affect ABN AMRO’s accounting for future acquisitions and disposals of subsidiaries.

In May 2008, the IASB issued amendments to IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ and IAS 27 ‘Consolidated and Separate Financial Statements’ that change the investor’s accounting for the cost of an investment in a subsidiary, jointly controlled entity or associate. It does not affect the consolidated accounts but may prospectively affect the ABN AMRO Holding’s accounting and presentation of receipts of dividends from such entities.

The IASB issued amendments to a number of standards in April 2009 as part of its annual improvements project. The amendments are effective for accounting periods beginning on or after 1 January 2010 and are not expected to have a material effect on ABN AMRO.

The IASB issued an amendment, ‘Group Cash-settled Share-based Payment Transactions‘, to IFRS 2 ‘Share-based Payment’ in June 2009 that will change the accounting for share awards by permitting accounting for equity settlement only by entities that either grant awards over their own equity or have no obligation to settle a share-based payment transaction. The amendment is effective for accounting periods beginning on or after 1 January 2010 and is not expected to have a material effect on ABN AMRO.

The IASB published an amendment ‘Classification of Rights Issues’ to IAS 32 ‘Financial Instruments: Presentation’ and consequential revisions to other standards in October 2009 to improve the accounting for issues of equity for consideration fixed other than in the reporting entity’s functional currency. The amendment is effective for accounting periods beginning on or after 1 February 2010. It is not expected to have a material affect on ABN AMRO.

The International Financial Reporting Interpretations Committee (IFRIC) issued interpretation IFRIC 17 ‘Distributions of Non-Cash Assets to Owners’ and the IASB made consequential amendments to IFRS 5 ‘Non-Current Assets Held for Sale and Discontinued Operations’ in December 2008. The interpretation requires distributions to be presented at fair value with any surplus or deficit to be recognised in profit or loss. The amendment to IFRS 5 extends the definition of disposal groups and discontinued operations to disposals by way of distribution.  The interpretation is effective for accounting periods beginning on or after 1 July 2009, to be adopted at the same time as IAS 27 (as amended in May 2008). The implementation of IFRIC 17 is expected to have a material effect on ABN AMRO if a distribution in kind or a sale that in substance must be considered a distribution in kind is adopted as the mechanism for the legal separation for the Dutch State acquired businesses.

Consolidated Financial Statements

Consolidated income statement for the year ended 31 December

(in millions of euros)	Restated 2009	Restated 2008	Restated 2007
Interest income	5,644	13,265	14,965
Interest expense	3,975	10,705	13,810
Net interest income 3	1,669	2,560	1,155

Fee and commission income	1,442	1,708	2,590
Fee and commission expense	419	401	279
Net fee and commission income 4	1,023	1,307	2,311

Net trading income/(loss) 5	1,452	(9,514)	964
Results from financial transactions 6	(2,511)	(1,865)	1,097
Share of result in equity accounted investments 19	(58)	75	169
Other operating income 7	(207)	64	904
Income of consolidated private equity holdings 41	27	1,726	3,836
Total income/(loss)	1,395	(5,647)	10,436

Personnel expenses 8	2,108	3,277	4,620
General and administrative expenses 9	1,856	2,577	3,243
Depreciation and amortisation 10	645	711	568
Goods and materials of consolidated private equity holdings 41	12	1,278	2,744
Operating expenses	4,621	7,843	11,175
Loan impairment and other credit risk provisions 18	1,621	2,611	339
Total expenses	6,242	10,454	11,514

Operating profit/(loss) before tax	(4,847)	(16,101)	(1,078)
Tax 11	(465)	(2,736)	(852)
Profit/(loss) from continuing operations	(4,382)	(13,365)	(226)
Profit from discontinued operations net of tax 45	(18)	16,960	10,201
Profit/(loss) for the year	(4,400)	3,595	9,975

Attributable to:
Shareholders of the parent company	(4,399)	3,580	9,848
Non-controlling interests	(1)	15	127

Numbers stated against items refer to notes. The notes to the consolidated financial statements are an integral part of these statements.

Consolidated statement of comprehensive income for the year ended 31 December

(in millions of euros)	2009	2008	2007
Profit/(loss) for the period	(4,400)	3,595	9,975

Other comprehensive income/(loss):
Currency translation account	(296)	(244)	(17)
Available-for-sale financial assets	20	(429)	(1,209)
Cash flow hedging reserve	(254)	(1,218)	492
Income tax relating to components of other comprehensive income	138	422	247
Other comprehensive loss for the period, net of tax 12	(392)	(1,469)	(487)

Total comprehensive income/(loss) for the period, net of tax	(4,792)	2,126	9,488

Total comprehensive income/(loss) attributable to:
Owners of the parent company	(4,797)	2,218	9,499
Non-controlling interests	5	(92)	(11)
	(4,792)	2,126	9,488

Numbers stated against items refer to the notes. The notes to the consolidated financial statements are an integral part of these statements.

Consolidated statement of financial position at 31 December

(in millions of euros)	2009	2008
Assets
Cash and balances at central banks 13	28,382	5,854
Financial assets held for trading 14	78,058	212,653
Financial investments 15	74,897	67,061
Loans and receivables - banks 16	39,659	75,566
Loans and receivables - customers 17	218,246	270,507
Equity accounted investments 19	856	796
Property and equipment 20	1,961	2,035
Goodwill and other intangibles 21	645	924
Assets of businesses held for sale 45	4,889	1,583
Accrued income and prepaid expenses	5,871	7,011
Tax assets 28	6,022	5,100
Other assets 22	9,859	17,727
Total assets	469,345	666,817

Liabilities
Financial liabilities held for trading 14	62,687	192,087
Due to banks 23	46,145	94,620
Due to customers 24	196,648	209,004
Issued debt securities 25	95,660	111,296
Provisions 26	4,790	4,144
Liabilities of businesses held for sale 45	8,894	864
Accrued expenses and deferred income	6,994	8,418
Tax liabilities 28	578	700
Other liabilities 29	13,489	15,012
Subordinated liabilities 30	14,544	13,549
Total Liabilities	450,429	649,694

Equity
Share capital 31	1,852	1,852
Share premium 31	11,943	5,343
Retained earnings	6,697	11,096
Net gains/(losses) not recognised in the income statement	(1,612)	(1,214)
Equity attributable to shareholders of the parent company	18,880	17,077
Equity attributable to non-controlling interests	36	46
Total equity	18,916	17,123
Total equity and liabilities	469,345	666,817

Guarantees and other commitments 34	36,767	42,148
Committed credit facilities 34	51,520	63,436

Numbers stated against items refer to the notes. The notes to the consolidated financial statements are an integral part of these statements.

Consolidated statement of changes in equity for the year ended 31 December

(in millions of euros)	2009	2008	2007
Share capital31
Balance at 1 January	1,852	1,085	1,085
Conversion of preference shares to ordinary shares	-	767	-
Balance at 31 December	1,852	1,852	1,085

Share premium
Balance at 1 January	5,343	5,332	5,245
Share-based payments	-	10	145
Conversion of preference shares to ordinary shares	-	1	-
Dividends paid in shares	-	-	(58)
Share premium increase 31	6,600	-	-
Balance at 31 December	11,943	5,343	5,332

Treasury shares31
Balance at 1 January	-	(2,640)	(1,829)
Share buy back	-	-	(1,847)
Utilised for dividends paid in shares	-	-	412
Utilised for exercise of options and performance share plans	-	-	624
Sale of treasury shares	-	3,708	-
Gain on sale of treasury shares	-	(1,068)	-
Balance at 31 December	-	-	(2,640)

Other reserves including retained earnings
Balance at 1 January	11,096	25,650	18,599
Profit/(loss) attributable to shareholders of the parent company	(4,399)	3,580	9,848
Dividends paid to shareholders of the parent company	-	(19,213)	(1,540)
Dividends paid in shares to shareholders of the parent company	-	-	(586)
Gain on sale of treasury shares	-	1,068	-
Settlement of share option and awards in cash 44	-	-	(743)
Other changes	-	11	72
Balance at 31 December	6,697	11,096	25,650

Net gains/(losses) not recognised in the income statement

Currency translation account
Balance at 1 January	517	597	408
Other comprehensive gain/(loss) for the period 12	(218)	(80)	189
Balance at 31 December	299	517	597

Net unrealised gains/(losses) on available-for-sale assets
Balance at 1 January	(865)	(543)	364
Other comprehensive gain/(loss) for the period 12	25	(322)	(907)
Balance at 31 December	(840)	(865)	(543)

Cash flow hedging reserve
Balance at 1 January	(866)	94	(275)
Other comprehensive gain/(loss) for the period 12	(205)	(960)	369
Balance at 31 December	(1,071)	(866)	94

Equity attributable to shareholders of the parent company at 31 December	18,880	17,077	29,575

Non-controlling interest
Balance at 1 January	46	1,134	2,298
Other comprehensive gain/(loss) for the period	5	(92)	(11)
Repayment to non-controlling interests	(15)	(996)	(1,153)
Equity attributable to non-controlling interests at 31 December	36	46	1,134

Total equity at 31 December	18,916	17,123	30,709

Numbers stated against items refer to the notes. The notes to the consolidated financial statements are an integral part of these statements.

Consolidated statement of cash flows for the year ended 31 December

(in millions of euros)	2009	2008	2007 (1)
Operating activities
Profit/(loss) for the period	(4,400)	3,595	9,975

Adjustments for
Depreciation, amortisation and impairment	982	1,152	1,271
Loan impairment losses	2,803	4,332	2,794
Share of result in equity accounted investments	(25)	(171)	(278)

Movements in operating assets and liabilities
Movement in operating assets 35	224,174	199,957	(133,448)
Movement in operating liabilities 35	(178,308)	(246,314)	114,722

Other adjustments
Dividends received from equity accounted investments	33	34	81

Net cash flows from operating activities	45,259	(37,415)	(4,883)

Investing activities
Acquisition of financial investments	(85,270)	(245,561)	(201,808)
Sales and redemption of investments	77,354	263,840	197,850
Acquisition of property and equipment	(323)	(436)	(888)
Sales of property and equipment	109	94	674
Acquisition of intangibles (excluding goodwill)	(167)	(284)	(549)
Disposal of intangibles (excluding goodwill)	7	5	24
Acquisition of subsidiaries and equity accounted investments	(13)	(45)	(501)
Disposal of subsidiaries and equity accounted investments	41	23,907	15,736
Net cash flows from investing activities	(8,262)	41,520	10,538

Financing activities
Issuance of subordinated liabilities	2,619	508	1,523
Repayment of subordinated liabilities	(1,566)	(918)	(1,225)
Issuance of other long-term funding	9,797	37,952	39,635
Repayment of other long-term funding	(19,816)	(56,323)	(33,284)
Sale of treasury shares	-	3,708	-
Share buy back	-	-	(1,847)
Utilised for exercise of options and performance share plans	-	-	624
Increase in share premium	6,600
Other	6	7	(1,723)
Dividends paid	-	(19,213)	(1,540)
Net cash flows from financing activities	(2,360)	(34,279)	2,163

Currency translation differences on cash and cash equivalents	(414)	3,975	62

Movement in cash and cash equivalents	34,223	(26,199)	7,880
Cash and cash equivalents at 1 January	(13,447)	12,752	4,872
Cash and cash equivalents at 31 December 35	20,776	(13,447)	12,752

Numbers stated against items refer to the notes. The notes to the consolidated financial statements are an integral part of these statements.

(1) The comparative amounts for 2007 have been restated to conform to the 2009 and 2008 presentation of cash flows.

Notes to the consolidated financial statements
(unless otherwise stated, all amounts are in millions of euros)

1           Segment reporting

Segment information is presented in respect of ABN AMRO’s business.

From 1 January 2010, ABN AMRO comprises four reportable segments, namely Global Banking & Markets (‘GBM’), Global Transactional Services (‘GTS’) and Central Items, together the ‘Core’ segments, and the Non-Core segment. This segmentation reflects the focus of and the governance created by the Managing Board on the RBS acquired businesses.

The Group presented segmental disclosures to reflect the above changes in its interim results for the period 30 June 2010, which was submitted and filed with the US Securities and Exchange Commission on Form 6-K dated 30 September 2010.

In 2009, the Group disclosed three reportable segments, namely the “RBS acquired”, “Dutch State acquired” and “Central Items” segments. The change from three reportable segments to four reportable segments reflects the focus of the Managing Board on the remaining RBS acquired businesses following the successful demerger of the majority of the Dutch State acquired businesses to the new ABN AMRO Bank on 1 April 2010, the Dutch State acquired businesses are classified as discontinued operations and no longer represent a separate segment. Comparative segment figures have been restated to reflect the current organisation structure.

The GBM segment represents the business providing an extensive range of debt and equity financing, risk management and investment services as a leading banking partner to major corporations and financial institutions around the world. The GBM business within ABN AMRO offers four principal products: Global Lending, Equities, Short Term Markets & Funding and Local Markets.

GTS provides global transaction services, offering Global Trade Finance, Transaction Banking and International Cash Management.

The Central Items segment includes group and corporate functions, such as treasury, capital management and finance, risk management, legal, communications and human resources. Central Items manages ABN AMRO capital resources, statutory and regulatory obligations and provides services to the branch network.

The Non-Core segment contains a range of businesses and asset portfolios managed separately that ABN AMRO intends to run off or dispose of, in line with RBS Group strategy for Non-Core assets. It also includes the remaining assets and liabilities in ABN AMRO Bank N.V. that have not yet been sold, wound down or alternatively transferred by the consortium members, the so-called ‘Shared Assets’, in which each of the consortium shareholders has a joint and indirect interest.

Measurement of segment assets, liabilities, income and results is based on ABN AMRO’s accounting policies. Segment assets, liabilities, income and results include items directly attributable to a segment.

Operating segment information for the year ended 31 December 2009 (2)

	GBM	GTS	Central Items	Non-Core	Reconciling items (1)	Total
Net interest income – external	646	295	(404)	1,132	-	1,669
Net interest income - other segments	64	59	257	(380)	-	-
Net fee and commission income - external	401	339	-	283	-	1,023
Net fee and commission income-other segments	4	(21)	(122)	139	-	-
Net trading income	1,942	9	300	(799)	-	1,452
Result from financial transactions	(467)	1	43	(2,088)	-	(2,511)
Share of result in equity accounted investments	5	-	-	(63)	-	(58)
Other operating income	(17)	(9)	(98)	(83)	-	(207)
Income of consolidated private equity holdings	-	-	-	-	27	27
Total operating income	2,578	673	(24)	(1,859)	27	1,395
Total operating expenses	2,282	650	361	1,304	24	4,621
Loan impairment and credit risk provisions	257	27	-	1,337	-	1,621
Total expenses	2,539	677	361	2,641	24	6,242

Operating profit/(loss) before tax	39	(4)	(385)	(4,500)	3	(4,847)

Other information at 31 December 2009
Total assets	179,692	9,072	51,199	43,672	185,710	469,345
Of which equity accounted investments	54	-	-	439	363	856
Total liabilities	172,643	8,627	50,860	36,864	181,435	450,429
Capital expenditure	86	42	-	83	337	548
Depreciation and amortisation	226	92	34	292	1	645
Impairment of available-for-sale securities	2	-	-	1	-	3

(1) Segments are stated as they are reviewed by management and therefore exclude the effect of the consolidation of Private Equity businesses which is shown as a reconciling item.  Assets and liabilities relating to discontinued operations are included as a reconciling item. Inter-segment balances are shown as external balances in the segments and eliminated as a reconciling item.
(2) Changes have been made to ABN AMRO’s operating segments in 2010.  Data from 2009, 2008 and 2007 have been restated accordingly.

Operating segment information for the year ended 31 December 2008 (2)

	GBM	GTS	Central Items	Non-Core	Reconciling items (1)	Total
Net interest income - external	1,164	381	(867)	1,927	(45)	2,560
Net interest income - other segments	112	75	826	(1,013)	-	-
Net fee and commission income - external	454	399	274	180	-	1,307
Net fee and commission income - other segments	(57)	(24)	(40)	121	-	-
Net trading income	(1,551)	15	(534)	(7,444)	-	(9,514)
Result from financial transactions	(273)	2	1,166	(2,724)	(36)	(1,865)
Share of result in equity accounted investments	11	-	-	64	-	75
Other operating income	86	(7)	(27)	12	-	64
Income of consolidated private equity holdings	-	-	-	-	1,726	1,726
Total operating income	(54)	841	798	(8,877)	1,645	(5,647)
Total operating expenses	3,684	663	265	1,596	1,635	7,843
Loan impairment and credit risk provisions	497	31	(3)	2,086	-	2,611
Total expenses	4,181	694	262	3,682	1,635	10,454

Operating profit/(loss) before tax	(4,235)	147	536	(12,559)	10	(16,101)

Other information at 31 December 2008
Total assets	356,799	10,732	48,860	71,294	179,132	666,817
Of which equity accounted investments	117	-	-	469	210	796
Total liabilities	356,810	10,733	48,824	62,394	170,933	649,694
Capital expenditure	30	2	-	271	273	576
Depreciation and amortisation	259	59	102	291	-	711
Impairment of available-for-sale securities	59	-	-	274	-	333

(1) Segments are stated as they are reviewed by management and therefore exclude the effect of the consolidation of Private Equity businesses which is shown as a reconciling item. Assets and liabilities relating to discontinued operations are included as a reconciling item. Inter-segment balances are shown as external balances in the segments and eliminated as a reconciling item.
(2) Changes have been made to ABN AMRO’s operating segments in 2010.  Data from 2009, 2008 and 2007 have been restated accordingly.

Operating segment information for the year ended 31 December 2007 (2)

	GBM	GTS	Central Items	Non-Core	Reconciling items (1)	Total
Net interest income – external	800	384	(365)	556	(220)	1,155
Net interest income - other segments	77	76	476	(629)	-	-
Net fee and commission income - external	1,413	349	229	320	-	2,311
Net fee and commission income-other segments	(176)	(21)	(221)	418	-	-
Net trading income	1,349	5	46	(439)	3	964
Result from financial transactions	123	(1)	-	929	46	1,097
Share of result in equity accounted investments	41	-	-	127	1	169
Other operating income	151	(31)	(28)	812	-	904
Income of consolidated private equity holdings	-	-	-	-	3,836	3,836
Total operating income	3,778	761	137	2,094	3,666	10,436
Total operating expenses	4,223	568	401	2,349	3,634	11,175
Loan impairment and credit risk provisions	28	1	-	310	-	339
Total expenses	4,251	569	401	2,659	3,634	11,514

Operating profit/(loss) before tax	(473)	192	(264)	(565)	32	(1,078)

Other information at 31 December 2007
Total assets	512,438	15,414	70,174	203,697	223,490	1,025,213
Of which equity accounted investments	191	-	-	426	254	871
Total liabilities	498,556	14,996	68,273	215,152	197,527	994,504
Capital expenditure	42	2	-	684	373	1,101
Depreciation and amortisation	156	21	15	378	-	570
Impairment of available-for-sale securities	-	-	-	-	-	-

(1) Segments are stated as they are reviewed by management and therefore exclude the effect of the consolidation of Private Equity businesses which is shown as a reconciling item. Assets and liabilities relating to discontinued operations are included as a reconciling item. Inter-segment balances are shown as external balances in the segments and eliminated as a reconciling item.
(2) Changes have been made to ABN AMRO’s operating segments in 2010.  Data from 2009, 2008 and 2007 have been restated accordingly.

Geographical information
The geographical analysis presented below is based on the location of the ABN AMRO entity in which the transactions are recorded.

	The Netherlands	Europe	North America	Latin America	Asia /Pacific	Total
2009
Net interest income	17	582	227	55	788	1,669
Net commission income	(181)	747	108	12	337	1,023
Other income	(104)	(1,433)	111	33	96	(1,297)
Operating income(1)	(268)	(104)	446	100	1,221	1,395

Total assets	276,171	148,215	8,875	1,229	34,855	469,345
Capital expenditure	442	57	6	1	42	548

2008
Net interest income	759	573	247	80	901	2,560
Net commission income	106	511	185	9	496	1,307
Other income	(745)	(9,193)	(85)	44	465	(9,514)
Operating income(1)	120	(8,109)	347	133	1,862	(5,647)

Total assets	280,960	305,429	19,170	1,817	59,441	666,817
Capital expenditure	418	75	25	1	57	576

2007
Net interest income	(473)	591	120	68	849	1,155
Net commission income	677	79	381	30	1,144	2,311
Other income	5,428	745	259	9	529	6,970
Operating income(1)	5,632	1,415	760	107	2,522	10,436

Total assets	309,659	510,540	80,526	46,581	77,907	1,025,213
Capital expenditure	464	180	130	239	88	1,101

(1) Amounts restated for the classification of the Dutch State acquired businesses as discontinued operations.

2           Acquisitions and disposals of subsidiaries

Acquisitions 2009

During 2009 there were no material acquisitions.

Disposals 2009

Sale of remaining Santander businesses
In April 2009 Banco ABN AMRO Paraguay S.A. was sold to Banco Regional for EUR 36 million resulting in a loss on sale of EUR 1 million.

Acquisitions 2008

During 2008 there were no acquisitions.

Disposals 2008

Sale of Asset Management
The sale of the shares in ABN AMRO Asset Management NV to Fortis Bank was completed in April. The sale price was EUR 3,699 million, resulting in a gain on sale of EUR 3,073 million.

Sale of Banca Antonveneta
The sale of Banca Antonveneta to Banca Monte dei Paschi di Siena was completed in May. The sale price was EUR 9,894 million, resulting in a gain on sale of EUR 2,357 million.

Sale of businesses to Santander
In July 2008 Banco ABN AMRO Real S.A. (‘Banco Real’), Interbanca SpA and other entities acquired by Santander were sold to Santander for EUR 15,431 million resulting in a gain on sale of EUR 10,647 million.

Acquisitions 2007

Taitung Business Bank Taiwan
In September 2007 ABN AMRO acquired 100% of the shares of Taitung Business Bank Taiwan. The total consideration received amounted to EUR 147 million, resulting in goodwill recognised of EUR 160 million.

Prime Bank Ltd (Pakistan)
In April 2007 ABN AMRO completed the acquisition resulting in a 96.2% stake in Prime Bank. The total consideration paid amounted to EUR 176 million with goodwill of EUR 139 million recognised on acquisition.

Disposals 2007

ABN AMRO North America Holding Company
In October 2007 ABN AMRO completed the sale of ABN AMRO North America Holding Company (‘LaSalle Bank’) which principally consisted of the retail and commercial banking activities of LaSalle Bank Corporation to Bank of America. ABN AMRO's North American Asset Management businesses and certain businesses within ABN AMRO's North American Global Markets and Global Clients operations did not form part of the sale. The sale price was USD 21 billion and resulted in a gain of EUR 7,163 million after tax.

ABN AMRO Capital Holdings B.V.
During the second quarter of 2007, ABN AMRO sold a majority of the shares of AAC Capital Holdings B.V., the management company of a significant portion of the private equity investments held by ABN AMRO, to the executives of the management company. Also as part of the sale, the Bank transferred all power to govern the financial and operating policies of the management company and all investment decisions related to the portion of ABN AMRO’s private equity investments included in the transaction (the Netherlands, Nordic and UK business of ABN AMRO Capital) to a management company outside of ABN AMRO resulting in the loss of control over these investments. The ownership of the underlying investments and therefore the economic interest in the investments was not changed. The loss of control over the management company resulted in the managed investments no longer being consolidated in the financial statements. As of the date of the transaction the investments are recognised and carried at fair value with changes through income. This transaction resulted in a gain of EUR 108 million reported in results from financial transactions.

ABN AMRO Mellon Global Securities Services
In December 2007, ABN AMRO sold its 50% share in the joint venture ABN AMRO Mellon Global Securities B.V. (ABN AMRO Mellon) to Mellon Bank N.A., Pittsburgh. The sale price amounted to EUR 387 million and resulted in a net gain of EUR 139 million.

Private Banking operations in Miami and Montevideo
In April 2007, the Private Clients business disposed of its operations in Miami and Montevideo to Banco Itau. The profit recognised on the sale included in other operating income, amounted to EUR 72 million after tax.

ABN AMRO Mortgage Group, Inc.
In February 2007 ABN AMRO closed the sale of ABN AMRO Mortgage Group, Inc., its US-based residential mortgage broker origination platform and servicing business, which includes ABN AMRO Mortgage Group, InterFirst and Mortgage.com, to Citigroup. Citigroup purchased approximately EUR 7.8 billion of net assets. The profit of the sale amounted to EUR 93 million after tax.

Interbank (NL) and DMC Groep
In November 2007 ABN AMRO closed the sale of Interbank N.V. and DMC Groep N.V. to SOFINCO for an amount of EUR 98 million. The gain on the sale amounted to EUR 56 million after tax.

3           Net interest income

	Restated 2009	Restated 2008	Restated 2007
Interest income from:
Cash and balances at central banks	108	304	273
Financial investments available-for-sale	1,862	3,535	3,761
Financial investments held-to-maturity	-	105	121
Loans and receivables-banks	394	1,182	1,401
Loans and receivables-customers	3,280	8,139	9,409
Subtotal	5,644	13,265	14,965

Interest expense from:
Due to banks	1,431	4,236	5,086
Due to customers	1,391	3,432	5,243
Issued debt securities	1,098	3,866	5,634
Subordinated liabilities	310	511	758
Funding of the trading business	(255)	(1,340)	(2,911)
Subtotal	3,975	10,705	13,810
Total	1,669	2,560	1,155

The interest income recognised on impaired financial assets is EUR 104 million (2008: EUR 30 million).

4           Net fee and commission income

	Restated 2009	Restated 2008	Restated 2007
Fee and commission income
Securities brokerage fees	430	479	875
Payment and transaction services fees	353	426	375
Asset management and trust fees	23	66	86
Fees generated on financing arrangements	127	128	275
Advisory fees	211	316	564
Other fees and commissions	298	293	415
Subtotal	1,442	1,708	2,590

Fee and commission expense
Securities brokerage expense	46	84	61
Other fee and commission expense	373	317	218
Subtotal	419	401	279
Total	1,023	1,307	2,311

5           Net trading income

	Restated 2009	Restated 2008	Restated 2007
Interest instruments and credit trading	65	(9,321)	(1,570)
Foreign exchange trading	744	801	1,050
Equity and commodity trading	651	(1,017)	1,438
Other	(8)	23	46
Total	1,452	(9,514)	964

6           Results from financial transactions

	Restated 2009	Restated 2008	Restated 2007
Net result on the sale of available-for-sale debt securities	(103)	(1,549)	151
Net result on the sale of loans and advances	(610)	(428)	(23)
Impairment of available-for-sale debt securities	(3)	(309)	0
Net result on available-for-sale equity investments	14	(75)	28
Net results on fair value changes in own credit risk and repurchase of own debt	174	482	251
Dividends on available-for-sale equity investments	11	51	8
Net result on other equity investments	(153)	(1,186)	668
Net result on risk mitigants	(1,754)	1,330	93
Other	(87)	(181)	(79)
Total	(2,511)	(1,865)	1,097

The net result on risk mitigants is related to swaps that are entered into to economically and on a portfolio basis hedge credit risks on loans and advances. It also includes the realised result on the settlement of purchased guarantees.

7           Other operating income

	Restated 2009	Restated 2008	Restated 2007
Insurance activities	(8)	-	(35)
Leasing activities	(8)	7	13
Disposal of operating activities and equity accounted investments	(208)	(18)	812
Other	17	75	114
Total	(207)	64	904

In 2009 results from disposal of operating activities included losses on sales in progress in relation to the RBS acquired businesses in Asia and South America. The results from the disposal of operating activities and equity accounted investments for 2007 includes a gain on the sale of the Capitalia shares, of EUR 624 million, which were settled in Unicredit shares and the gain on sale of ABN AMRO Mellon of EUR 139 million.

Income from insurance activities can be analysed as follows:

	Restated 2009	Restated 2008	Restated 2007
Premium income	-	(1)	-
Investment income	3	11	1
Settlement and claims	(11)	(10)	(36)
Total	(8)	-	(35)

8           Personnel expenses

	Restated 2009	Restated 2008	Restated 2007
Salaries (including bonuses and allowances)	1,212	1,955	3,212
Social security expenses	231	295	432
Pension and post-retirement healthcare costs	342	265	309
Share-based payment expenses	-	(17)	249
Temporary staff costs	102	117	120
Termination and restructuring related costs	97	432	91
Other employee costs	124	230	207
Total	2,108	3,277	4,620

Average number of employees (fte) excluding discontinued operations:
Banking activities Netherlands	2,270	3,380	4,279
Banking activities foreign countries	28,577	31,398	28,910
Consolidated private equity holdings	247	11,769	19,621
Total	31,094	46,547	52,810

9           General and administrative expenses

	Restated 2009	Restated 2008	Restated 2007
Professional fees	635	826	887
Information, communication and technology expenses	442	587	776
Property costs	241	268	251
Expenses of consolidated private equity holdings	6	136	332
Other general and administrative expenses	532	760	997
Total	1,856	2,577	3,243

Following is a summary of the fees to our independent auditors for the years ended 31 December 2009, 2008 and 2007.

	2009	2008	2007
Audit fees	24.0	30.0	45.2
Audit-related fees	1.6	1.2	13.2
Tax fees	0.8	0.6	2.5
All other fees	3.0	0.7	0.6
Total fees	29.4	32.5	61.5

ABN AMRO Holding N.V. changed auditors in 2008. The audit fee for 2007 included costs relating to the audit of activities which were discontinued in 2008. Deloitte Accountants B.V. provided audit services to the amount of EUR 12.2 million in 2009. The remaining amounts relate to services provided by other Deloitte Member Firms.

Audit related fees consist mainly of accounting consultation and audits in connection with acquisitions and disposals of businesses, review of internal controls and advice on accounting control policies and procedures, attestation services not required by statute or regulation and consultation concerning financial accounting and reporting standards. Tax fees consist of tax compliance, tax advice and tax planning services and assistance and advice related to tax audits and appeals. Other fees are related to risk management and corporate finance advisory services, and other services. In line with the pre-approval policy, the Audit Committee has pre-approved all audit and non-audit fees.

10           Depreciation and amortisation

	Restated 2009	Restated 2008	Restated 2007
Property depreciation	31	37	50
Equipment depreciation	78	126	211
Software amortisation	128	201	231
Amortisation of other intangible assets (note 21)	4	11	23
Impairment losses on goodwill	227	163	11
Impairment losses on property and equipment (note 20)	24	16	38
Impairment losses on software (note 21)	153	157	4
Total	645	711	568

Impairment losses on goodwill includes EUR 30 million (2008: EUR 72 million) impairment losses on Private Equity and EUR 196 million (2008: EUR 91 million) impairment losses on other consolidated companies all relating to businesses held for sale (see note 21).

11           Tax

Recognised in the income statement

	Restated 2009	Restated 2008	Restated 2007
Current tax expense
Current year	123	563	568
Under/(over) provided in prior years	5	29	122
Share of result in discontinued operations	(12)	120	713
Subtotal	116	712	1,403
Deferred tax (benefit)/expense
Origination and reversal of timing differences	(595)	(3,062)	(603)
Share of result in discontinued operations	62	38	(319)
Reduction in tax rate	2	46	47
Subtotal	(531)	(2,978)	(875)
Total	(415)	(2,266)	528

Continuing operations	(465)	(2,736)	(852)
Discontinued operations	50	470	1,324
Taxation on disposal	0	-	56
Total	(415)	(2,266)	528
Reconciliation of the total tax charge

Total tax charge continuing operations
The effective tax rate on ABN AMRO’s result before tax differs from the theoretical amount that would arise using the statutory tax rate of the Netherlands of 25.5% (2008: 25.5%, 2007: 25.5%). This difference can be explained as follows:

	Restated 2009	Restated 2008	Restated 2007
Dutch tax rate	25.5%	25.5%	25.5%
Current tax charge/(credit) at statutory rate on ordinary activities	(1,236)	(4,106)	(275)

Foreign profit at other rates	(43)	232	(35)
Total tax exempt income effect	43	(23)	(322)
Tax related to adjustments to prior years’ tax calculations	5	29	122
Effect of deferred tax assets not recognised	737	1,398	19
Effect of changes in tax legislation and tax rates	6	55	68
Amount of benefit from a previously unrecognised tax loss, tax credit or temporary difference of a prior period used to reduce current tax expense	(7)	(32)	(98)
Amount of benefit from a previously unrecognised tax loss, tax credit or temporary difference of a prior period used to reduce deferred tax expense	(56)	2	(66)
Other differences	86	(291)	(265)
Total	(465)	(2,736)	(852)

The effective tax rate for the year was 9.5% (2008: 16.9%, 2007: 79.1%).

The effect of deferred tax assets not recognised mainly relates to unrecognised tax losses available for carry-forward (refer to note 28).

12           Other comprehensive income

	2009	2008	2007
Other comprehensive income/(loss):
Currency translation account
(Losses) arising during the period	(194)	907	(276)
Less: Reclassification adjustments for (gains)/losses included in profit or loss	(102)	(1,151)	259
Subtotal	(296)	(244)	(17)
Available-for-sale financial assets
(Losses) arising during the period	75	(2,282)	(523)
Less: Reclassification adjustments for (gains)/losses included in profit or loss	(55)	1,853	(686)
Subtotal	20	(429)	(1,209)
Cash flow hedging reserve
(Losses)/gains arising during the period	(253)	(1,207)	420
Less: Reclassification adjustments for (gains)/losses included in profit or loss	(1)	(11)	72
Subtotal	(254)	(1,218)	492

Other comprehensive loss	(530)	(1,891)	(734)
Income tax relating to components of other comprehensive expense	138	422	247
Other comprehensive loss for the period, net of tax	(392)	(1,469)	(487)

Available-for-sale financial assets includes other comprehensive income of EUR 3 million (net of tax) from available-for-sale financial assets which have been classified as held for sale (2008: nil, 2007: (25) million).

Tax effects of each component of other comprehensive income

	2009			2008			2007
	Before tax amount	Tax	Net of tax amount	Before tax amount	Tax	Net of tax amount	Before tax amount	Tax	Net of tax amount
Currency translation account	(296)	84	(212)	(244)	57	(187)	(17)	68	51
Available-for-sale financial assets	20	5	25	(429)	107	(322)	(1,209)	302	(907)
Cash flow hedging reserve	(254)	49	(205)	(1,218)	258	(960)	492	(123)	369
Other comprehensive loss	(530)	138	(392)	(1,891)	422	(1,469)	(734)	247	(487)

The currency translation account includes other comprehensive income / (loss) attributable to non-controlling interests of EUR 6 million (2008: EUR (107) million; 2007: EUR (138) million).

13           Cash and balances at central banks

	2009	2008
Cash on hand	724	670
Balances at central bank	27,658	5,184
Total	28,382	5,854

The deposit balances with the central banks in which the bank has a presence includes EUR 4,791 million (2008: EUR 3,414 million) of mandatory reserve deposits. These are therefore not available for use in ABN AMRO's day-to-day operations.

14           Financial assets and liabilities held for trading

	2009	2008
Financial assets held for trading
Dutch State	71	203
US Treasury and US Government	19	29
Other OECD governments	2,337	2,392
Non-OECD governments	569	1,598
Mortgage and other asset backed securities	3,079	9,170
Financial institutions	1,788	3,966
Non financial institutions	1,920	2,382
Other securities	1,695	1,587
Subtotal interest earning financial assets	11,478	21,327
Equity instruments	12,346	12,430
Derivative financial instruments	54,234	178,896
Total assets held for trading	78,058	212,653

Financial liabilities held for trading
Short positions in financial assets	4,536	5,413
Derivative financial instruments	58,151	186,674
Total liabilities held for trading	62,687	192,087

ABN AMRO has executed master netting agreements with the majority of its derivative counterparties resulting in a significant reduction in its net exposure to derivative assets.

Mortgage and other asset backed securities comprise mainly of prime RMBS (EUR 3.1 billion).

The decrease in derivative balances and in mortgage and other asset backed securities is largely explained by transfers of various business activities to the RBS Group. For further information refer to note 46.

Trading portfolio derivative financial instruments

		2009			2008
		Notional amounts	Fair values		Notional amounts	Fair values
			Assets	Liabilities		Assets	Liabilities
Interest rate derivatives
OTC	Swaps	934,908	17,769	19,804	2,643,789	70,922	68,508
	Forwards	4,195	-	-	643,275	930	1,208
	Options (purchased)	40,219	9,071	1	165,738	12,890	-
	Options (sold)	35,229	-	8,709	146,059	-	18,365
Exchange	Futures	3,257	2	-	9,292	321	199
	Options (purchased)	-	-	-	-	-	-
	Options (sold)	-	-	-	-	-	-
	Subtotal	1,017,808	26,842	28,514	3,608,153	85,063	88,280

Currency derivatives
OTC	Swaps	63,446	2,389	2,535	439,902	20,122	17,986
	Forwards	385,224	11,853	10,230	442,946	14,567	17,123
	Options (purchased)	14,277	995	-	61,709	8,360	-
	Options (sold)	14,257	-	1,015	72,733	-	8,951
Exchange	Futures	-	-	-	-	-	-
	Options (sold/purchased)	68	-	-	317	55	48
	Subtotal	477,272	15,237	13,780	1,017,607	43,104	44,108

Credit derivatives
OTC	Swaps	311,501	4,937	6,901	509,322	41,246	42,585

Other
OTC	Equity, commodity and other	11,901	1,954	872	16,172	2,889	2,094
	Equity options (purchased)	20,342	4,583	-	21,359	5,702	-
	Equity options (sold)	19,770	-	6,383	21,237	-	7,774
Exchange	Equity, commodity and other	17,022	219	965	14,509	537	1,379
	Equity options (purchased)	37,173	462	-	25,638	355	-
	Equity options (sold)	40,176	-	736	26,538	-	454
	Subtotal	146,384	7,218	8,956	125,453	9,483	11,701
Total		1,952,965	54,234	58,151	5,260,535	178,896	186,674

15           Financial investments

	2009	2008
Interest-earning securities: available-for-sale
Dutch State	6,800	3,866
US Treasury and US Government	4,325	5,204
Other OECD governments	31,416	23,552
Non-OECD governments	2,365	4,152
Mortgage and other asset backed securities	21,258	22,572
Financial institutions	5,192	3,942
Non financial institutions	1,726	2,058
Other interest-earning securities	444	218
Subtotal	73,526	65,564

Equity instruments
Available-for-sale	805	837
Designated at fair value through income	566	660
Subtotal	1,371	1,497
Total	74,897	67,061

The mortgage and other asset backed securities of EUR 21.3 billion (2008: EUR 22.6 billion) consists mainly of EUR 10.9 billion (2008: EUR 10.9 billion) European mortgage covered bonds and EUR 7.7 billion (2008: EUR 8.0 billion) RMBS of mortgages covered by the Dutch mortgage guarantee scheme. Furthermore, EUR 2.4 billion (2008: EUR 3.3 billion) European covered bonds, backed by assets other than mortgages, are included in this position. At 31 December 2009 these were primarily AAA rated. The majority of the positions are held as part of the asset and liability management activities of the bank.

16           Loans and receivables – banks

This item is comprised of amounts due from or deposited with banking institutions.

	2009	2008
Current accounts	3,817	4,254
Time deposits placed	12,488	11,012
Professional securities transactions	8,615	39,453
Loans	14,814	20,893
Subtotal	39,734	75,612
Allowances for impairment (see note 18)	(75)	(46)
Total	39,659	75,566

17           Loans and receivables – customers

This item is comprised of amounts receivable from non-bank customers.

	2009	2008
Public sector	2,722	8,786
Commercial	103,418	138,484
Consumer	107,341	109,298
Professional securities transactions	10,136	13,193
Multi-seller conduits	265	5,264
Subtotal	223,882	275,025
Allowances for impairment (see note 18)	(5,636)	(4,518)
Total	218,246	270,507

During 2009 ABN AMRO’s remaining multi-seller conduits and the related issuance and sponsorship role were transferred to the RBS Group.

18           Loan impairment charges and allowances

Loan provisioning-commercial loans
ABN AMRO reviews the status of credit facilities issued to commercial clients at least every 12 months. The frequency of review increases to semi-annual or monthly when the creditworthiness of the obligor is below certain internal (rating) thresholds.  Additionally, credit officers continually monitor the quality of the credit, the client and the adherence to contractual conditions. Should the quality of a loan or the borrower’s financial position deteriorate to the extent that doubts arise over the borrower’s ability to meet its contractual obligations, management of the relationship is transferred to a specialised department responsible to restructure and/or recover the loans and other financial obligations the client may have to ABN AMRO.

After making an assessment, this specialised department determines the amount, if any, of the specific allowances that should be made, taking into account the value of collateral. Specific allowances are partly or fully released when the debt is repaid or expected future cash flows improve due to positive changes in economic or financial circumstances.

Loan provisioning-consumer loan products
The bank offers a wide range of consumer loan products and programs such as personal loans, home mortgages, credit cards and home improvement loans. Provisioning for these products is carried out on a portfolio basis with a provision for each product being determined by the portfolio’s size and loss experience.

Our consumer loan portfolio policy states that, in general, when interest or principal on a consumer loan is 90 days past due (180 days past due, if mortgages), such loans are classified as non-performing and as a result the loans are considered impaired.

Allowances against a given portfolio may be released where there is improvement in the quality of the portfolio. For consumer loans, the write-off rules are determined on days past due and vary by type of product and legal jurisdiction.

Allowance for incurred but not identified losses
In addition to impairment allowances calculated on a specific or portfolio basis, ABN AMRO also maintains an allowance to cover undetected impairments existing within loans due to delays in obtaining information that would indicate that losses exist at the balance sheet date. This process includes an estimate by management to reflect current market conditions. This estimate takes into account loan impairment levels forecasted by business owners, expected loss trends and market views on the expected future direction of the economies in which ABN AMRO operates.

Allowances

	Restated
	Banks	Commercial	Consumer	Total
2009
Balance at 1 January	46	3,654	863	4,563
Reclassification related to businesses held for sale/discontinued operations	-	891	148	1,039
Subtotal	46	4,545	1,011	5,602

New impairment allowances	30	1,334	470	1,834
Reversal of impairment allowances no longer required	-	(209)	(1)	(210)
Recoveries of amounts previously written off	-	2	(5)	(3)
Total loan impairment and other credit risk provisions(1)	30	1,127	464	1,621

Interest income from unwinding of discounting	-	(43)	-	(43)
Currency translation differences	(1)	35	20	54
Amounts written off (net)	-	(799)	(466)	(1,265)
Effect of (de)- consolidating entities	-	-	(83)	(83)
Reclassified to held for sale	-	(18)	(255)	(273)
Reserve for unearned interest accrued on impaired loans	-	95	3	98
Balance at 31 December	75	4,942	694	5,711
(1) Amounts restated for the classification of the Dutch State acquired businesses as discontinued operations.

The new impairment allowances recorded in 2009 of EUR 1,334 million include EUR 548 million in relation to the exposure to LyondellBasell Industries.

	Restated
	Banks	Commercial	Consumer	Total
2008
Balance at 1 January	2	1,774	1,227	3,003
Reclassification related to businesses held for sale/discontinued operations	-	212	(498)	(286)
Subtotal	2	1,986	727	2,717

New impairment allowances	46	2,264	363	2,673
Reversal of impairment allowances no longer required	-	(19)	(8)	(27)
Recoveries of amounts previously written off	-	(30)	(5)	(35)
Total loan impairment and other credit risk provisions(1)	46	2,215	350	2,611

Interest income from unwinding of discounting	-	(24)	-	(24)
Currency translation differences	-	4	9	13
Amounts written off (net)	(2)	(605)	(207)	(814)
Effect of (de)consolidating entities	-	12	(19)	(7)
Reserve for unearned interest accrued on impaired loans	-	66	1	67
Balance at 31 December	46	3,654	863	4,563
(1) Amounts restated for the classification of the Dutch State acquired businesses as discontinued operations.

The impairment allowances recorded in 2008 of EUR 2,264 million include EUR 1,154 million in relation to the exposure to LyondellBasell Industries.

The reconciliation of the allowance for impairment losses for loans and receivables:

Impairment

	Banks	Commercial	Consumer				Total
			Mortgages	Personal loans	Credit cards	Other consumer
2009
Individual impairment	75	4,243	3	25	21	73	4,440
Collective impairment	-	699	145	1	-	426	1,271
Balance at 31 December	75	4,942	148	26	21	499	5,711

Carrying amount of loans, determined to be impaired, before deducting any assessed impairment allowance	118	6,834	473	192	25	447	8,089

	Banks	Commercial	Consumer				Total
			Mortgages	Personal loans	Credit cards	Other consumer
2008
Individual impairment	46	3,026	3	22	27	39	3,163
Collective impairment	-	628	105	132	27	508	1,400
Balance at 31 December	46	3,654	108	154	54	547	4,563

Carrying amount of loans, determined to be impaired, before deducting any assessed impairment allowance	48	4,772	468	321	53	359	6,021

Collective impairment of personal loans and credit cards has significantly decreased due to the reclassification of the related held for sale portfolios of consumer businesses in Asia.

19           Equity accounted investments

	2009	2008
Banking institutions	719	658
Other investments	137	138
Total	856	796

The balance in 2009 and 2008 changed as follows:

	Restated 2009	Restated 2008
Balance at 1 January	796	871
Reclassification related to businesses held for sale/discontinued operations	-	(51)
Subtotal	796	820
Movements:
Purchases	12	3
Sales/reclassifications	(44)	(19)
Share of results in equity accounted investments	(58)	75
Share of results in discontinued operations	83	31
Dividends received from equity accounted investments	(33)	(33)
Recognised directly in equity	107	(82)
Currency translation differences	(7)	1
Balance at 31 December	856	796

The principal equity accounted investments of ABN AMRO on an aggregated basis (not adjusted for ABN AMRO’s proportionate interest) have the following balance sheet and income statement totals:

	Restated 2009	Restated 2008
Total assets	18,423	19,035
Total liabilities	16,073	15,761
Operating income	508	464
Operating results after tax	(22)	229

Included in equity accounted investments is ABN AMRO’s 40% holding in Saudi Hollandi Bank which is an entity with quoted shares. The fair value of the holding based on the share price as at the year end amounts to EUR 734 million (2008: EUR 808 million).

The majority of ABN AMRO’s equity accounted investments are regulated entities and therefore their ability to transfer funds to ABN AMRO is subject to regulatory approvals.

20           Property and equipment

The book value of property and equipment in 2009 and 2008 changed as follows:

	Restated
	Property
	Used in operations	Other	Equipment	Total
Balance at 1 January 2009	1,377	17	641	2,035
Reclassification related to businesses held for sale/discontinued operations	16	73	41	130
	1,393	90	682	2,165
Movements:
Divestment of businesses	(31)	-	(26)	(57)
Additions	73	3	250	326
Disposals	(18)	(5)	(91)	(114)
Impairment losses(1)	(1)	-	(23)	(24)
Depreciation(1)	(31)	113	(191)	(109)
Share of results in discontinued operations(1)	(77)	(114)	(32)	(223)
Currency translation differences	-	-	1	1
Other	2	(5)	(1)	(4)
Balance at 31 December 2009	1,310	82	569	1,961

Representing:
Cost	2,447	88	2,348	4,883
Cumulative impairment	(32)	-	(10)	(42)
Cumulative depreciation	(1,105)	(6)	(1,769)	(2,880)
(1) Amounts restated for the classification of the Dutch State acquired businesses as discontinued operations.

	Restated
	Property
	Used in operations	Other	Equipment	Total
Balance at 1 January 2008	1,802	68	877	2,747
Reclassification related to businesses held for sale/discontinued operations	(304)	(40)	(168)	(512)
	1,498	28	709	2,235
Movements:
Acquired in business combinations	4	-	36	40
Divestment of businesses	(6)	-	-	(6)
Additions	74	6	252	332
Disposals	(13)	(22)	(74)	(109)
Impairment losses(1)	(15)	-	(1)	(16)
Depreciation(1)	(35)	98	(226)	(163)
Share of results in discontinued operations(1)	(80)	(100)	(48)	(228)
Currency translation differences	(16)	-	(16)	(32)
Other	(34)	7	9	(18)
Balance at 31 December 2008	1,377	17	641	2,035

Representing:
Cost	2,457	28	2,146	4,631
Cumulative impairment	(31)	-	(4)	(35)
Cumulative depreciation	(1,049)	(11)	(1,501)	(2,561)
(1) Amounts restated for the classification of the Dutch State acquired businesses as discontinued operations.

As lessor
ABN AMRO leases out various assets, included in ‘Other’, under operating leases. Non-cancellable operating lease rentals are as follows:

	2009	2008
Less than one year	21	23
Between one and five years	187	181
More than five years	80	87
Total	288	291

During the year ended 31 December 2009, EUR 66 million (2008: EUR 77 million) was recognised as rental income in the income statement and EUR 60 million (2008: EUR 61 million) in respect of directly related expenses.

21           Goodwill and other intangible assets

	2009	2008
Goodwill	238	301
Software	375	583
Other intangibles	32	40
Total	645	924

The book value of goodwill and other intangibles changed as follows:

	Restated
	Goodwill	Private Equity Goodwill	Software	Other intangibles	Total
Balance at 1 January 2009	301	-	583	40	924
Reclassification related to businesses held for sale/discontinued operations	-	161	(97)	20	84
Subtotal	301	161	486	60	1,008

Movements:
Divestment of businesses	-	-	(3)	(13)	(16)
Additions	1	-	167	-	168
Disposals	-	-	(1)	(6)	(7)
Impairment losses(1)	(196)	(30)	(153)	(1)	(380)
Amortisation (1)	-	-	(128)	(4)	(132)
Currency translation differences	1	-	7	(4)	4
Balance at 31 December 2009	107	131	375	32	645

Representing:
Cost	277	234	2,204	44	2,759
Cumulative impairment	(170)	(103)	(319)	-	(592)
Cumulative amortisation	-	-	(1,510)	(12)	(1,522)
(1) Amounts restated for the classification of the Dutch State acquired businesses as discontinued operations.

	Restated
	Goodwill	Private Equity Goodwill	Software	Other intangibles	Total
Balance at 1 January 2008	474	-	904	46	1,424
Reclassification related to businesses held for sale/discontinued operations	(69)	-	(185)	-	(254)
Subtotal	405	-	719	46	1,170

Movements:
Business combinations	6	-	-	5	11
Divestment of businesses	-	-	(11)	-	(11)
Additions	1	-	250	5	256
Disposals	-	-	(3)	(2)	(5)
Impairment losses(1)	(91)	-	(157)	-	(248)
Amortisation (1)	-	-	(201)	(11)	(212)
Currency translation differences	(20)	-	(25)	(3)	(48)
Other	-	-	11	-	11
Balance at 31 December 2008	301	-	583	40	924

Representing:
Cost	392	-	2,125	48	2,565
Cumulative impairment	(91)	-	(200)	-	(291)
Cumulative amortisation	-	-	(1,342)	(8)	(1,350)
(1) Amounts restated for the classification of the Dutch State acquired businesses as discontinued operations.

Impairment testing
Goodwill is allocated for impairment testing purposes to individual cash generating units. At 31 December 2009 goodwill is allocated across multiple cash generating units and various Private Equity investments whose recoverable amounts are assessed independently of one another.

Cash generating units and Private Equity investments with significant goodwill balances were as follows:

Segment(1)	Entity	Basis of recoverable amount	Discount rate	Impairment loss	Goodwill
					2009	2008
Dutch State acquired(2)	Private Equity investments portfolios	Value in use	15%	13	87	-
Dutch State acquired(2)	Delbrueck Bethmann Maffei AG	Fair value less costs to sell	n/a	-	63	63
Dutch State acquired(2)	ABN AMRO Belgian Branch	Fair value less costs to sell	n/a	-	20	20
Non-Core	Prime Bank	Fair value less costs to sell	n/a	34	-	34
Non-Core	Taitung Business Bank Taiwan	Fair value less costs to sell	n/a	162	-	162

(1) Changes have been made to ABN AMRO’s operating segments in 2010.  Data from 2009, 2008 and 2007 have been restated accordingly.
(2) Amounts relate to discontinued operations and are therefore not part of a continuing operating segment. However, in accordance with IFRS the Balance Sheet has not been restated to reflect discontinued operations.

For Private Equity investments, the recoverable amount is determined based on a value in use basis, calculated by using a discounted cash flow model. Key assumptions impacting the recoverable amount based on the value in use are the discount rate and exit value. The values assigned to each key assumption reflect past experience that was modified based on management’s expectation for the future and are consistent with external sources of information. The recognition of the impairment losses was mainly driven by the economic recession affecting some Private Equity investments. If the discount rate increases to 20%, the goodwill of more Private Equity entities will be impaired.

Fair value less costs to sell is based upon market conform multiples for different classes of assets under current management at Delbrueck Bethmann Maffei AG and AA Belgian Branch. For Delbrueck Bethmann Maffei AG, the recoverable amount of this cash generating unit exceeds its carrying value by EUR 9 million. Securities are the largest class of assets under management at the cash generating unit and the respective expected multiple for these assets would need to fall by 0.2 percentage point to cause its recoverable amount to fall below the carrying value. For ABN AMRO Belgian Branch the recoverable amount exceeds its carrying value by EUR 33 million. The securities would need to fall by 1.0 percentage point to cause its recoverable amount to fall below the carrying value.

Sales agreements entered into in 2009 between ABN AMRO and ANZ for the disposal of Taitung Business Bank Taiwan and ABN AMRO and MCB for the disposal of Prime Pakistan resulted in a full impairment of goodwill balances related to those cash generating units.

Impairment of software was caused mainly by the migration of various platforms to the RBS environment due to restructuring activities, as well as changes in the planned software roll-out schedule.

22           Other assets

	2009	2008
Non-trading derivative assets (see note 37)	2,312	6,222
Unit-linked investments held for policy holder accounts (see note 37)	3,714	3,898
Pension assets (see note 27)	214	71
Sundry assets and other receivables	3,619	7,536
Total	9,859	17,727

Unit-linked investments held for policy holders are designated at fair value through the profit and loss.

23           Due to banks

This item is comprised of amounts due to banking institutions, including central banks and multilateral development banks.

	2009	2008
Professional securities transactions	5,760	26,650
Current accounts	13,373	24,909
Time deposits	26,533	42,423
Other	479	638
Total	46,145	94,620

24           Due to customers

This item is comprised of amounts due to non-banking customers.

	2009	2008
Consumer current accounts	19,710	17,706
Commercial current accounts	65,131	60,531
Consumer savings accounts	65,243	64,429
Commercial deposit accounts	40,615	58,248
Professional securities transactions	4,040	6,053
Other	1,909	2,037
Total	196,648	209,004

25           Issued debt securities

	2009		2008
	Effective rate %		Effective rate %
Bonds and notes issued	2.5	73,232	5.1	75,198
Certificates of deposit and commercial paper	1.4	21,179	3.7	30,020
Cash notes, savings certificates and bank certificates	4.5	1,249	4.6	1,222
Subtotal		95,660		106,440

Commercial paper issued by multi-seller conduits	-	-	4.3	4,856
Total		95,660		111,296

Bonds and notes are issued in the capital markets with a focus on the euro market and are denominated mostly in euros and US dollars.

Issued debt securities in (currency):

	2009	2008
EUR	64,108	64,857
USD	19,242	35,955
Other	12,310	10,484
Total	95,660	111,296

The balance above includes various structured liabilities that have been designated at fair value through income of EUR 40,535 million (2008: EUR 36,856 million).

Financial liabilities designated at fair value through income
The carrying amount at 31 December 2009 of issued debt securities designated at fair value was EUR 145 million lower than the contractual amount at maturity (2008: EUR 502 million lower). The following table presents the change in fair value attributable to changes in own credit risk of issued debt securities designated at fair value through profit and loss (decrease/(increase)):

Own credit component:	2009	2008
During the year	175	352
Foreign currency translation difference	47	102
Cumulative	937	715

26           Provisions

	2009	2008
Insurance fund liabilities	3,001	2,461
Provisions for contributions to post-retirement healthcare	5	10
Provision for pension commitments (see note 27)	154	167
Other staff provision	297	374
Restructuring provision	112	186
Other provisions	1,221	946
Total	4,790	4,144

The other staff provisions relate in particular to occupational disability and other benefits, except early retirement benefits payable to non-active employees which are included in Provision for pension commitments. Other provisions include provision for claims and litigation. Insurance fund liabilities include the actuarial reserves, the premium and claims reserves of ABN AMRO’s insurance companies.

Insurance fund liabilities
Movements in insurance fund liabilities are as follows:

	Restated 2009	Restated 2008
Balance at 1 January	2,461	3,652
Premium carried from income statement	-	-
Claims paid	(204)	(295)
Interest	-	-
Acquisitions/disposals	5	(1,091)
Changes in estimates and other movements	171	(239)
Currency translation differences	-	-
Share of results in discontinued operations	568	434
Balance at 31 December	3,001	2,461

The assumptions that have the greatest effect in calculating actuarial reserves are future mortality, morbidity, persistency and levels of expenses. Mortality estimates are based on standard industry and national mortality tables, adjusted where appropriate to reflect ABN AMRO’s own experience. Other key metrics include interest (2009: 3.47%, 2008: 3.77%), unit growth (2009: 14.34%, 2008: 3.70%) and expense inflation (2009: 3.15%, 2008: 2.00%). Changes in assumptions during the year were not significant to the profit recognised. The amount and timing of claims payment is typically resolved within one year.

There are no options and guarantees relating to life insurance contracts that could in aggregate have a material effect on the amount, timing and uncertainty of the future cash flows.

ABN AMRO is exposed to insurance risk, either directly through its businesses or through using insurance to reduce other risk exposures. Insurance risk is the risk of fluctuations in the timing, frequency or severity of insured events, relative to the expectations at the time of underwriting. ABN AMRO uses base tables of standard mortality appropriate to the type of contract being written and the territory in which the insured person resides.

Had changes in the relevant risk variable that were reasonably possible at the balance sheet date occurred, there would have been no material impact on ABN AMRO’s profit or loss and equity.

Movements in provisions are as follows:

	Restated
	Other staff provisions	Restructuring	Other Provisions
Balance at 1 January 2009	374	186	946
Reclassification related to businesses held for sale/discontinued operations(1)	-	-	(42)
	374	186	904
Movements:
Additions(1)	56	116	666
Utilised	(51)	(102)	(180)
Acquisitions/disposals	(25)	(85)	(157)
Currency translation differences	-	2	6
Released (1)	(45)	(18)	(87)
Other	(12)	13	69
Balance at 31 December 2009	297	112	1,221

Balance at 1 January 2008	109	124	2,264
Reclassification related to businesses held for sale/discontinued operations	6	-	(1,547)
	115	124	717
Movements:
Additions(1)	458	179	381
Utilised	(131)	(82)	(153)
Acquisitions/disposals	5	(4)	(21)
Currency translation differences	1	(2)	(4)
Released (1)	(112)	(29)	(143)
Other	38	-	169
Balance at 31 December 2008	374	186	946
(1) Amounts restated for the classification of the Dutch State acquired businesses as discontinued operations.

Whilst the sale of the EC Remedy business is highly probable of occurring as at balance sheet date 31 December 2009, the business cannot be sold in its current form. A number of the conditions of the Share Purchase Agreement (‘SPA’) are not usual and customary for the sale of such assets and were not met at 31 December 2009. Therefore, the EC Remedy business is not presented as held for sale under IFRS 5 as at 31 December 2009.

The expected loss on the sale of EC Remedy business will be recognised by ABN AMRO Bank N.V. immediately after legal separation, when all conditions precedent under the contract are met.

The potential capital shortfall on the recognition of the loss on the sale of the EC Remedy business in ABN AMRO Bank N.V. has been addressed through the issuance of a Mandatory Convertible Security (issued on 23 December 2009) that can convert into share capital only at legal separation. As a result, it is not within management’s control to effect the sale of the EC Remedy business before the legal separation.

As at 31 December 2009 a provision has been recorded for the unavoidable costs of the contract, a penalty of EUR 35 million, if the sale would not be closed and the contract would be terminated.

27           Pension and other post-retirement employee benefits

ABN AMRO sponsors a number of pension schemes. These schemes include both defined contribution and defined benefit plans. Most of ABN AMRO’s defined benefit plans provide pensions that are based on average or final salary with annual price evaluation of vested rights. In general, employees do not make contributions for basic pensions but may make voluntary contributions to secure additional benefits. The majority of the beneficiaries of the defined benefit plans are located in The Netherlands, the United Kingdom, India and Switzerland. Plans in all countries comply with applicable local regulations concerning investments and funding levels.

Following the disposal of LaSalle in 2007 and Banco Real in 2008 ABN AMRO no longer has material post-retirement benefit obligations other than pensions.

Amounts recognised in the profit and loss
Pension costs and contributions for post-retirement healthcare are included in personnel expenses and are shown in the following table:

	2009	2008
Current service cost	209	226
Interest cost	540	540
Expected return on plan assets	(447)	(580)
Net amortisation of net actuarial (gains)/losses	4	(15)
Net amortisation of past service cost	13	7
(Gain)/loss on curtailment or settlements	(15)	6
Defined benefit plans	304	184
Defined contribution plans	70	94
Healthcare contributions	3	2
Total costs(1)	377	280

(1) Total costs comprise amounts related to the classification of the Dutch State acquired businesses as discontinued operations.  In 2009 total costs included in personnel expenses charged to the income statement for these discontinued operations amounted to EUR 228 million (2008: EUR 112 million).

Reconciliation to balance sheet

Contributions were made to 31 (2008: 33) defined benefit plans that provide pension benefits for employees upon retirement. The amounts recognised in the balance sheet are as follows:

	2009	2008
Present value of funded obligations	10,486	10,002
Present value of unfunded obligations	80	93
Fair value of plan assets	(10,211)	(9,489)
Present value of net obligations/(assets)	355	606

Unrecognised past service cost	(18)	(1)
Unrecognised actuarial (losses)/gains	(397)	(508)
Net liability/(asset) for defined benefit obligations	(60)	97

Provision for pension commitments	154	167
Pension assets	(214)	(70)
Net recognised liability/(asset) for defined benefit obligations	(60)	97

Explanation of the assets and liabilities
Movements in defined benefit obligations are as follows:

	2009	2008
Balance at 1 January	10,095	9,742
Current service cost	209	226
Interest cost	540	540
Employee contributions	5	3
Actuarial (gains)/losses	180	74
Benefits paid	(361)	(351)
Acquisitions/(disposals)	(13)	(2)
Recognised settlement and curtailment	(22)	(1)
Currency translation differences	44	(179)
Other	(111)	43
Balance at 31 December	10,566	10,095

Movements in the fair value of plan assets are as follows:

	2009	2008
Balance at 1 January	9,489	9,969
Expected return on plan assets	447	579
Actuarial gains/(losses)	203	(909)
Employers contribution	439	370
Employee contributions/refunds	4	3
Benefits paid	(348)	(333)
Acquisitions/(disposals)	2	(2)
Recognised settlement and curtailment	(11)	-
Currency translation differences	47	(191)
Other	(61)	3
Balance at 31 December	10,211	9,489

Principal actuarial assumptions
The weighted averages of the main actuarial assumptions used to determine the value of the provisions for pension obligations and the pension costs as at 31 December were as follows:

	2009	2008
Discount rate	5.2%	5.4%
Inflation rate	2.0%	2.0%
Expected increment in salaries	2.4%	2.6%
Expected return on investments	4.8%	4.8%

The expected return on plan assets is weighted on the basis of the fair value of these investments. All other assumptions are weighted on the basis of the defined benefit plan obligations. The discount rate is determined based on the average annual yield for AA rated corporate bonds with a term of 10 years or more.

For the pension plans, the expected return on the major classes of plan assets are as follows:

	2009			2008
Plan asset category:	Value in millions of euro	% of total fair value of scheme assets	Expected rate of return %	Value in millions of euro	% of total fair value of scheme assets	Expected rate of return %
Equity securities	2,914	28.5%	7.1%	1,210	12.8%	7.6%
Issued debt securities	6,604	64.7%	3.9%	7,609	80.2%	4.3%
Real estate	355	3.5%	5.9%	350	3.6%	6.3%
Other	338	3.3%	1.5%	320	3.4%	4.9%
Total	10,211			9,489

For both 2009 and 2008, the schemes have not invested in ordinary shares or debt issued by ABN AMRO, or invested in property occupied or other assets used by ABN AMRO.

Forecast of pension benefits payments

2010	373
2011	359
2012	350
2013	354
2014	367
Years 2015 - 2019	2,030

The expected contribution to be paid to defined pension schemes in 2010 amounts to EUR 282 million (2009: EUR 423 million).

Actuarial gains and losses
The actuarial gains and losses arising on plan liabilities and plan assets (pension plans only) are as follows:

	2009	2008	2007	2006	2005
Present value of obligations	(10,566)	(10,095)	(9,742)	(12,301)	(12,403)
Fair value of plan assets	10,211	9,489	9,969	11,149	10,212
Net surplus/ (deficit) in the plans	(355)	(606)	227	(1,152)	(2,191)

Actuarial (losses)/gains
- arising on benefit obligation	(180)	(74)	1,501	518	(925)
- arising on benefit obligation (in % of plan liabilities)	(1.7)	(0.7)	15.4	4.2	(7.5)

Actuarial (losses)/gains
- arising on plan assets	203	(909)	(288)	150	399
- arising on plan assets (% in of plan assets)	2.0	(9.5)	(2.9)	1.3	3.9

Experience adjustments on plan liabilities	212	81	212	81	(925)
Experience adjustments on plan assets	203	(909)	(288)	150	399
Actual return on plan assets	649	(303)	332	782	984

Contingent liabilities
There are no contingent liabilities arising from post-employment obligations.

28           Recognised tax assets and liabilities

The components of tax balances are as follows:

	2009		2008
	Assets	Liabilities	Assets	Liabilities
Current tax	595	337	583	450
Deferred tax	5,427	241	4,517	250
Total	6,022	578	5,100	700

Deferred tax assets and liabilities are attributable to the following items.

	Assets		Liabilities		Recognised in Tax expense(2)
	2009	2008	2009	2008	2009	2008
Property and equipment	(122)	(172)	18	25	(34)	67
Derivatives	419	388	12	54	4	62
Investment securities	425	477	114	95	(113)	29
Employee benefits	19	21	2	2	(4)	(73)
Servicing rights	34	40	-	-	(5)	2
Allowances for loan losses	243	124	26	27	98	52
Other	135	206	69	47	(77)	448
Tax value of carry-forward losses recognised(1)	4,274	3,433	-	-	724	2,429
Share of results in discontinued operations					(62)	(38)
Total	5,427	4,517	241	250	531	2,978

(1) see note 46: Related parties.
(2) restated for the classification of the Dutch State acquired businesses as discontinued operations.

Deferred tax assets that have not been recognised in respect of carry-forward losses amount to EUR 2,317 million (2008: EUR 1,780 million) where it is uncertain that future taxable profits will be available to utilise these losses. Unrecognised deferred tax assets related to deductible temporary differences amounts to EUR 331 million. The increase in 2009 relates to the Netherlands and the United States.

Expiration of carry-forward losses
At 31 December 2009 carry-forward losses, both recognised and not recognised, expire as follows:
2010	19
2011	-
2012	1
2013	-
2014	-
Years after 2014	7,765
No expiration	15,667
Total	23,452

Tax exposure to distributable reserves
At the balance sheet date, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised is approximately EUR 4.2 billion (2008: EUR 3.5 billion). The estimated impact of foreign withholding tax is EUR 113 million (2008: EUR 103 million). No liability has been recognised in respect of these differences because ABN AMRO is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

29           Other liabilities
	2009	2008
Non-trading derivative liabilities (see note 36)	4,550	7,144
Liabilities to unit-linked policyholders	3,714	3,898
Sundry liabilities and other payables	5,225	3,970
Total	13,489	15,012

Liabilities to unit-linked policy holders are designated at fair value through profit and loss.

30           Subordinated liabilities

Issued liabilities qualify as subordinated debt if claims by the holders are subordinated to all other current and future liabilities of ABN AMRO Holding N.V and its subsidiaries.

As at 31 December 2009 the majority of the subordinated liabilities were issued by ABN AMRO Holding’s subsidiary, ABN AMRO Bank N.V. As at 6 February 2010, the Dutch State acquired businesses were legally demerged from this entity and ABN AMRO Bank N.V. was renamed to Royal Bank of Scotland N.V. (‘RBS N.V.’). The Dutch State acquired businesses transferred at or around 6 February 2010 into a separate legal entity ABN AMRO II N.V., also a subsidiary of ABN AMRO Holding, ABN AMRO II N.V. was renamed to ABN AMRO Bank N.V. on 6 February 2010 and is referred to as the ‘new ABN AMRO Bank’.

The following tables show the balance of subordinated liabilities as at 31 December 2009. Therefore the references to ABN AMRO Bank N.V. relate to the situation prior to the legal demerger in 2010.

The following table analyses the subordinated liabilities by issuer:

	2009	2008
ABN AMRO Bank N.V. – RBS acquired allocation	5,085	5,522
ABN AMRO Bank N.V. – Dutch State acquired allocation	6,380	5,673
Subtotal	11,465	11,195

Other ABN AMRO companies – RBS acquired allocation	2,246	2,354
Other ABN AMRO companies – Dutch State acquired allocation	833	-
Subtotal	3,079	2,354
Total	14,544	13,549

The following table lists the subordinated liabilities issued by ABN AMRO Bank N.V.:

By issuance	2009		2008
	RBS acquired	Dutch State acquired	RBS acquired	Dutch State acquired
EUR 182 million 6.00% subordinated notes 2009	-	-	176	-
EUR 182 million 6.13% subordinated notes 2009	-	-	172	-
EUR 1,150 million 4.625% subordinated lower tier 2 notes 2009	-	-	-	1,148
EUR 250 million 4.70% CMS linked subordinated notes 2019	212	-	202	-
EUR 800 million 6.25% subordinated notes 2010	819	-	838	-
EUR 100 million 5.125% flip flop Bermudan callable subordinated notes 2017 (callable December 2012)	94	-	92	-
EUR 500 million floating rate Bermudan callable subordinated lower tier 2 notes 2018 (callable May 2013)	-	499	-	498
EUR 1,000 million floating rate Bermudan callable subordinated lower tier 2 notes 2016 (callable September 2011)	-	997	-	997
EUR 13 million zero coupon subordinated notes 2029 (callable June 2009)	4	-	8	-
EUR 82 million floating rate subordinated notes 2017	-	82	-	82
EUR 103 million floating rate subordinated lower tier 2 notes 2020	-	103	-	103
EUR 170 million floating rate sinkable subordinated notes 2041	213	-	213	-
EUR 15 million CMS linked floating rate subordinated lower tier 2 notes 2020	11	-	10	-
EUR 1,500 million floating rate Bermudan callable subordinated lower tier 2 notes 2015 (callable June 2010)	1,495	-	1,495	-
EUR 5 million floating rate Bermudan callable subordinated lower tier 2 notes 2015 (callable October 2010)	5	-	5	-
EUR 65 million floating rate Bermudan callable subordinated lower tier 2 notes 2015 (callable October 2010)	-	65	-	65
EUR 26 million 7.42% subordinated notes 2016	32	-	32	-
EUR 7 million 7.38% subordinated notes 2016	9	-	9	-
EUR 1,000 million 4.31% perpetual Bermudan callable subordinated tier 1 notes (callable March 2016)	-	1,027	-	960
EUR 800 million 10.00% fixed perpetual mandatory convertible tier 1 notes 2099	-	800	-	-
EUR 967 million 10.00% fixed perpetual mandatory convertible tier 1 notes 2072	-	967	-	-
USD 165 million 6.14% subordinated notes 2019	148	-	158	-
USD 72 million 5.98% subordinated notes 2019	38	-	52	-
USD 500 million 4.65% subordinated notes 2018	359	-	411	-
USD 1,500 million floating rate Bermudan callable subordinated notes 2015 (callable March 2010)	1,004	-	1,036	-
USD 100 million floating rate Bermudan callable subordinated lower tier 2 notes 2015 (callable October 2010)	-	69	-	72
USD 36 million floating rate Bermudan callable subordinated lower tier 2 notes 2015 (callable October 2010)	-	25	-	26
USD 1,000 million floating rate Bermudan callable subordinated lower tier 2 notes 2017 (callable January 2012)	-	692	-	714
USD 250 million 7.75% subordinated lower tier 2 notes 2023	-	174	-	179
USD 150 million 7.13% subordinated notes 2093	104	-	107	-
AUD 575 million 6.50% Bermudan callable subordinated lower tier 2 notes 2018 (callable May 2013)	371	-	311	-
AUD 175 million floating rate Bermudan callable subordinated lower tier 2 notes 2018 (callable May 2013)	109	-	86	-
GBP 42 million amortising MTN subordinated lower tier 2 notes 2010	8	-	16	-
GBP 25 million amortising MTN subordinated lower tier 2 notes 2011	9	-	9	-
GBP 750 million 5.0% Bermudan callable perpetual subordinated upper tier 2 notes issued for an indefinite period (callable February 2016)	-	880	-	829
PKR 800 million floating rate subordinated notes 2012	-	-	7	-
MYR 200 million subordinated notes 2017	41	-	42	-
TRY 60 million floating rate callable subordinated notes 2017 (callable 2012)	-	-	35	-
Total	5,085	6,380	5,522	5,673

As at date of signing of this annual report, all Dutch State acquired allocated subordinated liabilities, with the exception of the USD 250 million 7.75% subordinated lower tier 2 notes 2023, had been transferred to the new ABN AMRO Bank.

At legal separation, the EUR 800 million and EUR 967 million 10.00% fixed perpetual mandatory convertible tier 1 notes held by the Dutch State convert to equity of the new ABN AMRO Bank.

The following table lists the subordinated liabilities issued by other ABN AMRO companies:

By issuance	2009		2008
	RBS acquired	Dutch State acquired	RBS acquired	Dutch State acquired
EUR 833 million 10.00% fixed perpetual mandatory convertible tier 1 notes 2073	-	833	-	-
USD 1,285 million 5.90% Trust Preferred V	891	-	921	-
USD 200 million 6.25% Trust Preferred VI	135	-	143	-
USD 1,800 million 6.08% Trust Preferred VII	1,220	-	1,290	-
Total	2,246	833	2,354	-

At legal separation, the EUR 833 million 10.00% fixed perpetual mandatory convertible tier 1 notes held by the Dutch State convert to equity of the new ABN AMRO Bank.

The RBS acquired subordinated liabilities in the table above will be subject to a restriction on the payment of dividends and coupons and on the exercise of any call rights, unless in any such case there is a legal obligation to do so, for an effective period of two years after the proposed capital restructuring of RFS Holdings B.V. (which is intended to take place soon after separation) and following the expiry of any “pusher” periods (which will last for 12 months) following separation and such capital restructuring.

Of the total subordinated liabilities EUR 5,014 million (2008: EUR 3,317 million) qualifies as tier 1 capital for capital adequacy purposes when taking into account remaining maturities.

The maturity profile of subordinated liabilities is as follows:

	2009		2008
	RBS acquired	Dutch State acquired	RBS acquired	Dutch State acquired
Within one year	827	-	348	1,148
After one and within two years	9	-	854	-
After two and within three years	-	-	9	-
After three and within four years	-	-	7	-
After four and within five years	-	-	-	-
After five years	6,495	7,213	6,658	4,525
Total	7,331	7,213	7,876	5,673

The 10.00% fixed mandatory convertible tier 1 notes of EUR 2,600 million are perpetual and included in the category “after five years” despite their agreed conversion at legal separation to equity.

The carrying amount at 31 December 2009 of subordinated liabilities designated at fair value was EUR 2 million lower than the contractual amount at maturity (2008: zero). The following table presents the change in fair value attributable to changes in own credit risk of issued debt securities (decrease/(increase)):

Own credit component	2009	2008
During the year	(2)	138
Cumulative	234	236

Preference financing shares (including formerly convertible preference shares)
As at 24 November 2008, 1,369,815,864 Preference financing shares with a nominal value of EUR 0.56 per share have been converted into ordinary shares at a 1:1 rate. At the same date 44,988 (formerly convertible) Preference shares with a nominal value of EUR 2.24 per share have been converted into ordinary shares at a 4:1 rate. As a result of the conversion the number of issued and fully paid shares is 3,306,843,332 (nominal value EUR 1,851,832,266) per 24 November 2008.

31           Share capital

The table below provides a breakdown of ABN AMRO Holding’s issued and fully paid ordinary shares and treasury shares.

Ordinary shares

	Number	In millions of euros
Issued and fully paid
At 1 January 2009	3,306,843,332	1,852
Balance at 31 December 2009	3,306,843,332	1,852

Issued and fully paid
At 1 January 2008	1,936,847,516	1,085
Conversion of preference shares to ordinary shares	1,369,995,816	767
Balance at 31 December 2008	3,306,843,332	1,852

Issued and fully paid
At 1 January 2007	1,936,847,516	1,085
Balance at 31 December 2007	1,936,847,516	1,085

There are no issued ordinary shares that have not been fully paid. Par value per share is EUR 0.56.

Each ordinary share entitles the holder to cast one vote. Subject to certain exceptions provided for by law or in the articles of association, resolutions are passed by an absolute majority of the votes cast.

When shares are issued, each holder of shares shall have pre-emptive right, in proportion to the aggregate amount of their shares, except in the case of an issue of shares for a consideration other than in cash or an issue of shares to employees of ABN AMRO or of a group company.

In the event of the dissolution and liquidation of ABN AMRO Holding, the assets remaining after payment of all debts will be distributed to the holders of ordinary shares on a pro-rata basis.

Treasury shares

	Number	In millions of euros
Issued and fully paid
At 1 January 2009	-	-
Balance at 31 December 2009	-	-

Issued and fully paid
At 1 January 2008	92,719,820	2,640
Sold to RFS Holdings B.V.	(92,719,820)	(3,708)
Gain on sale of treasury shares	-	1,068
Balance at 31 December 2008	-	-

Issued and fully paid
At 1 January 2007	83,060,725	1,829
Used for options exercised and performance share plans	(27,649,180)	(624)
Share buy back	55,512,333	1,847
Dividends paid in shares	(18,204,058)	(412)
Balance at 31 December 2007	92,719,820	2,640

Share premium reserve

During 2009 RFS Holdings B.V. contributed EUR 6.6 billion of share premium.

32           Professional securities transactions

Professional security transactions include balances relating to reverse repurchase activities, cash collateral on securities borrowed and security settlement accounts. ABN AMRO controls credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to ABN AMRO when deemed necessary.

	2009		2008
	Banks	Customers	Banks	Customers
Assets
Cash advanced under securities borrowing	2,230	2,085	739	4,408
Reverse repurchase agreements	4,130	6,977	32,716	7,236
Unsettled securities transactions	2,255	1,074	5,998	1,549
Total	8,615	10,136	39,453	13,193

Liabilities
Cash received under securities lending	165	523	564	1,711
Repurchase agreements	3,903	2,187	24,555	2,525
Unsettled securities transactions	1,692	1,330	1,531	1,817
Total	5,760	4,040	26,650	6,053

Under reverse repurchase, securities borrowing, and other collateralised arrangements, ABN AMRO obtains securities on terms which permit it to repledge or resell the securities to others.

	2009	2008
Securities received under reverse repurchase and/or securities borrowing arrangements which can be repledged or resold	7,257	35,982
Of the above amount, the amount that has either been repledged or otherwise transferred to others in connection with ABN AMRO’s financing activities or to satisfy its commitments under short sale transactions	6,465	32,055

These transactions are conducted under terms that are usual and customary to standard securities borrowing and reverse repurchase agreements.

In 2009, ABN AMRO does not have any obligation to return any amount of securities borrowings (2008: EUR 3,458 million).

Please refer to note 33 for an overview of the assets pledged to secure ABN AMRO's liabilities.

33           Assets pledged as security

ABN AMRO trades in debt instruments, equity instruments and derivatives. These transactions are conducted under terms that are usual and customary to standard lending and stock borrowing activities. ABN AMRO has therefore financial assets pledged as security to third parties for liabilities.

Financial assets pledged to secure liabilities are as follows:

	2009	2008
Financial assets held for trading	-	74
Interest earnings securities available-for-sale	-	400
Loans and receivables – customers	1,086	6,794
Total	1,086	7,268

These assets have been pledged in respect of the following liabilities and contingent liabilities:

	2009	2008
Due to banks	130	4,298
Issued debt securities	894	2,064
Total	1,024	6,362

These transactions are conducted under terms that are usual and customary to collateralised transactions including, where relevant, standard securities lending and repurchase agreements.

Please refer to note 32 for an overview of the assets repledged to secure liabilities relating to reverse repurchase agreements and to note 40 for an overview of assets charged as security for liabilities relating to securitisations.

34           Commitments and contingent liabilities

Credit facilities
At any time ABN AMRO has outstanding commitments to extend credit. These commitments take the form of approved but undrawn loans, overdraft revolving and underwriting facilities and credit card limits. New loan offers have a commitment period that does not extend beyond the normal underwriting and settlement period.

Guarantees and other commitments
ABN AMRO provides financial guarantees and letters of credit to guarantee the performance of customers to third parties. These transactions have fixed limits and generally extend for periods of up to five years. Expirations are not concentrated in any particular period. ABN AMRO also provides guarantees by acting as a settlement agent in securities borrowing and lending transactions. In addition, ABN AMRO has entered into transactions to guarantee various liabilities in respect to insurance related regulatory reserve financing transactions.

The contractual amounts of commitments and contingent liabilities are set out by category in the following table. The amounts stated in the table for commitments assume that amounts are fully advanced. The amounts reflected in the table for guarantees and letters of credit represent the maximum accounting loss that would be recognised at the balance sheet date if the relevant contract parties completely failed to perform as contracted.

Many of the contingent liabilities and commitments are expected to expire without being advanced in whole or in part. This means that the amounts stated do not represent expected future cash flows. Additionally, guarantees and letters of credit are supported by varying levels of collateral.

Aside from the items stated above, non-quantified guarantees have been given for ABN AMRO’s securities custody operations, for interbank bodies and institutions and for participating interests. Collective guarantee schemes are applicable to ABN AMRO’s companies in various countries. Furthermore, statements of liability have been issued for a number of companies, including ABN AMRO Bank N.V.

Our committed credit facilities, guarantees and other commitments at 31 December 2009 and 2008 are summarised below.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
2009
Committed facilities	51,520	10,811	24,881	9,390	6,438
Guarantees and other commitments:
Guarantees granted	33,567	20,411	5,336	1,892	5,928
Irrevocable letters of credit	3,199	3,189	9	-	1
Recourse risks arising from discounted bills	1	1	-	-	-

2008
Committed facilities	63,436	14,231	27,336	17,616	4,253
Guarantees and other commitments:
Guarantees granted	37,509	22,377	5,890	2,021	7,221
Irrevocable letters of credit	4,515	4,280	217	6	12
Recourse risks arising from discounted bills	124	124	-	-	-

Leasing
ABN AMRO is lessee under finance and operating leases, providing asset financing for its customers and leasing assets for its own use. In addition, assets leased by ABN AMRO may be sublet to other parties. An analysis of the impact of these transactions on the statement of financial position and income statement is provided below.

Operating lease commitments
ABN AMRO leases various offices, branches and other premises under non-cancellable operating lease arrangements. The leases have various terms, escalation and renewal rights. There are no contingent rents payables. ABN AMRO also leases equipment under non-cancellable lease arrangements.

Where ABN AMRO is the lessee, the future minimum lease payment under non-cancellable operating leases are as follows:

	Property
	2009	2008
Not more than one year	182	165
Over one year but not more than five years	391	337
More than five years	323	254
Total	896	756

Transactions involving the legal form of a lease
ABN AMRO has entered into IT outsourcing arrangements that involve leases in form but not in substance. The life of the arrangement is for 5 years through 2010, where the total amount of underlying assets is EUR 130 million.

Contractual and contingent obligations
The table below shows the discounted contractual expiry by maturity of ABN AMRO's obligations.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
2009
Issued debt securities	95,660	39,591	13,245	13,245	29,579
Subordinated liabilities	14,544	827	9	-	13,708
Purchase obligations	61	44	17	-	-
Other obligations	305,480	292,775	3,158	3,158	6,389

2008
Issued debt securities	111,296	44,944	21,044	21,044	24,264
Subordinated liabilities	13,549	1,513	825	47	11,164
Purchase obligations	44	44	-	-	-
Other obligations	495,711	477,317	5,863	5,864	6,667

Other contingencies
ABN AMRO is involved in a number of legal proceedings in the ordinary course of our business in a number of jurisdictions. In presenting our consolidated financial statements, management makes estimates regarding the outcome of legal, regulatory and arbitration matters, and takes a charge to income when losses with respect to such matters are probable. Charges, other than those taken periodically for costs of defence, are not established for matters when losses cannot be reasonably estimated.

In November 2009, the Supreme Court in the Netherlands gave a declaratory judgement against World Online International N.V., Goldman Sachs International and ABN AMRO Bank N.V. in relation to claims arising out of the World Online initial public offering of 2000. It held that these defendants had committed certain wrongful acts in connection with the initial public offering. The judgement does not establish liability or the amount of any loss. Management does not believe that any final liability or loss will have a significant effect on ABN AMRO’s financial position or profitability.

On the basis of information currently available, and having taken legal counsel with legal advisors, ABN AMRO is of the opinion that the outcome of the proceedings that ABN AMRO is involved in is unlikely to have a material adverse effect on the consolidated financial position and the consolidated results of ABN AMRO.

35           Statement of cash flows

The following table analyses the determination of cash and cash equivalents at 31 December:

	2009	2008	2007
Cash and balances at central banks	28,382	5,854	12,469
Loans and receivables - banks	3,794	4,237	9,165
Due to banks	(11,582)	(23,588)	(14,376)
Cash and cash equivalents from continued operations	20,594	(13,497)	7,258

Cash and balances at central banks	146	-	-
Loans and receivables - banks	40	8	43
Due to banks	(4)	-	-
Cash and cash equivalents from businesses held for sale	182	8	43

Cash and balances at central banks	-	37	4,707
Loans and receivables - banks	-	6	788
Due to banks	-	(1)	(44)
Cash and cash equivalents from discontinued operations	-	42	5,451
Total	20,776	(13,447)	12,752

The following table states the interest, tax and dividend amounts included in the cash flow from operating activities:

	2009	2008	2007
Interest received	14,617	31,067	34,304
Interest paid	9,139	20,092	24,960
Taxation paid	-	790	1,544
Dividends received	53	121	155

The following table analyses movements in operating assets and liabilities:

	2009	2008	2007
Movement in operating assets:
Financial assets held for trading	134,101	27,065	(37,865)
Loans and receivables	81,914	171,870	(87,918)
Net (increase)/decrease in accrued income and prepaid expenses	1,111	4,015	(4,121)
Net (increase)/decrease in other assets	7,048	(2,993)	(3,544)
Total movement in operating assets	224,174	199,957	(133,448)

Movement in operating liabilities:
Financial liabilities held for trading	(128,926)	37,222	10,559
Due to banks	(36,414)	(119,407)	82,462
Due to customers	(4,911)	(87,941)	27,816
Issued debt securities maturing within 1 year	(11,606)	(42,235)	(6,475)
Provisions	376	700	61
Net increase/(decrease) in accrued expense and deferred income	(1,363)	(1,970)	2,981
Net increase/(decrease) in other liabilities	4,536	(32,683)	(2,682)
Total movement in operating liabilities	(178,308)	(246,314)	114,722

36           Hedge accounting

ABN AMRO enters into various derivative instrument transactions to hedge risks on assets, liabilities, net investments and forecasted cash flows. The accounting treatment of the hedged item and the hedging derivative is dependent on whether the hedge relationship qualifies for hedge accounting. Qualifying hedges may be designated as either fair value or cash flow hedges.

Hedges not qualifying for hedge accounting
The fair value changes of derivative transactions used to hedge against economic risk exposures that do not qualify for hedge accounting, or for which it is not cost beneficial to apply hedge accounting, are recognised directly through income.

ABN AMRO enters into credit default swaps for managing credit risk in the loan portfolio. However, these are generally not included in hedge accounting relationships due to difficulties in demonstrating that the relationship will be highly effective. Accordingly any fair value changes in the swaps are recorded directly in income, while the gains and losses on the credit positions hedged are recognised in interest income and as impairment charges if appropriate.

Derivatives designated and accounted for as hedging instruments

Fair value hedges
Fair value hedges principally consist of interest rate swaps and cross currency interest rate swaps used to protect against changes in the fair value of fixed-rate assets, notably available-for-sale securities, and liabilities due to changes in market interest rates.

For qualifying fair values hedges, all changes in the fair value of the derivative and in the fair value of the hedged item for the risk being hedged are recognised in the income statement.

Life-to-date gains/(losses) arising from fair value hedges:

	2009	2008
Gains/(losses) on the hedged assets attributable to the fair value hedged risk	2,084	2,812
Gains/(losses) on hedging instruments used for the hedged assets	(2,084)	(2,812)
Gains/(losses) on the hedged liabilities attributable to the fair value hedged risk	(915)	(2,619)
Gains/(losses) on hedging instruments used for the hedged liabilities	915	2,619
Net effect fair value hedge	-	-

Cash flow hedges
Cash flow hedge accounting for Group Asset and Liability Management
ABN AMRO uses derivatives, mainly interest rate swaps, to offset identified exposures to interest rate risk in the projected balance sheet. For asset liability management purposes, assets and liabilities in a similar interest rate index cluster in a particular month are first considered as a natural offset for economic hedging. A swap transaction may be entered into to risk manage the remaining interest income sensitivity. The notional amount of a pay- or receive-floating swap is designated to hedge the re-pricing cash flow exposure of a designated portion of current and forecasted assets and current and forecasted liabilities, respectively, in the clusters described above. The swap transaction is designated for hedge accounting purposes as a hedge of a gross position of a cluster of projected assets or a cluster of projected liabilities. As a result, the swap will only hedge an identified portion of a cluster of projected assets or projected liabilities. Also the swap will only hedge the applicable floating swap rate portion of the interest re-pricing and re-investment risk of the cluster.

Cash flow hedge accounting operated by Group Asset and Liability Management relates to portfolio cash flow hedge accounting for the hedging activities of ABN AMRO’s non-trading financial assets and liabilities.

The Group Asset and Liability Committee is the governing body for the risk management of ABN AMRO’s banking portfolio and determines the interest rate risk level, sets risk measurement and modelling including applicable assumptions, sets limits, and is responsible for the asset and liability management policy.

ABN AMRO manages its exposure to interest rate risk per currency in the non-trading portfolios on a group wide basis distinguished between RBS and Dutch State acquired businesses. In order to manage the sensitivity of the interest income per currency, ABN AMRO projects future interest income under different growth and interest rate scenarios. Systems are available to accumulate the relevant critical information throughout ABN AMRO about the existing financial assets, financial liabilities and forward commitments, including loan commitments. For the major currencies these positions are placed into a projected balance sheet available for asset liability management activities. The primary interest sensitive positions in the balance sheet stemming from the non-trading book are: loans and receivables, liabilities due to banks and customers, and issued debt securities.

The information gathered in the Group Asset and Liability Management’s systems relates to the contractual terms and conditions, such as nominal amounts, currency, duration, interest basis, effective interest rate and interest re-pricing date. In addition other information such as estimates of prepayments, growth rate and interest scenarios is used in the interest sensitivity models of Group Asset and Liability Management. These assumptions are determined following agreed upon principles based amongst others on statistical market and client data and an economic outlook. Projected assets and liabilities are superimposed on the run-off of the currently existing positions. This information is used to create projected balance sheets that form the basis for measuring interest rate sensitivity. The new assets and liabilities and the future re-pricing of existing assets and liabilities are mapped to specific interest rate indices at the yield curve (i.e. one month, two months, three months, six months, one year, etc). In this way a new asset or liability that is for example based on a three month rate, is mapped to a specific three-month rate index. For each projected month into the future, the assets and liabilities are grouped per interest rate-index and currency. The balance sheet projection that is embedded in ABN AMRO’s interest rate risk management, not only allows ABN AMRO to estimate future interest income and perform scenario analysis, but also provides the opportunity to define the projected transactions that are eligible as hedged items in a cash flow hedge. The hedged positions are the monthly asset and liability clusters per currency and per interest rate index. These clusters are homogeneous in respect of the interest rate risk that is being hedged, because they are designed to:
•	share the interest rate risk exposure that is being hedged, and
•	be sensitive to interest rate changes proportional to the overall sensitivity to interest rate changes in the cluster.

The longer the term of the hedge, the larger the excess of available cash flows from projected assets or liabilities in the clusters has to be, given that the cash flow projections further in the future are inherently less certain. The availability of an excess of cash flows in the clusters and the increase of excess over time is evaluated on a monthly basis.

Furthermore back testing is performed on the sensitivity model for interest risk management purposes. This back testing also supports cash flow hedge accounting. The back testing relates to the interest sensitivity models applied and the assumptions used in the information gathering process for the balance sheet projection. Historical data are used to review the assumptions applied.

The schedule of undiscounted cash flows for cash flow hedges are expected to impact profit or loss as follows:
	≤ 3 months	> 3 months and ≤ 1 year	> 1 year and ≤ 5 years	> 5 years and ≤ 10 years	> 10 years	Total
At 31 December 2009
Cash inflow from hedging derivative assets	42	127	1,234	207	(166)	1,444
Cash outflow from hedging derivative liabilities	(74)	(223)	(1,498)	(906)	(862)	(3,563)
Net cash (outflow)/inflow	(32)	(96)	(264)	(699)	(1,028)	(2,119)

At 31 December 2008 (1)
Cash inflow from hedging derivative assets	17	43	291	259	85	695
Cash outflow from hedging derivative liabilities	(36)	(90)	(399)	(303)	(129)	(957)
Net cash (outflow)/inflow	(19)	(47)	(108)	(44)	(44)	(262)
(1) Prior year comparatives have been restated to conform with current year presentation.

Net gain/(loss) on cash flow hedges transferred from equity to the income statement are as follows:

	Restated 2009	Restated 2008
Interest income	1	19
Interest expense	(1)	(27)
Other operating income	(43)	-
Taxation	-	-
Share of results included in discontinued operations	45	9
Total	2	1

Hedges of net investments in foreign operations
As explained in note 38, ABN AMRO limits its exposure to investments in foreign operations by hedging its net investment in its foreign operations with currency borrowings and with forward foreign exchange contracts in the currency of the foreign operations or a closely correlated currency to mitigate foreign exchange risk.

For qualifying net investment hedges, changes in the fair value of the derivative hedging instrument are recorded in the currency translation account differences reserve within equity. There is no hedge ineffectiveness recorded relating to net investment hedges.

Overview of the fair value of hedging derivatives

	2009		2008
	Positive	Negative	Positive	Negative
Qualifying for hedge accounting
Fair value hedges
Interest
Swaps	625	2,360	737	2,146
Foreign currency
Swaps	170	43	1,072	1,540
Forwards	-	-	244	302

Cash flow hedges
Interest swaps	331	1,337	351	687
Foreign currency
Forwards	-	8	2	14

Net investment hedges	11	89	119	40

Total	1,137	3,837	2,525	4,729

Hedges not qualifying for hedge accounting	1,175	713	3,697	2,414

Notional amounts

	2009	2008
Interest rate risk	133,963	95,699
Foreign currency risk	4,579	13,115
Net investment hedge	3,057	2,245

37           Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. Fair values are determined from quoted prices in active markets for identical financial assets or financial liabilities where available. Where the market for a financial instrument is not active, fair value is established using a valuation technique. Valuation techniques involve a degree of estimation, the extent of which depends on the instrument’s complexity and the availability of market-based data.

Internal controls over fair valuation
ABN AMRO has designated controls and processes for the determination of the fair value of financial instruments. A process has been designed to ensure there are formalised review protocols for independent review and validation of fair values separate from those businesses entering into the transactions. This includes specific controls to ensure consistent pricing policies and procedures, incorporating disciplined price verification for both proprietary and counterparty risk trades.

The business entering into the transaction is responsible for the initial determination and recording of the fair value of the transaction.  There are daily controls over the profit or loss recorded by trading and treasury front office staff.

A key element of the control environment, segregated from the recording of the transaction’s valuation, is the independent price verification process. Valuations are first calculated by the business.  Such valuations may be direct prices, or may be derived using a model and variable model inputs. These valuations are reviewed, and if necessary amended, by the independent price verification process. This process involves a team independent of those trading the financial instruments performing a review of valuations in the light of available pricing evidence. Independent price verification is performed at a frequency to match the availability of independent data and the size of the exposure.  For liquid instruments the process is performed daily. The minimum frequency of review is monthly for trading positions, and six monthly for non-trading positions. The independent price verification control includes formalised reporting and escalation of any valuation differences in breach of defined thresholds. When models are used to value products, those models are subject to a model review process.  This process requires different levels of model documentation, testing and review, depending on the complexity of the model and the size of ABN AMRO’s exposure to the model.

Valuation techniques
ABN AMRO uses a number of methodologies to determine the fair values of financial instruments for which observable prices in active markets for identical instruments are not available. These techniques include relative value methodologies based on observable prices for similar instruments, present value approaches where future cash flows from the asset or liability are estimated and then discounted using a risk-adjusted interest rate, option pricing models such as Black-Scholes or binomial option pricing models and simulation models such as Monte-Carlo.

Values between and beyond available data points are obtained by interpolation and extrapolation. When utilising valuation techniques, the fair value can be significantly impacted by the choice of valuation model and underlying assumptions made concerning factors such as the amounts and timing of cash flows, discount rates and credit risk. The principal inputs to these valuation techniques are listed below.
•	Bond prices – quoted prices are generally available for certain government bonds, certain corporate securities and some mortgage-related products.
•
Credit spreads – where available, these are derived from prices of credit default swaps (CDS) or other credit based instruments, such as debt securities. For others, credit spreads are obtained from pricing services.

•	Interest rates – these are principally benchmark interest rate curves such as the interbank rates and quoted interest rates in the swap, bond and futures markets.
•	Foreign currency exchange rates – there are observable markets both for spot and forward contracts and futures in the world’s major currencies.
•	Equity and equity index prices – quoted prices are generally readily available for equity shares listed on the world’s major stock exchanges and for major indices on such shares.
•	Commodity prices – many commodities are actively traded in spot and forward contracts and futures on exchanges in London, New York and other commercial centres.

•
Price volatilities and correlations – volatility is a measure of the tendency of a price to change with time. Correlation measures the degree to which two or more prices or other variables are observed to move together. If they move in the same direction there is positive correlation; if they move in opposite directions there is negative correlation. Volatility is a key input in valuing options and the valuation of certain products such as derivatives with more than one underlying variable that are correlation-dependent. Volatility and correlation values are obtained from broker quotations, pricing services or derived from option prices.

•
Prepayment rates – the fair value of a financial instrument that can be prepaid by the issuer or borrower differs from that of an instrument that cannot be prepaid. In valuing prepayable instruments that are not quoted in active markets, ABN AMRO includes the value of the prepayment option in the fair value.

•
Counterparty credit spreads – adjustments are made to market prices (or parameters) when the creditworthiness of the counterparty differs from that of the assumed counterparty in the market price (or parameters).

•
Recovery rates / loss given default -  these are used as an input to valuation models and reserves for asset-backed securities and other credit products as an indicator of severity of losses on default. Recovery rates are primarily sourced from market data providers or inferred from observable credit spreads.

ABN AMRO refines and modifies its valuation techniques as markets and products develop and as the pricing for individual products becomes more or less readily available.  While ABN AMRO believes its valuation techniques are appropriate and consistent with other market participants, the use of different methodologies or assumptions could result in different estimates of fair value at the balance sheet date.

In order to determine a reliable fair value, where appropriate, management applies valuation adjustments to the pricing information derived from the above sources. These adjustments reflect management’s assessment of factors that market participants would consider in setting a price, to the extent that these factors have not already been included in the information from the above sources. Furthermore, on an ongoing basis, management assesses the appropriateness of any model used. To the extent that the price provided by internal models does not represent the fair value of the instrument, for instance in highly stressed market conditions, management makes adjustments to the model valuation to calibrate to other available pricing sources. Where unobservable inputs are used, management may determine a range of possible valuations based upon differing stress scenarios to determine the sensitivity associated with the valuation. As a final step ABN AMRO considers the need for further adjustments to the modelled price to reflect how market participants would price instruments. Such adjustments include the credit quality of the counterparty and adjustments to correct model valuations for any known limitations. In addition, ABN AMRO makes adjustments to defer income for financial instruments valued at inception where the valuation of that financial instrument materially depends on one or more unobservable model inputs.

Valuation hierarchy
ABN AMRO analyses financial instruments held at fair value into the three categories as outlined below.

Level 1 financial instruments are those that are valued using unadjusted quoted prices in active markets for identical financial instruments. These financial instruments consist primarily of liquid listed equity shares, certain exchange-traded derivatives, and G10 government securities.

Level 2 financial instruments are those valued using techniques based significantly on observable market data. Instruments in this category are valued using quoted prices for similar instruments or identical instruments in markets which are not considered to be active; or valuation techniques where all the inputs that have a significant effect on the valuation are directly or indirectly based on observable market data. Financial instruments included are other government agency securities, investment grade corporate bonds, repurchase agreements and reverse repurchase agreements, less liquid listed equities, state and municipal obligations, certain money market securities and most OTC derivatives.

Level 3 financial instruments are those valued using techniques that incorporate information other than observable market data. Instruments in this category have been valued using a valuation technique where at least one input, which could have a significant effect on the instrument’s valuation, is not based on observable market data. Financial instruments included are primarily cash instruments which trade infrequently, unlisted equity shares, super senior tranches of high grade and mezzanine CDOs, and other less liquid debt securities. Also included are certain structured issued debt securities, OTC derivatives where valuation depends upon unobservable exotic and credit derivatives including those with Credit Derivative Product Company counterparties.

The following table presents the valuation methods used in determining the fair values of financial instruments carried at fair value. Financial instruments recorded in assets and liabilities of businesses held for sale are not included in these tables.

	2009
	Quoted market price (Level 1)	Valuation techniques - observable market inputs (Level 2)	Valuation techniques - unobservable inputs (Level 3)	Total
Financial assets
Financial assets held-for-trading	14,477	61,656	1,925	78,058
Available-for-sale interest earning securities	31,178	42,296	52	73,526
Available-for-sale equities	282	371	152	805
Equities designated at fair value through income	13	17	536	566
Derivatives not held for trading	-	2,312	-	2,312
Unit-linked investments	700	3,014	-	3,714
Other assets	-	706	-	706
Total assets at fair value	46,650	110,372	2,665	159,687

Financial liabilities
Financial liabilities held for trading	6,769	55,113	805	62,687
Due to customers	-	-	-	-
Issued debt securities	-	38,566	1,969	40,535
Derivatives not held for trading	-	4,550	-	4,550
Unit-linked liabilities	700	3,043	-	3,743
Subordinated liabilities	-	704	-	704
Total liabilities at fair value	7,469	101,976	2,774	112,219

	2008
	Quoted market price (Level 1)	Valuation techniques - observable market inputs (Level 2)	Valuation techniques - unobservable inputs (Level 3)	Total
Financial assets
Financial assets held-for-trading	14,091	193,458	5,104	212,653
Available-for-sale interest earning securities	4,923	60,621	20	65,564
Available-for-sale equities	192	546	99	837
Equities designated at fair value through income	5	193	462	660
Derivatives held not held for trading	-	6,222	-	6,222
Unit-linked investments	-	3,899	-	3,899
Other assets	-	1,468	-	1,468
Total assets at fair value	19,211	266,407	5,685	291,303

Financial liabilities
Financial liabilities held for trading	6,587	184,194	1,306	192,087
Due to customers	-	22	-	22
Issued debt securities	-	33,133	3,723	36,856
Derivatives not held for trading	-	7,143	-	7,143
Unit-linked liabilities	-	3,898	-	3,898
Subordinated liabilities	-	722	-	722
Total liabilities at fair value	6,587	229,112	5,029	240,728
Transfers between level 1 and 2
The movement between levels 1 and 2 is attributable to amongst others a move of EUR 15 billion interest earning securities from level 2 to level 1 due to increased liquidity of the markets and availability of prices.  Additionally certain OTC foreign exchange derivatives (assets of EUR 2.1 billion and liabilities of EUR 2.1 billion) and Asian government debt securities (EUR 1.5 billion) were transferred from level 1 to level 2 reflecting refinements of hierarchy level classification in 2009.

Level 3 sensitivity analysis
The tables below present the Level 3 financial instruments carried at fair value as at the balance sheet date, the valuation basis, main assumptions and unobservable inputs used in the valuation of these instruments for which the reasonably possible alternative assumptions would have a significant impact on the fair value of the instrument.

(in millions of euros)				Reasonably possible alternative assumptions
	Valuation technique	Main assumptions	Carrying value	Increase in fair value	Decrease in fair value
Financial assets
Debt securities:
Structured loans	Proprietary model	Credit spreads, indices	575	51	29
Other	Proprietary model	Credit spreads, indices	148	28	7
Derivatives:
Credit	Proprietary CVA model, industry option models, correlation model	Counterparty credit risk, correlation, volatility	813	39	39
Other			401	35	34
Equity shares	Private equity – valuation statements	Fund valuations	728	178	122
Balance at 31 December 2009			2,665	331	231
Financial liabilities
Derivatives:
Credit	Proprietary CVA model, industry option models, correlation model	Correlation, volatility, counterparty credit risk	279	52	39
Other			526	107	31
Issued debt securities	Proprietary model	Credit spreads, volatility, correlation	1,969	13	53
Balance at 31 December 2009			2,774	172	123

(in millions of euros)				Reasonably possible alternative assumptions
	Valuation technique	Main assumptions	Carrying value	Increase in fair value	Decrease in fair value
Financial assets
Debt securities:			1,059	117	151
CDOs	Proprietary model, industry standard, simulation model	Implied collateral valuation, default rates, housing prices, correlation, credit spreads and recovery rates	670	107	107
CLOs			105	2	10
Other			284	8	34
Derivatives:			4,065	629	830
Credit	Proprietary CVA model, industry option models, correlation model	Counterparty credit risk, correlation, volatility	1,645	208	371

Other			2,420	421	459
Equity shares	Private equity – valuation statements	Fund valuations	561	40	80
Balance at 31 December 2008			5,685	786	1,061
Financial liabilities
Derivatives:			1,306	175	199
Credit	Proprietary CVA model, industry option models, correlation model	Correlation, volatility, counterparty credit risk	1,029	130	147

Other			277	45	52
Issued debt securities	Proprietary model	Credit spreads, volatility, correlation	3,723	151	166
Balance at 31 December 2008			5,029	326	365

The total estimated change in fair value using a valuation technique with unobservable inputs recognised in the profit and loss account for the year 2009 is a loss of EUR 421 million (2008: loss of EUR 662 million).

For each of the portfolio categories shown in the above table, set out below is a description of the types of products that comprise the portfolio and the valuation techniques that are applied in determining fair value, including a description of models used and inputs to those models.  Where reasonably possible alternative assumptions of unobservable inputs used in models would change the fair value of the portfolio significantly, the alternative inputs are indicated along with the impact these would have on the fair value.  Where there have been significant changes to valuation techniques during the year a discussion of the reasons for this is also included.

Financial assets in level 3 in 2009 primarily comprise derivatives and equity shares.

Derivatives
Level 3 derivative assets and liabilities are comprised of credit derivatives and other derivatives.

Derivatives are priced using quoted prices for the same or similar instruments where these are available. Certain derivatives are valued using pricing models. Inputs for these models are usually observed directly in the market, or derived from observed prices. However, it is not always possible to observe or corroborate all model inputs. Unobservable inputs used are based on estimates taking into account a range of available information including historic analysis, historic traded levels, market practice, comparison to other relevant benchmark observable data and consensus pricing data.

Credit derivatives
ABN AMRO’s credit derivatives include vanilla and bespoke portfolio tranches, gap risk products and certain other unique trades. The bespoke portfolio tranches are synthetic tranches referenced to a portfolio of corporate names on which ABN AMRO purchases credit protection. Bespoke portfolio tranches are valued using Gaussian Copula, a standard method which uses observable market inputs (credit spreads, index tranche prices and recovery rates) to generate an output price for the tranche via a mapping methodology. In essence this method takes the expected loss of the tranche expressed as a fraction of the expected loss of the whole underlying portfolio and calculates which detachment point on the liquid index, and hence which correlation level, coincides with this expected loss fraction. Where the inputs into the valuation technique used are observable in the market, bespoke tranches are considered to be level 2 assets. Where inputs are not observable, bespoke tranches are considered to be level 3 assets.

Gap risk products are leveraged trades with the counterparty’s potential loss capped at the amount of the initial principal invested. Gap risk is the probability that the market will move discontinuously too quickly to exit a portfolio and return the principal to the counterparty without incurring losses, should an unwind event be triggered. This optionality is embedded within these portfolio structures and is very rarely traded outright in the market. Gap risk is not observable in the markets and, as such, these structures are deemed to be level 3 instruments.

Other unique trades are valued using a specialised model for each instrument and the same market data inputs as all other trades where applicable. By their nature, the valuation is also driven by a variety of other model inputs, many of which are unobservable in the market.  Where these instruments have embedded optionality it is valued using a variation of the Black-Scholes option pricing formula, and where they have correlation exposure it is valued using a variant of the Gaussian Copula model. The volatility or unique correlation inputs required to value these products are generally unobservable and the instruments are therefore deemed to be level 3 instruments.

Equity derivatives
Equity derivative products are split into equity exotic derivatives and equity hybrids. Equity exotic derivatives have payouts based on the performance of one or more stocks, equity funds or indices. Most payouts are based on the performance of a single asset and are valued using observable market option data. Unobservable equity derivative trades are typically complex basket options on stocks. Such basket option payouts depend on the performance of more than one equity asset and require correlations for their valuation. Valuation is then performed using industry standard valuation models, with unobservable correlation inputs calculated by reference to correlations observed between similar underlyings.

Equity hybrids have payouts based on the performance of a basket of underlyings where the underlyings are from different asset classes. Correlations between these different underlyings are typically unobservable with no market information for closely related assets available. Where no market for the correlation input exists, these inputs are based on historical time series.

Interest rate, commodity and foreign exchange derivatives
Interest rate, commodity and foreign exchange options provide a payout (or series of payouts) linked to the performance of one or more underlying, including interest rates, foreign exchange rates and commodities. Exotic options do not trade in active markets except in a small number of cases. Consequently, ABN AMRO uses models to determine fair value using valuation techniques typical for the industry. These techniques can be divided, firstly, into modelling approaches and, secondly, into methods of assessing appropriate levels for model inputs. ABN AMRO uses a variety of proprietary models for valuing exotic trades.

Exotic valuation inputs include correlation between interest rates, foreign exchange rates and commodity prices. Correlations for more liquid rate pairs are valued using independently sourced consensus pricing levels.  Where a consensus pricing benchmark is unavailable, these instruments are categorised as level 3.

Reasonably possible alternative assumptions
For all level 3 derivatives, unobservable inputs are principally comprised of correlations, volatilities and counterparty credit risks.  Where a derivative valuation relies significantly on an unobservable input, the valuation is shown in level 3. It is usual for such derivative valuations to depend on several observable, and one or few unobservable model inputs. In determining reasonably possible alternative assumptions, the relative impact of unobservable inputs as compared to those which may be observed was considered within a certain range.

Equities designated at fair value through income
Equities designated at fair value through income classified as level 3 include mainly private equity investments. In general private equity investments cannot be valued directly from quoted market prices or by using valuation techniques supported by observable market prices or other market data. The fair value is determined using a valuation technique applied in accordance with the European Private Equity and

Venture Capitalist Association guidelines (EVCA). Reasonably possible alternative assumptions relate mainly to terminal and explicit growth rates, as well as a range of observable price multiples.

Other assets
Other level 3 financial instruments comprise mainly trading customer structured debt securities. Where observable market prices for a particular debt security are not available, the fair value will typically be determined with reference to observable market transactions in other related products, such as similar debt securities or credit derivatives.These loans are primarily traded alongside a CDS hedge to eliminate the credit risk and valued at the traded spread over LIBOR using standard discounted cashflow methodology. In determining reasonable possible alternative assumptions ABN AMRO considered spreads from available market prices in determining the inputs to the valuation methodology applied.

Issued debt securities
Issued debt securities classified as level 3 are valued using independent quotes from market participants for the debt issuance spreads above average interbank rates (at a range of tenors) which the market would demand when purchasing new senior or sub-debt issuances from ABN AMRO. Where necessary, these quotes are interpolated using a curve shape derived from CDS prices.

The movements in level 3 assets and liabilities are presented below.

	Level 3 movements
	At 01 January 2009	Gains and losses recognised in income statement or OCI	Transfers in/(out) of level 3	Transfers to RBS	Purchases and issues	Sales and settlements	Foreign exchange	At 31 December 2009	Gains and losses relating to instruments held at year end
Financial assets
Debt Securities
Held for trading	1,039	4	44	(1,020)	12	(64)	80	95	(85)
Available-for-sale	17	(4)	54	(70)	70	(13)	(1)	53	(1)
Designated at fair value	3	-	-	-	-	(3)	-	-	-

Equity shares
Held for trading	-	-	41	-	-	-	-	41	-
Available-for-sale	99	84	(29)	-	-	(2)	-	152	85
Designated at fair value	462	(10)	147	-	(10)	(50)	(3)	536	(32)

Derivatives	4,065	(783)	(647)	(1,951)	238	(28)	319	1,213	(784)
Other assets	-	29	546	-	-	-	-	575	4
Total assets	5,685	(680)	156	(3,041)	310	(160)	395	2,665	(813)

Financial liabilities
Derivatives	1,306	(254)	(214)	-	-	(119)	86	805	(238)
Issued debt securities	3,723	37	(1,933)	-	472	(409)	79	1,969	37
Total liabilities	5,029	(217)	(2,147)	-	472	(528)	165	2,774	(201)

Net gains and losses relating to assets recognised in the income statement and other comprehensive income were EUR 764 million loss and EUR 84 million respectively. Of the amounts recognised in the income statement EUR 22 million loss relates to discontinued operations. Net gains and losses relating to liabilities have been recognised in the income statement and represent continuing operations only.

Gains and losses recognised on assets held for trading and derivatives have been included in income from trading activities. Gains and losses on available-for-sale assets have been included in results from financial transactions and interest income.

Level 3 movements
Level 3 assets and liabilities decreased in the year mainly due to novations of positions to RBS Group, disposals, write downs and reclassifications in 2009.

The decrease in debt securities and derivatives of respectively EUR 0.9 billion and EUR 2.9 billion was primarily due to novations to RBS Group of portfolios that are not part of the RBS acquired businesses included in ABN AMRO in the future.

Issued debt securities show a decrease of EUR 1.9 billion mainly due to a transfer from level 3 to level 2 of constant proportion portfolio insurance notes reflecting the expiration of the derivatives embedded in these notes in 2009.

In addition refinements of hierarchy levels resulted in transfers to level 2 of derivative assets and liabilities as well as from level 2 to level 3 of trading book loans.

Day one profits
Where model inputs are considered unobservable and have more than an insignificant impact on the valuation, any gains on initial recognition are deferred on the balance sheet, as a Day 1 profit and loss reserve, and amortised over the life of the instruments. The table below shows the movement in the reserve:

	2009	2008
Unamortised balance at 1 January	124	191
Deferral of profit on new transactions	18	107
Recognised in the income statement during the period:
Subsequent to observability	(4)	(3)
Amortisation	(17)	(58)
Maturity or termination	(78)	(83)
Exchange differences	6	(30)
Unamortised balance at 31 December	49	124

Own credit
In certain circumstances ABN AMRO designates financial liabilities at fair value through profit and loss. Designation is performed either to eliminate an accounting mismatch, for example, where the liability funds trading positions, or because the debt is managed and assessed on a fair value basis. When valuing financial liabilities recorded at fair value, IFRS requires that an entity take into account the impact of its own credit standing, which, in aggregate, could have a significant impact on the valuation of the liabilities. The categories of financial liabilities on which own credit spread adjustments are made include issued debt securities, subordinated liabilities, and derivatives. An own credit adjustment is applied to positions where it is believed that counterparties will consider ABN AMRO’s creditworthiness when pricing trades including retail notes issuances.

ABN AMRO’s trading systems discount future cash outflows for liabilities measured at fair value at interbank offer rates. The adjustment for own credit spread represents the difference between the interbank offer rate and the rate which includes ABN AMRO’s own market-perceived risk of default. In general, it is anticipated that gains and losses arising from changes in ABN AMRO’s own credit spread will reverse over the life of the instrument unless repurchased.

For issued debt securities, this adjustment is based on independent quotes from market participants for the debt issuance spreads above average interbank rates (at a range of tenors) which the market would demand when purchasing new debt issuances from ABN AMRO.  Where necessary, these quotes are interpolated using a curve shape derived from CDS prices. For subordinated liabilities and covered bonds the own credit adjustment is based on the fair values of ABN AMRO’s senior notes which are observable.

ABN AMRO also considers the impact of own credit spreads when valuing derivative liabilities. In general, the impact is significant only for derivative liabilities that are not collateralised. In these circumstances, the own credit spread is calculated using credit spreads implied by CDSs.

The table below shows the own credit spread adjustments on liabilities recorded in the income statement during the year and a cumulative adjustment as at year end.

	Subordinated liabilities	Issued debt securities	Subtotal	Derivatives	Restated Total 2009	Restated 2008
Cumulative at 1 January	236	715	951	75	1,026	359
Effect of changes to credit spreads	(2)	175	173	(18)	155	557
Effect of changes to credit spreads related to discontinued operations	-	-	-	-	-	8
Foreign exchange effect	-	47	47	1	48	102
At 31 December	234	937	1,171	58	1,229	1,026

Financial assets and liabilities not carried at fair value
The following methods and significant assumptions have been applied to estimate the fair values of financial instruments carried at cost:

•
The fair value of variable rate financial instruments and those of a fixed rate nature maturing within 6 months of the balance sheet date are assumed to approximate their carrying amounts.  In the case of such loans, the fair value estimate does not reflect changes in credit quality, as the main impact of credit risk is already recognised separately through the deduction of the allowances for credit losses from the carrying amounts.

•
The fair value of fixed rate loans and mortgages carried at amortised cost is estimated by comparing market interest rates when the loans were granted with current market rates offered on similar loans. Changes in the specific credit quality of loans within the portfolio are not taken into account in determining fair values, as the main impact of specific credit risk is already recognised separately through the deduction of the allowances for credit losses from the carrying amounts and the latent loss provisions.

•
The fair value of demand deposits and savings accounts (included in due to customers) with no specific maturity is assumed to be the amount payable on demand at the balance sheet date. The fair value of the other loans to customers and loans to banks is estimated by comparing market interest rates when the loans were granted with current market rates offered on similar loans.

•
The fair value of issued debt securities and subordinated liabilities is based on quoted prices. Where these are not available, fair value is based on expected cashflows discounted using independent quotes from market participants for the debt issuance spreads above average interbank rates (at a range of tenors) which the market would demand when purchasing new senior or sub-debt issuances from ABN AMRO.  Where necessary, these quotes are interpolated using a curve shape derived from CDS prices.

The following table compares the carrying amount of financial assets and liabilities recorded at amortised cost to their estimated fair values(1):

	2009			2008
	Carrying amount	Fair value	Difference	Carrying amount	Fair value	Difference
Financial assets
Cash and balances at central banks	28,382	28,382	-	5,854	5,854	-
Interest earning securities HTM	-	-	-	-	-	-
Loans and receivables - banks	39,659	39,357	(302)	75,566	75,322	(244)
Loans and receivables - customers	218,246	210,698	(7,548)	270,119	267,258	(2,861)

Total	286,287	278,437	(7,850)	351,539	348,434	(3,105)

Financial liabilities
Due to banks	46,145	45,960	185	94,620	94,627	(7)
Due to customers	196,648	196,597	51	208,984	210,392	(1,408)
Issued debt securities	55,124	54,469	655	74,440	72,030	2,410
Subordinated liabilities	13,839	13,059	780	12,837	8,183	4,654

Total	311,756	310,085	1,671	390,881	385,232	5,649

(1) Negative amounts represent a reduction to net assets. Positive amounts represent an increase to net assets.

38      Financial risk management

Financial instrument risk disclosures
This section provides details of the exposure to risk arising from financial instruments and how those risks are managed. In addition, this note includes a discussion on the extent to which financial instruments are used, the associated risks and the business purpose served.

The most important types of risk associated with financial instruments are:
•	Credit risk and country event risk;
•	Liquidity risk;
•	Interest rate risk (banking book positions); and
•	Market risk (trading portfolio) including liquidity risk, currency risk, interest rate risk, equity price risk and commodity risk of the trading book.

Below is a short description of credit, liquidity, interest rate and market risk within ABN AMRO’s financial instruments portfolio and their impact on ABN AMRO’s financial position and performance as shown in the quantitative tables.

Credit risk

Measurement and control
ABN AMRO is subject to credit risk through its lending, trading, hedging and investing activities as well as in cases where it acts as an intermediary on behalf of customers or other third parties or issues guarantees.

Senior management is responsible for establishing the credit policies and the mechanisms, organisation and procedures required to analyse, manage and control credit risk. In this respect, counterparty limits are set and an internal system of credit ratings is applied.

The primary exposure to credit risk arises through loans, credit facilities and guarantees issued, financial assets held for trading (interest earning securities and derivatives) and derivatives used for hedging.

The risk that counterparties might default on their obligations is monitored on an ongoing basis. For each transaction it is evaluated whether collateral or a master netting agreement is required to help mitigate the credit risk.

Maximum exposure to credit risk
The amounts stated in the table represent the maximum accounting loss that would be recognised at the balance sheet date if counterparties failed completely to perform as contracted and any collateral or security proved to be of no value. Consequently, the amounts significantly exceed expected losses in the event of counterparty default.

	2009	2008
Derivative assets held for trading	54,234	178,896
Interest earning securities	73,526	65,564
Loans and receivables – banks	31,044	36,113
Loans and receivables – customers	207,845	252,050
Professional securities transactions	18,751	52,646
Multi-seller conduits	265	5,264
Committed credit facilities	51,520	63,436
Credit related contingent liabilities	36,767	42,148
Total	473,952	696,117

The maximum credit exposure on derivative assets held for trading is measured as the current positive fair value. For interest-earning securities the amortised cost rather than the carrying value is included to reflect the credit risk exposure.

For a breakdown of counterparties for interest-earning securities in the available-for-sale category please refer to note 15. According to the requirements of the DNB, ABN AMRO has no individually significant exposure to any single counterparty in the category loans and receivables.

Credit risk concentrations
Concentrations of credit risk (whether on- or off-balance sheet) that share similar characteristics such that their ability to meet contractual obligations is likely to be affected in a similar way to changes in economic or other conditions. As part of managing risk concentrations, country risk and sector risk are managed on a portfolio basis. Refer to the following tables for details of the credit risk concentrations on the customer portfolio.

Credit risk concentrations by geography and sector

	2009			2008
	Outstanding	%	(1)	Outstanding	%	(1)
Netherlands
Loans and receivables to banks	10,404	26		15,041	20
Loans and receivables to public sector	1,678	61		1,590	18
Loans and receivables to commercial	56,504	55		66,043	48
Loans and receivables to consumer	103,822	97		102,727	94
Total	172,408			185,401

Europe (excluding Netherlands)
Loans and receivables to banks	23,921	60		56,815	75
Loans and receivables to public sector	478	18		544	6
Loans and receivables to commercial	30,081	29		45,477	33
Loans and receivables to consumer	110	-		2,384	2
Total	54,590			105,220

North America
Loans and receivables to banks	663	2		902	1
Loans and receivables to public sector	89	3		105	1
Loans and receivables to commercial	5,032	5		9,206	7
Loans and receivables to consumer	1	-		–
Total	5,785			10,213

Latin America
Loans and receivables to banks	181	1		156	-
Loans and receivables to public sector	-	-		–
Loans and receivables to commercial	368	-		531	-
Loans and receivables to consumer	3	-		4	-
Total	552			691

Asia Pacific
Loans and receivables to banks	4,565	11		2,698	4
Loans and receivables to public sector	477	18		6,547	75
Loans and receivables to commercial	11,433	11		17,227	12
Loans and receivables to consumer	3,405	3		4,183	4
Total	19,880			30,655

Total
Loans and receivables to banks(2)	39,734			75,612
Loans and receivables to public sector	2,722			8,786
Loans and receivables to commercial	103,418			138,484
Loans and receivables to consumer	107,341			109,298
Total	253,215			332,180
Professional securities transactions - customers	10,136			13,193
Multi-seller conduits	265			5,264
Total loans and receivables	263,616			350,637

(1) Calculated as a percentage of the total for banks, public, commercial and consumer sectors respectively.
(2) Includes professional securities transactions - banks amounting to EUR 8,615 million (2008: EUR 39,453 million)

Credit risk concentrations from credit facilities and guarantees issued by geography:

	2009			2008
	Outstanding	%	(1)	Outstanding	%	(1)
Netherlands
Guarantees and other commitment	4,703	13		4,228	10
Committed credit facilities	14,053	27		17,552	28
Total	18,756			21,780

Europe (excluding Netherlands)
Guarantees and other commitment	21,055	57		25,083	59
Committed credit facilities	20,570	40		23,351	36
Total	41,625			48,434

North America
Guarantees and other commitment	6,423	17		6,884	16
Committed credit facilities	14,115	28		18,220	29
Total	20,538			25,104

Latin America
Guarantees and other commitment	154	1		230	1
Committed credit facilities	220	-		320	1
Total	374			550

Asia Pacific
Guarantees and other commitment	4,432	12		5,723	14
Committed credit facilities	2,562	5		3,993	6
Total	6,994			9,716

Total
Guarantees and other commitment	36,767			42,148
Committed credit facilities	51,520			63,436
Total	88,287			105,584

(1) Calculated as a percentage of the totals for credit related contingent liabilities and committed credit facilities respectively.

Total commercial loans and receivables by industry are presented in the table below:

	2009		2008
	Outstanding	%	Outstanding	%
Central and local government	663	1	523	-
Manufacturing	19,530	19	30,980	22
Construction	1,638	1	1,967	1
Finance	25,784	25	33,996	25
Service industries and other business activities	45,599	44	56,353	41
Agriculture, forestry and fishing	5,216	5	5,099	4
Property and mortgages	4,988	5	9,566	7
Total	103,418		138,484

Total consumer loans and receivables by product type are presented in table below:

	2009		2008
	Outstanding	%	Outstanding	%
Mortgages	95,069	89	94,147	86
Personal lending	740	1	1,667	2
Credit Card	327	-	1,394	1
Other consumer loans	11,205	10	12,090	11
Total	107,341		109,298

Collateral
It is ABN AMRO’s policy to reduce or mitigate credit risk on credit facilities or exposure, as much as possible in a given commercial environment by securing credit facilities or exposure with collateral. To correctly assess the extent to which the collateral mitigates the credit risk the collateral must be valued according to a specified valuation method and properly documented and monitored.

Collateral is obtained if and when required prior to the disbursement of approved loans. Guarantees and letters of credit are also subject to strict credit assessments before being provided. The extent of collateral held for guarantees and letters of credit is on average 13% (2008: 16%).

ABN AMRO does not disclose the fair value of collateral held as security or other credit enhancements on loans and advances past due but not impaired, or on individually assessed impaired loans and advances, as it is not practicable to do so.

The following table details loans and receivables from commercial and consumer clients by type of collateral obtained.

	2009	2008
Commercial customers
Public authority guarantees	7,484	5,712
Mortgages	5,553	5,687
Securities	1,827	2,291
Bank guarantees	3,673	5,082
Other types of collateral	23,665	48,289
Unsecured	61,216	71,423
Total	103,418	138,484

Consumer customers
Public authority guarantees	498	187
Mortgages	95,069	94,146
Securities	560	804
Bank guarantees	13	19
Other types of collateral	2,408	4,861
Unsecured	8,793	9,281
Total	107,341	109,298

Credit quality of financial assets that are neither past due nor impaired 31 December 2009
The credit quality of the portfolio of financial assets can be assessed with reference to ABN AMRO’s internal credit rating system which reflects the probability of default of an obligor, i.e. the likelihood that a counterparty fails to pay interest and/or principal and/or other financial obligations to the bank.

ABN AMRO’s internal counterparty ratings are a crucial tool for managing and monitoring the credit risk of the bank, both at counterparty and portfolio level. The counterparty rating is based on many aspects including both a financial and non-financial analysis of the counterparty.

Each counterparty to whom ABN AMRO grants any type of credit facility or who has an exposure is assigned a Uniform Counterparty Rating (UCR) on a scale of 1 to 8, whereby UCR 1 is of prime quality while UCR 6-8 is, by definition, 'in default' according to the ABN AMRO definition of default.

The table below gives an overview of the relation between the internal ratings of ABN AMRO (UCR) and the counterparty’s long-term average (through-the-cycle) probability of default and an indication of how the internal ratings of ABN AMRO compare to the external rating agencies Standards & Poor’s, Fitch and Moody’s.

	1	2+ till 2-	3+ till 3-	4+ till 4-	5+ till 5-	6+	6-8
UCR
Expected default rates (%) 2009	0-0.03	0.04-0.10	0.19-0.42	0.68-1.96	3.54-12.92	26.18	100
Standards & Poor’s / Fitch	AAA/AA-	A+/A-	BBB+/BBB-	BB+/BB-	B+/B-	CCC+/C	–
Moody’s	AAA/Aa3	A1/A3	Baa1/Baa3	Ba1/-Ba3	B1-B3	Caa1/C	–

The following tables show the credit quality of the financial assets that are neither past due nor impaired on respectively 31 December 2009 and 2008:

Neither past due nor impaired at 31 December 2009(1):

	1	2+ till 2-	3+ till 3-	4+ till 4-	5+ till 5-	6+	Not rated	Total 2009
UCR
Interest earning securities in Banking Book	61,475	5,754	1,868	631	2	264	3,532	73,526
Loans and receivables - Banks	25,473	6,880	872	4,744	129	407	1,111	39,616
Loans and receivables - Public sector	962	1,148	11	325	208	60	8	2,722
Loans and receivables - Commercial	5,949	8,172	19,443	33,437	12,843	8,485	7,632	95,961
Derivatives	20,470	17,611	6,091	6,029	866	1,023	4,456	56,546
Off-balance instruments	2,625	15,678	18,591	8,237	2,147	3,480	762	51,520
Total	116,954	55,243	46,876	53,403	16,195	13,719	17,501	319,891

(1) Excluding discontinued operations

Neither past due nor impaired at 31 December 2008(1):

	1	2+ till 2-	3+ till 3-	4+ till 4-	5+ till 5-	6+	Not rated	Total 2008
UCR
Interest earning securities in Banking Book	53,518	4,103	874	1,710	42	388	4,930	65,565
Loans and receivables - Banks	54,495	10,402	2,499	1,416	247	879	5,626	75,564
Loans and receivables - Public sector	7,562	236	175	462	196	29	125	8,785
Loans and receivables - Commercial	8,934	15,872	34,947	43,852	11,710	6,692	11,204	133,211
Derivatives	117,976	31,868	6,011	7,895	1,014	3,440	16,914	185,118
Off-balance instruments	7,841	17,576	19,058	4,497	1,235	8,132	5,097	63,436
Total	250,326	80,057	63,564	59,832	14,444	19,560	43,896	531,679

(1) Excluding discontinued operations

Credit quality of consumer loans
Loans and receivables consumer of EUR 104,200 million (2008: EUR 106,457 million) are not rated. An indication of the credit quality of these loans and receivables can be derived from the table below and the collateral obtained for the loans and receivables as well as the geographical breakdown of the underlying products of the portfolio as included in the earlier table within this note.

Credit quality of financial assets that are past due but not impaired
The tables below show the analysis of the financial assets that are past due but not impaired:

	Past due ≤ 30 days	Past due > 30 - ≤90 days	Past due > 90 - ≤180 days	Past due > 180 days - ≤ 1 year	Past due > 1 year	Total
31 December 2009
Loans and receivables – commercial	360	122	106	28	7	623
Loans and receivables – consumer	1,357	635	4	5	1	2,002

	Past due ≤ 30 days	Past due > 30 - ≤90 days	Past due > 90 - ≤180 days	Past due > 180 days - ≤ 1 year	Past due > 1 year	Total
31 December 2008
Loans and receivables – commercial	191	229	66	9	6	501
Loans and receivables – consumer	1,554	912	28	5	4	2,503

ABN AMRO does not disclose the fair value of collateral held as security or other credit enhancements on loans and advances past due but not impaired, or on individually assessed impaired loans and advances, as it is not practicable to do so.

Credit structuring
ABN AMRO structures investments to provide specific risk profiles to investors. This may involve the sale of credit exposures, often by way of credit derivatives, to an entity which subsequently funds the credit exposures by issuing securities. These securities may initially be held by ABN AMRO prior to a sale to external parties.

Liquidity risk

Measurement and control
Liquidity risk arises in any bank’s general funding of its activities. For example, a bank may be unable to fund its portfolio of assets at appropriate maturities and rates, or may find itself unable to liquidate a position in a timely manner at a reasonable price. ABN AMRO holds capital to absorb unexpected losses, and manages liquidity to ensure that sufficient funds are available to meet not only the known cash funding requirements, but also any unanticipated ones that may arise. At all times, ABN AMRO maintains what we believe to be adequate levels of liquidity on a group-wide basis to meet deposit withdrawals, repay borrowings and fund new loans, even under stressed conditions.

ABN AMRO manages liquidity on a daily basis in all the countries in which it operates. Each national market is unique in terms of the scope and depth of its financial markets, competitive environment, products and customer profile. Therefore local line management is responsible for managing our local liquidity requirements under the supervision of Group Asset and Liability Management on behalf of the Group Asset and Liability Committee.

On a day-to-day basis ABN AMRO’s liquidity management depends on, among other things, the effective functioning of local and international financial markets. As this is not always the case, group-wide contingency funding plans are in place. These plans are put into effect in the event of a dramatic change in the normal business activities or in the stability of the local or international financial markets. As part of this liquidity management contingency planning, ABN AMRO continually assess potential trends, demands, commitments, events and uncertainties that could reasonably result in increases or decreases in our liquidity. More specifically, ABN AMRO considers the impact of these potential changes on its sources of short-term funding and long-term liquidity planning.

As ABN AMRO has entered into committed credit facilities, the liquidity management process also involves assessing the potential effect of the contingencies inherent in these types of transactions on normal sources of liquidity and finance.

During the year the remainder of the multiseller conduits were transferred to RBS Group with only one own asset conduit remaining within ABN AMRO. The outstanding of this program as at 31 December 2009 was approximately EUR 8.7 billon (2008: EUR 17.8 billion)

Maturity analysis of assets and liabilities
The table below summarises the maturity profile of ABN AMRO's financial assets and liabilities as at 31 December. Trading derivatives are shown at fair value in a separate column. All derivatives used for hedging purposes are shown by maturity, based on their contractual remaining undiscounted cash flows. This is not consistent with how ABN AMRO looks at liquidity as the models used also take into account the expected behaviour of customers and other factors.

Maturity based on contractual undiscounted cash flows for the year ended 31 December 2009:

	On demand	Trading derivatives	≤ 1 year	> 1 year- < 5 years	> 5 years	Maturity not applicable		Total
Assets
Cash and balances at central banks	7,208	-	21,325	-	30	-		28,563
Financial assets held for trading	11,478	54,234	-	-	-	12,346		78,058
Financial investments	74	-	12,316	25,183	52,306	1,371		91,250
Loans and receivables - banks	21,323	-	15,567	1,828	1,297	-		40,015
Loans and receivables - customers	27,143	-	39,808	40,274	169,458	-		276,683
Other assets - non derivatives	-	-	182	536	60	29,375	*	30,153
Other assets - derivatives	-	-	690	2,974	511	-		4,175
Total	67,226	54,234	89,888	70,795	223,662	43,092		548,897

Liabilities
Financial liabilities held for trading	4,536	58,151	-	-	-	-		62,687
Due to banks	14,435	-	28,241	3,150	1,201	-		47,027
Due to customers	94,190	-	94,732	3,652	6,758	-		199,332
Issued debt securities	245	-	40,005	29,152	39,486	-		108,888
Subordinated liabilities	-	-	843	47	18,869	-		19,759
Other liabilities - non derivatives	1,661	-	59	673	1,811	31,002		35,206
Other liabilities - derivatives	-	-	963	3,554	3,684	-		8,201
Total	115,067	58,151	164,843	40,228	71,809	31,002		481,100

Off-balance liabilities (see note 34)
Guarantees	33,568							33,568
Irrevocable facilities	3,199							3,199
Committed facilities	51,520							51,520

* includes equity accounted investments, property and equipment, goodwill and other intangibles, assets which are held for sale, accrued income and prepaid expenses, tax and other assets.

Maturity based on contractual undiscounted cash flows for the year ended 31 December 2008:

	On demand	Trading derivatives	≤ 1year	> 1 year- ≤ 5 years	> 5 years	Maturity not applicable	Total
Assets
Cash and balances at central banks	5,400	-	426	-	50	-	5,876
Financial assets held for trading	21,327	178,896		-	-	12,430	212,653
Financial investments	-	-	7,979	17,166	63,540	1,497	90,182
Loans and receivables - banks	4,237	-	69,445	3,005	1,317	-	78,004
Loans and receivables - customers	33,976	-	73,520	51,979	185,126	-	344,601
Other assets - non derivatives	21	-	509	57	60	32,027	32,674
Other assets - derivatives	-	-	1,976	151	547	-	2,674
Total	64,961	178,896	153,855	72,358	250,640	45,954	766,664

Liabilities
Financial liabilities held for trading	5,413	186,674	-	-	-	-	192,087
Due to banks	25,309	-	65,461	4,816	1,376	-	96,962
Due to customers	79,226	-	118,548	8,204	7,599	-	213,577
Issued debt securities	608	-	45,360	47,921	35,474	-	129,363
Subordinated liabilities	-	-	1,551	1,005	16,835	-	19,391
Other liabilities - non derivatives	3,757	-	40	56	57	20,888	24,798
Other liabilities - derivatives	-	-	2,403	436	2,303	-	5,142
Total	114,313	186,674	233,363	62,438	63,644	20,888	681,320

Off-balance liabilities (see note 34)
Guarantees	37,509						37,509
Irrevocable facilities	4,639						4,639
Committed facilities	63,436						63,436

Interest rate risk of the banking book
The Earnings Risk table below shows the cumulative sensitivity of net interest income and equity over a time horizon of 12 and 24 months, under ’rate rise’ and ‘rate fall’ scenarios. Sensitivity is defined as the percentage change in net interest income relative to a base case scenario. The base case scenario assumes continuation of the present yield curve environment. The ‘rates rise’ and ‘rates fall’ scenarios assume a gradual parallel shift of the yield curve during 12 months, after which the curve remains unchanged. The sensitivity analysis is limited to the euro as this is the main currency in which ABN AMRO has its earnings. The rates rise and rates fall scenarios for the euro are 200 basis points for both years presented. In case of a rate fall there is an effective floor of 0%.

The following table shows the possible cumulative percentage change in income over the relevant time horizon.

Earnings Risk (in percentages)
	Horizon	December 2009	December 2008
Rate rise	One year	(1.1%)	(4.1%)
	Two years	(1.6%)	(5.0%)
Rate fall	One year	(4.5%)	2.4%
	Two years	(9.2%)	0.5%

The Earnings risk table below gives the 2009 cumulative change in net interest income over the relevant time horizon in absolute numbers.

Earnings Risk (in millions of euros)
	Horizon	December 2009	December 2008
Rate rise	One year	(35)	(105)
	Two years	(109)	(271)
Rate fall	One year	(146)	62
	Two years	(610)	26

The Market Value Risk table below shows the sensitivity of the market value of equity to changes in interest rates for the euro. Market value of equity is defined as the discounted value of assets, minus discounted value of liabilities, plus the market value of derivatives and other interest sensitive items in the banking book. Sensitivity is measured as the percentage value change due to an overnight interest rate change shock. The size of the shock is based on observed changes of the curve in a month and a 99% confidence level. The shock rate change for the euro was 50 basis points for both years. Due to the separation of ABN AMRO and related transfers of some portfolios after the take-over both years are not fully comparable.

Market Value Risk (in percentages)
	December 2009	December 2008
Rate rise	(2.5%)	(3.8%)
Rate fall	1.7%	3.3%

Sensitivity analysis is based upon our interest rate risk modelling of assets and liabilities and is used for risk management purposes only. The model above assumes that during the course of the year no other changes are made in the respective portfolio. Earnings Risk shows one possible prediction based upon the model and actual changes in net interest income will vary from the model.

Market risk of the trading books
All trading portfolios are subject to market risk. Several major sources of market risk are interest rate, foreign exchange, equity price, commodity price, credit spread, volatility, and correlation risks. We define market risk as the risk that changes in financial market prices will decrease the value of our trading portfolios. The instruments in our trading portfolios are recognised at fair value and changes in market conditions directly affect net trading income.

Measurement and control
ABN AMRO applies a Value-at-Risk (VaR) methodology to estimate the market risk of its trading portfolios. ABN AMRO uses VaR as its primary tool for the day-to-day monitoring of market risks. The Group Asset and Liability Committee sets limits on the maximum level of VaR at an aggregate level. The risk committees may set VaR limits on lower aggregation levels.

Other control measures used in the market risk management process include historical and stress scenarios, limits on net open positions, interest rate sensitivity per basis point, spread sensitivities, option parameters, position concentrations, and position ageing.

Value-at-Risk
VaR is a methodology for assessing market risk exposure in a single number. VaR is a statistical measure that estimates potential losses and is defined as the predicted loss that might be caused by changes in risk factors under normal circumstances, over a specified period of time, and at a specified level of statistical confidence. ABN AMRO uses a proprietary VaR model that has been approved by the DNB.

The VaR methodology adopted by ABN AMRO for its VaR calculation is historical simulation, using approximately 1.5 years of weighted (exponential decay method) historical data. The VaR is calculated at a 99% confidence level for a one-day holding period using absolute changes for interest rate-related and all implied volatility risk factors, and relative changes for other risk factors. The positions captured by our VaR calculations include derivative and cash positions that are reported as assets and liabilities held for trading. The VaR is reported daily per trading portfolio, per product line, and for ABN AMRO as a whole. It is reported daily to the senior management of the businesses, Group Risk Management, and the responsible members of the Managing Board.

The table below provides the 2009 and 2008 Value at Risk per risk category (99% confidence level, one-day holding period):

(in millions of euros)	For the year ended 31 December 2009				For the year ended 31 December 2008
	Minimum	Maximum	Average	Year-end	Minimum	Maximum	Average	Year-end
Interest rate risk	9.0	74.6	25.8	14.1	28.5	93.8	49.6	68.8
Equity price risk	2.6	21.0	11.2	12.0	12.6	79.9	29.7	19.4
Foreign exchange risk	0.4	16.4	5.1	1.7	2.7	19.6	8.5	13.9
Commodity price risk	0.3	2.5	0.8	0.6	0.4	12.7	2.2	2.0
Diversification effect	-	-	-	(14.3)	-	-	-	(33.4)
Aggregate VaR (1)	7.0	70.7	24.4	14.1	30.7	113.5	57.4	70.7

(1) The maximum (and minimum) for each category occurred on different days and therefore have no direct relation to the maximum (and minimum) of the aggregate Value-at-Risk. The aggregate Value-at-Risk includes the diversification effect of imperfect or negative correlations between certain risk types. Therefore the aggregate Value-at-Risk can be lower than the sum of the individual risk types on the same day (e.g. year-end).

Back testing is performed on the actual and hypothetical profit and loss and the results are reported to the DNB on a quarterly basis. At a 99% confidence level, the statistical expectation is that on one out of every 100 trading days a loss exceeding the VaR occurs. Back testing is an essential instrument for the ex post validation of our internal VaR model.

Stress testing
The limitations of the VaR model mean that it must be supplemented with other statistical tests. These include a series of stress tests, scenarios, and sensitivity stress tests that shed light on the hypothetical behaviour of our portfolio and the impact of extreme market movements on our financial results. Sensitivity stress tests and stress scenarios have been developed internally to reflect specific characteristics of ABN AMRO’s portfolios and are performed daily for each trading portfolio and at several aggregation levels. These apply parallel increases and decreases in a number of risk elements or in one risk element, actual historical scenarios (non-parallel moves in a number of risk elements) or plausible future shocks.

Capital management
ABN AMRO manages capital to comply with the rules on capital adequacy based on the Bank for International Settlements’ guidelines and Dutch Central Bank (‘DNB’) directives. These requirements compare ABN AMRO’s capital with its assets and off-balance sheet exposures, weighted according to the relative risk involved. Capital is also set aside for market risk associated with trading activities. The potential loss on derivatives, which is assessed as the fair value based on market conditions at balance sheet date, is increased by a percentage of the relevant notional amounts, depending on the nature and remaining term of the contract. This method takes into account the possible adverse development of the fair value during the remaining term of the contract.

The primary capital measure, referred to as ‘Tier 1 capital’ consists of shareholders’ equity (net of gains/losses not recognised in income) and qualifying subordinated liabilities less goodwill and capital deductions. Tier 2 capital represents additional qualifying subordinated liabilities, taking into account the remaining maturities. Core tier 1 capital is tier 1 capital excluding qualifying subordinated liabilities.

Subsequent to its acquisition by RFS Holdings, ABN AMRO received approval for a transitional period from the DNB to report figures on the basis of Basel I until legal separation. In accordance with this, specific minimal requirements have been set for the tier 1 and total capital ratios, including a requirement to treat capital deductions in the same manner as required by Basel II.

In this respect the minimum required ratios, as determined by the DNB, were increased in 2008 and remained unchanged for 2009. The minimum Tier 1 ratio required is 9% (2007: 4%) and the minimum total capital ratio is 12.5% (2007: 8%). ABN AMRO has exceeded these standards throughout the year including at balance sheet date with a Tier 1 ratio of 19.9% (2008: 10.9%), of which the core Tier 1 ratio is 16.9% (2008: 10.1%). The total capital ratio is 25.5% (2008: 14.4%) at 31 December 2009.

The management of these ratios reflects a total capital base increase of 17.9% (2008: decreased by 25.1%) to EUR 29.9 billion at 31 December 2009 (2008: EUR 25.4 billion) and a Risk weighted assets reduction of EUR 58.5 billion to EUR 117.5 billion at 31 December 2009 (2008: 176.0 billion).

Capital ratios are significantly higher than the current minima set by the DNB. This reflects remaining amounts to be repatriated to Santander, and the capital actions undertaken by RBS Group and the Dutch State to enable legal separation. The increase in capital is to ensure standalone compliance; and to meet expected requirements on the transition to Basel II in 2010, for the two separated banks.

The following table analyses ABN AMRO’s capital ratios at 31 December 2009, 2008 and 2007.

(in millions of euros)	2009	2008	2007
Tier 1 capital	23,374	19,152	28,850
Tier 2 capital	6,575	5,981	4,816
Tier 3 capital	-	272	272
Total capital base (including supervisory deductions)	29,949	25,405	33,938

Risk-weighted assets on balance	83,892	119,667	172,059
Off-balance	32,061	43,292	53,611
Market risks	1,582	13,069	6,642
Total risk-weighted assets	117,535	176,028	232,312

Tier 1 capital ratio	19.89%	10.88%	12.42%
Total capital ratio	25.48%	14.43%	14.61%

The following table analyses actual capital and the minimum standard needed in order to comply with supervisory requirements:

	2009		2008
	Required	Actual	Required	Actual
Total capital	14,692	29,949	22,004	25,405
Total capital ratio	12.50%	25.48%	12.50%	14.43%

Tier 1 capital	10,578	23,374	15,843	19,152
Tier 1 capital ratio	9.00%	19.89%	9.00%	10.88%

Core tier 1	n/a	19,845	n/a	17,778
Core tier 1 ratio	n/a	16.88%	n/a	10.10%

As part of the management of capital, the ratios are hedged to mitigate the impact of any material changes in the EUR/USD exchange rate.

ABN AMRO’s investments in foreign operations in currencies other than the USD are hedged on a selective basis. Hedging is considered in cases where the expected currency loss is larger than the interest rate differential between the two currencies that represents the cost of the hedge.

The table shows the sensitivity of our equity capital to a 10% appreciation and 10% depreciation, respectively, in the euro against all foreign currencies.

(in millions of euros)	2009	2008
Euro appreciates 10%	(259)	312
Euro depreciates 10%	259	(312)

39      Use of derivatives

Derivative instruments
ABN AMRO uses derivative instruments (a) to provide risk management solutions to its clients, (b) to manage ABN AMRO’s own exposure to various risks (including interest, currency and credit risks) and (c) for proprietary trading purposes. A derivative is a financial instrument that is settled at a future date and requires little or no initial net investment, and whose value varies in response to changes in the price of another financial instrument, an index or some other variable.

The majority of derivative contracts are arranged as to amount (‘notional’), tenor and price directly with the counterparty (over-the-counter). The remainder are standardised in terms of their amounts and settlement dates and are bought and sold in organised markets (exchange traded).

The notional, or contractual, amount of a derivative represents the reference quantity of the underlying financial instrument on which the derivative contract is based. The value of the derivative contract is typically determined by applying a calculated price to this notional amount, and is the basis upon which changes in the value of the contract are measured. The notional amount provides an indication of the underlying volume of business transacted by ABN AMRO but does not provide any measure of risk, and is not included on the balance sheet.

Positive and negative fair values on different transactions are only netted if the transactions are with the same counterparty and the cash flows will be settled on a net basis, and ABN AMRO has the legal right to offset separate transactions with that counterparty.

Types of derivative instruments
The most common types of derivatives used are as follows:

Forwards are binding contracts to buy or sell financial instruments, most typically currency, on a future date at a specified price. Forward contracts are tailor-made agreements that are transacted between counterparties in the over-the-counter (OTC) market.

Futures are exchange traded agreements to buy or sell a standard quantity of specified grade or type of financial instrument, currency or commodity at a specified future date.

Commodity derivatives are contracts to buy or sell a non-financial item. They can be either exchange traded or OTC.

Swaps are agreements between two parties to exchange cash flows on a specified notional amount for a predetermined period. Most swaps are traded OTC. The major types of swap transactions undertaken by ABN AMRO are as follows:
•
Interest rate swap contracts – typically the contractual exchange of fixed and floating rate interest payments in a single currency, based on a notional amount and a reference interest rate, most commonly LIBOR.

•
Cross currency swaps – the exchange of interest payments based on two different currency principal balances and reference interest rates, and usually the exchange of principal amounts at the start and end of the contract.

•
Credit default swaps (CDSs) – bilateral agreements under which one party (protection buyer) makes one or more payments to the other party (protection seller) in exchange for an undertaking by the seller to make a payment to the buyer following a specified credit event. Credit default swaps may be on a single name (counterparty) or on a multiple (or basket) of names (counterparties). Settlement following a credit event may be a net cash amount, or cash in return for physical delivery of one or more obligations of the credit entity and is made regardless of whether the protection buyer has actually suffered a loss.

•
Total rate of return swaps - these give the total return receiver exposure to all of the cash flows and economic benefits and risks of an underlying asset, without having to own the asset, in exchange for a series of payments, often based on a reference interest rate, such as LIBOR. The total return payer has an equal and opposite position. A specific type of total return swap is an equity swap.

Options are contractual agreements under which, typically, the seller (writer) grants the purchaser the right, but not the obligation, either to buy (call option) or to sell (put option) by or at a set date, a specified quantity of a financial instrument or commodity at a predetermined price. The purchaser pays a premium to the seller for this right. Options may be traded OTC or on a regulated exchange, and may be traded in the form of a security (warrant).

Derivatives transacted for trading purposes
Most of the derivative transactions relate to sales and trading activities. Sales activities include the structuring and marketing of derivative products to customers to enable them to take, transfer, modify or reduce current or expected risks.

Trading activities are entered into principally for the purpose of generating profits from short-term fluctuations in price or margin, and include market-making, positioning and arbitrage activities:
•	Market making involves quoting bid and offer prices to other market participants with the intention of generating income based on spread and volume
•	Positioning means managing market risk positions with the expectation of profiting from favourable movements in prices, rates or indices
•	Arbitrage activities involve identifying and profiting from price differentials between markets and products.

Derivatives transacted for hedging purposes
ABN AMRO enters into derivative transactions for the purposes of hedging assets, liabilities, forecast transactions, cash flows and credit exposures. The accounting treatment of hedge transactions varies according to the nature of the instrument hedged and whether the hedge qualifies for accounting purposes (see accounting policies).

ABN AMRO also enters into derivative transactions which provide economic hedges for credit risk exposures but do not meet the requirements for hedge accounting treatment, for example, ABN AMRO uses CDSs as economic hedges for credit risk exposures in the loan and traded product portfolios, but generally do not apply hedge accounting to such positions.

Risks of derivative instruments
Derivative instruments are transacted in many trading portfolios, which generally include several types of instruments, not just derivatives. The market risk of derivatives is managed and controlled as an integral part of the market risk of these portfolios. ABN AMRO’s approach to market risk is described in the market risk section.

Derivative instruments are transacted with many different counterparties. The credit risk of derivatives is managed and controlled in the context of ABN AMRO’s overall credit exposure to each counterparty. ABN AMRO’s approach to credit risk is described in the financial credit risk section in note 38. It should be noted that although the values shown on the balance sheet can be an important component of ABN AMRO’s credit exposure, the positive fair values for any one counterparty are rarely an adequate reflection of ABN AMRO’s credit exposure on its derivatives business with that counterparty. This is because, on the one hand, fair values can increase over time (‘potential future exposure’), while on the other hand, exposure may be mitigated by entering into master netting agreements and bilateral collateral arrangements with counterparties.

40      Securitisations and other credit risk mitigants

As part of ABN AMRO’s funding and credit risk mitigation activities, the cash flows of selected financial assets may be transferred to third parties for funding purposes. Substantially all financial assets included in these transactions are typically mortgage or other loan portfolios. The extent of ABN AMRO’s continuing involvement in these financial assets varies by transaction.

Full recognition and continuing involvement
ABN AMRO participates in sales transactions where financial assets and consequently the related cash flows are sold to a special purpose entity (‘SPE’). When in these transactions neither substantially all risks and rewards nor control over the financial assets has been transferred, the entire asset continues to be recognised in the consolidated statement of financial position. In the case of sales transactions involving a consolidated SPE, the retained risks and rewards are usually an interest related spread and/or an exposure on first credit losses. The carrying amounts of the assets and associated liabilities approximated EUR 1,323 million, EUR 4,609 million, and EUR 5,437 million at 31 December 2009, 2008 and 2007, respectively. In the event of a credit downgrade ABN AMRO may be required to post additional collateral in respect of these transactions.

Additionally, ABN AMRO participates in various mortgage related transactions in the Netherlands that have been conducted without the involvement of an SPE. In these transactions, the derecognition criteria are not met and the entire asset continues to be recognised in the consolidated statement of financial position. ABN AMRO also retains exposure to certain interest rate risks. The carrying amounts of these mortgage assets and associated liabilities approximated EUR 146 million, EUR 151 million, and EUR 203 million at 31 December 2009, 2008 and 2007, respectively.

ABN AMRO has not participated in any transaction where partial derecognition of specified portions of an entire financial asset have occurred.

Synthetic transactions
ABN AMRO has synthetic securitisations for an amount of EUR 119 billion (2008: EUR 111 billion). Through a synthetic securitisation ABN AMRO is able to buy obtain protection without the actual transfer of any assets to an SPE. As a result, ABN AMRO as the owner of the assets buys protection to transfer a part of the credit risk on a portfolio of assets to another entity that sells the protection. Although a substantial part of the credit risk related to these loan portfolios is transferred, actual ownership and continued recognition of the portfolio of assets remains with ABN AMRO. If an SPE is involved, the securities are issued by the SPE only, and the third party investors that hold the securities have only recourse to the assets of the SPE and not to ABN AMRO.

The 31 December 2009 balance includes a EUR 34.4 billion transaction entered into in August 2009 with the Dutch State to reduce the credit risk, through a CDS, on the Netherlands mortgage portfolio.

Credit default swaps and guarantees
In addition to the transactions mentioned above, ABN AMRO also uses credit default swaps and guarantees to reduce credit risk for parts of the loan portfolio by selling these risks directly to the capital markets.

At 31 December 2009 ABN AMRO has bought credit protection, in the form of CDSs, for an amount of EUR 10,973 million (2008: EUR 23,413 million) directly from the capital markets. In order to mitigate the income statement volatility associated with the fair value changes of these credit default swaps and in line with ABN AMRO’s risk appetite and hedging strategy, hedges of these credit default swaps are entered into that are based on credit risk indices. The correlation of these with the credit default swaps is monitored and the strategy is adapted where necessary.

On 26 November 2009, The Royal Bank of Scotland Group plc ('RBS Group') and The Royal Bank of Scotland plc ('RBS plc') signed an accession agreement to the UK Government's Asset Protection Scheme ('APS'). This scheme also encompasses some assets within the RBS acquired businesses of ABN AMRO. For these assets ABN AMRO has purchased credit protection through a guarantee and a CDS arrangement with RBS plc to strengthen the capital position and to de-risk future earnings. These arrangements relate to approximately EUR 30.0 billion of covered assets predominately commercial loan facilities.

41      Private equity investments

Private equity investments are either consolidated or held at fair value through income.

Consolidated private equity holdings
Investments of a private equity nature that are controlled by ABN AMRO are consolidated. These holdings represent a wide range of non-banking activities. Personnel and other costs relating to production and manufacturing activities are presented within material expenses. The impact on the income statement of consolidating these investments is set out in the following table.

	Restated 2009	2008	2007
Income of consolidated private equity holdings	27	1,726	3,836
Other income included in operating income	-	(45)	(226)
Share of result included in discontinued operations	394	-	-
Total operating income of consolidated private equity holdings	421	1,681	3,610

Goods and material expenses of consolidated private equity holdings	12	1,278	2,744
Included in personnel expenses	5	176	390
Included in administrative costs	6	136	332
Included in depreciation and amortisation	1	45	168
Share of result on discontinued operations	398	-	-
Total operating expenses	422	1,635	3,634
Operating profit/(loss) before tax of consolidated private equity holdings	(1)	46	(24)

Goods and material expenses include personnel costs relating to manufacturing and production activities.

The assets and liabilities of the consolidated holdings that are allocated to the Non-Core segment are included in the balance sheet as assets and liabilities of businesses held for sale as ABN AMRO has a plan to sell these private equity investments. The total assets of these consolidated entities at 31 December 2009 were EUR 50 million (2008: EUR 435 million), excluding goodwill.

Unconsolidated private equity investments
The private equity investments over which ABN AMRO does not have control are accounted for at fair value with changes through income. Although control is not with ABN AMRO, in many cases ABN AMRO has significant influence, usually evidenced by an equity stake of between 20% and 50%. Significant influence is held in approximately 18 (2008: 29) investments with a positive material fair value. The total fair value of these investments is EUR 244 million at 31 December 2009 (2008: EUR 271 million), operating in various sectors including information technology, life sciences, media and telecommunications.

42      Joint ventures

ABN AMRO’s activities conducted through joint ventures include cash transfer, insurance, finance, lease, global custody and equity capital market transactions. The consolidated financial statements of the joint ventures include the following assets and liabilities, income and expenses, represent ABN AMRO’s proportionate share:

	Restated 2009	Restated 2008
Assets
Financial assets held for trading	-	203
Financial investments	2,731	1,946
Loans and receivables - banks and customers	76	34
Property and equipment	19	17
Accrued income and prepaid expenses	64	56
Other assets	2,107	2,391
Total	4,997	4,647

Liabilities
Financial liabilities held for trading	3	4
Due to banks and customers	9	32
Issued debt securities	51	-
Provisions	2,678	2,142
Other liabilities	2,117	2,391
Total	4,858	4,569

Total operating income	-	-
Operating expenses	-	-
Operating profit	-	-
Tax expense	-	-
Net profit(1)	-	-

(1)Net profit arising from discontinued operations amounted to EUR 5 million in 2009 and EUR 17 million in 2008.

Most significant joint ventures:

	Interest held (%)	Main activities
Neuflize Vie	60	Insurance

43      Remuneration of Managing Board and Supervisory Board

Remuneration Managing Board
The remuneration package, as it has been in place since 2001 for the ABN AMRO Managing Board, was only applicable to the Board members who were appointed before the takeover of ABN AMRO by the Consortium of RBS, Fortis and Santander. By the end of 2008 the last of these Managing Board members left ABN AMRO’s employment.

The Managing Board in 2009 consists of members originating from ABN AMRO and from the Consortium Members, RBS Group and Santander. The remuneration for the Managing Board members from RBS Group and Santander is paid by the respective Consortium Members and is accordingly not included in the tables below.

For the remaining members of the Managing Board who are employed by ABN AMRO two remuneration packages apply. For those Board members who are also designated board members of the future ABN AMRO Bank N.V. integrated with Fortis Bank (Nederland) N.V., the remuneration in 2009 is based on the remuneration package for the Chairman and members of the new ABN AMRO Bank as approved by the designate Supervisory Board and shareholder of the new ABN AMRO Bank. The package currently consists of a base salary of EUR 600,000 for the members and EUR 750,000 for the Chairman. A variable income component as well as various benefits will form part of this remuneration package.

For those Board members who are not joining the Board of the combined bank their previous remuneration package as (Senior) Executive Vice President (‘(S)EVP‘ - member of the Top Executive Group of ABN AMRO) is continued during the Managing Board membership. This remuneration package consists of a fixed salary component of EUR 418,000 per year, short and long term variable income and benefits.

The tables below summarise the salaries, other rewards and bonuses of individual ABN AMRO Managing Board members as they are employed by ABN AMRO and as far as these rewards are included in the income statement.

The following table summarises total reward, ABN AMRO options and shares, and outstanding loans of the members of the Managing Board and Supervisory Board.

(in thousands of euros)	Managing Board		Supervisory Board
	2009	2008	2009	2008
Salaries and other short-term benefits	3,055	2,028	779	725
Pensions	411	353	-	-
Termination benefits	2,571	19,790	-	-
Profit-sharing and bonus payments	875	-	-	-
Share-based payments	26	83	-	-
Loans (outstanding)	2,930	2,868	-	-

The following table summarises the salaries, other rewards and bonuses of individual Managing Board members, as far as these rewards are included in the income statement.

(in thousands of euros)	2009					2008
	Base salary	Other payments(1)	Bonus	Share based payments (2)	Pension costs(3)	Base salary	Other payments(1)	Bonus	Share based payments(2)	Pension costs(3)

G. Zalm	750	-	-	-	204	-	-	-	-	-
M.G.J. de Jong (4)	209	2,571	-	26	30	418	-	-	83	54
R. Teerlink (5)	-	-	-	-	-	171	-	-	-	25
D.A. Cole (6)	348	360	875	-	51	-	-	-	-	-
J. van Hall (7)	500	63	-	-	62	-	-	-	-	-
C.F.H.H. Vogelzang (8)	500	325	-	-	64	-	-	-	-	-
W.G. Jiskoot (9)	-	-	-	-	-	285	4,490	-	-	90
J.Ch.L. Kuiper (10)	-	-	-	-	-	114	-	-	-	52
H.G. Boumeester (11)	-	-	-	-	-	114	3,800	-	-	24
P.S. Overmars (12)	-	-	-	-	-	-	3,500	-	-	-
J.P. Schmittmann (13)	-	-	-	-	-	678	8,248	-	-	108

(1) Other payments are comprised of termination payments, long term incentive payments, deferred cash payments and jubilee gratification.
(2) Share-based payments are calculated in accordance with IFRS 2 by recognising the fair value of the originally equity settled shares or options at grant date over the vesting period. For originally cash-settled transactions these costs are measured at the fair value at settlement date.
(3) Pension costs exclusively comprise pension service cost for the year computed on the basis of IAS 19.
(4) M.G.J. de Jong joined the board on 1 January 2008. As at 28 February 2009 he became a member of the Managing Board on behalf of RBS Group and stepped down on 30 June 2009. Mr de Jong received a termination payment of EUR 2.5 million and currently is involved in a legal procedure claiming an additional termination payment of EUR 4 million. EUR 26 thousand share based payments in 2009 relates to the pro-rated award from RBS that was paid in cash upon the termination of employment. EUR 83 thousand in 2008 share based payment award relates to the RBS Group Restricted Share Plan.
(5) R. Teerlink stepped down on 31 March 2008 and at the same date his employment with ABN AMRO was terminated. As at 28 February 2009 he became a member of the Managing Board on behalf of RBS Group.
(6) D.A. Cole was appointed as Member of the Managing Board on 28 February 2009. Mr Cole’s remuneration is based on the ABN AMRO SEVP contract of employment. On the basis of a retention package agreed in 2007 Mr Cole received a guaranteed bonus of EUR 1,050 thousand with respect to the 2009 performance year. Mr Cole received a long term incentive plan entitlement of EUR 390 thousand in 2008, which was fully accrued in 2009 and is conditionally payable in 2010. The amounts of the bonus and LTIP have been pro-rated to reflect the appointment date. In 2009 Mr Cole also received a jubilee gratification of EUR 35 thousand.
(7) J.van Hall was appointed as Member of the Managing Board on 28 February 2009. Mr Van Hall received a long term incentive plan entitlement of EUR 75 thousand in 2008, which was fully accrued in 2009, and is conditionally payable in 2010. The amount accrued in 2009 was pro-rated to reflect the appointment date.
(8) C.F.H.H. Vogelzang was appointed as Member of the Managing Board on 28 February 2009. Mr Vogelzang received a long term incentive plan entitlement of EUR 390 thousand in 2008, which was fully accrued in 2009, and is conditionally payable in 2010. The amount accrued in 2009 was pro-rated to reflect the appointment date.
(9) W.G. Jiskoot stepped down on 31 May 2008 and received a EUR 4.5 million termination payment (including pension costs).
(10) J.Ch.L. Kuiper retired on 1 March 2008.
(11) H.G. Boumeester stepped down on 29 February 2008 and received a EUR 3.8 million termination payment.
(12) P.S. Overmars stepped down on 31 December 2007 and received a EUR 3.5 million termination payment.
(13) J.P. Schmittmann stepped down on 30 December 2008 and received a EUR 8.0 million termination payment, EUR 192 thousand deferred cash award and EUR 56 thousand jubilee gratification.

Loans from ABN AMRO to Managing Board members

(in thousands of euros)	2009		2008
	Outstanding at 31 December	Interest rate (%)	Outstanding at 31 December	Interest rate (%)
M.G.J. de Jong (1)	-	-	2,868	3.6
G. Zalm (2)	-	-	-	-
D.A. Cole (3)	1,171	3.7	-	-
J. van Hall (4)	284	5.3	-	-
C.F.H.H. Vogelzang (5)	1,475	3.9	-	-
R. Teerlink (6)	-	-	-	-

(1) M.G.J. de Jong was appointed on 1 January 2008 and stepped down on 30 June 2009.
(2) G. Zalm was appointed on 1 January 2009.
(3) D.A. Cole was appointed on 28 February 2009.
(4) J. van Hall was appointed on 28 February 2009.
(5) C.F.H.H. Vogelzang was appointed on 28 February 2009.
(6) R. Teerlink stepped down during 2008 and joined ABN AMRO again as at February 2009 on behalf of RBS Group.

Remuneration Supervisory Board
The table provides information on the remuneration of individual members of the Supervisory Board. As of 1 May 2006 the remuneration was adjusted. The members of the Supervisory Board receive an equal remuneration of EUR 60,000 per annum. For the Vice Chairman this remuneration is EUR 70,000 and for the Chairman EUR 85,000 per annum. For the membership of the Audit Committee an additional allowance of EUR 15,000 is applied on an annual basis. The annual allowance for the members of the Nomination & Compensation Committee and the Compliance Oversight Committee is EUR 10,000. The annual allowance for the Chairman of the Audit Committee is EUR 20,000 and for the Chairmen of the two other Committees EUR 15,000 per annum. The general expenses allowances were abolished and actual business expenses incurred can be declared and are eligible for reimbursement. Supervisory Board members that are not residents in the Netherlands are entitled to general allowances for each Supervisory Board meeting that they attend, namely EUR 7,500 for members who live outside Europe and EUR 5,000 for members who live in Europe. This allowance applies to meetings of both the Supervisory Board and the various committees and is paid only once when meetings are being held on the same day or on consecutive days and is only paid when the members physically attend the meetings.

All amounts are based on a full year, but the actual payment depends on the period of membership during the year. Members of the Supervisory Board are not entitled to emoluments in the form of ABN AMRO shares or options on ABN AMRO shares.

Remuneration of the Supervisory Board as far as chargeable to ABN AMRO (1)

(in thousands of euros)	2009	2008
A.C. Martinez	125	125
A.A. Olijslager	90	90
Mrs. T.A. Maas-de Brouwer	85	85
R.F. van den Bergh (2)	35	70
A. Ruys (2)	35	70
G.J. Kramer	75	75
Mrs. Llopis Rivas	75	75
M. Enthoven (3)	95	7

(1) The remuneration is excluding an attendance fee.
(2) Resigned on 25 June 2009
(3) Appointed on 21 November 2008.

Loans from ABN AMRO to Supervisory Board members
There a no loans from ABN AMRO to Supervisory Board members.

44      Share-based payment plans

Before the acquisition of ABN AMRO by the consortium of RBS, Fortis and Santander ABN AMRO granted long-term share-based incentive awards to members of the Managing Board, other Top Executives and Key Staff under a number of plans.

The plans for the Managing Board consisted of a Performance Share Plan (PSP) and a Share Investment & Matching Plan (SIMP). At a lower level, the PSP was also applicable to the second tier of Top Executives, the SEVPs. Both the SEVPs and the third level of Top Executives, the Corporate EVPs could defer a part of their bonus into the Bank’s shares on the basis of the SIMP. Furthermore, there was a Restricted Share Plan (RSP) applicable for the Corporate EVPs/MDs and Key Staff. Until 2007 all these plans were equity based but the awards took place in the form of phantom shares. The last awards under the PSP and RSP plans were granted in the 2007 performance year, and also the participation in the SIMP took place for the last time in 2007.

Next to the above described plans there was also a cash-settled PSP for the Corporate EVPs for the performance cycle 2005-2008.

With effect from 2005 share options were no longer granted via the Top Executives Plan and from 2006 share options were no longer granted to Key Staff. The options were replaced by restricted shares in line with the changes for the Top Executives in 2005.

All outstanding awards and options under the Bank’s LTIPs were cash settled on 17 October 2007 as a consequence of the take over of ABN AMRO. The total settlement amounted to EUR 1,013 million of which EUR 442 million related to share options, EUR 301 million to originally equity settled share plans and EUR 270 million to phantom shares. With respect to the calculation of the cash settlement amount, the value of an ABN AMRO share was the value of a tendered share on the settlement date, 17 October 2007. This value resulted in EUR 35.60 plus EUR 2.28 representing the value of 0,296 RBS share against the closing price of the RBS share on 17 October 2007. The value (further referred to as Settlement Price) per ABN AMRO Holding N.V. share (a ‘Share’) thus resulted in EUR 37.88.

45      Discontinued operations and assets and liabilities held for sale

The following tables provide a further analysis of the results reporting in the line Results from discontinued operations net of tax.

Discontinued operations
Profits from discontinued operations include the related operating results and when sold, the applicable gain on sale.

Income statement of discontinued operations:

	Restated 2009	Restated 2008	Restated 2007
Operating income	5,308	9,149	15,847
Operating expense	4,200	6,116	9,687
Loan impairment and other credit risk provisions	1,172	1,678	1,891
Operating profit before tax	(64)	1,355	4,269
Gain on disposal	96	16,075	7,312
Profit before tax	32	17,430	11,581
Tax on operating profit	50	470	1,324
Tax arising on disposal	0	0	56
Profit from discontinued operations net of tax	(18)	16,960	10,201

The tables below provide a further breakdown of the operating result and gain on disposal of discontinued operations in 2009 by major lines of business.

	2009	2008	2007
Dutch State acquired businesses
Operating income	5,299	5,189	5,562
Operating expense	4,194	3,786	3,610
Loan impairment and other credit risk provisions	1,172	776	378
Operating profit before tax	(67)	627	1,574
Gain on disposal	0	0	0
Profit from discontinued operations before tax	(67)	627	1,574
Tax on operating profit	50	156	394
Tax arising on disposal	-	-	-
Profit from discontinued operations net of tax	(117)	471	1,180

	2009	2008	2007
Banca Antonveneta, Banco Real and other Santander acquired businesses (including Interbanca)
Operating income	9	3,781	6,917
Operating expense	6	2,173	4,156
Loan impairment and other credit risk provisions	-	902	1,444
Operating profit before tax	3	706	1,317
Gain on disposal	96	13,004	-
Profit before tax	99	13,710	1,317
Tax on operating profit	-	306	569
Profit from discontinued operations net of tax	99	13,404	748

	2009	2008	2007
Asset Management
Operating income	-	179	891
Operating expense	-	157	629
Operating profit before tax	-	22	262
Gain on disposal	-	3,073	-
Profit before tax	-	3,095	262
Tax on operating profit	-	8	91
Profit from discontinued operations net of tax	-	3,087	171

	2009	2008	2007
ABN AMRO North America Holdings and ABN AMRO Mortgage Group Inc
Operating income	-	-	2,477
Operating expense	-	-	1,344
Loan impairment and other credit risk provisions	-	-	69
Operating profit before tax	-	-	1,064
Gain / (loss) on disposal	-	(2)	7,312
Profit / (loss) from discontinued operations before tax	-	(2)	8,376
Tax on operating profit	-	-	270
Tax arising on disposal	-	-	56
Profit / (loss) from discontinued operations net of tax	-	(2)	8,050

	2009	2008	2007
Bouwfonds non-mortgage business
Operating income	-	-	-
Operating expense	-	-	(52)
Loan impairment and other credit risk provisions	-	-	-
Operating profit before tax	-	-	52
Gain on disposal	-	-	-
Profit from discontinued operations before tax	-	-	52
Tax on operating profit	-	-	-
Tax arising on disposal	-	-	-
Profit from discontinued operations net of tax	-	-	52

Businesses held for sale
The major classes of assets and liabilities classified as held for sale as at 31 December are as follows:

	2009	2008
Assets
Cash and balances at central banks	146	37
Financial assets held for trading	494	-
Financial investments	582	566
Loans and receivables-banks	84	79
Loans and receivables-customers	3,284	255
Property and equipment	55	72
Goodwill and other intangible assets	30	202
Accrued income and prepaid expenses	46	17
Other assets	168	355
Assets of businesses held for sale	4,889	1,583

Liabilities
Financial assets held for trading	474	-
Due to banks	66	8
Due to customers	7,823	378
Issued debt securities	(12)	220
Provisions	286	12
Accrued expenses and deferred income	74	13
Other liabilities	177	233
Subordinated liabilities	6	-
Liabilities of businesses held for sale	8,894	864
Net assets directly associated with disposal business	(4,005)	719

Net assets directly associated with disposal businesses represent the balance of net assets and excludes intercompany balances.

As at 31 December 2009 the assets and liabilities of businesses held for sale represent balances of a number of RBS acquired businesses in the Asian region, loan portfolios in the Latin American region and remaining Private Equity portfolios within the Central Items business segment. As at 31 December 2008 these balances mainly consisted of the Private Equity businesses and some smaller businesses acquired by Santander in Latin America.

Cash flows attributable to discontinued operations:

	Restated 2009	Restated 2008	Restated 2007
Net cash flows from operating activities	12,916	(3,112)	(2,355)
Net cash flows from investing activities	(5,805)	1,215	(642)
Net cash flows from financing activities	(7,178)	(3,482)	5,004

46      Related parties

ABN AMRO has a related party relationship with associates, joint ventures, key management and shareholders of its parent company, RFS Holdings. The shareholders of RFS Holdings are RBS Group, Santander and the Dutch State. The ultimate consolidating parent of ABN AMRO, RBS Group, is controlled by the UK Government. Both the UK Government and the Dutch State are therefore related parties.

Parties are considered to be related if one party has the ability to control or exercise significant influence over the other party in making financial or operational decisions. ABN AMRO enters into a number of banking transactions with related parties in the normal course of business. These transactions, which include loans, deposits and foreign currency transactions, have taken place on an arm’s length basis. These transactions are carried out on commercial terms and at market rates. Employees are offered preferential terms for certain banking products. No allowances for loan losses have been recognised in respect of loans to related parties in 2009 and 2008.

Transactions conducted directly with the Dutch State and UK Government are limited to normal banking transactions, taxation and other administrative relationships with the exception of the mandatory convertible securities and guarantee of the Dutch State. In addition ABN AMRO participates in the Dutch State treasuries market and utilises the liquidity support made available to all banks regulated by the DNB.

There may be other significant transactions with entities under the common control of or subject to significant influence by the UK Government. These would include, amongst others, loans, deposits, guarantees, fee based relationships, or equity holdings. Disclosure is made of any significant transactions with these entities.

Balances with joint ventures and associates

	2009		2008
	Joint Ventures	Associates	Joint Ventures	Associates

Receivables	25	165	143	201
Liabilities	54	73	-	139
Guarantees given	-	7	-	332
Irrevocable facilities	-	22	-	8
Income received	28	70	40	68
Expenses paid	26	4	37	2
Total	133	341	220	750

Balances with Consortium Members

	2009		2008
	RBS	Santander	RBS	Santander

Financial assets held for trading	25,537	232	56,529	1,525
Loans and receivables	10,306	7,911	7,144	7,900
Other assets	3,049	-	211	-

Financial liabilities held for trading	28,505	298	59,436	1,519
Due to banks	5,872	1	8,026	2
Other liabilities	4,502	-	838	-

Guarantees given	108	-	23	-
Irrevocable facilities	43	-	-	-
Recoverable facilities	-	-	-	10
Payment commitments	-	-	2,181	-

Financial assets and liabilities positions held for trading with RBS include positions of which risks have been transferred to RBS in 2008. The assets and liabilities can not be offset under IFRS, however master netting agreements are in place that reduce the credit risk in the assets. As Fortis has left the Consortium, no balances have been included for 2009 and comparative balances have not been included to conform with current year presentation.

Refer to note 40: Securitisations and other credit risk mitigants for details on credit protection purchased from RBS plc in the form of a guarantee and a CDS.

Balances with the Dutch State

	2009	2008
Assets
Balances at central banks	22,994	1,225
Financial assets held for trading	72	203
Financial investments – available-for-sale	6,800	3,866

Liabilities
Deposits by banks	7,637	2,320
Subordinated liabilities (refer to note 30)	2,600	-

Tax balances
Current tax asset	351	394
Current tax liability	22	-
Deferred tax asset	740	719
Deferred tax liability	6	-
Tax on profit	63	(21)
Receipts from tax authorities	61	42

Refer to note 40: Securitisations and other credit risk mitigants for details on credit protection purchased from the Dutch state in the form of a CDS.

Balances with the UK Government and its related parties

	2009			2008
	Bank of England	Banks	Total	Bank of England	Banks	Total
Assets
Balances at central banks	19	-	19	30	-	30
Debt securities	-	-	-	20	11	31
Loans and advances to banks	-	-	-	-	30	30
Derivatives	-	-	-	-	-	4

Liabilities
Deposits by banks	-	-	-	-	30	30
Derivatives	-	699	699	-	-	3

UK central and local government

	2009	2008
Debt securities	10	9
Tax balances
Current tax asset	35	28
Current tax liability	10	-
Deferred tax asset	4,181	3,320
Deferred tax liability	13	-
Tax on profit	(634)	(2,892)
Receipts from tax authorities	-	5

The deferred tax asset predominantly relates to losses incurred on businesses which are in the process of transferring to RBS plc. RBS Group has agreed to reimburse ABN AMRO for the value of the losses attached to the transferring businesses.

47      Post balance sheet events

On 5 February 2010 ABN AMRO made a distribution of EUR 7.5 billion of capital to the parent of ABN AMRO Holding, RFS Holdings B.V., for the benefit of Santander. The boards of ABN AMRO Holding have furthermore resolved to make a further distribution for an amount in the range of EUR 1.2 to 1.5 billion for the benefit of Santander, subject to Dutch Central Bank approval, immediately before legal separation. After such further distribution, the indirect interest of Santander in ABN AMRO will have decreased to its share in the remaining Shared Assets.

On 6 February 2010 the ABN AMRO Group announced the legal renaming of ABN AMRO Bank N.V. to The Royal Bank of Scotland N.V.

On 8 February 2010 ABN AMRO announced that on 6 February 2010, the businesses of ABN AMRO acquired by the Dutch State were legally demerged from the RBS acquired businesses in accordance with the demerger filing as lodged with the Chamber of Commerce on 30 September 2009. As a result, there are now two separate banks within ABN AMRO Holding N.V., The Royal Bank of Scotland N.V. ('RBS N.V.') and the new entity named ABN AMRO Bank N.V., each licensed separately by the Dutch Central Bank. Both banks are governed by the current managing and supervisory boards of ABN AMRO Holding N.V. until the legal separation of the new ABN AMRO Bank N.V. from ABN AMRO Holding N.V.

On 11 March 2010 a request for a Declaration of Non-Objection (‘DNO’) on the separation of ABN AMRO Bank N.V. from ABN AMRO Holding NV by means of sale to ABN AMRO Group N.V. was submitted to the DNB. The sale is planned to be executed on 1 April 2010.

On 4 January 2010 the RBS Group announced the lapse of sale of the sale of The Royal Bank of Scotland Limited (RBS Pakistan) to MCB Bank Limited (MCB). The RBS Group continues to pursue the sale of the Pakistan operations with other buyers.

On 8 January 2010 the RBS Group and ABN Bank N.V. reached an agreement to sell to The Bank of America certain offshore loans, loan participations, credit facilities or other extensions of credit generated by or related to its operations in Argentina, Chile and Venezuela. A loss relating to this sale of EUR 179 million was recognized in the 2009 results.

There have been no other significant events between the year end and the date of approval of these accounts which would require a change to or disclosure in the accounts.

48      Major subsidiaries and participating interests

Unless otherwise stated, ABN AMRO’s interest is 100% or almost 100%, on 17 March 2010. Those major subsidiaries and participating interests that are not 100% consolidated but are accounted for under the equity method (a) or proportionally consolidated (b) are indicated separately. For renamed entities, the entity names used are those applicable as at 26 March 2010.

As at 31 December 2009, ABN AMRO Holding had two subsidiaries: ABN AMRO Bank N.V. and ABN AMRO II N.V. renamed ABN AMRO Bank N.V. on 6 February 2010. ABN AMRO II N.V. did not have any subsidiaries as at 31 December 2009.

On 6 February 2010, the majority of the businesses acquired by the Dutch State were legally demerged from ABN AMRO Bank N.V. Effective at the same date, the existing legal entity, ABN AMRO Bank N.V. was renamed The Royal Bank of Scotland N.V. and the legal entity into which the Dutch State acquired businesses were demerged was also renamed from ABN AMRO II N.V. to ABN AMRO Bank N.V. (the ‘new ABN AMRO Bank’).

The Royal Bank of Scotland N.V., Amsterdam (formerly ABN AMRO Bank N.V.), Amsterdam

Netherlands
RBS Ventures II B.V., Amsterdam
RBS Participaties B.V., Amsterdam
Hollandsche Bank-Unie N.V., Rotterdam

Europe (Outside the Netherlands)
RBS Global Banking (Luxembourg) S.A., Luxembourg
RBS Bank (Polska) S.A., Warsaw
RBS Bank (Romania) S.A., Bucharest
The Royal Bank of Scotland ZAO, Moscow
RBS Corporate Finance Limited, London
CM Capital Markets Holding S.A., Madrid (45.20%) (a)
RBS Hoare Govett Limited, London

North America
RBS Capital Markets (Canada) Limited., Toronto
The Royal Bank of Scotland Mexico S.A. Institucion de Banca Multiple, Mexico City
RBS WCS Holding Company, New York
RBS Capital (USA) LLC, Chicago

South America
The Royal Bank of Scotland (Chile), Santiago de Chile
The Royal Bank of Scotland (Colombia) S.A., Bogota
RBS Securities (Venezuela) C.A., Caracas
RBS Finance (Chile) S.A., Santiago de Chile
RBS Securitizadora S.A., Santiago de Chile

Rest of the World
RBS Asia Limited, Hong Kong
RBS Asia Corporate Finance Ltd., Hong Kong
The Royal Bank of Scotland Berhad, Kuala Lumpur
ABN AMRO Bank (China) Co. Ltd., Shanghai
ABN AMRO Leasing (China) Co. Ltd., Beijing
JSC SB RBS (Kazakhstan) Ltd., Almaty (80%)
Royal Bank of Scotland Uzbekistan MB, Tashkent (58.82%)
The Royal Bank of Scotland Limited, Karachi (99.22%)
RBS Business Services Private Limited, Mumbai
RBS Financial Services (India) Private Limited, Mumbai
The Royal Bank of Scotland Securities (Kazakhstan) JSC, Almaty
RBS Group (Australia) Pty Limited, Sydney

RBS Asset Securitisation (Australia) Pty Limited, Sydney
RBS Corporate Finance (Australia) Limited, Sydney
RBS Nominees (Australia) Pty Limited., Sydney
RBS Equities (Australia) Limited, Sydney
RBS Equity Capital Markets (Australia) Limited, Sydney
RBS Funds Management (Australia) Limited, Sydney
RBS Group (New Zealand) Limited, Auckland
RBS (New Zealand) Limited, Auckland
Saudi Hollandi Bank, Riyadh (40%) (a)

ABN AMRO Bank N.V. (formerly ABN AMRO II N.V.), Amsterdam

Netherlands
AA Interfinance B.V., Amsterdam
ABN AMRO Arbo Services B.V., Amsterdam
ABN AMRO Groenbank B.V., Amsterdam
ABN AMRO Hypotheken Groep B.V., Amersfoort
ABN AMRO Jonge Bedrijven Fonds B.V., Amsterdam
ABN AMRO Participaties Fund I B.V., Amsterdam
Altajo B.V., Amsterdam (50%) (b)
Amstel Lease Maatschappij N.V., Utrecht
Delta Lloyd ABN AMRO Verzekeringen Holding B.V., Zwolle (49%) (a)
IFN Group B.V., Rotterdam
MoneYou B.V., Hoevelaken
New HBU II N.V., Amstelveen
Solveon Incasso B.V., Utrecht
Stater N.V., Amersfoort

Rest of the World
ABN AMRO Bank (Luxembourg) S.A., Luxembourg
ABN AMRO Bank (Switzerland) A.G., Zurich
ABN AMRO Life Capital Belgium N.V., Brussels
ABN AMRO Life S.A., Luxembourg
Banque Neuflize OBC SA, Paris (99.86%)
Delbrück Bethmann Maffei AG, Frankfurt am Main
Neuflize Vie (60%), Paris

The list of participating interests for which statements of liability have been issued, has been filed with the Chamber of Commerce in Amsterdam.

The majority of the ABN AMRO’s subsidiaries and participating investments are regulated entities and therefore their ability to transfer funds to ABN AMRO is subject to regulatory approvals.

49      Supplemental condensed consolidating financial information

ABN AMRO Bank N.V. is a wholly owned subsidiary of ABN AMRO and is able to offer and sell certain securities in the US from time to time pursuant to a registration statement on Form F-3 filed with the SEC. ABN AMRO has fully and unconditionally guaranteed the obligations of ABN AMRO Bank N.V. that have been incurred: this guarantee includes all securities issued by ABN AMRO Bank N.V.

ABN AMRO Bank N.V. utilises an exception in Rule 3-10 of Regulation S-X and therefore does not file its financial statements with the SEC. In accordance with the requirement to qualify for the exception, presented below is condensed consolidating financial information for (i) ABN AMRO Holding N.V., on a standalone basis as guarantor ('Holding Company'); (ii) ABN AMRO Bank N.V. on a standalone basis ('Bank Company'); (iii) other subsidiaries of ABN AMRO on a combined basis ('Subsidiaries'); (iv) consolidation adjustments ('Eliminate and reclassify'); and total consolidated amounts ('ABN AMRO consolidated').

The condensed consolidated financial information is prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and IFRS as issued by the IASB, where ABN AMRO has applied Rule 3-10 of Regulation S-X which requires a company to account for its investments in subsidiaries using the equity method, differing from IAS 27 which requires ABN AMRO account for investments in their subsidiaries at cost subject to impairment.

The following consolidating information presents condensed balance sheets at 31 December 2009 and 2008 and condensed statements of income and cash flows for the years ended 31 December 2009, 2008 and 2007 of Holding Company, Bank Company and its subsidiaries.

The condensed statement of financial position at 31 December 2009 and 2008 are presented in the following tables:

Supplemental condensed consolidating statement of financial position as at 31 December 2009

	Holding company	Bank company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated
Cash and balances at central banks	-	27,026	1,355	1	28,382
Financial assets held for trading	-	74,495	4,206	(643)	78,058
Financial investments	-	109,278	6,022	(40,403)	74,897
Loans and receivables-banks	6,600	142,272	139,926	(249,139)	39,659
Loans and receivables-customers	-	143,613	90,778	(16,145)	218,246
Equity accounted investments (2)	12,320	8,316	576	(20,356)	856
Property and equipment	-	1,187	773	1	1,961
Goodwill and other intangible assets	-	300	345	-	645
Assets of businesses held for sale	-	3,766	1,123	-	4,889
Accrued income and prepaid expenses	-	4,580	1,291	-	5,871
Tax assets	-	5,526	498	(2)	6,022
Other assets	-	4,266	5,591	2	9,859
Total assets	18,920	524,625	252,484	(326,684)	469,345

Financial liabilities held for trading	-	60,177	2,510	-	62,687
Due to banks	33	148,833	130,829	(233,550)	46,145
Due to customers	-	196,237	32,145	(31,734)	196,648
Issued debt securities	-	72,817	63,888	(41,045)	95,660
Provisions	-	1,275	3,516	(1)	4,790
Liabilities of businesses held for sale	-	6,573	2,321	-	8,894
Accrued expenses and deferred income	-	5,594	1,399	1	6,994
Tax liabilities	6	157	414	1	578
Other liabilities	1	8,424	5,066	(2)	13,489
Subordinated liabilities	-	12,223	2,320	1	14,544
Shareholders equity attributable to the parent company	18,880	12,315	8,039	(20,354)	18,880
Non-controlling interests	-	-	37	(1)	36
Total liabilities and equity	18,920	524,625	252,484	(326,684)	469,345

(1) Includes ABN AMRO II N.V.
(2) Includes participating interest in group companies which are eliminated.

Supplemental condensed consolidating statement of financial position as at 31 December 2008

	Holding company	Bank company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated
Cash and balances at central banks	-	4,184	1,670	-	5,854
Financial assets held for trading	-	208,132	5,199	(678)	212,653
Financial investments	-	94,144	6,593	(33,676)	67,061
Loans and receivables-banks	-	163,197	113,983	(201,614)	75,566
Loans and receivables-customers	-	193,527	94,339	(17,359)	270,507
Equity accounted investments (1)	17,130	10,097	587	(27,018)	796
Property and equipment	-	1,319	716	-	2,035
Goodwill and other intangible assets	-	674	250	-	924
Assets of businesses held for sale	-	418	1,165	-	1,583
Accrued income and prepaid expenses	-	5,499	1,512	-	7,011
Tax assets	-	4,653	447	-	5,100
Other assets	-	11,498	6,229	-	17,727
Total assets	17,130	697,342	232,690	(280,345)	666,817

Financial liabilities held for trading	-	189,886	2,201	-	192,087
Due to banks	8	154,423	111,344	(171,155)	94,620
Due to customers	-	232,367	24,456	(47,819)	209,004
Issued debt securities	-	74,674	70,976	(34,354)	111,296
Provisions	-	1,113	3,031	-	4,144
Liabilities of businesses held for sale	-	484	380	-	864
Accrued expenses and deferred income	-	6,880	1,538	-	8,418
Tax liabilities	45	278	377	-	700
Other liabilities	-	8,964	6,048	-	15,012
Subordinated liabilities	-	11,147	2,402	-	13,549
Shareholders equity attributable to the parent company	17,077	17,130	9,887	(27,017)	17,077
Non-controlling interests	-	(4)	50	-	46
Total liabilities and equity	17,130	697,342	232,690	(280,345)	666,817

(1) Includes participating interest in group companies which are eliminated.

The condensed income statements for 2009, 2008 and 2007 are presented in the following tables:

Supplemental condensed consolidating statement of income 2009(1)

	Holding company	Bank company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated
Net interest income	26	1,379	264	-	1,669
Results from consolidated subsidiaries	(4,400)	(130)	-	4,530	-
Net commissions	-	509	514	-	1,023
Trading income	-	1,049	403	-	1,452
Results from financial transactions	-	(2,209)	(302)	-	(2,511)
Other operating income	-	(263)	25	-	(238)
Total operating income	(4,374)	335	904	4,530	1,395
Operating expenses	1	3,818	802	-	4,621
Provision loan losses	-	1,498	123	-	1,621
Operating profit/(loss) before tax	(4,375)	(4,981)	(21)	4,530	(4,847)
Taxes	6	(581)	110	-	(465)
Discontinued operations	(18)	(114)	383	(269)	(18)
Profit/(loss) for the year	(4,399)	(4,514)	252	4,261	(4,400)
Non-controlling interests	-	-	(1)	-	(1)
Net profit/(loss) attributable to shareholders of the parent company	(4,399)	(4,514)	253	4,261	(4,399)

(1) Amounts restated for the classification of the Dutch State acquired businesses as discontinued operations.

Supplemental condensed consolidating statement of income 2008(1)

	Holding company	Bank company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated
Net interest income	178	1,860	522	-	2,560
Results from consolidated subsidiaries	(13,512)	(654)	-	14,166	-
Net commissions	-	694	613	-	1,307
Trading income	-	(9,924)	410	-	(9,514)
Results from financial transactions	-	(759)	(1,106)	-	(1,865)
Other operating income	-	127	1,738	-	1,865
Total operating income	(13,334)	(8,656)	2,177	14,166	(5,647)
Operating expenses	1	5,053	2,789	-	7,843
Provision loan losses	-	2,504	107	-	2,611
Operating profit/(loss) before tax	(13,335)	(16,213)	(719)	14,166	(16,101)
Taxes	45	(2,701)	(80)	-	(2,736)
Discontinued operations	16,960	7,411	464	(7,875)	16,960
Profit/(loss) for the year	3,580	(6,101)	(175)	6,291	3,595
Non-controlling interests	-	-	15	-	15
Net profit/(loss) attributable to shareholders of the parent company	3,580	(6,101)	(190)	6,291	3,580

(1) Amounts restated for the classification of the Dutch State acquired businesses as discontinued operations.

Supplemental condensed consolidating statement of income 2007(1)

	Holding company	Bank company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated
Net interest income	26	701	428	-	1,155
Results from consolidated subsidiaries	(362)	2,446	-	(2,084)	-
Net commissions	-	1,533	778	-	2,311
Trading income	-	633	331	-	964
Results from financial transactions	-	444	653	-	1,097
Other operating income	-	91	4,818	-	4,909
Total operating income	(336)	5,848	7,008	(2,084)	10,436
Operating expenses	2	6,288	4,885	-	11,175
Provision loan losses	-	307	32	-	339
Operating profit before tax	(338)	(747)	2,091	(2,084)	(1,078)
Taxes	15	(385)	(482)	-	(852)
Discontinued operations	10,201	10,201	1,517	(11,718)	10,201
Profit for the year	9,848	9,839	4,090	(13,802)	9,975
Non-controlling interests	-	-	127	-	127
Net profit attributable to shareholders of the parent company	9,848	9,839	3,963	(13,802)	9,848

(1) Amounts restated for the classification of the Dutch State acquired businesses as discontinued operations.

The condensed consolidating statement of cash flows 2009, 2008 and 2007 are presented in the following tables:

Supplemental condensed consolidating statement of cash flows 2009

	Holding company	Bank company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated
Total net cash flows from operating activities	(20)	58,096	(11,783)	(1,034)	45,259
Net outflow of investment/sale of securities investment portfolios	-	(8,527)	611	-	(7,916)
Net outflow of investment/sale of participating interests	-	22	6	-	28
Net outflow of investment/sale of property and equipment	-	(99)	(115)	-	(214)
Net outflow of investment of intangibles	-	(133)	(27)	-	(160)
Net cash flows from investing activities	-	(8,737)	475	-	(8,262)
Net increase (decrease) of subordinated liabilities	-	220	833	-	1,053
Net increase (decrease) of long-term funding	-	(15,496)	5,477	-	(10,019)
Net increase (decrease) of (treasury) shares	-	-	-	-	-
Other changes in equity	6,600	-	6	-	6,606
Cash dividends paid	-	-	(1,034)	1,034	-
Net cash flows from financing activities	6,600	(15,276)	5,282	1,034	(2,360)
Currency translation differences on cash and cash equivalents	-	(368)	(46)	-	(414)
Cash flows	6,580	33,715	(6,072)	-	34,223

Supplemental condensed consolidating statement of cash flows 2008

	Holding company	Bank company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated
Total net cash flows from operating activities	16,403	(12,469)	(39,722)	(1,627)	(37,415)
Net outflow of investment/sale of securities investment portfolios	-	9,178	9,101	-	18,279
Net outflow of investment/sale of participating interests	-	3	23,859	-	23,862
Net outflow of investment/sale of property and equipment	-	(116)	(226)	-	(342)
Net outflow of investment of intangibles	-	(201)	(78)	-	(279)
Net cash flows from investing activities	-	8,864	32,656	-	41,520
Net increase (decrease) of subordinated liabilities	-	(881)	471	-	(410)
Net increase (decrease) of long-term funding	-	(19,706)	1,335	-	(18,371)
Net increase (decrease) of (treasury) shares	3,708	-	-	-	3,708
Other changes in equity	-	-	7	-	7
Cash dividends paid	(19,213)	-	(1,627)	1,627	(19,213)
Net cash flows from financing activities	(15,505)	(20,587)	186	1,627	(34,279)
Currency translation differences on cash and cash equivalents	-	3,855	120	-	3,975
Cash flows	898	(20,337)	(6,760)	-	(26,199)

Supplemental condensed consolidating statement of cash flows 2007

	Holding company	Bank company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated
Total net cash flows from operating activities	113	9,541	(13,928)	(609)	(4,883)
Net outflow of investment/sale of securities investment portfolios	–	148	(4,106)	–	(3,958)
Net outflow of investment/sale of participating interests	–	(27)	15,262	–	15,235
Net outflow of investment/sale of property and equipment	–	(114)	(100)	–	(214)
Net outflow of investment of intangibles	–	(280)	(245)	–	(525)
Net cash flows from investing activities	–	(273)	10,811	–	10,538
Net increase (decrease) of subordinated liabilities	–	(668)	966	–	298
Net increase (decrease) of long-term funding	–	(2,988)	9,339	–	6,351
Net increase (decrease) of (treasury) shares	(1,223)	–	–	–	(1,223)
Other changes in equity	(743)	–	(980)	–	(1,723)
Cash dividends paid	(1,540)	–	(609)	609	(1,540)
Net cash flows from financing activities	(3,506)	(3,656)	8,716	609	2,163
Currency translation differences on cash and cash equivalents	–	(75)	137	–	62
Cash flows	(3,393)	5,537	5,736	–	7,880

Other information
The parent company financial statements are included in this condensed consolidating footnote. The number of ordinary shares in issuance at 31 December 2009 was 3,306,843,332 (2008: 3,306,843,332 and 2007: 1,936,847,516). The total number of authorised ordinary shares amounts to 8,400,000,400.

Proposed profit appropriation of ABN AMRO Holding, pursuant to article 37.2 and 37.3 of the articles of association, is as follows:

(in millions of euros)	2009	2008	2007
(Release from) / addition to reserves	(4,399)	(15,633)	8,777
Dividends on ordinary shares	-	19,213	1,071
	(4,399)	3,580	9,848
Dividends on preference shares	-	-	36

SECTION 7       OTHER INFORMATION

Management’s report on internal control over financial reporting under the Dutch Code

Under Best practice provision II.1.5 of the Dutch Corporate Governance Code, the ABN AMRO Managing Board is requested to substantiate the operation of the internal risk management and control system during the year under review, and to state its adequacy and effectiveness.

ABN AMRO’s internal risk management and control system is a process, effected by the Managing Board, management, and other personnel, which is designed to provide reasonable assurance regarding the achievement of objectives in the following categories: (i) effectiveness and efficiency of operations; (ii) reliability of financial reporting; and (iii) compliance with laws and regulations. It has been adjusted and improved during the year under review, to reflect changes resulting from transition of the ABN AMRO businesses.

Different sections of this Annual Report, including Section 4: ‘Risk and the Capital Management’, elaborate on ABN AMRO’s identified risks, such as credit risk, funding liquidity risk, market risk, financial reporting risk, operational risk, compliance and regulatory risk, legal risk, financial reporting risk, and other risks.

Due to its inherent limitations, ABN AMRO’s internal risk management and control system does not provide certainty on either the realisation of operational and financial business objectives, or that these systems can at all times prevent misstatements, inaccuracies, errors, fraud and non-compliance with rules and regulations.

ABN AMRO’s assessment of the internal risk management and control system is based on criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. The evaluation of the adequacy and effectiveness of the internal risk management and control system including changes and improvements of it during the year have been discussed with the Supervisory Board and its Audit Committee.

Based on the assessment of the adequacy and effectiveness of the internal risk management and control system, the Managing Board believes that best practice provision II.1.5 of the Dutch Corporate Governance Code is fulfilled.

Managing Board

Amsterdam, 26 March 2010

Management’s report on the Annual Report

The Managing Board certifies that, to the best of their knowledge:
(i)	the financial statements give a true and fair view, in all material respects, of the assets, liabilities, financial position and profit and loss of ABN AMRO Holding N.V. and its consolidated entities;
(ii)	the annual report gives a true and fair view, in all material respects, of ABN AMRO Holding N.V. and its related entities as per 31 December 2009 and their state of affairs during 2009; and
(iii)	the annual report describes the material risks that ABN AMRO Holding N.V. is facing.

Managing Board

Amsterdam, 26 March 2010

Management’s report on internal control over financial reporting under section 404 of the Sarbanes-Oxley Act

Under Section 404 of The Sarbanes-Oxley Act of 2002, ABN AMRO is required to assess the effectiveness of its internal control over financial reporting as of 31 December 2009 and report, based on that assessment, whether ABN AMRO’s internal controls over financial reporting are effective.

The management is responsible for establishing and maintaining adequate internal control over financial reporting for ABN AMRO as defined in Rule 13(a) - 15(f) under the Securities Exchange Act of 1934, as amended.

ABN AMRO’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. For ABN AMRO, generally accepted accounting principles refers to International Financial Reporting Standards as adopted by the EU and IFRS as issued by the IASB.

Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of ABN AMRO and its consolidated entities; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of ABN AMRO are being made only in accordance with authorisations of management and directors of ABN AMRO; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of ABN AMRO’s assets that could have a material effect on the financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ABN AMRO’s management assessed the effectiveness of internal controls over financial reporting as of 31 December 2009. In making this assessment, ABN AMRO used the criteria established by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. ABN AMRO’s assessment included documenting, evaluating and testing of the design and operating effectiveness of its internal control over financial reporting. The management of ABN AMRO reviewed the results of its assessment with the Supervisory Board and its Audit Committee.

The continuing transition of ABN AMRO to its new Consortium Members may have an impact on the control environment in 2010. This is incorporated and monitored as part of the transition management.

Based on this assessment, management concluded that, as of 31 December 2009, ABN AMRO’s internal control over financial reporting was effective. The effectiveness of ABN AMRO’s internal control over financial reporting as of 31 December 2009 has been audited by Deloitte Accountants B.V., an independent registered public accounting firm, as stated in their report appearing on page 196.

Gerrit Zalm
Chairman of the Managing Board

David Cole
Chief Financial Officer

Amsterdam, 26 March 2010

To the Shareholder, Supervisory Board and Managing Board of RBS Holdings N.V. (formerly ABN AMRO Holding N.V.)

Report of Independent Registered Public Accounting Firm

We have audited the accompanying consolidated statements of financial position of RBS Holdings N.V. (formerly ABN AMRO Holding N.V.) and subsidiaries (the "Company") as of 31 December 2009 and 2008, and the related consolidated statements of income, statements of comprehensive income, statements of changes in equity, and statements of cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of the Company for the year ended 31 December 2007 were audited by other auditors whose report, dated 25 March 2008, expressed an unqualified opinion on those statements, before the effects of the retrospective adjustments for (1) incorporating the consolidated statement of comprehensive income and related Note 12 adjustments as required by IAS 1 (revised 2007), (2) the operations discontinued subsequent to 31 December 2007 as discussed in the Accounting Policies, (3) the disclosures for changes in the composition of reportable segments in 2010 as discussed in Note 1 to the consolidated financial statements, and (4) the presentation of discontinued operations in the consolidated statement of cash flows as discussed in the Accounting Policies.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such 2009 and 2008 consolidated financial statements present fairly, in all material respects, the financial position of RBS Holdings N.V. (formerly ABN AMRO Holding N.V.) and subsidiaries at 31 December 2009 and 2008, and the result of their operations and their cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited the retrospective adjustments to the 2007 consolidated financial statements for (1) incorporating the consolidated statement of comprehensive income and related Note 12 adjustments as required by IAS 1 (revised 2007), (2) the operations discontinued subsequent to 31 December 2007 as discussed in the Accounting Policies; (3) the disclosures for changes in the composition of reportable segments in 2010, as discussed in Note 1 to the consolidated financial statements, and (4) the consolidated statement of cash flows restated for the presentation of discontinued operations as discussed in the Accounting Policies. Our procedures included (1) obtaining the Company's underlying accounting analysis prepared by management of the retrospective adjustments for consolidated statement of comprehensive income and related Note 12 adjustments, discontinued operations, reportable segments and cash flows and comparing the retrospectively adjusted amounts to the consolidated financial statements, (2) testing the mathematical accuracy of the accounting analysis, and (3) on a test basis, obtaining the Company's supporting documentation for these adjustments. In our opinion, such retrospective adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2007 consolidated financial statements of the Company other than with respect to the retrospective adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2007 consolidated financial statements taken as a whole.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of 31 December 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report, dated 26 March 2010, expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Accountants B.V.

Amsterdam, The Netherlands, 26 March 2010 (30 September 2010 as to (1) the retrospective adjustments related to the change in the composition of reportable segments described in Note 1 and  (2) operations discontinued in 2010 as discussed in the Accounting Policies)

To the Shareholder, Supervisory Board and Managing Board of RBS Holdings N.V. (formerly ABN AMRO Holding N.V.)

Report of Independent Registered Public Accounting Firm

We have audited the internal control over financial reporting of RBS Holdings N.V. (formerly ABN AMRO Holding N.V.) and subsidiaries (the "Company") as of 31 December 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting on page 192. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2009, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated financial statements as of and for the year ended 31 December 2009 of the Company and our report, dated 26 March 2010 (30 September 2010 as to the retrospective adjustments related to the change in the composition of reportable segments described in Note 1 and  operations discontinued in 2010 as discussed in the Accounting Policies), expressed an unqualified opinion on those financial statements and includes an explanatory paragraph concerning the retrospective adjustments to the 2007 consolidated financial statements.

/s/ Deloitte Accountants B.V.

Amsterdam, 26 March 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Supervisory Board and the Managing Board of RBS Holdings N.V. (formerly ABN AMRO Holding N.V.)

We have audited, before the effects of adjustments to retrospectively reflect the discontinued operation and the change in the composition of reportable segments, discussed in Note 1 of the consolidated financial statements, the consolidated balance sheet (not presented separately herein) of RBS Holdings N.V. (formerly ABN AMRO Holding N.V.) and subsidiaries as of 31 December 2007, and the related consolidated statements of income, changes in equity and cash flow statement for the year ended 31 December 2007 (the 2007 consolidated financial statements before the effects of the retrospective adjustments described above are not presented herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit, before the effects of the adjustments described above, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, before the effects of the adjustments described above, present fairly, in all material respects, the consolidated financial position of RBS Holdings N.V. (formerly ABN AMRO Holding N.V.) and subsidiaries as at 31 December 2007, and the consolidated results of their operations and their cash flows for the year ended 31 December 2007, in conformity with International Financial Reporting Standards as issued by European Union and International Financial Reporting Standards as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures to the consolidated statement of other comprehensive income and related Note 12 or the adjustments to retrospectively reflect the discontinued operations and the change in the composition of reportable segments described in Note 1 to the consolidated financial statements and accordingly, we do not express an opinion nor any other form of assurance about whether such adjustments are appropriate and have been properly applied.  Those retrospective adjustments were audited by other auditors.

Amsterdam, The Netherlands

25 March 2008

/s/ Ernst & Young Accountants LLP

Selected statistical information
This section of the report contains supplementary information that is more detailed than the data presented in the operational results per segment.

Net interest income
The following table presents ABN AMRO’s net interest income for continuing operations and discontinuing operations restated for the classification of the Dutch State acquired businesses for the years 2009, 2008 and 2007.

	Restated
(in millions of euros)	2009	2008	2007
Continuing
Interest income	5,285	13,265	14,965
Interest expense	3,616	10,705	13,810
Net interest income	1,669	2,560	1,155

Discontinuing
Interest income	8,010	8,815	7,769
Interest expense	5,031	5,592	4,329
Net interest income	2,979	3,223	3,440

Total
Interest income	13,295	22,080	22,734
Interest expense	8,647	16,297	18,139
Net interest income	4,648	5,783	4,595

Average Balance Sheet
The following tables present ABN AMRO’s average balances, based on month-end averages, and interest amounts and average rates for the years 2009, 2008 and 2007.

Average assets (1)

	2009			2008			2007
(in millions of euros, except percentages)	Average balance	Interest income	Average rate (%)	Average balance	Interest income	Average rate (%)	Average balance	Interest income	Average rate (%)
Balances at central banks
•The Netherlands	4,920	60	1.2	5,916	253	4.3	5,562	221	4.0
• Rest of the world	1,638	50	3.1	1,997	58	2.9	2,573	61	2.4
Financial investments
• The Netherlands	59,138	2,051	3.5	67,512	3,377	5.0	69,871	3,179	4.5
• Rest of the world	9,136	375	4.1	15,634	657	4.2	18,294	777	4.2
Loans and receivables - banks
• The Netherlands	21,485	206	1.0	11,977	541	4.5	13,091	589	4.5
• Rest of the world	7,070	212	3.0	13,327	675	5.1	15,255	833	5.5
Loans and receivables –- customers (2)
• The Netherlands	165,556	7,633	4.6	181,576	10,325	5.7	163,815	9,170	5.6
• Rest of the world	63,247	2,708	4.3	124,254	6,194	5.0	147,552	7,904	5.4
Total interest-earning assets	332,190	13,295	4.0	422,193	22,080	5.2	436,013	22,734	5.2
Total interest-earning assets -trading	67,364			169,897			258,104
Subtotal	399,554			592,090			694,117
Non-interest-earning assets	150,804			260,672			214,520
Total average assets	550,358	13,295	2.4	852,762	22,080	2.6	908,637	22,734	2.5

Interest earning assets as a percentage of total interest earning assets
• The Netherlands	76%
• Rest of the world	24%

(1) Assets temporarily sold (subject to repurchase) are included in the relevant balance sheet item.
(2) For purpose of presentation in this table, loans include professional securities transactions and public sector which represents central, regional and local governments and governmental authorities.

Average liabilities and group equity

	2009			2008			2007
(in millions of euros, except percentages)	Average balance	Interest expense	Average rate (%)	Average balance	Interest expense	Average rate (%)	Average balance	Interest expense	Average rate (%)
Due to banks
• The Netherlands	35,489	1,128	3.2	60,664	2,598	4.3	63,668	2,743	4.3
• Rest of the world	14,216	238	1.7	39,069	1,672	4.3	44,674	1,913	4.3
Due to customers (1)
• The Netherlands	133,033	3,637	2.7	136,403	4,691	3.4	140,954	4,788	3.4
• Rest of the world	57,647	954	1.7	89,986	2,817	3.1	113,366	4,326	3.8
Issued debt securities
• The Netherlands	62,529	2,165	3.5	80,803	3,960	4.9	95,801	4,651	4.9
• Rest of the world	10,472	280	2.7	30,915	1,196	3.9	36,906	1,870	5.1
Subordinated liabilities
• The Netherlands	10,407	331	3.2	11,115	540	4.9	12,862	564	4.4
• Rest of the world	2,758	169	6.1	2,718	163	6.0	3,163	195	6.2
Internal funding of the trading book	(27,248)	(255)	0.9	(34,760)	(1,340)	3.9	(74,979)	(2,911)	3.9
Total interest-bearing liabilities	299,303	8,647	2.9	416,913	16,297	3.9	436,415	18,139	4.2
Total interest-bearing securities -trading	82,223			179,273			250,807
Subtotal	381,526			596,186			687,222
Non-interest-bearing liabilities	152,377			223,892			195,778
Group equity (2)	16,455			32,684			25,637

Total average liabilities and equity	550,358	8,647	1.6	852,762	16,297	1.9	908,637	18,139	2.0

Interest bearing liabilities as a percentage of total interest bearing liabilities
• The Netherlands	74%
• Rest of the world	26%

(1) For presentation in this table, due to customers includes professional securities transactions and savings accounts.
(2) Equity includes non-controlling interests.

Changes in net interest income - volume and interest rate analysis
The following tables allocate, by categories of interest-earning assets and interest-bearing liabilities, changes in interest income and expenses due to changes in volume and in rates for 2009 compared to 2008 and for 2008 compared to 2007. Volume and rate variances have been calculated on the basis of movements in average balances and changes in interest rates. Changes due to a combination of volume and rate have been allocated proportionally.

Assets

(in millions of euros)	2009 over 2008	Volume/Rate changes		2008 over 2007	Volume/Rate changes
	Change interest income	Volume	Rate	Change interest income	Volume	Rate
Balances at central banks
• The Netherlands	(193)	(37)	(156)	32	15	17
• Rest of the world	(8)	(11)	3	(3)	(15)	12

Financial investments
• The Netherlands	(1,326)	(382)	(944)	198	(110)	308
• Rest of the world	(282)	(267)	(15)	(120)	(112)	(8)

Loans and receivables - banks
• The Netherlands	(335)	260	(595)	(48)	(50)	2
• Rest of the world	(463)	(248)	(215)	(158)	(100)	(58)

Loans and receivables - customers (1)
• The Netherlands	(2,692)	(856)	(1,836)	1,155	1,008	147
• Rest of the world	(3,486)	(2,708)	(778)	(1,710)	(1,188)	(522)
	(8,785)	(4,249)	(4,536)	(654)	(552)	(102)

(1) For purposes of presentation in this table, loans include professional securities transactions.

Liabilities

(in millions of euros)	2009 over 2008	Volume/Rate changes		2008 over 2007	Volume/Rate changes
	Change interest expense	Volume	Rate	Change interest expense	Volume	Rate
Financial liabilities held for trading	1,085	241	844	1,571	1,551	20

Due to banks
• The Netherlands	(1,470)	(907)	(563)	(145)	(129)	(16)
• Rest of the world	(1,434)	(733)	(701)	(241)	(240)	(1)

Due to customers (1)
• The Netherlands	(1,054)	(113)	(941)	(97)	(156)	59
• Rest of the world	(1,863)	(806)	(1,057)	(1,509)	(807)	(702)

Issued debt securities	(2,711)	(1,405)	(1,306)	(1,365)	(1,009)	(356)

Subordinated liabilities
• The Netherlands	(209)	(33)	(176)	(24)	(81)	57
• Rest of the world	6	2	4	(32)	(27)	(5)
	(7,650)	(3,754)	(3,896)	(1,842)	(898)	(944)

(1) Due to customers includes savings accounts.

Yields, spreads and margins
The following table presents selected yield, spread and margin information applicable to ABN AMRO for 2009, 2008 and 2007.

Yields, spreads and margins

(in percentages)	2009	2008	2007
Gross yield (1)
• The Netherlands	4.0	5.4	5.2
• Rest of the world	4.1	4.9	5.2
• Total group	4.0	5.2	5.2

Interest rate spread (2)
• The Netherlands	1.0	1.4	1.1
• Rest of the world	1.7	1.4	0.8
• Total group	1.1	1.3	1.0

Net interest margin (3)
• The Netherlands	1.2	1.2	0.9
• Rest of the world	0.5	0.4	0.3
• Total group	0.8	0.7	0.5

(1) Gross yield represents the interest rate earned on average interest earning assets.
(2) Interest rate spread represents the difference between the interest rate earned on average interest earning assets and the rate paid on average interest bearing liabilities.
(3) Net interest income as a percentage of total interest earning assets.

Assets

Securities
Investment portfolios
For an overview of ABN AMRO’s financial investments at 31 December 2009 and 2008, under IFRS, please refer to note 15 in Section 6: ’Financial Statements’.

Trading portfolios
ABN AMRO’s trading portfolio at 31 December 2009, 2008 and 2007, under IFRS, is as follows:

	2009	2008	2007
Financial assets held for trading
Dutch State	71	203	1,434
US Treasury and US Government	19	29	2,383
Other OECD governments	2,337	2,392	20,214
Non-OECD governments	569	1,598	4,196
Mortgage and other asset backed securities	3,079	9,170	16,191
Financial institutions	1,788	3,966	13,428
Non financial institutions	1,920	2,382	11,823
Other securities	1,695	1,587	3,196
Subtotal: Interest earning financial assets	11,478	21,327	72,865
Equity instruments	12,346	12,430	45,947
Derivative financial instruments	54,234	178,896	123,465
Total assets held for trading	78,058	212,653	242,277

Financial liabilities held for trading
Short positions in financial assets	4,536	5,413	35,988
Derivative financial instruments	58,151	186,674	119,488
Total liabilities held for trading	62,687	192,087	155,476

Concentration
At 31 December 2009, ABN AMRO held the following securities positions in issuers, which exceeded 10% of ABN AMRO’s shareholders’ equity at that date:

(in millions of euros)	At 31 December
	2009	2008
German central government	12,131	8,358
Dutch central government	10,696	3,687
French central government	6,942	2,986
Italian central government	3,391	2,087
US central government	4,889	5,013

Loans and receivables – banks
The following table show loans to and receivables from banks.

Loans and receivables – banks

(in millions of euros)	At 31 December
	2009	2008	2007	2006	2005
• The Netherlands	10,401	15,041	11,309	15,290	11,256
• North America	653	902	1,325	2,488	4,304
• Rest of the world	28,605	59,623	163,064	117,041	93,075
Total loans to banks	39,659	75,566	175,698	134,819	108,635

The table below shows an analysis of the remaining life of loans to and receivables from banks at 31 December 2009.

Loans and receivables – banks – maturities

(in millions of euros)	Remaining life
	At 31 December 2009
	Within 1 year	After 1 year and within 5 years	After 5 years	Total
• The Netherlands	9,057	881	463	10,401
• North America	653	-	-	653
• Rest of the world	27,066	870	669	28,605
Total loans to banks	36,776	1,751	1,132	39,659

Loans and receivables - customers
ABN AMRO’s loan portfolio consists of loans, overdrafts, assets subject to operating leases, finance lease receivables to governments, corporations and consumers and reverse repurchase agreements. Geographic analyses of loans are, unless otherwise specifically indicated, based on the location of the branch or office from which the loan is made.

Loans and receivables – customers

(in millions of euros)	At 31 December
	2009	2008	2007	2006	2005
Public sector	2,722	8,786	5,739	11,567	7,461
Commercial	103,418	138,484	144,613	180,262	152,411
Consumer	107,341	109,298	123,253	135,484	122,708
Professional securities transactions	10,136	13,193	98,270	93,716	74,724
Multi-seller conduits	265	5,264	29,457	25,872	25,931
Total loans (gross)	223,882	275,025	401,332	446,901	383,235
Allowances for impairment	(5,636)	(4,518)	(3,001)	(3,646)	(2,987)
Total loans and receivables - customers	218,246	270,507	398,331	443,255	380,248

The decrease of total loans from EUR 275 billion to EUR 224 billion reflects the transfer of businesses to RBS Group.

(in millions of euros)	Total loans and receivables customers by geography at 31 December 2009
	Commercial	Consumer	Professional securities transactions	Public sector	Multi-seller conduits	Total
The Netherlands	52,863	103,328	371	1,678	-	158,240
Europe	29,479	-	9,546	478	-	39,503
North America	4,753	1	-	89	-	4,843
Latin America	352	3	-	-	-	355
Asia	11,029	3,315	219	477	265	15,305
Total	98,476	106,647	10,136	2,722	265	218,246

(in millions of euros)	Total loans and receivables customers by geography at 31 December 2008
	Commercial	Consumer	Professional securities transactions	Public sector	Multi-seller conduits	Total
The Netherlands	63,628	102,351	916	1,590	1,698	170,183
Europe	44,712	2,077	8,467	544	-	55,800
North America	9,028	1	3,458	105	-	12,592
Latin America	525	4	-	-	-	529
Asia	16,935	4,003	352	6,547	3,566	31,403
Total	134,828	108,436	13,193	8,786	5,264	270,507

For a breakdown of loans and receivables – customers by region, please refer to note 38 in Section 6: ‘Financial Statements’.

For a breakdown of credit risk concentrations from credit facilities and guarantees issued, please refer to note 38 in Section 6: ‘Financial Statements’.

Balances relating to professional securities transactions and multi-seller conduits are not covered by the following analysis as these balances do not share the same characteristics as the main lending activities of the Bank. In particular professional securities transactions are short term in nature.

Outstanding loans
The following table provides an overview of our loans by region and customer type.

Outstanding loans

(in millions of euros)	At 31 December
	2009	2008	2007	2006	2005
The Netherlands
• Public sector	1,678	1,590	1,547	3,286	2,300
• Commercial	56,504	66,043	60,189	55,951	56,182
• Consumer	103,822	102,727	102,378	97,600	94,603
Total The Netherlands	162,004	170,360	164,114	156,837	153,085
Rest of Europe
• Public sector	478	544	1,003	1,527	1,454
• Commercial	30,081	45,477	42,416	57,425	30,882
• Consumer	110	2,384	3,863	12,529	1,539
Total Rest of Europe	30,669	48,405	47,282	71,481	33,875
North America
• Public sector	89	105	77	677	735
• Commercial	5,032	9,206	9,542	42,179	44,693
• Consumer	1	-	-	13,017	15,218
Total North America	5,122	9,311	9,619	55,873	60,646
Latin America
• Public sector	-	-	350	507	596
• Commercial	368	531	14,085	10,095	8,024
• Consumer	3	4	12,601	8,320	7,270
Total Latin America	371	535	27,036	18,922	15,890
Rest of the World
• Public sector	477	6,547	2,762	5,570	2,376
• Commercial	11,433	17,227	18,381	14,612	12,630
• Consumer	3,405	4,183	4,411	4,018	4,078
Total Rest of the World	15,315	27,957	25,554	24,200	19,084
Total loans (gross)	213,481	256,568	273,605	327,313	282,580

Maturities
The following table provides an analysis of loan maturities at 31 December 2009. Determinations of maturities are based on contract terms.

Loans maturities

(in millions of euros)	At 31 December 2009
	Within 1 year	After 1 year and within 5 years	After 5 years	Total
The Netherlands
• Public sector	356	633	689	1,678
• Commercial	22,067	19,008	15,429	56,504
• Consumer	6,952	12,068	84,802	103,822
Total The Netherlands	29,375	31,709	100,920	162,004
Rest of Europe
• Public sector	85	176	217	478
• Commercial	15,896	9,700	4,485	30,081
• Consumer	-	-	110	110
Total Rest of Europe	15,981	9,876	4,812	30,669
North America
• Public sector	9	49	31	89
• Commercial	2,988	753	1,292	5,033
Total North America	2,997	802	1,323	5,122
Latin America
• Commercial	235	83	50	368
• Consumer	-	2	1	3
Total Latin America	235	85	51	371
Rest of the World
• Public sector	257	136	84	477
• Commercial	10,146	1,080	207	11,433
• Consumer	1,839	1,190	376	3,405
Total Rest of the World	12,242	2,406	667	15,315
Total loans (gross)	60,830	44,878	107,773	213,481

Interest rate sensitivity
The following table analyses at 31 December 2009 the interest rate sensitivity of loans due after one year and within five years, and loans due after five years, broken down by region.

Loans - interest rate sensitivity

(in millions of euros)	At variable rate (1)	At adjustable rate (2)	At fixed rate (3)	Total
Due after 1 and within 5 years
The Netherlands
• Public sector	7	-	626	633
• Commercial	313	3,551	15,144	19,008
• Consumer	118	-	11,950	12,068
Total The Netherlands	438	3,551	27,720	31,709
Rest of Europe
• Public sector	153	-	23	176
• Commercial	7,439	360	1,901	9,700
• Consumer	-	-	-	-
Total Rest of Europe	7,592	360	1,924	9,876
North America
• Public sector	49	-	-	49
• Commercial	718	7	27	752
• Consumer	-	-	1	1
Total North America	767	7	28	802
Latin America
• Public sector	-	-	-	-
• Commercial	66	-	17	83
• Consumer	1	-	1	2
Total Latin America	67	-	18	85
Rest of the World
• Public sector	136	-	-	136
• Commercial	884	-	196	1,080
• Consumer	791	19	380	1,190
Total Rest of the World	1,811	19	576	2,406
Total (gross)	10,675	3,937	30,266	44,878

Due after 5 years
The Netherlands
• Public sector	14	94	581	689
• Commercial	159	3,197	12,073	15,429
• Consumer	2,785	-	82,017	84,802
Total The Netherlands	2,958	3,291	94,671	100,920
Rest of Europe
• Public sector	67	-	150	217
• Commercial	3,471	60	954	4,485
• Consumer	-	-	110	110
Total Rest of Europe	3,538	60	1,214	4,812
North America
• Public sector	31	-	-	31
• Commercial	803	-	489	1,292
• Consumer	-	-	-	-
Total North America	834	-	489	1,323
Latin America
• Public sector	-	-	-	-
• Commercial	50	-	-	50
• Consumer	-	-	1	1
Total Latin America	50	-	1	51
Rest of the World
• Public sector	84	-	-	84
• Commercial	207	-	-	207
• Consumer	330	-	46	376
Total Rest of the World	621	-	46	667
Total (gross)	8,001	3,351	96,421	107,773

Due within 1 year				60,830
Total (gross) loans				213,481

(1) Variable rate loans are EURIBOR, London interbank offered rate (LIBOR) and prime rate-based loans as well as adjustable rate loans with fixed interest periods of up to one year.
(2) Adjustable rate loans are loans with fixed interest rates for a period that is shorter than the entire term of the loan.
(3) Fixed rate loans are loans for which the interest rate is fixed for the entire term.

Private sector loans by type of collateral
The following table analyses private sector loans by type of collateral at the dates indicated. Unsecured loans include loans for which ABN AMRO has the right to require collateral.

(in millions of euros)	At 31 December
	2009	2008	2007	2006	2005
Commercial
Public authority guarantees	7,484	5,712	5,341	5,417	4,404
Mortgages	5,553	5,687	7,742	18,490	28,441
Securities	1,827	2,291	2,606	2,039	3,487
Bank guarantees	3,673	5,082	9,180	2,954	3,121
Other types of collateral	23,665	48,289	38,772	52,163	50,439
Unsecured	61,216	71,423	80,972	99,199	62,519
Total commercial loans	103,418	138,484	144,613	180,262	152,411

Consumer
Public authority guarantees	498	187	141	159	3
Mortgages	95,069	94,146	95,472	103,272	93,826
Securities	560	804	1,120	872	2,074
Bank guarantees	13	19	14	31	856
Other types of collateral	2,408	4,861	10,274	12,062	7,077
Unsecured	8,793	9,281	16,232	19,088	18,872
Total consumer loans	107,341	109,298	123,253	135,484	122,708
Total private sector loans (gross)	210,759	247,782	267,866	315,746	275,119
Total private sector loans (net) (1)	205,123	243,265	264,865	312,112	272,132

(1) The difference between total private sector loans (gross) and total private sector loans (net) represents ABN AMRO’s specific allowance for loan losses. For a discussion of ABN AMRO’s provisioning policy, refer to Note 19 in Section 6: ‘Financial Statements’.

Commercial Loans by Industry
In 2008 ABN AMRO changed its industry breakdown in order to align with RBS Group reporting based on SIC codes. Restating comparative figures prior to 2007 would be impracticable, hence these comparatives are presented in line with prior periods’ categorisation.

The following tables analyses commercial loans by industry at the dates indicated.

(in millions of euros)	At 31 December
	2009	2008	2007
Central and local government	663	523	–
Manufacturing	19,530	30,980	28,375
Construction	1,638	1,967	2,386
Finance	25,784	33,996	36,578
Service industries and other business activities	45,599	56,353	57,857
Agriculture, forestry and fishing	5,216	5,099	8,220
Property and mortgages	4,988	9,566	11,197
Total commercial loans (gross)	103,418	138,484	144,613

(in millions of euros)	At 31 December
	2007	2006	2005
Basic material	10,724	15,126	8,263
Real estate	11,197	23,712	26,301
Industrial	36,607	39,666	22,757
Energy	10,699	5,424	7,391
Financial services	22,573	21,407	22,555
TMT (media and communications)	10,249	10,092	10,575
Consumer cyclical	22,242	43,775	36,673
Consumer non-cyclical	16,992	16,204	12,291
Health	3,330	4,856	5,605
Total commercial loans (gross)	144,613	180,262	152,411

Loan Portfolio by Region
Set out below is an analysis of ABN AMRO’s loan portfolio by region. The loan portfolio of ABN AMRO’s Netherlands, European (outside the Netherlands) and North American operations comprised 93% (2008: 89%) of ABN AMRO’s total loan portfolio at 31 December 2009. The remainder of the total loan portfolio (categorised hereunder ‘Rest of the World’) at 31 December 2009 includes 6% from Asian operations (2008: 10%), less than 1% from Latin American operations (2008: less than 1%) and less than 1% from Middle East and African operations (2008: less than 1%).

The Netherlands loan portfolio
The Netherlands loan portfolio is comprised of loans originated from offices and branches located in the Netherlands. The following tables analyse, at the dates indicated, the Netherlands loan portfolio broken down into the location of the borrower, and, in the case of private sector loans, type of collateral and industry of the borrower.

The Netherlands - loans by customer portfolio

(in millions of euros)	At 31 December
	2009	2008	2007	2006	2005
Public sector
• The Netherlands	466	421	297	421	480
• Rest of Europe	1,064	889	874	1,985	1,468
• North America	-	-	-	300	-
• Rest of the World	148	280	376	580	352
Total public sector loans (gross)	1,678	1,590	1,547	3,286	2,300
Private sector
• The Netherlands	143,883	149,117	141,087	136,362	135,842
• Rest of Europe	8,986	10,750	10,557	7,241	5,941
• North America	2,490	761	973	1,929	2,244
• Rest of the World	4,967	8,142	9,950	8,019	6,758
Total private sector loans (gross)	160,326	168,770	162,567	153,551	150,785

The Netherlands - private sector loans by type of collateral

(in millions of euros)	At 31 December
	2009	2008	2007	2006	2005
Commercial
Public authority guarantees	3,407	1,092	922	2,234	971
Mortgages	4,114	4,111	344	3,660	11,209
Securities	451	1,361	379	707	240
Bank guarantees	133	265	204	428	293
Other types of collateral	5,664	19,198	16,730	15,394	16,012
Unsecured	42,735	40,016	41,610	33,528	27,457
Total commercial loans (gross)	56,504	66,043	60,189	55,951	56,182
Consumer
Public authority guarantees	498	186	141	159	-
Mortgages	94,309	93,045	92,158	83,006	77,412
Securities	264	327	566	548	1,526
Bank guarantees	6	7	7	9	807
Other types of collateral	858	3,868	3,853	6,211	2,545
Unsecured	7,887	5,294	5,653	7,667	12,313
Total consumer loans (gross)	103,822	102,727	102,378	97,600	94,603
Total private sector loans (gross)	160,326	168,770	162,567	153,551	150,785

The Netherlands - commercial loans by industry

(in millions of euros)	At 31 December
	2009	2008	2007
Central and local government	443	155	-
Manufacturing	8,880	13,915	7,880
Construction	868	1,251	1,424
Finance	12,075	12,723	16,945
Service industries and other business activities	25,739	25,869	25,477
Agriculture, forestry and fishing	4,995	4,742	5,302
Property and mortgages	3,504	7,388	3,161
Total commercial loans (gross)	56,504	66,043	60,189

(in millions of euros)	At 31 December
	2007	2006	2005
Basic material	3,494	6,480	3,552
Real estate	3,161	4,656	10,801
Industrial	15,535	9,524	3,215
Energy	2,466	666	892
Financial services	11,175	7,798	4,364
TMT (media and communications)	3,120	1,945	1,465
Consumer cyclical	11,976	17,981	22,860
Consumer non-cyclical	8,337	5,193	6,029
Health	925	1,708	3,004
Total commercial loans (gross)	60,189	55,951	56,182

European loan portfolio
The European loan portfolio is comprised of loans made from offices and branches located in Europe, excluding the Netherlands. The following tables analyse, at the dates indicated, the European private sector loan portfolio by type of collateral and industry of the borrower.

Europe - private sector loans by type of collateral

(in millions of euros)	At 31 December
	2009	2008	2007	2006	2005
Commercial
Public authority guarantees	2,520	2,749	2,503	1,863	1,799
Mortgages	1,066	1,103	6,646	1,710	1,153
Securities	1,020	649	1,860	670	2,833
Bank guarantees	476	834	5,298	1,144	1,101
Other types of collateral	15,178	24,535	10,108	6,580	8,656
Unsecured	9,821	15,607	16,001	45,458	15,340
Total commercial loans (gross)	30,081	45,477	42,416	57,425	30,882
Consumer
Public authority guarantees	-	-	-	-	3
Mortgages	63	401	1,827	6,243	251
Securities	40	168	290	132	336
Bank guarantees	7	6	3	5	11
Other types of collateral	-	463	313	1,736	455
Unsecured	-	1,346	1,430	4,413	483
Total consumer loans (gross)	110	2,384	3,863	12,529	1,539
Total private sector loans (gross)	30,191	47,861	46,279	69,954	32,421

Europe - commercial loans by industry

(in millions of euros)	At 31 December
	2009	2008	2007
Central and local government	157	276	-
Manufacturing	5,069	8,119	7,125
Construction	303	363	480
Finance	10,169	16,139	11,006
Service industries and other business activities	13,179	19,413	17,165
Agriculture, forestry and fishing	174	209	315
Property and mortgages	1,030	958	6,325
Total commercial loans (gross)	30,081	45,477	42,416

(in millions of euros)	At 31 December
	2007	2006	2005
Basic material	2,181	3,646	2,750
Real estate	6,325	5,902	1,423
Industrial	11,281	13,109	2,975
Energy	4,931	2,995	2,847
Financial services	6,075	7,577	6,587
TMT (media and communications)	4,012	3,649	8,038
Consumer cyclical	3,095	14,156	4,269
Consumer non-cyclical	3,251	5,438	1,292
Health	1,265	953	701
Total commercial loans (gross)	42,416	57,425	30,882

North American loan portfolio
The following tables analyse, at the dates indicated, the North American private sector loan portfolio by type of collateral and by industry of the borrower. The decrease in balances is mainly attributable to the sale of LaSalle.

North America - private sector loans by type of collateral

(in millions of euros)	At 31 December
	2009	2008	2007	2006	2005
Commercial
Public authority guarantees	1,330	1,231	1,616	765	1,227
Mortgages	21	19	22	12,688	15,724
Securities	-	-	-	77	73
Bank guarantees	318	493	53	13	871
Other types of collateral	160	464	1,295	22,268	20,083
Unsecured	3,203	6,999	6,556	6,368	6,715
Total commercial loans (gross)	5,032	9,206	9,542	42,179	44,693
Consumer
Mortgages	-	-	-	12,694	14,750
Securities	-	-	-	32	33
Bank guarantees	-	-	-	-	-
Other types of collateral	1	-	-	22	378
Unsecured	-	-	-	269	57
Total consumer loans (gross)	1	-	-	13,017	15,218
Total private sector loans (gross)	5,033	9,206	9,542	55,196	59,911

North America - commercial loans by industry

(in millions of euros)	At 31 December
	2009	2008	2007
Central and local government	3	31	-
Manufacturing	1,812	3,109	3,478
Construction	23	17	44
Finance	964	2,448	4,075
Service industries and other business activities	2,139	3,470	1,725
Agriculture, forestry and fishing	-	-	29
Property and mortgages	91	131	191
Total commercial loans (gross)	5,032	9,206	9,542

(in millions of euros)	At 31 December
	2007	2006	2005
Basic material	555	2,503	1,135
Real estate	191	11,849	10,516
Industrial	2,235	9,331	11,071
Energy	1,906	1,064	3,091
Financial services	2,173	3,694	7,937
TMT (media and communications)	689	1,585	1,479
Consumer cyclical	845	7,216	5,523
Consumer non-cyclical	649	3,251	2,745
Health	299	1,686	1,196
Total commercial loans (gross)	9,542	42,179	44,693

Rest of the World loan portfolio
The Rest of the World loan portfolio is comprised of loans made from offices and branches around the world, excluding the Netherlands, Europe and North America. The following tables analyse, at the dates indicated, the Rest of the World private sector loan portfolio by type of collateral and industry of the borrower.

Rest of the World - private sector loans by type of collateral

(in millions of euros)	At 31 December
	2009	2008	2007	2006	2005
Commercial
Public authority guarantees	227	640	300	555	407
Mortgages	352	454	730	432	355
Securities	356	281	367	585	341
Bank guarantees	2,746	3,490	3,625	1,369	856
Other types of collateral	2,663	4,092	10,639	7,921	5,688
Unsecured	5,457	8,801	16,805	13,845	13,007
Total commercial loans (gross)	11,801	17,758	32,466	24,707	20,654
Consumer
Public authority guarantees	-	1	-	-	-
Mortgages	697	700	1,487	1,329	1,413
Securities	256	309	264	160	179
Bank guarantees	-	6	4	17	38
Other types of collateral	1,549	530	6,108	4,093	3,699
Unsecured	906	2,641	9,149	6,739	6,019
Total consumer loans (gross)	3,408	4,187	17,012	12,338	11,348
Total private sector loans (gross)	15,209	21,945	49,478	37,045	32,002

Rest of the World - commercial loans by industry

(in millions of euros)	At 31 December
	2009	2008	2007
Central and local government	60	61	-
Manufacturing	3,769	5,837	9,893
Construction	444	336	438
Finance	2,576	2,686	4,552
Service industries and other business activities	4,542	7,601	13,489
Agriculture, forestry and fishing	47	148	2,574
Property and mortgages	363	1,089	1,520
Total commercial loans (gross)	11,801	17,758	32,466

(in millions of euros)	At 31 December
	2007	2006	2005
Basic material	4,494	2,497	1,653
Real estate	1,520	1,305	927
Industrial	7,556	7,702	3,938
Energy	1,396	699	605
Financial services	3,150	2,338	4,163
TMT (media and communications)	2,428	2,913	1,975
Consumer cyclical	6,326	4,422	4,452
Consumer non-cyclical	4,755	2,322	2,257
Health	841	509	684
Total commercial loans (gross)	32,466	24,707	20,654

Analysis of loan loss experience: provisions and allowances for loan losses
For details on ABN AMRO’s provisioning policy please refer to the accounting policies section and note 18 in Section 6: ‘Financial Statements’.

As ABN AMRO is not required by Dutch regulations to classify loans as ‘non-accrual’, ‘accruing past due’, ‘restructured’ and ‘potential problem’ loans, as defined by the SEC, the tables below are based on available data.

Doubtful and non-performing loans
Loans are classified as doubtful as soon as there is doubt about the borrower’s ability to meet its payment obligations to ABN AMRO in accordance with the original contractual terms. Where deemed necessary an allowance for loan losses (impairment loss) is determined on a per item or portfolio basis. Any loan that bears an impairment loss on principal and/or interest cash flows is defined as non-performing.

Potential credit risk loans
The tables below provide an analysis of ABN AMRO’s doubtful loans for each of the last five years. ‘Doubtful loans’ are all loans classified as ‘doubtful’ or ‘loss’ for which in general a specific provision has been made, although doubtful loans can still be performing. The amounts are stated before deduction of the value of collateral held, the specific allowances carried and interest not recognised.

Doubtful loans
(in millions of euros)	At 31 December
	2009	2008	2007	2006	2005
Non-performing loans (1)
• The Netherlands	5,587	3,787	1,300	1,740	2,048
• Rest of Europe	1499	903	461	3,940	628
• North America	601	453	777	719	933
• Latin America	7	-	904	657	834
• Rest of the World	853	720	398	232	293
Total non-performing loans	8,547	5,863	3,840	7,288	4,736
Other doubtful loans (2)
• The Netherlands	1739	646	601	852	626
• Rest of Europe	207	656	26	13	14
• North America	0	-	37	6	153
• Latin America	23	10	274	256	68
• Rest of the World	247	131	4	5	2
Total other doubtful loans	2216	1,443	942	1,132	863
Total doubtful loans	10,763	7,306	4,782	8,420	5,599
(1) Under IFRS, ‘Non-performing loans’ are doubtful loans for which there is objective evidence that not all contractually agreed amounts will be collected and for which an allowance for loan losses is established.
(2)‘Other doubtful loans’ are potential problem loans on which ABN AMRO charges interest that is included in interest revenue.

Restructured loans
The table below provides a breakdown of the restructured loans per geography.

Restructured loans

(in millions of euros)	At 31 December
	2009	2008	2007	2006	2005
The Netherlands	101	317	407	315	18
Rest of the World	-	-	610	507	303
Total	101	317	1,017	822	321

Non-performing loans
	At 31 December
	2009	2008	2007	2006	2005
Total non-performing loans (in millions of euros)	8,547	5,863	3,840	7,288	4,736
Non-performing loans to private sector loans (gross)	4.06%	2.37%	1.43%	2.31%	1.72%
Allowances for loan losses to private sector loans (gross)	2.71%	1.82%	1.12%	1.15%	1.09%

Provisions for loan losses
The table below shows the composition of the aggregate charge to income regarding the allowance for loan losses.

Charge to income

(in millions of euros)	At 31 December
	Restated 2009	Restated 2008	Restated 2007	2006(1)	2005(1)
Net provision – continuing	1,621	2,611	339	668	614
Net provision – discontinuing	1,172	776	378	-	-
Net provision	2,793	3,387	717	668	614
(1) 2006 and 2005 comparatives have not been restated for the classification of the Dutch State acquired businesses as discontinued operations.

The tables below show the geographical composition of ABN AMRO’s total income charge with respect to provisions for loan losses.

Provisions for loan losses

(in millions of euros)	At 31 December
	Restated 2009	Restated 2008	Restated 2007	2006(1)	2005(1)

The Netherlands	761	1,293	166	316	401
North America	190	113	30	(16)	(177)
Rest of the World	670	1,205	143	368	390
Total provisions - continuing operations	1,621	2,611	339	668	614

The Netherlands	993	750	372	-	-
North America	32	-	2	-	-
Rest of the World	147	26	4	-	-
Total provisions - discontinuing operations	1,172	776	378	-	-

The Netherlands	1,754	2,043	538	316	401
North America	222	113	32	(16)	(177)
Rest of the World	817	1,231	147	368	390
Total provisions	2,793	3,387	717	668	614
Provision/private sector loans	1.33%	1.37%	0.27%	0.24%	0.22%
(1) 2006 and 2005 comparatives have not been restated for the classification of the Dutch State acquired businesses as discontinued operations.

(in millions of euros)	Provisioning by geographical composition
	Total 2009	The Netherlands	Europe	North America	Latin America	Asia	Total 2008	Total 2007
Provisioning	2793	1754	233	222	10	574	3,387	717
Provisioning to average RWA (bps)	185	157	777	159	50	287	155	25
Average RWA	151	112	3	14	2	20	218	289

Movements in allowances
The following tables analyse the allowances for loan losses and for sovereign risk and the movements in the allowances for loan losses and for sovereign risk: amounts written off (net of recoveries), new provisions charged against profit (increases and releases) and growth in the allowance for interest not recognised that is included in the specific allowance for loan losses.

Allowances

(in millions of euros)	At 31 December
	2009	2008	2007	2006	2005
The Netherlands	4,085	2,792	948	1,100	1,646
North America	279	178	186	353	180
Rest of the World	1,272	1,548	1,867	2,193	1,161
Total allowances for loan losses	5,636	4,518	3,001	3,646	2,987
Banks	75	46	-	-	-
Total allowances	5,711	4,564	3,001	3,646	2,987

Movements in allowances for loan losses

(in millions of euros)	At 31 December
	2009	2008	2007	2006	2005
Balance at beginning of year	4,563	3,001	3,646	2,987	3,174
Acquisitions, dispositions, currency translation differences and other adjustments	(478)	(1,055)	194	1,219	196
Amounts written-off
- Commercial	(480)	(226)	(244)	(344)	(322)
- Consumer	(63)	(87)	(242)	(202)	(204)
Total The Netherlands	(543)	(313)	(486)	(546)	(526)
North America	(84)	(131)	(62)	(95)	(178)
Rest of the World	(648)	(411)	(1,399)	(748)	(602)
Total	(1,275)	(855)	(1,947)	(1,389)	(1,306)
Recoveries
The Netherlands
- Commercial	8	6	116	9	6
- Consumer	-	6	-	-	10
Total The Netherlands	8	12	116	9	16
North America	1	17	36	26	99
Rest of the World	1	14	192	10	121
Total	10	43	344	45	236
Net written-off	(1,265)	(812)	(1,603)	(1,344)	(1,070)
Subtotal	2,820	1,134	2,237	2,862	2,300
Unrecognised interest (1)	98	43	47	116	73
New and increased specific provisions
- The Netherlands	1,914	2,164	737	496	470
- North America	233	145	104	131	241
- Rest of the World	1,029	1,272	445	474	683
Total	3,176	3,581	1,286	1,101	1,394
Releases of specific provisions
- The Netherlands	(150)	(113)	(83)	(171)	(53)
- North America	(13)	(11)	(36)	(121)	(319)
- Rest of the World	(210)	(27)	(106)	(96)	(172)
Total	(373)	(151)	(225)	(388)	(544)
Recoveries
- The Netherlands	(8)	(12)	(116)	(9)	(16)
- North America	(1)	(17)	(36)	(26)	(99)
- Rest of the World	(1)	(14)	(192)	(10)	(121)
Total	(10)	(43)	(344)	(45)	(236)
New and increased provisions (net)	2,793	3,387	717	668	614
Balance at end of year	5,711	4,564	3,001	3,646	2,987

(1) Unrecognised interest is either (i) booked into a separate account, or (ii) if for administrative reasons it cannot be booked as a specific unpaid interest claim, it is booked directly into the specific allowance for loan losses. Cash receipts of interest on non-performing loans are only recorded as interest revenue if the principal has been fully collected.

Loan impairment by industry
In 2008 ABN AMRO changed ABN AMRO’s industry breakdown in order to align with RBS Group reporting based on SIC codes.

Allowance for loan losses by industry
The following tables analyse the allowance for loan losses by industry at 31 December in each of the last five years.

Allowance for loan impairment by industry

(in millions of euros)	At 31 December
	2009	2008	2007
Central and local government	1	14	-
Manufacturing	2,328	1,930	378
Construction	36	33	19
Finance	513	252	144
Service industries and business activities	1,337	965	675
Agriculture, forestry and fishing	148	86	164
Property	133	70	15
Individuals	5	32	12
Home mortgages	-	-	6
Other	441	273	361
Finance leases and instalment credit	-	-	-
Total commercial	4,942	3,655	1,774
Consumer	694	863	1,227
Banks	75	46	-
Total allowance	5,711	4,564	3,001

(in millions of euros)	At 31 December
	2007	2006	2005
Basic materials	109	115	165
Real estate	49	58	109
Industrials	558	338	173
Energy	72	103	79
Financial services	213	215	299
TMT (media and communications)	69	72	81
Consumer cyclical	463	1,054	1,010
Consumer non-cyclical	223	322	207
Health	18	67	23
Total commercial(1)	1,774	2,344	2,146
Consumer(2)	1,227	1,302	841
Banks	-	-	-
Total allowances	3,001	3,646	2,987

(1) Commercial loans are evaluated on an individual basis. For more details, see note 18 in Section 6: ‘Financial Statements’.
(2) Consumer loans are generally evaluated on a portfolio basis. For more details, see note 18 in Section 6: ‘Financial Statements’.

Analysis of loans by industry
The following tables analyse the percentage of loans in each industry to total loans at 31 December of each of the last five years.

Loans by industry

(in percentages)	At 31 December
	2009	2008	2007
Central and local government	0.6	0.4	-
Manufacturing	18.9	22.4	19.6
Construction	1.6	1.4	1.7
Finance	24.7	24.5	25.3
Service industries and other business activities	44.4	40.7	40.0
Agriculture, forestry and fishing	5.0	3.7	5.7
Property and mortgages	4.8	6.9	7.7
Total commercial loans (gross)	100.0	100.0	100.0

(in percentages)	At 31 December
	2007	2006	2005
Basic materials	7.4	8.3	5.4
Real estate	7.8	13.2	17.3
Industrials	25.3	22.0	14.9
Energy	7.4	3.0	4.9
Financial services	15.6	11.9	14.8
TMT (media and communications)	7.1	5.6	6.9
Consumer cyclical	15.4	24.3	24.0
Consumer non-cyclical	11.7	9.0	8.1
Health	2.3	2.7	3.7
Total commercial loans (gross)	100.0	100.0	100.0

Net provisions for loan losses by industry
The following tables analyse net provisions charges for loan losses by industry for each of the last five years.

Loan losses by industry

(in millions of euros)	At 31 December
	2009	2008	2007
Central and local government	1	8	-
Manufacturing	887	1,781	-
Construction	18	18	-
Finance	437	184	-
Service industries and business activities	747	570	-
Agriculture, forestry and fishing	83	54	-
Property	92	47	-
Home mortgages	2	5	-
Other	-	224	68
Total commercial	2,267	2,891	68
Total consumer	624	563	696
Total net provisions	2,891	3,454	764
Of which interest in suspense	98	67	47
Total specific provisions (net)	2,793	3,387	717

(in millions of euros)	At 31 December
	2007	2006	2005
Basic materials	17	33	(97)
Real estate	15	40	8
Industrials	125	47	(10)
Energy	(27)	61	(50)
Financial services	86	26	98
TMT (media and communications)	7	(44)	(28)
Consumer cyclical	(181)	237	167
Consumer non-cyclical	143	70	75
Health	(117)	(64)	59
Total commercial	68	406	222
Total consumer	696	378	465
Total net provisions	764	784	687
Of which interest in suspense	47	116	73
Total specific provisions (net)	717	668	614

Analysis of write-offs by industry
The following tables analyse the amounts written off by industry during the last five years.

Write-offs by industry

(in millions of euros)	At 31 December
	2009	2008	2007
Central and local government	11	-	-
Manufacturing	205	108	-
Construction	12	-	-
Finance	182	109	-
Service industries and business activities	325	246	-
Agriculture, forestry and fishing	13	-	-
Property	35	-	-
Individuals	16	-	-
Home mortgages	-	91	-
Other	-	51	189
Finance leases and instalment credit	-	-	-
Total commercial	799	605	189
Total consumer	466	207	1,414
Total written-off	1,265	812	1,603

(in millions of euros)	At 31 December
	2007	2006	2005
Basic materials	26	60	21
Real estate	13	29	13
Industrials	(27)	108	117
Energy	(9)	22	28
Financial services	56	69	39
TMT (media and communications)	7	43	16
Consumer cyclical	160	232	150
Consumer non-cyclical	64	119	68
Health	(103)	46	36
Other items	2	–	–
Total commercial	189	728	488
Total consumer	1,414	616	582
Total written-off	1,603	1,344	1,070

Cross-border outstandings
ABN AMRO’s operations involve significant exposure in non-local currencies. Cross-border outstandings are based on the country of domicile of the borrower and are comprised of loans denominated in currencies other than the borrower’s local currency. Cross-border outstandings exceeding 1% of total assets at 31 December 2009, 2008, 2007, 2006 and 2005 are shown in the following tables. These figures are not netted for any legally enforceable written guarantees of principal or interest by domestic or other non-local third parties. At the dates below, there are no outstandings exceeding 1% of total assets in any country where current conditions give rise to liquidity problems which are expected to have a material impact on the timely repayment of interest or principal. The table does not include off-balance sheet items.

Cross-border outstandings

(in millions of euros, except percentages)	Percentage of total assets	Total amount	Commercial	Public sector	Consumer
At 31 December 2009
France	2.73	12,814	3,088	6,174	3,552
United Kingdom	6.75	31,697	14,410	1,106	16,181
United States	3.59	16,844	4,571	4,314	7,959
Spain	3.82	17,913	17,072	296	545
Germany	3.56	16,725	2,486	12,029	2,210
Belgium	1.09	5,115	1,308	1,360	2,447
Ireland	0.92	4,304	775	285	3,244
Italy	1.31	6,135	818	3,256	2,061
Luxembourg	0.88	4,147	747	26	3,374
At 31 December 2008
France	5.04	33,595	26,296	2,232	5,067
United Kingdom	4.89	32,590	16,818	1,119	14,653
United States	3.14	20,956	8,426	5,213	7,317
Spain	2.77	18,474	17,202	177	1,095
Germany	2.34	15,571	3,748	9,074	2,749
Belgium	1.02	6,785	2,261	1,731	2,793
Ireland	0.96	6,428	1,153	285	4,990
Italy	0.96	6,419	1,182	3,054	2,183
Luxembourg	0.75	5,026	1,096	-	3,930
At 31 December 2007
United Kingdom	10.16	104,248	37,807	58	66,383
France	6.11	62,638	42,815	7,464	12,359
Germany	3.37	34,585	6,249	17,699	10,637
United States	2.56	26,212	10,184	3,731	12,297
Spain	2.19	22,419	12,748	1,228	8,443
Italy	1.65	16,958	6,317	6,288	4,353
Japan	1.14	11,642	559	6,486	4,597
Ireland	1.07	11,022	2,835	211	7,976
Belgium	0.86	8,806	2,505	2,718	3,583
At 31 December 2006
United Kingdom	6.14	60,590	33,250	637	26,703
France	5.35	52,817	31,904	7,177	13,736
Germany	4.19	41,313	12,348	23,463	5,502
United States	2.63	25,997	8,226	1,547	16,224
Italy	2.62	25,886	4,533	9,732	11,621
Spain	1.73	17,110	13,015	1,229	2,866
Japan	1.14	11,271	651	7,872	2,748
Ireland	0.95	9,372	1,882	268	7,222
Belgium	0,81	8,043	2,075	2,513	3,455
At 31 December 2005
United Kingdom	5.29	46,570	21,200	210	25,160
France	2.37	20,852	13,109	3,250	4,493
Germany	4.87	42,938	10,317	26,424	6,197
United States	2.59	22,771	3,915	3,361	15,495
Italy	2.49	21,920	6,240	11,532	4,148
Spain	1.99	17,546	11,949	2,516	3,081
Japan	2.38	20,982	305	17,935	2,742
Sweden	0.85	7,509	2,355	3,005	2,149
Ireland	0.80	7,017	3,574	557	2,886
Belgium	1.03	9,050	2,331	2,777	3,942

Cross-Border Outstandings Between 0.75% and 1% of Total Assets
Cross-border outstandings to borrowers in countries in which such outstandings amounted to between 0.75% and 1% of total assets totalled EUR 4,304 million at 31 December 2009 (2008: EUR 17,873 million) and related to Ireland (2008: Ireland, Italy and Luxembourg ).

Loan concentrations
One of the principal factors influencing the quality of ABN AMRO’s earnings and loan portfolio is diversification of loans by region, industry and borrower. A concentration exists when loans are made to borrowers, all of whom are subject to approximately the same effects from changes in economic conditions or other factors. Apart from previously disclosed positions on industries and regions at 31 December 2009, there was no concentration of loans exceeding 10% of ABN AMRO’s total loans (gross).

Liabilities
Deposits and short-term borrowings are included in the balance sheet items Due to banks, Due to customers and Issued debt securities.

Deposits
The following table presents the average amount of and the average rate paid on each deposit category representing in excess of 10% of average total deposits during the three most recent fiscal years. All ABN AMRO’s demand deposits in the Netherlands reflected in the table below are interest-bearing. ABN AMRO does not have non-interest bearing demand deposits in the Netherlands in excess of 10% of average total deposits. The geographic allocation is based on the location of the office or branch where the deposit is made.

(in millions of euros)	2009		2008		2007
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
Banks
The Netherlands
Time deposits (1)	31,128	3.3%	51,647	4.5%	54,845	4.4%
Demand deposits/Current account	4,361	2.5%	9,017	3.3%	8,823	3.9%
Foreign
Time deposits (1)	11,299	1,7%	32,031	4.6%	36,322	4.6%
Demand deposits/Current account	2,917	1.7%	7,038	2.6%	8,352	3.1%

Total customer accounts
The Netherlands
Saving accounts	57,215	3.0%	52,919	3.4%	50,602	3.1%
Time deposits	25,416	3.9%	37,041	4.3%	39,349	4.0%
Demand deposits/Current account	50,402	1.8%	46,443	2.8%	44,513	2.9%
Others	-	-	-	-	6,490	5.3%
Foreign
Saving accounts	11,217	2.1%	13,724	3.1%	13,822	3.9%
Time deposits (1)	19,467	2.4%	47,807	3.6%	60,817	4.0%
Demand deposits/Current account	26,963	0.9%	28,455	2.4%	30,967	3.2%
Others	-	-	-	-	7,760	5.0%

(1) Includes ABN AMRO’s Eurodollar deposit activities and professional securities transactions. Time deposits are funds for which the original term, the period of notice and interest payable have been agreed with the counterparty.

Deposits of $100,000 or more
At 31 December 2009, deposits of $100,000 or more or the equivalent in other currencies, held by branches in the United States, in time deposits and certificates of deposits by term remaining until maturity were:

Deposits of $ 100,000 or more

(in millions of euros)	At 31 December 2009	At 31 December 2008
3 months or less	533	3,246
More than 3 months but less than 6 months	86	32
More than 6 months but less than 12 months	3	-
Over 12 months	981	37
Total	1,603	3,315

Short-term borrowings
Short-term borrowings are borrowings with an original maturity of one year or less. These are included in ABN AMRO’s consolidated balance sheet under the items Due to banks, Due to customers and Issued debt securities. Categories of short-term borrowings for which the average balance outstanding during the preceding three fiscal years was equal to or greater than 30% of consolidated shareholders’ equity at 31 December, were included in the item Issued debt securities and consisted of certificates of deposits and commercial paper. An analysis of the balance and interest rates paid on these short-term borrowings is provided below.

(in millions of euros, except percentages)	2009	2008	2007
Year-end balance	21,179	30,020	43,396
Average balance	27,915	39,411	52,966
Maximum month-end balance	32,923	47,172	59,185
Average interest rate during the year	2.2%	4.3%	4.8%
Average interest rate at year-end	1.4%	3.7%	5.6%

Major Shareholders and Ownership

On 17 October 2007 RFS Holdings B.V. (‘RFS Holdings’), a company incorporated by RBS Group, Fortis and Santander acquired 85.6% of ABN AMRO Holding N.V. Through subsequent purchases RFS Holdings increased its stake in ABN AMRO to 99.3% as at 31 December 2007. RFS Holdings started squeeze-out proceedings in order to acquire the remainder of the shares in ABN AMRO from minority shareholders and this procedure was completed on 22 September 2008. As a result RFS Holdings is from that date the sole shareholder of ABN AMRO Holding N.V.

RFS Holdings is controlled by The Royal Bank of Scotland Group plc, which is incorporated in the UK and registered at 36 St. Andrew Square, Edinburgh, Scotland and The Royal Bank of Scotland Group plc is the ultimate parent company of ABN AMRO Holding N.V.

On 3 October 2008, the Dutch State fully acquired all Fortis’ businesses in The Netherlands, including the Fortis share in RFS Holdings. On 24 December 2008, the Dutch State purchased from Fortis Bank Nederland (Holding) N.V. its investment in RFS Holdings, to become a direct shareholder in RFS Holdings. The shareholdings in RFS Holdings are as follows: RBS - 38.2780%, the Dutch State - 33.8103 % and Banco Santander, S.A. - 27.9117%.

Stock exchange listings
None of the shares in ABN AMRO Holding N.V. are listed.

Issued share capital
The issued share capital of ABN AMRO Holding N.V. consists of 3,306,843,332 ordinary shares with a nominal value of EUR 0.56.

Dividend policy
ABN AMRO's policy is to pay dividends on ordinary shares taking account the capital position and prospects.

In this context, ABN AMRO expects to pay dividends to RFS Holdings in conjunction with the release of capital arising from the sale, or transfer to Consortium Members, of ABN AMRO's businesses as part of the separation process to enable RFS Holdings to pay dividends to its shareholders.

Articles of Association

The description set out below is a summary of the material information relating to ABN AMRO Holding’s share capital, including summaries of certain provisions of the Articles of Association and applicable Dutch law in effect at the relevant date. The Articles of Association of ABN AMRO Holding N.V. were last amended by a notarial deed executed by Mr R.J.C. van Helden, civil law notary in Amsterdam on 24 November 2008, under register entry number 2008.001536.01. The certificate of no objection of the Ministry of Justice on the amendments to the Articles of Association was issued by the Ministry of Justice under the number N.V. 385573.

As stated in the Articles of Association the object of the Company is:
•
The participation in, collaboration with and financing, administration and management of other enterprises and companies and the performance of all acts, activities and services which are related or may be conducive thereto.

•
The engagement in banking and stockbroking activities, the management of third-party assets, acting as trustee, administrator, executor of wills and executive director, non-executive director or liquidator of companies or other organisations, the provision of insurances and the performance of all other acts and activities which are related or may be conducive thereto, all in the broadest possible sense.

•	The fostering of the direct and indirect interests of all those who are involved in any way in the Company and the safeguarding of the continuity of the Company and its affiliated enterprise(s).

Share capital
The Company’s authorised share capital amounts to EUR 4,704,000,224. It is divided into 8,400,000,400 ordinary shares, each with a nominal value of EUR 0.56. For description of the dividend and voting rights attached to these shares refer to Section 7: ‘Other Information’.

Rights of Shareholders
Any resolution to amend the Articles of Association or dissolve the Company may only be passed by the General Meeting of shareholders following a proposal by the Managing Board which has been approved by the Supervisory Board. A copy of the proposal containing the literal text of the proposed amendments shall be made available for inspection by the holders of shares of the Company at the offices of the Company and at the offices stated in the convocation to the meeting, from the day of convocation to the end of the Meeting. Each holder may obtain a full copy of the proposal free of charge.

Meetings of Shareholders and convocation
General meetings of shareholders shall be held in Amsterdam, or in The Hague, Rotterdam, Utrecht or Haarlemmermeer (Schiphol). Annual meetings must be held within six months of the end of each financial year. In addition, General meetings of shareholders shall be held as frequently as deemed necessary by the Managing Board or the Supervisory Board and when required by law or by the Articles of Association. General meetings of shareholders shall be convened by the Managing Board or the Supervisory Board, without prejudice to the provisions of Sections 110, 111 and 112 of Book 2 of the Netherlands Civil Code. Convocation shall take place not later than on the fifteenth day prior to the day of the meeting. Convocation shall state the items to be discussed or alternatively notice shall be given that such items may be inspected at the Company’s offices. Proposals to amend the Articles of Association or proposals relating to a reduction of the Company’s capital shall always be included in the actual convocation.

Material Contracts

During the past two years, ABN AMRO was not a party to any contract outside its ordinary course of business that was material to it as a whole, except as disclosed in Section 1 – ‘Chairman's Review – Separation’, Section 2 – ‘Information about the Company - EC Remedy’, Section 4 – ‘Risk and Capital Management - Risk Factors - Risk factors in relation to the Asset Protection Scheme’ and Section 6 – ‘Financial Statements - note 40: Securitisations and other credit risk mitigants’.

Trend Information

The composition of ABN AMRO's revenues, assets and liabilities and its overall performance are affected by changing economic conditions and changing conditions in financial markets, as well as regulatory changes.

We expect that liquidity disruptions, instability and volatility will continue to affect the credit and financial markets in 2010. In addition, regulatory changes will take place in the future that we expect will increase the overall level of regulation in the markets.

The transfer of business to RBS Group, in line with obtaining synergies and combining risk management, will continue in 2010. This process will reduce the scope of operations conducted by ABN AMRO. The core activities expected to remain within ABN AMRO will include global transaction services and local market functions.

For further discussion of some of these challenges please refer to our discussion on the current credit market environment in Section 3: ‘Operating Review’ and our 'Risk Factors' section in Section 4: ‘Risk & Capital Management’.

Off-Balance Sheet Arrangements

ABN AMRO has no off-balance sheet exposures that have or are reasonably likely to have an adverse effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

ABN AMRO’s hedging activities are non-speculative and are recognised on its balance sheet under Other Assets. For a discussion of the impact of off-balance sheet commitments and contingent liabilities see note 34 in Section 6: ‘Financial Statements’.

Code of Ethics

ABN AMRO’s Corporate Values and Business Principles set out the standards of ethical conduct that ABN AMRO expects from its employees.

The Business Principles are applicable to all our employees, including the Chairman of the Managing Board, the Chief Financial Officer and other senior financial officers. All employees are accountable for their adherence to the Business Principles.  ABN AMRO has established a whistleblowing policy that provides employees with clear and accessible channels, including a direct channel to the Audit Committee of the Supervisory Board for reporting suspect violations of the Business Principles and malpractice.

We believe the Business Principles address the standards necessary to comprise a code of ethics for the purposes of section 406 of the Sarbanes-Oxley Act.

The Business Principles are accessible on our website at www.abnamro.com, under the heading ‘About ABN AMRO’ followed by ‘Business Principles’. A copy of our Business Principles is also available upon request, free of charge, by writing or telephoning us at:

ABN AMRO N.V
P.O. Box 283
1000 EA  Amsterdam
The Netherlands
Tel: +31 20 6289393

Central Works Council

The Central Works Council (‘CWC’) represents the employees of ABN AMRO who are active in the Netherlands. In this capacity the CWC regularly consults with the management of the bank. Since the Dutch State nationalised Fortis Bank Nederland, including the activities that Fortis had previously purchased from ABN AMRO, Caroline Princen, Head of Human Resources, has acted as the CWC’s consulting partner.

In response to the Dutch State’s intention to combine the activities of Fortis Bank Nederland and the Dutch State acquired businesses segment of ABN AMRO, the CWC decided to take a position on – and thus make a contribution to – this process. The CWC drew up its own ‘Vision on the new bank’ for this purpose. This vision was positively welcomed by the entire Employee Representation Body (‘ERB’) and communicated to all relevant stakeholders.

In the past year, the various ERB organs of ABN AMRO dealt with a series of requests for advice under the overall direction of the CWC. In each case every effort was made to obtain information at an early stage in order to ensure timely and high-quality advice. The CWC believes this early involvement created excellent opportunities to influence the decision making in the interests of the employees. This approach also enabled the full ERB of ABN AMRO to achieve uniform opinion and decision making within the advisory process, with a clear distribution of duties and responsibilities while making use of the expertise of the entire ERB.

The most important issues addressed in the past year were:

Legal demerger
On 6 February 2010, the businesses of ABN AMRO acquired by the Dutch State were legally demerged from the RBS acquired businesses. During the advisory process surrounding this legal demerger, the CWC made arrangements that are important to certain groups of employees. These arrangements concern, for example, the pension plans of all employees and the legal position of the Central Items business segment and outsourced employees who wish to make use of the return guarantee.

Transition plan
Early in November, the CWC issued advice on the first phase of the transition plan. Now that the integration of Fortis Bank Nederland and the Dutch State acquired businesses looks set to become reality, the time has come to start building a new bank together. Going forward, the CWC sees a promising future for ABN AMRO. The new bank is one that genuinely puts the client first, while seeking to build long-term relationships with clients and employees alike. The CWC is of the opinion that the plans offer good prospects for creating a wonderful new bank.

The CWC has found that ABN AMRO’s vision on the new bank largely corresponds with its own, which is based on long term thinking, putting the client first and promoting risk awareness among all employees. Though the CWC is enthusiastic about the proposed plans, it also has certain major points of concern. These mainly relate to the integration process, which will inevitably lead to substantial job losses. The CWC is committed to ensuring that the employees who become redundant are given an opportunity to properly develop themselves “from work to work”. To this end, it will be involved in all work to work processes and other relevant HR initiatives. It will also closely and continuously monitor the Redeployment Centre’s activities and results. In addition, the CWC wants to ensure that the selection and matching process is carried out in a transparent, honest and understandable manner. Among other things, it has been agreed that emphasis will be given to people management qualities in the appointment and development of managers. Furthermore, the institution of “confidential officer” will be reinstated as an alternative for the manager or HR Business Partner. Finally, the new bank will make sustainability a strong priority.

EC Remedy
The Heads of Agreement reached between the Ministry of Finance and Deutsche Bank on 19 October 2009 about the sale of New HBU II has resulted in an agreement at the end of December 2009. To protect the interests of the New HBU II, IFN Finance and ABN AMRO Bank employees as much as possible, the CWC has claimed a right to consultation on the proposed decision to conclude a Sale and Purchase Agreement with Deutsche Bank.

The CWC thanks the Management for its open and extremely constructive manner of cooperation in the past period. In addition, the CWC thanks the ERB members as well as all employees who jointly made it possible to complete the important advisory processes during this hectic period in a timely and responsible manner.

Exhibits

We have filed the following documents as exhibits to this Form 6-K:

EXHIBITS
Exhibit Number	Description of Exhibit
15.1	Consent of Deloitte Accountants B.V., independent registered public accounting firm
15.2	Consent of Ernst & Young Accountants LLP, independent registered public accounting firm

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RBS Holdings N.V.
Date:	30 September 2010	By:	/s/ Pieter van der Harst
			Name:	Pieter van der Harst
			Title:	Chief Financial Officer